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03024694

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Bayerische Hypo- und Vereinsbank Aktiengesellschaft

*CURRENT ADDRESS D-80311 Munich

**FORMER NAME Bayerische Hypotheken und Wechsel Bank AG

**NEW ADDRESS

PROCESSED JUL 22 2003 THOMSON FINANCIAL

FILE NO. 82- 3777 FISCAL YEAR 12/31/00

* *Complete for initial submissions only* ** *Please note name and address changes*

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OICF/BY: BBS

DATE: 7/21/03



Annual Report 2000
Annual Financial Statements

HypoVereinsbank

CONTENTS

Management Report

I. BUSINESS SITUATION AND TRENDS

1. INTEGRATION OF BANK AUSTRIA – A MAJOR STEP FOR THE BANK OF THE REGIONS

Bank of the Regions

During 2000, Bayerische Hypo- und Vereinsbank Aktiengesellschaft ("HypoVereinsbank" or the "Bank") continued to systematically implement its Bank of the Region strategy, the merger with Bank Austria moving it large stride closer to the goal of becoming the leading bank for private customers on the European marketplace. Together with Bank Austria, HypoVereinsbank serves more than eight million customers, making it the market leader in its domestic markets of southern Germany and Austria as well as the rapidly expanding economies of Central and Eastern Europe (see also the section entitled The Bank of the Regions in Europe in the Consolidated Financial Statements and Outlook).

Acquisition of Bank Austria

The first stage of the merger involved Bank Austria transferring its commercial operations to a new company (Bank Austria AG), itself then only acting as a holding company (BA Holding AG) for the stock of Bank Austria AG. At the beginning of December 2000, the Bank Austria AG stock was transferred to HypoVereinsbank as a non-cash contribution against the issue of 114 million new shares of HypoVereinsbank stock arising from a capital increase. At the beginning of February 2001, BA Holding AG was merged with Bank Austria AG as part of a downstream merger, with the BA Holding shareholders exchanging their stocks for the new HypoVereinsbank shares at a ratio of 1:1, thus becoming HypoVereinsbank shareholders. As a result of the transaction, the number of HypoVereinsbank shares increased 114 million, or some 27%, to 535 million. HypoVereinsbank's weighting in the international stock indexes rose accordingly.

Integration plan

The integration plan envisages Bank Austria acting within the corporate group as the bank of the regions for Austria and the countries of Central and Eastern Europe. HypoVereinsbank, on the other hand, will retain regional competence for Germany, Western Europe, the Americas, and Asia. A tight schedule has been drawn up for the merger. Mid-2001 is the target date for folding the Bank Austria units in Zurich, London, New York and Asia into the existing corporate units and defining the future structures in the Czech Republic and Hungary. The merger is expected to be completed in Austria and Poland by 2003.

2. STATEMENT OF INCOME

	2000	1999		Change
	€ millions	€ millions	€ millions	in %
Net interest income	3,358	3,866	– 508	– 13.1
Net commission income	1,238	1,061	+ 177	+ 16.6
Net income on financial operations	383	307	+ 76	+ 24.9
Administrative expenses	3,011	3,003	+ 8	+ 0.3
Personnel expense	1,717	1,654	+ 63	+ 3.9
Other administrative expenses[1]	1,294	1,349	– 55	– 4.1
E-commerce expenses	102	—	+ 102	>+ 100.0
Other operating income less other operating expenses	26	(41)	+ 67	>+ 100.0
Operating result before risk provision	**1,892**	**2,190**	**– 298**	**– 13.6**
Risk provision	781	1,576	– 795	– 50,5
Operating result	**1,111**	**614**	**+ 497**	**+ 81.1**
Other income less other expenses	(59)	406	– 465	>– 100.0
Other extraordinary income less other extraordinary expenses	(117)	(276)	+ 159	+ 57.6
Transfers to the special fund for general banking risks pursuant to Section 340g, Commercial Code	—	—	—	—
Pre-tax income	**935**	**744**	**+ 191**	**+ 25.7**
Taxes	229	185	+ 44	+ 23.8
Net income for the year	**706**	**559**	**+ 147**	**+ 26.3**
Transfers to retained earnings	250	200	+ 50	+ 25.0
Profit available for distribution	**456**	**359**	**+ 97**	**+ 27.0**

[1] Including standard depreciation on property, plant and equipment

Net interest income

Compared with 1999, net interest income declined 13.1%, to €3,358 million. Among the reasons for this are:
- the sustained downward pressure on the interest margin (1.05% after 1.27% last year), which results in structural changes on the refinancing side and a higher proportion of transactions involving lower margins,
- a conscious effort to limit the growth of the Bank's risk assets,
- the rapidly falling demand for real estate loans, and
- the fall in earnings from the transformation of maturity patterns due to the flat yield curve which at times inverted.

Offsetting these effects was higher income from the Bank's portfolio of shareholdings. This includes the dividend totaling €116 million received in-phase from Bank Austria for the first time.

Net commission income

Despite the difficult market environment in the second half of the year, the Bank managed to post a 16.6% gain in net commission income over the prior year, to reach €1,238 million. Securities and depositary business provided 56.3% (1999: 51.9%) of total net commission income. Sales of retail funds marketed by the Bank's asset management subsidiaries had a particularly strong impact on this item. The development of earnings from underwriting business, foreign trade operations, asset management, and advisory services was also more than satisfactory. The proportion of total operational income represented by net commission income thus expanded from 20.4% to 24.7%.

Proportion of total operational income represented by net commission income

Net income on financial operations

Net income on financial operations rose 24.9% compared with 1999, to €383 million. The total was generated primarily by price-related operations.

Administrative expenses

Thanks to the Bank's strict approach to cost management, administrative expenses increased merely 0.3%, to €3,011 million, in the year under review to remain constant at roughly the same level as last year. Personnel expense rose 3.9%, to €1,717 million. The increase results among other things from the greater proportion of better qualified employees and the higher expenses for pension provisions. At the same time, the spin-off of the Bank's securities settlement operations to its newly-formed Financial Markets Service Bank subsidiary had an ameliorating effect. Other administrative expenses, including depreciation on property, plant and equipment, fell 4.1%, to €1,294 million. The cost-income ratio deteriorated slightly, from 57.8% to 60.2%, due to the lower operating income, down 3.6%, despite stable administrative expenses.

Cost-income ratio

E-commerce expenses

The Internet is leading to rapid changes in patterns of customer behavior. In order to better master these changes and expand its multi-optional sales channels, the Bank made a separate budget available for e-commerce-activities totaling €102 million, showing the expenses separately in the statement of income. (For more information on the Bank's e-business activities, please refer to the comments on the Webpower projects in the Consolidated Financial Statements and Outlook.)

Loan-loss provisions

As expected, provisions for losses on loans and advances fell sharply. At €783 million, loan-loss provisions are around two thirds lower than last year (€2,138 million).

Net income from securities held for liquidity purposes

Net income from securities held for liquidity purposes fell to €2 million (1999: €562 million). However, the prior year total was inflated by non-recurring items relating to the high level of loan-loss provisions.

Operating result

HypoVereinsbank recorded an operating result of €1,111 million in 2000, up some 81.1% on the prior year amount.

Other income and expenses

The balance of other operating income and expenses results in losses of €59 million. The previous year's figure of €406 million was boosted among other things by high proceeds from the sale of assets. The expenses arising from losses transferred included in this item amounted to €108 million.

Extraordinary expenses

Extraordinary expenses of €117 million include merger-related expenditures arising from the fusion of the former Vereinsbank and the former HYPO-BANK for the last time. Thus the total expenditures for HypoVereinsbank for this merger since 1997 amount to €670 million.

Taxes

Taxes on income rose from €168 million to €212 million in line with the development of net income. Other taxes, at €17 million, remained at the same level as last year.

Net income for the year
Return on equity

HypoVereinsbank recorded net income for 2000 totaling €706 million, up 26.3% on 1999. Return on equity remained unchanged at 5.1%. When calculating return on equity, unlike in the statement of income, the Bank only took into account of the dividend payment from Bank Austria as well as the additional shareholders' equity arising from the capital increase completed for the acquisition of the shares in Bank Austria for the period since the acquisition.

Appropriation of profit

€250 million of the net income for the year has been transferred to retained earnings. The Bank will propose to shareholders at the Annual General Meeting on May 22, 2001, that the profit available for distribution of €456 million be used to pay an advance share in profits of €0.08 on each share of non-voting preferred stock (totaling €1 million) and a dividend of €0.85 on each eligible share of common stock and share of non-voting stock. Including the tax credit, the Bank's domestic shareholders will receive €1.21 per share of common stock and €1.33 per share of preferred stock. This corresponds to a total dividend payout of 64.6% of net income for the year.

3. BALANCE SHEET

Total assets

HypoVereinsbank's total assets at December 31, 2000, amounted to €336.3 billion, representing a 10.5% rise over the prior year. This increase is attributable primarily to placements with, and loans and advances to, other banks, securities, and shares in affiliated companies.

Lending volume

The Bank's lending volume (loans to banks and customers, and bills) climbed 4.6%, to €204.4 billion, of which €24.2 billion (down 9.7%) relates to municipal loans and €109.6 billion (up 1.1%) to mortgage loans. Within this total, the proportion of housing construction fell slightly, from 72.8% to 71.6%, while the proportion of loans to trade and industry rose from 27.2% to 28.4%.

Securities

The Bank increased its holdings of debt securities and other fixed-income securities 18.1%, to €51.0 billion, and of equity securities and other variable-yield securities 18.0%, to €10.6 billion.

Shares in affiliated companies

Shares in affiliated companies climbed to €13.7 billion from €6.4 billion in 1999. This gain can for the most part be attributed to the acquisition of Bank Austria.

Shareholders' equity

The acquisition of the shares in Bank Austria was financed in December 2000 by issuing 114 million new shares from a capital increase. Including premiums, this resulted in a strengthening of the Bank's equity base to the tune of €6.4 billion. Moreover, a total of €250 million has been transferred to retained earnings.

Liabilities

To fund its lending operations, the Bank above all increased amounts owed to other banks (up 18.6%) and amounts owed to other depositors (up 7.4%), with the volume of savings deposits declining 19.3%. Liabilities evidenced by paper rose moderately, up 2.8%.

Risk assets and market risk position

HypoVereinsbank risk assets grew 10.3%, to €180.9 billion in 2000. The market risk positions totaled €2.8 billion (1999: €2.5 billion).

Core capital and equity capital

During the year under review, the Bank increased its core capital in accordance with the approved annual financial statements 60.2%, to €17.7 billion as a result of the capital increase executed to finance the acquisition of Bank Austria's shares. Equity capital, which includes both liable equity of €28.4 billion and tier III capital of €1.0 billion, grew 47.0%, to €29.4 billion. The core capital ratio totaled 9.8% after 6.8% last year, while the total equity ratio fell to 13.6% (1999: 10.3%). The Bank does not intend to carry out any capital increases to finance organic growth.

4. BANK OFFICES

HypoVereinsbank maintained 644 bank offices at year-end. The Bank's domestic network contracted to 622 offices, a fall of 47 attributable primarily to consolidations. Outside Germany, the Zagreb office was taken over from Société Générale on March 1, 2000.

DOMESTIC AND INTERNATIONAL OFFICES

	1999	Additions		Reductions		2000
		New opening	Closures	Consolidations	Relocations	
Domestic						
Baden-Württemberg	35	—	3	3	– 2	27
Bavaria	477	2	6	31	3	445
Berlin	21	—	—	—	—	21
Brandenburg	11	—	—	—	—	11
Bremen	—	—	—	—	—	—
Hamburg	—	—	—	—	—	—
Hesse	13	—	—	—	—	13
Lower Saxony	—	—	—	—	—	—
Mecklenburg-Western Pomerania	—	—	—	—	—	—
North Rhine-Westphalia	20	1	1	—	—	20
Rhineland-Palatinate	25	—	—	1	—	24
Saarland	11	—	—	1	—	10
Saxony	25	1	—	4	—	22
Saxony-Anhalt	12	—	—	—	—	12
Schleswig-Holstein	—	—	—	—	—	—
Thuringa	19	—	—	1	– 1	17
Total domestic	**669**	**4**	**10**	**41**	**—**	**622**
International						
Europe	6	1	—	—	—	7
Americas	5	—	—	—	—	5
Asia	9	—	—	—	—	9
Africa	1	—	—	—	—	1
Australia	—	—	—	—	—	—
Total international	**21**	**1**	**—**	**—**	**—**	**22**
Total	**690**	**5**	**10**	**41**	**—**	**644**

5. EVENTS AFTER DECEMBER 31, 2000

Foreign & Colonial

In the field of asset management, a new strategic orientation is being implemented involving a pooling of activities. In this respect, the Bank sold its 90% holding in London-based investment manager Foreign & Colonial. The sale takes effect in the first quarter of 2001.

Activest

Moreover, the Bank intends to manage the operations of Activest Investmentgesellschaft mbH, Activest Luxembourg S.A., allfonds-BKG Asset Management GmbH and allfonds BKG Investmentgesellschaft mbH under the common Activest brand in the future. Effective January 1, 2001, FondsServiceBank was launched as a joint venture linking the Activest Group and MEAG MUNICH ERGO Asset Management GmbH.

IND^EX^CHANGE

The Bank is looking to establish a new brand for index-based products in the form of IND^EX^CHANGE AG, a new wholly-owned subsidiary. The company has acquired the exclusive license rights for the most important Deutsche Börse equity indexes for a period of one year at this stage and has been offering listed index funds – known as exchange-traded funds (XTF) – linked to the DAX, the EuroStoxx 50 and Stoxx 50 since the beginning of 2001. More funds are slated to be added during the course of the year.

6. OUTLOOK

The forecasts relating to the future development of HypoVereinsbank represent best estimates made on the basis of all the information available to the Bank at the present time. Should the assumptions underlying the forecasts fail to materialize or risks occur to an extent not envisageable – as discussed in the Risk Report – it is possible that the actual results will differ from those currently projected.

Strategic reorientation

All in all, the general economic outlook for the Bank's domestic markets in 2001 is positive. (The basic macroeconomic conditions in 2001 underlying the Bank's planning processes are explained in detail in the section entitled Division Controlling in the Consolidated Financial Statements and Outlook.) The Bank is looking to exploit this environment by means of intensive, far-reaching strategic measures aimed at enhancing the profitability of its corporate divisions and hence also permanently raising its value. The repositioning of the Bank's corporate customer activities, which was completed in mid-2000 and which already resulted in a remarkable turnaround last year, is expected to bear considerable fruit over the next few years. In operations involving private customers and professionals, the Bank is investing heavily in adjusting its retail business to the changing conditions in the market. In the autumn of 2000, HypoVereinsbank became the first major German bank to open up its multi-optional distribution channels for the active marketing of third-party offerings. The aim behind this significant strategic move is to purposely enhance the Bank's competitive position in this segment. Furthermore, the strategic reorientation of the Bank's asset management activities is expected to yield a permanent reinforcement to its profitability.

Real Estate Lead Competence

In the course of last year, the Bank launched its Real Estate Lead Competence strategic initiative with a view to stretching its market and competence leadership in real estate financing on the European marketplace. To accompany the start of operations under the program, HypoVereinsbank will pool its real estate financing activities in a new real estate bank in two steps. The new institution will operate as a mortgage bank offering both retail and mortgage banking services, and have a presence in all important financial centers in Western and Eastern Europe as well as in the United States. In the first stage, Nürnberger Hypothekenbank AG and Süddeutsche Bodencreditbank AG will be absorbed into Bayerische Handelsbank AG before the end of 2001. The real estate financing business of the parent bank will then follow in 2002. The new real estate bank will use all available methods of securitization and syndication to optimize its portfolio and reduce the amount of tied-up equity capital. The products and services of real estate investment banking will give the Bank's customers a clear added value beyond that of traditional financing. HypoVereinsbank is rapidly expanding its presence in attractive international markets with a view to accelerating the growth of its increasingly important operations abroad.

New management philosophy

In addition to these measures on the operational side, the Bank has aligned the underlying principles for steering the corporate group more consistently with the Bank of the Regions strategy. Alongside the existing segment-based divisional approach, the new management philosophy now calls for the Group board to assume regional, institution-based responsibility for operating results. To this end, the Group Board is to set the basic parameters for the respective company as a whole together with divisional structure guidelines for the locally controlled banks – meaning at this stage the Bank Austria Group, Vereins- und Westbank, the domestic mortgage banking subsidiaries, and the newly formed real estate bank. At the same time, the managing directors of the subsidiaries will be kept more accountable for the targeted overall results. The new management concept is intended to foster and support local entrepreneurialism at the same time as boosting the Bank's impact on the marketplace.

Operating income

The Bank is aiming to achieve significant growth in operating income (net interest income, net commission income, net income on financial operations and the balance of other operating income and expenses). Net interest income will suffer from the cyclical downturn in the lending business and from higher expenses on the deposit-taking side than in the prior year. As last year, however, this will be compensated by high levels of unusual income from the Bank's holdings of participating interests, meaning that, as a whole, the net figure is expected to rise compared with the prior year. Net commission income is starting from a high underlying base due to the strong performance of the stockmarket in the first half of 2000. Despite this, the Bank is optimistic of the dynamic upward trend persisting and of again achieving double-digit growth. The budgeted figures indicate that net income on financial operations will beat the prior year total on the back of a double-digit growth rate.

Administrative expenses

Administrative expenses are set to rise in the wake of the integration into HypoVereinsbank of the Bank Austria units in London, New York and Asia, the measures taken in conjunction with the Real Estate Lead Competence project, and the planned expansion of corporate finance and treasury operations. Moreover, the Bank expects the introduction of the single European currency to cost tens of millions of euros.

Cost-income ratio

The cost-income ratio will mark time at around the level of last year.

Risk provision

Other and extraordinary income

In terms of risk provisions, while the Bank is forecasting a slight rise in loan-loss provisions year-on-year, this will be more than compensated by higher net income from securities held for liquidity purposes. The Bank expects to book considerable tax-free gains on the sale of its holding in Foreign & Colonial in 2001. Moreover, net income will benefit from the fact that no more expenses will accrue as a result of the merger of the former Vereinsbank and the former HYPO-BANK.

Net income for the year

All in all, given the projected developments for 2001 described here, the Bank expects to be able to report a tangible increase in net income allowing it to pay an attractive dividend and again strengthen its reserves, thus bolstering its capital base.

II. RISK REPORT

1. OVERALL RISK CONTROL AND RISK MANAGEMENT SYSTEM

Groupwide management system

The conscious engagement in financial risks with the aim to exploit market opportunities lies at the heart of modern banking. Under the twin effects of intensifying global competition and technological advances, profit margins in this business can be expected to narrow even further. In an answer to these trends, and to the ever more stringent regulatory requirements, HypoVereinsbank has instituted a Groupwide risk management system which can be described as a continuous feedback loop uniting the elements of strategy, planning, management and monitoring.

Risk management in our operating businesses is the task of our corporate divisions, whereas monitoring functions are performed by independent organizational units. This separation of functions is firmly embedded in the Bank's organization.

A very important function of our risk management system consists in the timely identification of risks and the analysis of their causes and effects.

We limit our risks by means of risk policy guidelines and strict limit structures, both of which are dictated by the Bank's Board of Managing Directors. Working on this basis, Risk Control and Group Audit conduct extensive risk monitoring activities. Influencing risk positions for purposes of portfolio management with the goal of optimizing the risk-return ratio is the task of the local risk management units of the corporate divisions. They perform this work on the basis of specific risk principles and ongoing risk analyses.



Group Board of Managing Directors
Risk policy
Central Risk Control
Measurement methods/instruments
Risk measurement/monitoring
Independent reporting
Local risk management
Portfolio management
Quality assurance/loan register
Policy guidelines
Ongoing risk analysis
Group Audit
Case audits, process audits, system audits
Risk-oriented audit methods

Group Risk Control

HypoVereinsbank's Group Risk Control reports directly to the managing director responsible for accounting, internal audit and risk control. As a neutral, independent unit, it is primarily responsible for the following functions:

- ongoing, independent risk measurement and monitoring of all risk types;
- responsibility for methods and methodology, including the development and continuing improvement of suitable models for measuring risks;
- regular reporting to the Board of Managing Directors;
- Groupwide risk capital allocation and risk aggregation; and
- implementation of uniform, consistent risk control standards throughout the Group

Group Risk Control is supported by the local risk controllers in the foreign branches and subsidiaries, over whom the central Group unit exercises functional authority.

With respect to organizational and functional criteria, HypoVereinsbank's risk control set-up completely complies with the increasingly stringent legal and regulatory requirements.

Local risk management

The local risk management units in the corporate divisions are responsible for risk management by employing modern portfolio management methods. The purpose of these methods, applied within the limits of the powers delegated by the Board of Managing Directors, is to diversify and optimize portfolios with respect to risk and return while consciously limiting portfolio concentrations. This work is performed on the basis of close cooperation and continuous information exchanges between the Risk Control unit and Risk Management units. The interaction of these two functions produces valuable insights into ways for increasing profitability, both in individual customer transactions and/or an entire business sector.

Group Audit

In January 2000, the German Federal Banking Supervisory Office issued new minimum requirements ("MaI") geared to be complied with by internal audit divisions. Under the new rules, all operational and business processes must be audited at least every three years – if useful or appropriate – and all those processes subject to an especially high level of risk must be audited at least once a year. Group Audit further improved its already high standard of quality and effectiveness by executing a number of projects related, in particular, to audit documentation and the follow-up control of actions undertaken to rectify problems.

Group Audit's activities aim to prevent losses for the Bank and its customers. As an independent organizational unit, Group Audit reports directly to the Board of Managing Directors. It is structured in line with the divisional organization of the HVB Group. The audit policy, which was revised in 2000, fulfills all applicable regulatory requirements to the full extent.

The Bank's risk-oriented audit methods are designed to promote the accurate, on-site assessment of risks, based on the results of prior audits and special investigations, as well as current analysis of computerized reports and the like. The spectrum of audit methods encompasses individual case audits, process audits and system audits.

The audit methods are continuously adapted to reflect changes occurring in the Group and evolving market standards. Audits are planned on the basis of audit cycles, scheduled in accordance with the level of risk inherent in each business activity and with previous audit results.

2. OVERALL BANK MANAGEMENT

Active management of capital resources

Enhancing shareholder value through targeted capital allocation

We aim to exploit market opportunities and achieve competitive advantages that will enable us to enhance the shareholder value of our Bank by allocating our capital resources on the basis of a carefully considered, closely monitored strategy. Consequently, our internal management system is focused on two essential elements: regulatory (or tied core) capital and risk capital.

Both resources are expected to yield a certain return, which is derived from the expectations the capital markets have for our Bank. The return on capital is expected to be earned by the Bank's businesses in proportion to their respective capital usage.


Capital markets'
return expectations for HypoVereinsbank
Resource optimization
Tied
core capital
Accounts for bank
regulatory requirements
Risk capital
Accounts for
economic risk

a) Tied core capital

The amount of regulatory capital required to back the operations of the Bank's individual divisions is determined in accordance with the rules of Principle I, Section 10 of the German Banking Act. For this purpose, however, we do not apply the minimum capital backing of 4.4% stipulated by the German Banking Act (including unrealized reserves), but a rate of 5.4%, thereby creating a core capital cushion. In calculating the regulatory capital for market risks, we incorporate an analogous core capital cushion.

b) Risk capital

Risk types

We define the following types of risk for purposes of our risk control and management program:

- Credit risk
- Liquidity risk
- Market risk
- Operational risk
- Business risk
- Risks arising from the Bank's own real estate portfolio
- Risks arising from the Bank's shareholdings/financial investments
- Strategic risk

Uniform quantification of risk

We measure all risks (unexpected losses) by employing a 99%-tail end value-at-risk measure. This method is consistently used throughout the Bank for all risk types except liquidity and strategic risks.

Based on this consistent quantification, we assign risk capital to cover these risks by calculating the amounts required for capital allocation purposes for a one-year period. The required risk capital is determined for each corporate division and is being assigned to them. Group Risk Control, in close consultation with the business units, determines the projected risk capital requirements on the basis of up-to-date risk measurements. Capital allocated is adopted by the Group Board of Managing Directors as part of the annual planning process. In this manner, risk considerations are firmly anchored in the Bank's internal management system.

We also monitor liquidity risk on a continuous basis, but do not provide separate risk capital coverage for this purpose. These risks are either contained in the market risks or they are controlled by means of other instruments. Strategic risks, such as the impact of the Internet and e-commerce on the banking industry, are handled by special project teams and managed by way of active, dynamic business policies within the framework of our general strategic goals.

Overall risk capital

The overall risk capital of the Bank is established by aggregating risk capital figures for each risk class and allowing for risk-reducing portfolio effects (diversification effects). As of year-end 2000, the Bank's entire risk capital (including risks of shareholdings/investments) amounted to only slightly less than one third of the capital cushion to cover its risks. This capital cushion consists of shareholders' equity, undisclosed reserves and average retained earnings.

Capital management in line with statutory capital rules

Capital adequacy ratios

To manage the Bank's regulatory capital, we apply three capital adequacy ratios, for which we have established minimum values. These are:
- core capital ratio (ratio of core capital actually available to minimum regulatory core capital);
- equity capital ratio (ratio of liable capital to risk assets); and
- total equity ratio (ratio of total equity to the sum of risk assets and market risk positions weighted by a factor of 12.5).

Since both the risks calculated for meeting regulatory requirements and the Bank's capital itself are subject to volatility (fluctuation of market risk positions, risk assets, change in revaluation reserves due to market conditions), the three above-mentioned ratios mentioned are calculated for planning purposes by applying a volatility discount, fully accepting the possibility that the ratios could circumstantially exceed the target levels significantly.

To determine the appropriate capital funding, we have essentially defined the following process:
- In addition to a multi-year plan, for purposes of Principle I of the German bank regulatory requirements and the necessary Bank for International Settlements (BIS) reports, we also prepare, a rolling four-quarter plan to supplement the monthly reporting for Principle I and the quarterly reporting of the BIS ratios.
- Reports on the actual ratios and significant related effects are submitted every month to a committee of the Board of Managing Directors (Market Risk and Asset Liability Committee). The committee takes appropriate action if the actual ratios deviate significantly from plan.

3. RISK MONITORING AND CONTROL

The Bank's risks are subject to an institutionalized organizational structure featuring processes and responsibilities as well as specific measurement procedures and systems.

a) Credit risk

Credit risk is defined as potential losses arising from a customer default or loss of credit rating. Such risks include loan default risk, counterparty risk and country risk.



RISK CAPITAL
AFTER PORTFOLIO EFFECTS*
AT DECEMBER 31, 2000

Broken down by risk type, in %


Market risk 19
Credit risk 43
Operational risk 18
Business risk 13
Risk of the Bank's own real estate portfolio 7

Broken down by corporate division, in %


Real Estate Finance and Real Estate Customers 13
Corporate Customers 32
Private Customers and Professionals 19
International Markets 17
Asset Management 1
Real Estate Workout 1
Other 17

* Excluding risks arising from shareholdings/financial investments

Presentation of credit risks in the annual financial statements

Loan default risk is defined as the possible losses arising from commercial lending operations.

Loan-loss provision

We created a total loan-loss provision of €799 million for these risks in 2000. Of this amount, €255 million relates to Corporate Customers, €210 million to Private Customers & Professionals, €362 million to Real Estate Finance & Real Estate Customers, and €1 million to International Markets; with respect to Real Estate Workout, we reversed loan-loss provisions in the amount of €33 million. (The loan-loss provisions shown in the statement of income, including reversals of country-specific provisions, amount to €783 million).

The mission of the Real Estate Workout division is to reduce its entire portfolio as quickly as possible, at the best possible terms, and to avoid additional losses by instituting special risk management structures. In 2000, we pared the volume back an aggregate of €1.7 billion, and are currently engaged in negotiations on the subject of further property sales aimed at cutting the remaining total. To date, the loan-loss provisions taken on the real estate workout portfolio amount to €3.3 billion, corresponding to a provision rate of around 40%.

Country risk

Country risk is defined as the transfer and conversion risk resulting from finance facilities maturing in more than one year and non-performing commercial loans maturing in less than one year, net of collateral in both cases. We do not create provisions for new loans to countries which are a regional component of our strategic business sectors and are not experiencing payment difficulties.

The situation of our country risks did not change significantly in 2000 compared to the previous year. New risks requiring provisions did not arise last year. The loan volume subject to risk declined by €169 million last year, to €214 million, this development being mainly due to the rescheduling of loans to Russia, the write-off of unrecoverable loans charged to loan-loss provisions and the repayment of loans.

The total volume of country risk provisions decreased €97 million to €154 million. Of this amount, €84 million relates to write-offs (without effect on the statement of income) and €16 million to the changes in provisions, the proceeds of which are recognized in the statement of income.

After accounting for write-downs taken on the lending portfolio, the total volume of loan-loss provisions increased €0.3 billion to €7.4 billion in 2000. With these steps, we have adequately provided for all risks inherent in our lending operations. The methods used to value our loan receivables are described in the notes to the financial statements.

Counterparty risk

Counterparty risk is defined as the potential losses arising from the default or deterioration of credit rating of a customer with whom we have engaged in OTC derivatives transactions involving interest rates, foreign currencies, equities and indexes outstanding at year-end. These transactions are mainly concluded for hedging trading positions against the risk of changes in interest rates, foreign exchange rates or market prices. They also serve to provide cover for on- and off-balance sheet items within asset/liability management.

At year-end 2000, the notional amounts of derivative transactions totaled €1,463 billion. Of the total volume of derivatives, €1,169 billion relates to interest rate derivatives (79.9%), €247 billion to foreign exchange derivatives (16.9%), and €47 billion to equity/index derivatives (3.2%). In terms of remaining maturity, the largest part of the derivatives volume belong to the shortest time bucket (due within one year). The derivatives traded on futures and options exchanges account for 4.5% of the total volume. This comparatively low proportion can be attributed among other reasons to the fact that the risks associated with exchange-traded derivatives can be neutralized by liquidating the contracts (reducing the overall volume), whereas in the OTC business, it is generally necessary to establish an offsetting position (increasing the volume).

The notional volume in itself does not provide a suitable basis for drawing conclusions about the risk inherent in our derivatives business. Gross replacement values for OTC transactions can be applied as a useful indicator to quantify the values actually at risk. These are computed under the marked-to-market method as the sum of all positive market prices, ignoring risk-reducing netting agreements and individual credit weightings. Based on this definition, the maximum risk of default was €24.8 billion, or 1.7% of the total notional volume outstanding, at the end of 2000. This value does, however, represent a worst-case scenario, as it assumes that all counterparties would default simultaneously and no risk-reducing netting agreements would have been concluded. Taking into account the risk-reducing effects of existing netting agreements, the risk of default falls by €12.1 billion at the end of 2000. Additionally, the recognition of collateral for OTC transactions leads to a further reduction of counterparty risk; at the end of 2000, this effect amounts to approximately €0.7 billion.

OECD governments, banks and financial institutions, which are rated first-class borrowers, account for 91.7% (1999: 91.2%) of the counterparty risk before netting.

Compliant with Principle I of the relevant banking supervisory regulations, the counterparty risk on derivative financial instruments classified as trading and banking book totaled €22.3 billion, after netting and collateral collected, at the end of 2000; weighted by credit rating (credit equivalent), the corresponding figure was €5.9 billion (1999: €6.0 billion).

Credit derivatives

The rising need for instruments to manage credit risks has fostered the development of so-called credit derivatives. These vehicles make it possible to trade and hedge credit risks without altering the original credit relationships. This product group consists of three basic types: credit default swaps, total return swaps and credit-linked notes. The risk-hedging function is accomplished by means of compensatory payments, which in the case of the credit default swap and the credit-linked note depend on a certain credit event, or in the case of total return swaps, on a possible loss in market value. In the case of a credit-linked note, the credit risk is secured by means of a cash deposit, which is not the case for credit default swaps. Unlike pure derivatives, credit-linked notes contain a securities element alongside the derivative hedging component. This explains why such instruments have a market value far closer to the notional value than in the case of pure derivatives. Credit-linked notes issued – where the Bank is the protection buyer – are shown as a negative market value in line with the liability nature of the note.

The contract volume resulting from credit derivatives, the market values and the various types of reference assets are presented for the first time in the two data tables on pages 20 and 21. This presentation is compliant with the disclosure recommendations of national and international experts (including the Association of German Banks and the Bank for International Settlements).

DERIVATIVES VOLUME

in millions of €	Notional amount					Counterparty risk	
	Remaining maturity			Total	Total		
	less than 1 year	1 to 5 years	more than 5 years	2000	1999	2000	1999
Interest rate derivatives	**558,160**	**348,611**	**262,602**	**1,169,373**	**1,147,033**	**13,909**	**11,689**
OTC products							
FRAs	148,756	6,528	—	155,284	320,562	129	274
Single currency swaps	331,725	296,187	248,023	875,935	692,232	13,414	10,900
Interest rate options							
– purchased	10,579	16,656	7,715	34,950	28,397	364	506
– written	14,344	19,261	6,864	40,469	31,356	—	—
Other interest rate derivatives	1,012	109	—	1,121	863	2	9
Exchange-traded products							
Interest rate futures	37,769	8,916	—	46,685	68,816	—	—
Interest rate options	13,975	954	—	14,929	4,807	—	—
Foreign exchange derivatives	**207,913**	**33,200**	**5,345**	**246,458**	**282,910**	**8,053**	**7,830**
OTC products							
Foreign exchange forwards*	185,921	16,764	14	202,699	239,275	6,280	6,171
Cross-currency swaps	8,592	16,103	5,327	30,022	25,178	1,572	1,454
Foreign exchange options*							
– purchased	6,371	148	—	6,519	8,765	201	205
– written	7,029	185	4	7,218	9,692	—	—
Other foreign exchange contracts*	—	—	—	—	—	—	—
Exchange-traded products							
Foreign exchange futures	—	—	—	—	—	—	—
Foreign exchange options	—	—	—	—	—	—	—
Equity/index derivatives	**8,149**	**37,699**	**991**	**46,839**	**45,969**	**2,791**	**2,569**
OTC products							
Equity/index swaps	—	—	—	—	—	—	—
Equity/index options							
– purchased	1,683	14,612	292	16,587	17,320	2,141	2,266
– written	1,549	12,672	461	14,682	14,854	—	—
Other equity/index derivatives	1,432	10,381	238	12,051	9,783	650	303
Exchange-traded products							
Equity/index futures	2,096	—	—	2,096	1,911	—	—
Equity/index options	1,389	34	—	1,423	2,101	—	—
Total	**774,222**	**419,510**	**268,938**	**1,462,670**	**1,475,912**	**24,753**	**22,088**

* including precious metals derivatives

Monitoring and control of credit risk

To monitor and control our credit risk, we apply backtesting analyses to compare calculated risks with experienced defaults while also analyzing the potential risks inherent in our portfolio at a given closing date. Quantifying these risks is the crucial challenge of modern risk control and is also the subject of specific adjustments to the capital adequacy rules being developed by the Basle Committee.

COUNTERPARTY TYPE

	Counterparty risk			
	2000	1999	2000	1999
			Structure	Structure
	€ millions	€ millions	in %	in %
OECD governments (and central banks)	78	83	0.3	0.4
OECD banks	21,440	18,187	86.6	82.4
OECD financial institutions	1,191	1,863	4.8	8.4
Non-OECD governments (and central banks)	21	9	0.1	0.0
Non-OECD banks	273	118	1.1	0.5
Non-OECD financial institutions	2	—	0.0	—
Other companies and private individuals	1,748	1,828	7.1	8.3
Total	**24,753**	**22,088**	**100.0**	**100.0**

CREDIT DERIVATIVES

in millions of €	Contract volume by remaining maturity				Fair
	less than 1 year	1 to 5 years	more than 5 years	Total	value
Banking book	**154**	**161**	**1,138**	**1,453**	**156**
– Protection buyer					
Credit default swaps	—	161	1,000	1,161	(3)
Total return swaps	—	—	—	—	—
Credit-linked notes	—	—	—	—	—
Other	—	—	—	—	—
– Protection seller					
Credit default swaps	—	—	138	138	5
Total return swaps	—	—	—	—	—
Credit-linked notes	154	—	—	154	154
Other	—	—	—	—	—
Trading book	**43**	**156**	**423**	**622**	**(420)**
– Protection buyer					
Credit default swaps	43	111	—	154	1
Total return swaps	—	—	—	—	—
Credit-linked notes	—	—	423	423	(422)
Other	—	—	—	—	—
– Protection seller					
Credit default swaps	—	45	—	45	1
Total return swaps	—	—	—	—	—
Credit-linked notes	—	—	—	—	—
Other	—	—	—	—	—
Total	**197**	**317**	**1,561**	**2,075**	**(264)**

Regulatory developments

The goal of reforming these regulations governing credit risk is to introduce a greater level of risk differentiation than is possible under the current capital adequacy rules. The pending reform will effectively blend regulatory and economic considerations. In a first stage, credit quality classifications will be applied as the differentiating criterion, and it appears likely that internal credit ratings will also be accepted, in addition to the external ratings assigned by rating agencies (so-called internal ratings-based approach). Over the medium to long term, it can be expected that internal risk models will also be admitted for this purpose as well, as they already are for market risks. After all, the level of credit risk inherent in a given portfolio is determined not only by the credit quality (i. e., default probability) of the individual borrowers, but also, to a significant degree, by the level of diversification, i. e., the extent of existing portfolio concentrations, which can be incorporated into the risk measurement only by means of a portfolio model.

Regardless of whether internal risk models or the internal ratings-based approach of the Basle Committee are eventually applied, it is vitally important for us to reliably assess the default probabilities of our customers. For this reason, we have been paying special attention to refining our credit quality analysis instruments.

Credit analysis

The tools we use differ in content and structure according to the amount and complexity of the lending exposure being investigated. In addition, we maintain a number of special credit rating instruments tailored to specific industry sectors or financing forms, such as property developers, project finance, etc. As a result of this credit analysis, we assign customers to a credit rating corresponding to the customer's empirically measured default probability. With the aid of these default probabilities, we can correlate our internal ratings with the external ratings issued by rating agencies.

We employ a number of measures to ensure a robust quality of our internal ratings. Firstly, credit scores are evaluated jointly by the customer relationship manager and the lending specialist. In addition, the quality management units of the corporate divisions and Internal Audit perform ongoing quality checks of individual cases. Furthermore, Group Risk Control oversees the consistency of the methods applied and empirically evaluates the probabilities of default of each individual credit rating.

REFERENCE ASSETS

in millions of €	Contract volume			
	Credit default swaps	Total return swaps	Credit-linked notes	Total
Public bonds	—	—	413	413
Corporate bonds	299	—	—	299
Equity	161	—	—	161
Other	1,038	—	164	1,202
Total	**1,498**	**—**	**577**	**2,075**

Internal credit risk model

We have employed an internal credit risk model since 1997 to quantify and assess the Bank's global loan book default and counterparty exposures. This self-developed model presents the advantage that its methodology and parameterization are precisely suited to our portfolio. Because it is our own, we can refine this model at any time to incorporate the advances being made in this still young and emerging discipline.

Expected loss and credit value-at-risk

For purposes of credit risk measurement, a distinction is drawn between the expected loss and the credit value-at-risk (or unexpected loss). The expected loss quantifies the average losses expected on the current portfolio over the next twelve months, which are then factored into the pricing of our products in the form of standard risk costs. A number of inputs are needed to calculate the expected loss, including the current default probability (derived from the customer's credit rating), the exposure at default, the value of existing collateral, and the loss given default. The default probabilities and the losses given default are determined empirically from our default histories, and updated annually.

The credit value-at-risk (unexpected loss) provides information about the maximum negative deviation of the possible loss from the expected loss (99% probability) within one year and is backed by risk capital as a safety cushion. When measuring the credit value-at-risk, our internal credit risk model employs simulation methods to explore numerous possible macroeconomic scenarios and assess their impact on the level of possible losses. This approach is also conducive to stress-testing, a prerequisite for the acceptance of internal risk models by the regulatory authorities for purposes of measuring market risk.

The charts on pages 22 and 23 show the expected losses and the credit value-at-risk, broken down by corporate division, credit class and industry sector:

BREAKDOWN OF LOAN DEFAULT AND COUNTERPARTY RISK BY CORPORATE DIVISION


Expected loss in %
Corporate Customers 39.0
Private Customers and Professionals 26.1
International Markets 1.2
Real Estate Workout 5.7
Real Estate Finance and Real Estate Customers 19.3
Other 8.7


Value-at-risk in %
Real Estate Finance and Real Estate Customers 21.0
Corporate Customers 46.0
Private Customers and Professionals 17.3
International Markets 3.9
Real Estate Workout 2.8
Other 9.0

BREAKDOWN OF CREDIT RISK BY INDUSTRY SECTOR

in %	Share of expected loss	Share of value-at- risk
Sector		
Automotive	2.6	3.2
Banks	1.7	2.4
Construction	25.9	29.5
Chemicals	2.5	3.2
Services	12.4	11.9
Information technology	1.1	1.1
Electrical engineering	3.2	4.9
Consumer goods	2.9	3.0
Mechanical engineering	2.6	2.8
Food processing	4.2	3.8
Public authorities	0.6	0.5
Public agencies	0.3	0.4
Paper	1.4	1.5
Other financial service providers	4.3	6.6
Steel	1.3	1.7
Textiles	1.7	1.6
Transportation	2.4	2.7
Utilities	6.6	7.3
Other sectors	10.9	8.8
Individuals	11.4	3.1
Total	**100.0**	**100.0**

Year-on-year development of risk

The year-on-year comparison of both risk indicators (expected loss and value-at-risk) as well as the risk breakdown by industry sector indicate the improvement in risk management achieved last year as we applied these modern management tools to streamline our real estate exposures. The positive results of the efforts to sell suitable portfolio holdings at the best possible terms and of the specialized risk management work carried out in the Real Estate Workout unit are reflected in the considerably lower percentage share of the Bank's total risk contributed by this business sector.

In 2000, no significant changes occurred in the breakdown of the Bank's portfolio by credit rating.

BREAKDOWN OF CREDIT RISK
BY CREDIT CLASS


in %
30
22.5
15
7.5
Expected loss
Value-at-risk
1
2
3
4
5
6
7
8

The internal credit risk model we employ for analyzing these risks on the portfolio level also enables us to measure credit risks on much more specific levels, all the way down to the individual transaction. Such detailed analyses generate valuable insights into ways for improving risk management and control.

By employing such a sophisticated internal credit risk model, we are preparing for the following steps of regulatory capital requirements. The expertise and experience acquired in this process, along with the data histories collected, are useful already today as they create the conditions for the regulatory approval of the internal ratings-based approach expected soon.

Country risks

We also apply a portfolio-based approach to quantify potential country risks in our current portfolios. The analysis of portfolio effects is especially important for country risk measurement, because country portfolios are poorly diversified by their nature due to the relatively low number of available countries.

The default risk of each country is classified by assigning a country rating. The rating classes, developed by the specialists of our economic research team, are determined on the basis of quantitative analysis of macroeconomic indicators, as well as qualitative assessments of political factors and other considerations. A default probability has been empirically determined for each rating class.

By combining the default probabilities, or their volatilities, with the country exposures and deducting any risk-reducing collateral, we can analytically determine the expected loss and the value-at-risk for each country. Upon computing the latter, we account for default correlation effects among the individual countries. We also account for correlations between borrowers' defaults and countries' defaults.

Limit system

As a key element of our risk control and management program, we employ limit systems to prevent the unintended and uncontrolled increase of our risk positions. Rules governing the use of these systems, including the relevant escalation and disciplinary mechanisms, are stipulated in the corresponding systems, instructions and standard operating procedures. Limit compliance is monitored by the local lending units for loan default risk, and by Group Risk Control for counterparty and country risks.

Application of results

The results of the credit risk measurement process described above are incorporated into the strategic and operational management process to ensure that both income and risk are given equal consideration. Conceived as a continuous feedback loop, the management and control system starts with the annual capital allocation process, as part of the annual planning cycle, on the basis of earnings-to-risk ratios. Risk measurements provide the basis for effective work on the part of the portfolio management units of the corporate divisions, which are increasingly making use of modern structuring instruments as a means of actively optimizing the composition of their portfolios. We employ preliminary costing models to calculate risk-adjusted margins, and accordingly fair pricing, of the Bank's new business to apply the insights gained from our management and control system down to the level of individual transactions.

Developments in 2001

In 2001, we will continue our efforts to integrate country risk measurements into the credit risk model, with the ultimate goal of producing a single, completely integrated system that takes account of all existing portfolio effects. Furthermore, we will work on continuously improving the methodology and parameterization of our models, thereby refining the Group's program for managing and controlling credit risks as a means of improving earnings-to-risk ratios, thereby enhancing shareholder value.

b) Liquidity risk

Liquidity risk is managed centrally by a specialized unit with strict attention paid to ensuring compliance with regulatory requirements. Monitoring liquidity is part of the market risk control system. The overriding goal of our liquidity management system is to guarantee the Bank's ability to meet its payment obligations at all times. To this end, we employ a number of powerful control instruments allowing us to respond quickly to market changes. An interdepartmental committee adopts the core principles of the liquidity management program and directs ongoing projects. The committee reports regularly on these actions – and on the Bank's current liquidity and funding situation – to a committee of the Board of Managing Directors.

Liquidity risk in the narrower sense

Day-to-day liquidity management intended to assure the Bank's ability to make payments at all times (liquidity risk in the narrower sense) is performed both by our Group clearing office in Munich and by local units in the corresponding foreign offices.

Liquidity principle

HypoVereinsbank's healthy liquidity situation is reflected in the relevant ratio for Liquidity Principle II, which was 1.4 as of December 31, 2000, substantially higher than the required minimum value of one. According to the definition of Liquidity Principle II, the funds available to the Bank exceeded its payment obligations by €34 billion for the following month. The Bank maintained a funds surplus of at least €20 billion at all times throughout the year. We continuously monitor the trend of this liquidity indicator, including our foreign offices, and actively manage it by assigning minimum variance targets.

HypoVereinsbank has sufficient access to short-term liquidity in the money markets, where we work with a number of banks and institutional customers with strong credit ratings. In addition, HypoVereinsbank maintains extensive liquidity reserves that can be activated in conjunction with the monetary policy operations of the European System of Central Banks. Day-to-day liquidity management is supported by a wide range of control instruments, including a continuously updated liquidity forecast.

Funding risk

Broad funding basis

We enjoy the advantages of a broad funding basis and excellent product placement capabilities aligned to our strategy of diversifying into various markets, customer groups, and products. These advantages provide us with a secure source of funding for our lending operations and limit with their high credit quality and liquidity, our mortgage-backed bonds ("Pfandbriefe") continue to be our most important funding instrument. The continuing expansion of our securitization activities will widen the range of funding possibilities available to us even further.

We manage the Bank's funding structure, and optimize it continuously with respect to costs, on the basis of detailed planning and clearly defined targets.

Market liquidity risk

Market liquidity risk is managed by placing strict limitations on those markets which can be included within the individual trading portfolios. In addition, we limit the percentage of individual risks as components of portfolios in these markets. We conduct stress tests to determine the risk potential represented by liquidity risks for selected scenarios, and establish stress limits to contain the maximum loss potential.

c) Market risk

Market risk is defined as the potential loss arising from an adverse change in the prices of our positions in financial markets. Not only do we calculate this risk in the trading book, but we apply the same standards to our investment books, which result from management of our extensive commercial and mortgage banking operations. In the investment book, we distinguish between strategic/discretionary books and flow management books, the former being managed by a committee of the Board of Managing Directors (Market Risk and Asset Liability Committee), which makes decisions relative to market risk position taking and asset/liability management on behalf of the full board. Flow management (management of daily cash flows in the commercial and mortgage banking business) is handled directly by the International Markets division.

Quantification

The value-at-risk method quantifies, with a confidence level of 99%, the maximum loss that could be incurred as a result of market price changes during a holding period of ten trading days. Market risk arises when the prices of interest rates, foreign exchange rates or equity products, and their related derivatives, change.

In 2000, we replaced our former system for measuring interest rate fluctuation risks, installed in Munich and London, with the technologically and methodologically superior Monte-Carlo simulation system (internal model). The system is capable of simulating all relevant risk factors (such as yield curves) under simultaneous consideration of correlation effects. With this approach, the value-at-risk can be estimated for every level of the portfolio hierarchy, from individual positions to the broadest aggregates.

The risks associated with foreign exchange and equity products are calculated statistically on the basis of various conservative assumptions, including an historical consideration period of 250 days, while disregarding correlation effects. Portfolios containing options-related risks are analyzed by application of a standard method known as the scenario-matrix method, prescribed in the Basle Guidelines. We then add together the value-at-risk figures for the individual transactions to arrive at an aggregate value-at-risk for the Bank as a whole.

On this basis, we calculated the average market risk of the Bank's trading positions for last year. These values, broken down by risk type, are shown in the table below. The significant reduction in the value-at-risk figure for interest rate positions as of September 30, 2000 can be attributed to the introduction of our Monte-Carlo simulation method for estimating the interest risks inherent in our trading activities. The new method takes formerly neglected risk-reducing effects fully into account. By using the Monte Carlo simulation method, we have been able to attain significantly more precise daily risk estimates, greater transparency, a wider range of analysis possibilities and a more efficient management of our market risks.

At year-end, the investment book contained market risks of €70.8 million (year-end 1999: €258 million). The reduction from the previous-year value is due to the elimination of risk positions.

POTENTIAL MARKET RISK OF TRADING ACTIVITIES (VALUE-AT-RISK)

in millions of €	Average 2000*	Dec. 31, 2000	Sep. 30, 2000	Jun. 30, 2000	Mar. 31, 2000	Dec. 31, 2000
Interest rate positions	119	82/28**	93/21**	156	146	91
Foreign exchange positions	31	25	28	35	37	26
Equity/index positions	62	58	54	67	69	35
Total	**212**	**165/111**	**175/103**	**258**	**252**	**152**

* Arithmetic mean according to formerly applied method

** Since Sept. 30, 2000, the risk of interest rate positions has been measured by applying the Monte Carlo simulation method (smaller value-at-risk value)

The methods we use to measure market risk are checked by means of periodic back-testing. We also continually conduct stress tests to determine the potential losses in our positions resulting from extraordinary events and worst-case scenarios. To aid in the active management of market risks, we adopted limits for stress risks in 2000.

Limit monitoring

Market Risk Control has direct access to the front office systems used in trading operations enabling it to monitor the risk situation and compliance with limits on an intraday basis. Any high utilization rates or breaches of limits that occur in sub-portfolios immediately trigger an escalation process, and the reduction of the positions in question is monitored closely. In 2000, no limits were exceeded for any risk type. Market Risk Control subjects all our market risks to constant measurement and limit monitoring, reporting regularly to the Board of Managing Directors on the results.

The risk positions in the investment and trading books are managed by means of a hierarchical limit system that extends all the way down to the department level and limits the leeway for action allowed at each level. The risk limits are approved by the Board of Managing Directors and may not be exceeded. Any losses that occur automatically reduce the limit amount.

Moreover, we cover our market risks with risk capital. The annual amount of risk capital required for this purpose is calculated on the basis of the measured average 10-day value-at-risk, which, after adjusting for portfolio effects, is converted into a one-year period by applying a scaling factor.

Developments in 2001

In 2001, we started to measure and limit the risks associated with changes in bond spreads. Here the strategy of the Bank and the market environment have changed, making it advisable to measure these risks. We are implementing a value-at-risk method hinging on simplified assumptions. We plan to refine this method and ultimately integrate it with our internal model by means of a Monte-Carlo simulation approach, in line with our efforts to extend this internal model to all areas of the Bank.

In conjunction with the transition to an internal model, we will also convert our market risk measurement system to operate under the assumption of a one-day holding period at the start of 2001.

d) Operational risk

Definition of operational risk

Generally speaking, operational risk is inherent in most of the Bank's activities. We define operational risk as the risk of unexpected losses due to human error, flawed management processes, natural and other disasters, technological failures, and changes in the external environment (event risk).

This definition matches in detail those that were developed by the Association of German Banks and various working groups in connection with the new Basle Guidelines. This general definition is complemented by a causality-driven categorization model which we continued to refine in 2000. This model affords detailed insights into the individual risk profiles of HypoVereinsbank's corporate and service divisions, on the basis of which we are able to further optimize our risk management procedures.

Focus on operational risk

In the past, financial institutions have experienced spectacular losses often attributable to the rising complexity of products and processes and the increasingly dynamic pace of change in the banking industry.

Against this backdrop, bank regulators are paying closer attention to operational risk in general and the allocation of regulatory capital to cover it in particular. The growing interest on the part of regulators, combined with our own genuine interest in this matter, reveal how important it is for us to properly manage and control our operational risks.

Operational Risk Control, established for precisely this purpose at the beginning of 1999, focused its attention in 2000 on the following priorities:
- raising employees' awareness of operational risk in all Bank units;
- developing the organizational framework for operational risk management and control;
- qualitative evaluation of management and control processes; and
- devising an early warning system for operational risks.

We believe that, as a result of this work, we are well prepared to face the challenges of the next few years.

Basic principle: functional separation of risk control and risk management

For operational risks, as for the other risk types, the principle of separating the functions of risk management and risk control is strictly observed. At the current stage of development, one of the main tasks of Risk Control is to develop quantitative and qualitative measurement methods and establish an independent risk measurement capability.

Risk Management, on the other hand, is responsible for managing operational risk, including the adoption of measures to reduce, prevent, or insure these risks. This work is performed by the competent risk managers in our operating units.

Last year, we developed an operational risk framework allowing for complete, comprehensive control and management of these risks. This framework clearly defines the division of responsibilities between management and control and establishes an interdivisional Operational Risk Committee as an additional element of the organizational structure. It also defines the duties of an Operational Risk Manager for each division, responsible for implementing, in close cooperation with Risk Control, the measurement standards and reporting requirements in the divisions.

BASIC
OPERATIONAL RISK ORGANIZATIONAL MODEL



Board of Managing Directors
Operational
Risk Committee
Corporate
divisions
Group divisons
Group divisions
–Legal
–Compliance
–Personnel
Risk Control
Group Audit
Responsibility for
risk management
New: Operational Risk Manager
Standards &
Guidelines
Risk Control
Audit

Quantitative criteria

The quantification of operational risk is still in the early stages of development industry-wide. Although it is true that the risk figures calculated for operational risk are less certain than for more familiar risk types and are hardly comparable from one institution to another, we nonetheless believe that it makes sense to incorporate these risks into our overall risk evaluation system internally at this early stage, in order to ensure adequate, risk-adjusted management.

To quantify this risk, we employ an actuarial model of the type used for a long time in the insurance industry to assess portions of the risks being considered. Other banks, too, consider this method to be state-of-the-art and very promising.

Since being created in 1999, the database for this work has been continually updated and improved, in particular by the development of a data pool. The solid database represents the best possible preparation for the proposed requirement to establish capital coverage for operational risks contained in the new consultation paper of the Basle Committee.

Furthermore, we are actively involved in the development of international data-sharing consortiums, another important source of information relative to loss experience. Starting in 2001, anonymized data from this system will be incorporated into our risk measurement procedures.

Qualitative criteria

Our actuarial model also enables us to consider, in addition to purely quantitative parameters, qualitative factors relatively to the quality of the processes and the quality of the processes and the internal monitoring systems in the individual divisions.

We developed a survey-based Control Self-Assessment procedure in 2000 to assess control and process quality, and introduced it in the relevant units of HypoVereinsbank. The tool assigns quality scores on the basis of individual risk profiles. Besides being useful for quantitative analysis, these scores also convey a quick, comprehensive picture of the risk situation in the divisions and the action plans undertaken to minimize their risks. It is therefore an important element of the Bank's early warning system for detecting serious risks. In the context of its risk-oriented audits, Group Audit plays an important role in validating the self-assessment of the divisions. The tool is also capable of performing plausibility checks on the basis of inputted indicators.

Application of results

As with the other risk types, the value-at-risk figures for operational risk are an integral part of the risk capital allocated to each division.

The need to earn an internal return on the risk capital allocated for operational risk, the increased transparency of information regarding the quantity, amount and distribution of risks and the assigned quality scores all serve to raise the awareness of operating personnel for the importance of these risks. They deliver an incentive for improving process and control quality. By means of internal comparison, moreover, best-practice examples can be identified, quality deficits recognized and the status of control over given risk types characterized.

The operational risk management and control system is just as important for the early detection of potential risks, in time namely to assess their importance and their possible impact on the corporate group. Over the next few years, therefore, we will strive to instill a culture of risk awareness throughout the Group pertinent to operational risk. Another important factor contributing to the early detection of weaknesses and the derivation of appropriate risk management measures is the close cooperation between the risk control unit and the corporate and service divisions for purposes of explicitly defining and delineating risk categories and creating a database for information related to loss experience.

Management of operational risk

The risk management units at the Bank's corporate and service divisions manage operational risk by means of numerous activities, including the following:

- Devising clear strategies for dealing with operational risks.
- Maintaining an extensive internal control system for the Bank's business processes, continuously adapting it to accommodate changing conditions.
- Timely reporting of operational risks to senior management by way of various management information systems; periodically computing quality ratios and developing action plans on this basis.

- Legal risks:

Our Group Legal Department is responsible for managing the legal risks associated with all types of business conducted by the Bank. Organizational changes rendered necessary by changes in the law and court decisions are implemented promptly. Documentation risk is monitored centrally and locally.

No significant risks to the existing business arose in 2000 in connection with legislative changes and high court decisions. New legal precedents relating to the computation of prepayment and non-acceptance penalties for fixed-interest loans will have only a minor impact.

The management of legal risks also entails identifying potential legal conflicts at an early stage of their development and bringing about conflict resolutions on a general level or in specific cases. In its disputes with customers or third parties, the Bank always strives to reach an amicable settlement. Insofar as court proceedings were nonetheless unavoidable last year, the courts ruled in favor of the Bank in the vast majority of cases, including those which customers brought against the Bank in connection with real estate loans brokered by external sales agents. Neither these disputes nor any others with customers or third parties give rise to any particular legal risk for the Bank.

- IT risks:

After the short-lived system availability problems experienced in 1999 due to the heavy merger-related workload, the original service levels were successfully restored in 2000.

In the highly critical area of IT operations, we systematically audited production risks and optimized our systems to reduce the incidence of operational risks:

- We introduced preventative measures and instituted a detailed crisis management plan to prevent or contain system failures, seriously defective data processing and longer-lasting service interruptions in customer-relevant systems (such as online banking and automated teller machines).
- We implemented numerous service management procedures with the aim of detecting, analyzing and correcting defects as quickly as possible, and reached agreement on concrete service levels.
- We optimized emergency procedures and restart processes, so that we can restore system availability as quickly as possible in the event of contingencies (i.e., catastrophes).

Developments in 2001

We took numerous steps to establish an adequate system of operational risk management in 2000 and we intend to build on this work in 2001. High priority is being afforded to the implementation of an expanded organizational structure (Operational Risk Committee, Operational Risk Manager). Furthermore, our reporting rules need to be formulated with greater precision and rigorously implemented. The Control Self-Assessment will be further developed and adapted to accommodate the special conditions prevailing in the various divisions. As part of this work, supplementary indicators will be set up in the relevant systems to aid in verifying the plausibility of submitted self-assessments. We plan to broaden our data sources and materially improve the risk measurement database by tightening the reporting requirements and possibly participating in international data consortiums.

e) Business risk

Business risk is defined as adverse, unexpected changes (meaning against the calculated trend) in business volume and/or margins that cannot be attributed to other risk types. Both types of changes can lead to serious revenue losses, thereby diminishing the market value of a company. Business risk is caused by a substantial deterioration of market conditions or unexpectedly strong competition.

Measurement methods refined

In the course of the year, we have continuously refined the methods we employ for measuring business risks. We calculate this risk type on the basis of historical income and cost volatilities, with due consideration paid to correlation effects.

As part of its mission, each corporate division is implicitly responsible for the operational management of its business risk. The best means of accomplishing this goal is the effective management of income and costs. We are employing a uniform, Bankwide profit center report, as well as division-specific control instruments and management information systems.

f) Risks arising from the Bank's own real estate portfolio

We determine the risks of the Bank's own real estate portfolio by applying the value-at-risk method based on the market values of the real estate and the fluctuations to which they are subject. The market value volatilities are calculated separately for each region with the aid of historical experience data collected internally, as well as external data.

g) Risks arising from the Bank's shareholdings/financial investments

We monitor the market price fluctuation risk of our shareholdings and investments in listed and unlisted companies, the most important of which being our major financial holdings such as Allianz and Munich Re.

The methods applied to measure the value-at-risk and determine the risk capital are similar to those applied for equity trading positions. Given the long-term investment character of these holdings, however, we apply average annual prices to determine volatilities. In the case of investments in non-listed companies, we measure the volatility with reference to suitable sector indexes.

Portfolio management

Portfolio management of our shareholdings and investments is handled by the Group Board of Managing Directors on the basis of the strategic goals established in line with the overarching strategy of the Bank of the Regions. The Board also takes profitability considerations into account and carefully weighs the possible opportunities against the estimated risks. Investment and divestment decisions are rendered on the basis of information supplied by the various relevant departments, much of which is gleaned with the aid of our extensive collection of risk control instruments.

h) Strategic risk

Strategic risk results from the fundamental management decisions adopted with regard to the Bank's positioning in the market on the basis of its estimation of current and future trends. It is not possible to collate and control a bank's strategic risks using quantitative methods. These types of risks are best handled by way of rigorous follow-up and constant control of strategically important projects, and by means of flexible, innovative action and reaction to market trends.

Consolidation in the banking industry/ integration risks

The continuing process of consolidation in the banking industry, both nationally and internationally, not only creates opportunities but also harbors the general risk that we, as a player in this highly competitive process, will be forced into a passive role, as opposed to an active one.

By pursuing our nuanced strategy as the Bank of the Regions and by successfully engaging in profitable business lines, we intend to preserve our role as an influential player in the restructuring of the German and the European banking industry.

All the same, the task of bringing complex organizations together, as in the case of corporate mergers, for instance, always entails integration risks which can manifest in the form of technical, personnel-related or corporate culture problems.

The pending merger of HypoVereinsbank with Bank Austria is the second major challenge of this kind that we are facing, after the merger of Vereinsbank and HYPO-BANK.

Based on the experience that both institutions have acquired from having integrated numerous banks, we believe that we are well-equipped to successfully master the challenges of the coming merger. With regard to the integration of Bank Austria, for instance, personnel decisions related to the highest management level were adopted already before the end of 2000, with the greater part of the remaining staffing decisions to be completed in the first quarter of 2001. The legal merger of the two national companies is expected to be completed on schedule by the end of 2001, and the business reorientation of these entities is already in the phase of operational implementation.

Realignment of the banking process

The process of consolidation in the international banking industry is ultimately being driven not only by concentration in the financial services sector, but also, more generally, by the realignment of the entire banking process. New communication technologies are making it easier for banks to dissect the value chain, selling products and services either through independent third-party sales agents or purchasing such products and services from third parties for the banks' own selling operations. Prime examples of this trend can be seen in our decision to sell third-party investment funds and the establishment of the Financial Markets Service Bank as a transaction bank for clearing securities orders for the Group's own banking subsidiaries and for outside banks. Our goal at HypoVereinsbank is to focus to a greater degree, also in our production operations, on those business lines in which we enjoy advantages of scale and competence, enabling us not only to offer superior products and services to our own customers, but also to distribute them through third-party sellers. The strategic risk inherent in this approach lies in the selection of the right business lines and the rigorous implementation of what is deemed to be the correct business model.

Internet and e-business

The explosive development of the Internet represents yet another significant factor influencing our business activities. Many of our customers will gradually change over to electronic distribution channels, but no one today can reliably predict how fast or completely this development will take place, and therefore how quickly and to what extent the core business in the branches will be endangered. We are anticipating this development by systematically refining our multi-channel concept to provide greater quality and convenience in telephone and online banking. We have set up a five-point program with this in mind:

1. We are adding a new customer service center in Saxony to deal with direct sales and hotline queries.
2. We are expanding online banking by relaunching our Internet offering.
3. We are extending mobile banking and deploying cutting-edge technology.
4. We are accelerating transaction and decision-making processes.
5. We are launching a skills offensive in our branches offering advice-heavy services.

At the same time, we are looking to increase the flexibility of our branch network and expect to consolidate 10–15% of our 1,100 or so offices in Germany over the next twelve months.

Within our innovative, multi-optional sales concept, we offer our customers a free choice of sales channels and simultaneously guarantee all-around service.

Besides representing a new distribution channel for our core business, the Internet also opens up entirely new business opportunities – both in financial services and in related business sectors. Indeed, we want to take full advantage of the opportunities of these new business lines and long-term trends, but we also want to limit the associated risks. Therefore, we venture into new business areas only when they would appear to satisfy a genuine need of customers and when we can bring our core competence to bear. To the extent that other skills are required, we seek to collaborate with competent partners. Furthermore, such an investment must also satisfy the criteria of conventional investment analysis (discounted cash flow), as we do not consider alternative methods such as revenue multiples to be a sound basis for making realistic decisions of this type. Thus, we tend to make relatively few investments, but they are well researched and extensively supported by all areas of the Bank. This work is performed by a separate organizational unit, "Markets & Alliances", under the aegis of our Webpower project. (See also the section on Internal Services in the Consolidated Financial Statements and Outlook.)

Real estate finance

When identifying and managing the strategic risks inherent in our real estate financing business, we place special importance on the analysis of current and future trends in our target markets. At HypoVereinsbank, this work is handled by a team of specialized experts drawn from the real estate appraisal and consulting sector. This team develops and actively employs not only classical instruments of market analysis but also increasingly complex forecast models as well.

In the domestic market, the elimination of government subsidies is expected to exert an adverse effect on our business. Investment spending in the area of residential housing construction is most likely to contract over the next few years, although the situation will differ markedly from region to region. As a general trend, the focus of activity will increasingly shift away from new construction and towards modernization and remodeling investments. The market for commercial real estate, on the other hand, is essentially on the rise, although here a certain east-west gap can still be observed. The relevant markets have become much more volatile as a whole.

On the international stage, developments will be mixed. Certain markets in Central Europe and the still rather undeveloped markets of Southern and Eastern Europe harbor excellent development prospects. In the United States, on the other hand, early signals are indicative of an economic downturn.

To meet the challenges posed by the future market environment, the Real Estate Customers and Real Estate Finance division is pursuing a strategy of active portfolio management based on quality-oriented growth and greater diversification of the portfolio structure by means of exploiting opportunities in selected, lucrative foreign markets.

The potential risks of this approach will be addressed by means of a restrictive lending policy based on clearly defined Groupwide standards, concentration on counterparties with first-class credit ratings in accordance with the return-on-equity targets established for the entire Bank, the employment of an internal credit quality analysis system specifically designed for real estate finance customers, and finally by means of comprehensive, active quality management. All these measures are aimed to gradually reshape the risk profile of our business in line with our strategic intentions. Finally, the continued development of new areas of competence and business opportunities in the field of real estate investment banking will further enhance our ability to manage the risks associated with conventional real estate financing and contend with the volatilities of these markets.

Within the framework of the Real Estate Lead Competence initiative announced to the public in the autumn of 2000, the aim of which is to strengthen the Bank's core competence in the real estate finance business, we strive to improve the division's risk-return ratio with lasting effect, and thereby bolster our position as a leading European real estate finance bank. These measures are accompanied by a resolute focus on a professional clientele, more efficient processes and an efficient cost structure.

Yet another strategic risk lies in the fact that the success of financial institutions depends very much on their ability to recruit and retain qualified employees, both for managerial and specialist positions. Under the pressure of demographic, economic and business trends, the labor market for qualified employees is becoming tighter.

In light of this problem, the main risk factors relate to the three criteria employees apply when deciding to join or remain with a company: its corporate culture, whether the work is appropriately challenging, and whether it offers a competitive compensation package. At HypoVereinsbank, these issues are seen as crucially important.

Thanks to its clearly defined strategy and its proven ability to pursue this strategy effectively, HypoVereinsbank today has acquired the reputation of being one of the most attractive employers in the German financial sector. The Bank embodies a culture in which performance is encouraged and rewarded. As an internationally active bank, it is poised to expand its business in European markets. The challenges entailed by the Bank's ambitions are likely to attract highly ambitious employees.

Because of its decentralized organization, the Bank offers numerous positions endowed with significant autonomy and freedom of action. The Bank places a high priority on systematic personnel development, the main instrument being the annual employee appraisal process. At this meeting, supervisor and employee not only discuss and reach agreement on specific goals, but they also explore the employee's short and medium-term career development possibilities.

With respect to its compensation system, HypoVereinsbank is both progressive and innovative. All employees are eligible for a bonus, calculated on the basis of clearly defined rules, in relation to their performance. Employees in key positions are increasingly being offered the chance to participate in a long-term incentive program, which not only cements their loyalty to the Bank, but also enables them to have a share in the success of their division and the Bank as a whole. Finally, we offer flexible working conditions which enable our employees to balance their careers with their family lives on a permanent basis.

By increasing the percentage of trainees in the Bank, and by means of systematic continuing education, which is provided by the Bank's own training institution, HVB Akademie, we prepare employees geared to achieve the right potential for positions in the Bank, and also provide them with ongoing education after they are hired.

On the whole, therefore, we believe we are well-positioned to continue recruiting skilled people in sufficient numbers to secure the future success of the Bank.

4. SUMMARY

Risk management based on risk-return considerations

The assumption of risk is an integral aspect of any business activity. Although risks pose a threat to business success, they are also the indispensable prerequisite for attaining such success. At HypoVereinsbank, the conscious, controlled assumption of risk forms an integral part of the Bank's overall corporate management system based on risk-return considerations, the goal of which is to ensure successful shareholder value management.

To this end, the Bank maintains a comprehensive system of risk identification, measurement, monitoring and management. Regardless of where they occur in the Group, our risks are classified by clearly defined risk types and measured with comparable methods and uniformly established parameters (e. g., confidence level of 99%). By aggregating all these risks and risk areas, we can represent the Bank's total risk, which is regularly compared against the capital available to the Bank to support this risk. Furthermore, the rigorously consistent system of measuring risk forms the basis for Groupwide risk capital allocation to cover unexpected losses.

Our risks are quantified and monitored on a continuous basis by an organizationally independent, neutral Group Risk Control unit reporting directly to the Board of Managing Directors. The risk management units in the corporate and service divisions are responsible for the operational management of their risks.

The methods and systems we employ to measure and manage our risks are highly sophisticated and effective, and therefore fulfill all relevant legal and regulatory requirements. Thus, we are well prepared for future regulatory developments of the type anticipated in the new consultation paper recently prepared for purposes of reforming the Basle Capital Adequacy Convention.

Besides advanced measurement methods and systems, however, the Bank relies on the conscious understanding and execution of risk-return considerations throughout the Bank as a prerequisite for the professional assumption and management of risks. Therefore, we have firmly anchored the joint consideration of earnings and risk in our business processes and management systems. In this way, we provide the basis for efficient corporate management and successful value management.

BALANCE SHEET AT DECEMBER 31, 2000

ASSETS

		Dec. 31, 2000	Dec. 31, 1999
	€ millions	€ millions	€ millions
1 Cash reserve			
a) cash on hand	431		504
b) balances with central banks	1,219		853
		1,650	1,357
including: with Deutsche Bundesbank			
€1,083 million			(708)
2 Treasury bills and other bills eligible for refinancing with central banks			
a) Treasury bills and zero-interest treasury notes and similar securities issued by public authorities	22		8
including: eligible for refinancing with Deutsche Bundesbank			
€— million			(—)
b) bills of exchange	226		417
		248	425
including: eligible for refinancing with Deutsche Bundesbank			
€226 million			(417)
3 Placements with, and loans advances to, other banks			
a) repayable on demand	10,432		8,140
b) other loans and advances	36,452		31,874
		46,884	40,014
including: mortgage loans			
€24 million			(22)
municipal loans			
€1,344 million			(1,775)
4 Loans and advances to customers		203,494	195,717
including: mortgage loans			
€109,609 million			(108,441)
municipal loans			
€22,886 million			(25,051)
other loans secured by real-estate liens			
€7,858 million			(9,057)
Amount carried forward:		252,276	237,513

LIABILITIES

				Dec. 31, 2000	Dec. 31, 1999
		€ millions	€ millions	€ millions	€ millions
1	**Amounts owed to other banks**				
	a) repayable on demand		12,462		10,406
	b) with agreed maturity dates or periods of notice		62,728		53,010
				75,190	63,416
	including: registered mortgage bonds in issue				
	€3,329 million				(3,442)
	registered municipal bonds in issue				
	€1,129 million				(1,310)
	bonds given to lender as				
	collateral for funds borrowed:				
	registered mortgage bonds				
	€23 million				(38)
	and registered municipal bonds				
	€40 million				(46)
2	**Amounts owed to other depositors**				
	a) savings deposits				
	aa) with agreed period of notice of three months	8,490			10,524
	ab) with agreed period of notice				
	of more than three months	335			417
			8,825		10,941
	b) registered mortgage bonds in issue		17,973		17,430
	c) registered municipal bonds in issue		6,241		6,603
	d) other debts				
	da) repayable on demand	22,612			22,209
	db) with agreed maturity dates or periods of notice	40,365			32,188
			62,977		54,397
				96,016	89,371
	including: bonds given to lender				
	as collateral for funds borrowed:				
	registered mortgage bonds				
	€800 million				(806)
	and registered municipal bonds				
	€476 million				(531)
Amount carried forward:				171,206	152,787

ASSETS

	€ millions	€ millions	Dec. 31, 2000 € millions	Dec. 31, 1999 € millions
Amount brought forward:			252,276	237,513
5 Debt securities and other fixed-income securities				
a) money market paper				
aa) issued by public authorities	3,105			22
including: those eligible for collateral for Deutsche Bundesbank advances: €— million				(5)
ab) issued by other borrowers	2,400			178
		5,505		200
including: those eligible for collateral for Deutsche Bundesbank advances: €119 million				(2)
b) bonds and notes				
ba) issued by public authorities	14,452			14,704
including: those eligible for collateral for Deutsche Bundesbank advances: €7,043 million				(13,779)
bb) issued by other borrowers	25,413			23,664
		39,865		38,368
including: those eligible for collateral for Deutsche Bundesbank advances: €11,019 million				(7,895)
c) own debt securities		5,589		4,598
			50,959	43,166
nominal value €5,393 million				(4,439)
6 Equity securities and other variable-yield securities			10,572	8,962
7 Participating interests			1,798	1,502
including: in banks €398 million				(262)
in financial service institutions €— million				(4)
8 Shares in affiliated companies			13,734	6,400
including: in banks €11,757 million				(4,573)
in financial service institutions €156 million				(15)
9 Trust assets			32	34
including: loans granted on a trust basis €14 million				(16)
Amount carried forward:			329,371	297,577

LIABILITIES

			Dec. 31, 2000	Dec. 31, 1999
	€ millions	€ millions	€ millions	€ millions
Amount brought forward:			171,206	152,787
3 Liabilities evidenced by paper				
a) debt securities in issue				
aa) mortgage bonds	31,867			32,383
ab) municipal bonds	17,071			18,356
ac) other bonds	77,240			71,937
		126,178		122,676
b) other liabilities evidenced by paper		733		729
			126,911	123,405
including: money market paper				
€— million				(—)
acceptances and promissory notes				
€733 million				(729)
4 Trust liabilities			32	34
including: loans taken out on a trust basis				
€14 million				(16)
5 Other liabilities			5,054	3,323
6 Deferred income				
a) from issuing and lending operations		980		1,136
b) other		266		229
			1,246	1,365
7 Provisions				
a) provisions for pension fund and similar obligations		1,129		1,050
b) tax provisions		485		285
c) other provisions		1,454		1,458
			3,068	2,793
8 Special reserve item			96	128
9 Subordinated liabilities			9,677	8,039
10 Participating certificates outstanding			768	1,016
including: those due in less than two years				
€257 million				(504)
Amount carried forward:			318,058	292,890

ASSETS

	€ millions	Dec. 31, 2000 € millions	Dec. 31, 1999 € millions
Amount brought forward:		329,371	297,577
10 Compensation claims against public authorities including debentures received in exchange		—	—
11 Property, plant and equipment		1,096	1,188
12 Treasury stock		—	—
nominal value €— million			(—)
13 Other assets		4,752	4,808
14 Deferred tax assets		185	152
15 Prepaid expenses			
a) from issuing and lending operations	434		416
b) other	479		237
		913	653
Total assets		336,317	304,378

LIABILITIES

			Dec. 31, 2000	Dec. 31, 1999
	€ millions	€ millions	€ millions	€ millions
Amount brought forward:			318,058	292,890
11 Special fund for general banking risks			200	200
12 Shareholders' equity				
a) subscribed capital		1,607		1,265
divided into:				
520,935,101 shares of common bearer stock				
14,553,600 shares of registered non-voting preferred stock				
b) additional paid-in capital		13,228		7,146
c) retained earnings				
ca) legal reserve	56			56
cb) reserve for treasury stock	—			—
cc) other retained earnings	2,712			2,462
		2,768		2,518
d) profit available for distribution		456		359
			18,059	11,288
Total liabilities and shareholders' equity			336,317	304,378
1 Contingent liabilities				
a) contingent liabilities on rediscounted bills of exchange credited to borrowers		—		—
b) liabilities under guarantees and indemnity agreements		21,949		20,895
c) contingent liabilities on assets pledged as collateral for third-party debts		—		—
			21,949	20,895
2 Other commitments				
a) commitments from the sale of assets subject to repurchase agreements		—		—
b) placing and underwriting commitments		—		—
c) irrevocable lending commitments		43,197		50,866
			43,197	50,866

STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2000

EXPENSES

			2000	1999
	€ millions	€ millions	€ millions	€ millions
1 **Interest payable**			14,906	13,562
2 **Fees and commissions payable**			240	228
3 **Net loss on financial operations**			—	—
4 **General administrative expenses**				
a) personnel expense				
aa) wages and salaries	1,301			1,255
ab) social security costs and expenses for pensions and other employee benefits	416			399
		1,717		1,654
including: for pensions €215 million				(187)
b) other administrative expenses		1,034		1,097
			2,751	2,751
5 **E-commerce expenses**			102	—
6 **Depreciation and amortization on property, plant and equipment, and intangible assets**			260	252
7 **Other operating expenses**			130	174
8 **Write-downs on loans and securities and additions to loan-loss provisions**			1,679	3,182
9 **Write-downs on participating interests, shares in affiliated companies, and investment securities**			—	—
10 **Expenses from absorbed losses**			108	225
11 **Transfers to special reserve item**			—	128
12 **Extraordinary expenses**			117	276
13 **Taxes on income**			212	168
14 **Other taxes, unless shown under 'Other operating expenses'**			17	17
15 **Net income**			706	559
Total expenses			21,228	21,522
1 **Net income**			706	559
2 **Transfers to retained earnings**				
a) to legal reserve		—		—
b) to reserve for treasury stock		—		—
c) to other retained earnings		250		200
			250	200
3 **Profit available for distribution**			456	359

INCOME

		2000	1999
	€ millions	€ millions	€ millions
1 Interest income from			
a) loans and money market operations	14,920		14,742
b) fixed-income securities and government-inscribed debt	2,257		1,817
		17,177	16,559
2 Current income from			
a) equity securities and other variable-yield securities	166		123
b) participating interests	60		70
c) shares in affiliated companies	826		652
		1,052	845
3 Income earned under profit-pooling and profit-and-loss transfer agreements		35	24
4 Fees and commissions receivable		1,478	1,289
5 Net profit on financial operations		383	307
6 Write-ups on bad and doubtful debts and on certain securities as well as write-backs of provisions for credit risks		898	1,606
7 Write-ups on participating interests, shares in affiliated companies and investment securities		17	759
8 Other operating income		156	133
9 Income from the release of special reserve item		32	—
10 Extraordinary income		—	—
11 Income from the release of reserves pursuant to Section 340f, Commercial Code		—	—
Total income		**21,228**	**21,522**

Notes

LEGAL BASIS

The financial statements of Bayerische Hypo- und Vereinsbank Aktiengesellschaft (the "Bank" or "HypoVereinsbank") for the 2000 fiscal year are prepared in accordance with the German Commercial Code (HGB), the relevant provisions of the German Stock Corporation Act (AktG), the German Mortgage Banking Act (HypBankG), and the Regulation Governing Disclosures in the Financial Statements of Banks and Similar Financial Institutions (RechKredV).

The Bank is active in all of the sectors served by commercial and mortgage banks. Therefore, under Section 24 of the Mortgage Banking Act, the Bank is required by the Regulation Governing Disclosures in the Financial Statements of Banks and Similar Financial Institutions to supplement the general accounting format with the items required for mortgage banks.

ACCOUNTING, VALUATION AND DISCLOSURE

Changes in accounting and valuation methods as well as disclosure modifications are indicated for the respective item.

Treasury bills and other bills (asset item 2) are shown at their cash value, that is, less any discounted amounts.

Loans and advances (asset items 3 and 4) are valued strictly at the lower of cost or market as stipulated in Section 253 (3) 1, German Commercial Code. The Bank has created specific loan-loss provisions for all identifiable exposure to lending risk. Specific loan-loss provisions are reversed as soon as the value of the loan receivable increases accordingly.

The Bank makes general loan-loss provisions and sets up reserves for guarantees for loans where country ratings suggest it is appropriate to do so. To this end, as at every balance sheet date, the Bank has updated its loan-loss provision rates to take account of developments in the countries concerned. Country-specific loan-loss provisions are no longer created for short-term commercial loans with maturities not exceeding one year, provided there are currently no payment difficulties. No provisions for loan losses are created for newly granted loans in countries included as regional components for the Bank's business strategy.

Latent lending risks are covered by global provisions where permitted under local regulations. When assessing domestic latent lending risks, the Bank applies the principles of the German tax regulations allowing financial institutions to deduct global provisions. Losses for which no specific provisions have been made are deducted from global provisions.

Like other loans and advances, mortgage loans are shown at their nominal values. Differences between the nominal amount and the actual amount paid out are included under either prepaid expenses or deferred income, and amortized over the period to which they apply.

Securities are shown under the items debt securities and other fixed-income securities (assets item 5) and equity securities and other variable-yield securities (assets item 6). Depending on specific criteria like holding period and purpose, all securities are classified as held for trading purposes, as investment securities, or as held for liquidity purposes (securities treated neither as investment securities nor as investment securities). The Bank's total holdings of securities at the balance sheet date consist of 45.3% held for trading purposes, 54.5% held for liquidity purposes, and 0.2% investment securities. Investment securities, which are only subject to write-downs in the event of a permanent reduction in value, are associated with securities-based loan finance. Securities held for trading or liquidity purposes are valued, by type of security, strictly at the lower of the moving average value or the market price at the balance sheet date, as provided for in Section 253 (3) 1, German Commercial Code. Securities held for trading or liquidity purposes are generally held as part of portfolios; in such cases, they are treated in accordance with the valuation-unit principles (cf. the following notes).

As a rule, transactions involving derivatives, such as futures, are not reported in the balance sheet because they represent pending transactions. As hedging or trading holdings, they are classified according to their purpose although trading holdings can also perform a hedging function. Such instruments are valued individually irrespective of whether they perform a hedging or a trading function.

The fair and true view principle notably requires commercially proper treatment for derivative financial instruments, preventing misleading distortions of earnings. Consequently, the Bank has established documented, pre-defined valuation units which are subject to strict preconditions; these are made up of underlying on-balance sheet transactions (such as fixed-income securities) and associated hedging instruments (such as interest rate swaps) for the same types of risk. Within the individual valuation units, the results of valuing the individual financial instruments are netted. Any residual profit is disregarded when net income is computed; a loss is covered by appropriate provisions for anticipated losses on pending transactions. This procedure is applied both for the trading portfolios and normally for the bank book portfolios.

Participating interests and Shares in affiliated companies (asset items 7 and 8) are shown at acquisition cost or – if there is a permanent reduction in value – at the lower value prevailing at the balance sheet date. Where the value has increased again accordingly, the Bank has reversed write-downs made in earlier years following the termination of the retention option for tax reporting purposes.

Where the Bank holds a controlling interest, profits and losses of partnerships, and dividends paid by limited or incorporated companies, are recognized in the year in which they arise. Interest earned on HypoVereinsbank's dormant holding in HypoVereinsbank Luxembourg S.A., Luxembourg, depends on the latter's net profit, and is shown as income for the corresponding period.

When disclosing income from write-ups on participating interests, shares in affiliated companies and investment securities (income item 7) and write-downs on these investments (expense item 9), the Bank has exercised the option allowed under Section 340c (2) 2, German Commercial Code. The Bank nets out the respective expense and income items which also contain the results from the disposal of financial assets.

Property, plant and equipment (asset item 11) is valued at acquisition or production cost and – insofar as the assets are depreciable – less scheduled depreciation using the straight-line method based on their expected useful life. In such cases, the useful lives are closely related to the depreciation rules specified in Section 7 of the German Income Tax Act in conjunction with the official depreciation tables for equipment. Minor fixed assets are fully expensed in the year of acquisition and shown as additions and disposals in the analysis of non-current assets. Furniture and office equipment is depreciated in the year of acquisition pro rata temporis. Depreciation is taken on leased assets using the declining-balance method.

Liabilities (liability items 1 to 3 and 9) are shown on the basis of the actual amount payable. Any difference between this sum and the issue amount is carried under deferred income and amortized as appropriate. However, discounted liabilities are shown at cash value.

Provisions for taxes, liabilities of uncertain amount and anticipated losses on pending transactions (liabilities item 7) have been assessed in accordance with the prudence and due diligence concept; they cover the anticipated amounts to be drawn and are stated at nominal values, provided the regulations governing the balance sheet do not require discounting. Pension provisions are set up at the highest amount permitted under the relevant tax legislation, in accordance with actuarial principles, by applying an assumed interest rate of 6% on the future pension commitment; as provided for in Section 6a, German Income Tax Act, in conjunction with Regulation 412, German Income Tax Regulations, such provisions are based on present values. In line with the tax requirements, the Bank allocated a final third to the total to cover the adjusted amount arising from the mortality tables revised in 1998.

The timing differences between taxable income and accounting income are determined in a statistical working paper. The recent German Tax Reduction Act has fundamentally altered the taxation of German corporations and their shareholders. Starting January 1, 2001, corporations are to be charged a definitive corporate income tax rate of 25%, irrespective of whether the profits are distributed or not. Hence deferred tax assets and liabilities are measured using a uniform rate of corporate income tax, including the solidarity surcharge, of 26.4% and the unchanged rate of municipal trade tax of 18.2%. Given the allowance to deduct municipal trade tax when calculating corporate income tax, this results in a reduction in the total assessment rate to 39.8%. Deferred tax assets and liabilities are netted. The remaining net assets are carried as deferred tax assets. These relate primarily to the non-recognition of provisions for anticipated losses on pending transactions, provisions for pre-retirement part-time working, and the discounting of provisions required in the balance sheet for tax reporting purposes.

Net income for the year is not affected by additional tax-related depreciation allowances or omitted write-ups.

FOREIGN CURRENCIES

Amounts in foreign currency are translated in accordance with the principles set forth in Section 340h, German Commercial Code. In addition, the Bank observes the suggestions for currency translation by banks given in Comment 3/1995 of the German Institute of Accountants' Expert Committee on Banks. As a result, assets and liabilities denominated in foreign currency and spot transactions outstanding at the balance sheet date are always converted into euros using market rates applicable at the balance sheet date. On the other hand, investment securities with no special cover are translated at the exchange rate applicable at the time of acquisition. Outstanding forward transactions are translated at the forward rate effective at the balance sheet date.

Earnings arising from the translation of items affecting the balance sheet and from the valuation of forward contracts at year-end are included in the statement of income. Due to the high rate of turnover, unrealized earnings from outstanding positions in money transfer operations are recognized in the period they arise. This does not give rise to any significant deferments of earnings. Where it holds strategic currency positions, the Bank sets up provisions for anticipated losses on pending transactions for valuation losses. Unrealized valuation gains, on the other hand, are not incorporated.

NOTES TO THE BALANCE SHEET

BREAKDOWN BY MATURITY OF SELECTED ASSET ITEMS

in millions of €		2000	1999
A 3 b)	Other loans and advances to banks		
	with residual maturity of		
	less than 3 months	26,705	22,699
	at least 3 months but less than 1 year	4,207	4,037
	at least 1 year but less than 5 years	4,380	3,736
	5 years or more	1,160	1,402
A 4)	Loans and advances to customers		
	with residual maturity of		
	less than 3 months	22,597	18,556
	at least 3 months but less than 1 year	10,659	8,202
	at least 1 year but less than 5 years	37,572	30,530
	5 years or more	118,603	122,824
	No fixed maturity	14,063	15,605
A 5)	Debt securities and other fixed-income securities		
	Amounts due in following year	14,528	7,815

BREAKDOWN BY MATURITY OF SELECTED LIABILITY ITEMS

in millions of €		2000	1999
L 1 b)	Amounts owed to other banks		
	with agreed maturity dates or periods of notice		
	with residual maturity of		
	less than 3 months	35,870	28,440
	at least 3 months but less than 1 year	13,699	12,629
	at least 1 year but less than 5 years	7,106	6,432
	5 years or more	6,053	5,509
	Amounts owed to other depositors		
L 2 ab)	Savings deposits with agreed period of notice of at least 3 months		
	with residual maturity of		
	less than 3 months	8	7
	at least 3 months but less than 1 year	119	151
	at least 1 year but less than 5 years	208	258
	5 years or more	—	1
L 2 b)	Registered mortgage bonds in issue		
L 2 c)	Registered public-sector bonds in issue		
L 2 db)	Other debts		
	with agreed maturity dates or periods of notice		
	less than 3 months	25,150	21,170
	at least 3 months but less than 1 year	3,612	2,774
	at least 1 year but less than 5 years	17,600	13,232
	5 years or more	18,217	19,045
	Liabilities evidenced by paper		
L 3 a)	Debt securities in issue		
	Amounts due in following year	54,475	50,289
	Liabilities evidenced by paper		
L 3 b)	Other liabilities evidenced by paper		
	with residual maturity of		
	less than 3 months	733	729
	at least 3 months but less than 1 year	—	—
	at least 1 year but less than 5 years	—	—
	5 years or more	—	—

AMOUNTS RECEIVABLE FROM AND PAYABLE TO AFFILIATES AND COMPANIES IN WHICH PARTICIPATING INTERESTS ARE HELD

in millions of €	Affiliates	Affiliates	Participating interests	Participating interests
	2000	1999	2000	1999
Placements with, and loans and advances to, other banks	20,600	17,090	338	278
Loans and advances to customers	7,150	3,583	1,267	1,787
Debt securities and other fixed-income securities	2,539	2,412	5	7
Amounts owed to other banks	8,452	6,034	376	168
Amounts owed to other depositors	3,645	1,202	200	137
Liabilities evidenced by paper	7,474	6,671	21	13
Subordinated liabilities	902	—	—	—

TRUST BUSINESS

Trust business assets and liabilities break down as follows:

in millions of €	2000	1999
Placements with, and loans and advances to, other banks	—	—
Loans and advances to customers	15	17
Equity securities and other variable-yield securities	—	—
Participating interests	17	17
Other assets	—	—
Trust assets	**32**	**34**
Amounts owed to other banks	15	16
Amounts owed to other depositors	17	18
Other liabilities	—	—
Trust liabilities	**32**	**34**

FOREIGN-CURRENCY ASSETS AND DEBT

Around 62.3% of the Bank's foreign-currency holdings consist of U.S. dollars, 10.4% of yen, and 16.1% of pounds sterling.

The amounts shown represent the euro equivalents of all currencies. The differences in amount between assets and debt are generally offset by off-balance sheet transactions.

in millions of €	2000	1999
Assets	78,419	56,317
Debt	94,383	64,706

SUBORDINATED ASSET ITEMS

The following balance sheet items contain subordinated assets:

in millions of €	2000	1999
Placements with, and loans and advances to, other banks	246	150
Loans and advances to customers	70	495
Debt securities and other fixed-income securities	822	1,045
Equity securities and other variable-yield securities	6	36
(thereof: own participating certificates in market-smoothing portfolio	1	21)

MARKETABLE DEBT AND EQUITY SECURITIES

The listed and unlisted marketable securities included in the respective balance sheet items break down as follows:

in millions of €	Total marketable securities	Total marketable securities	of which: listed	of which: listed	of which: unlisted	of which: unlisted
	2000	1999	2000	1999	2000	1999
Debt securities and other fixed-income securities	50,959	43,166	43,075	41,337	7,884	1,829
Equity securities and other variable-yield securities	9,527	8,618	9,432	8,589	95	29
Participating interests	781	684	778	681	3	3
Shares in affiliated companies	9,528	2,987	2,548	2,438	6,980	550

TREASURY STOCK

At the start of 2000 and at December 31, 2000, neither the Bank nor any controlled companies nor companies in which a majority interest is held had shares of HypoVereinsbank (treasury stock) in their portfolios.

The Annual General Meeting of Shareholders in May 2000 authorized HypoVereinsbank to buy and sell, until the conclusion of the next ordinary Annual General Meeting, however not later than October 31, 2001, treasury stock for trading purposes pursuant to Section 71 (1) No. 7 of the German Stock Corporation Act. The acquisition prices must not exceed or undercut by more than 10% the share's average standard price as traded on the Bavarian Stock Exchange on the three consecutive days preceding each acquisition. The shares acquired and held for such purposes must not exceed 5% of HypoVereinsbank's capital stock at the end of each day.

The Bank acquired 566,004 shares of treasury stock with a view to granting employee and performance-related shares. The issue price for these shares of bearer common stock amounted to €61.47 per share. The Bank's employees and pensioners acquired a total of 226,364 shares, and employees and pensioners of Bank subsidiaries a total of 23,303 shares, at a preferential price of €43.46 per share. The difference between the acquisition price and the issue price has been booked as voluntary fringe benefit under wages and salaries. A further 78,981 shares were issued to employees of the Bank as part of its performance-related compensation schemes. The remaining holding of 237,356 shares of treasury stock was sold in April and December 2000 at an average price of €65.00 per share.

56 ANALYSIS OF NON-CURRENT ASSETS

in millions of €	Acquisition/ production cost	Additions during fiscal year	Disposals during fiscal year
	1	2	3
Property, plant and equipment	2,294	222	295
including: Leased assets	51	—	—
Other	28	—	—
	Acquisition cost		
Participating interests	1,854		
Shares in affiliated companies[2]	13,929		
Investment securities	—		

[1] Use has been made of the possibility of combining amounts allowed by Section 34 (3), Regulation Governing Disclosures in the Financial Statements of Banks and Financial Institutions

[2] Including the shares in Brau und Brunnen AG intended for resale taken over from Porta GmbH in 1996

[3] Including gains/losses on foreign currency translation

To ensure an orderly market in HypoVereinsbank shares and to facilitate trading as permitted under Section 71 (1) No.1 of the German Stock Corporation Act, respectively, and in accordance with the applicable legal requirements, a total of 24,844,187 shares of treasury stock were purchased by the Bank and controlled or majority-owned companies at an average price of €63.67 per share and resold at an average price of €63.83 per share as part of normal securities trading. The resulting gains are recognized as current income. This amounts to the equivalent of €75 million, or 4.6% of capital stock.

The highest number of shares of treasury stock held during the year, including shares earmarked for employees, was 1,859,950, equivalent to €6 million, or 0.3% of capital stock.

Within the scope of lending operations, the Bank and its controlled companies or companies in which a majority interest is held had, in accordance with Section 71e (1) 2 of the German Stock Corporation Act, received a total of 912,122 shares as collateral as of year-end. This represents an amount of €3 million, or 0.2% of capital stock.

Reclassifications during fiscal year[3]	Write-ups during fiscal year	Accumulated depreciation/ amortization	Depreciation/ amortization during fiscal year	Net book value Dec. 31, 2000	Net book value Dec. 31, 1999
4	5	6	7	8	9
—	2	1,126	260	1,097	1,188
—	—	31	3	20	23
—	—	—	—	28	28
Changes +/–[1]				Net book value Dec. 31, 2000	Net book value Dec. 31, 1999
– 55				1,799	1,502
– 195				13,734	6,400
—				—	—

PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment includes:

in millions of €	2000	1999
Land and buildings used by the Bank in its operations	380	383
Furniture and office equipment	686	789
including: Leased assets	20	23

OTHER ASSETS

in millions of €	2000	1999
Collection paper, such as checks, matured debentures, interest and dividend coupons	292	151
Premiums paid on options pending	2,062	1,945
Claims to dividends	600	509
Equalization items for revaluation of tied currency positions	611	793
Shares for resale	274	245
Margin payments to EUREX	5	187
Capital investments with life insurers	226	202
Claims to tax reimbursements	257	140

PREPAID EXPENSES

This item includes:

in millions of €	2000	1999
Discounts on funds borrowed	413	391
Premiums on amounts receivable	21	25

ASSETS ASSIGNED OR PLEDGED AS SECURITY FOR OWN LIABILITIES

Assets totaling €17,140 million were assigned or pledged as security for the following liabilities:

in millions of €	2000	1999
Amounts owed to other banks	15,701	12,404
Amounts owed to other depositors	1,439	1,995
Liabilities evidenced by paper	—	—
Contingent liabilities	—	—

Assets pledged as security for own liabilities concern mostly funds of the Kreditanstalt für Wiederaufbau and similar institutions, which the Bank has issued as loans in compliance with their conditions.

As a seller under repurchase agreements, the Bank entered into sale and repurchase transactions for securities with a book value of €9,679 million. These securities continued to be capitalized, with the respective compensation being classified as a liability. For the most part, they include open-market transactions with Deutsche Bundesbank and international money market transactions.

At the balance sheet date, the Bank had pledged securities worth a nominal €2,141 million as collateral for transactions with EUREX and with CEDEL, Luxembourg, and for obligations to return securities arising from securities lending transactions.

In international operations, at year-end €1,363 million worth of assets were pledged by the Bank to central banks and other institutions in accordance with local regulations in various countries.

OTHER LIABILITIES

Premiums received by the Bank as the writer of foreign exchange, equity and interest rate options are carried as other liabilities.

in millions of €	2000	1999
Offsetting item for swaps and tied currency positions	447	111
Premiums received on options pending	2,070	1,851
Accrued interest on participating certificates outstanding	59	78
Liabilities from allowances paid to and losses absorbed from subsidiaries	261	257
Liabilities from short securities positions	1,636	778
Liabilities arising from the restructuring of American operations	171	—

Liabilities from short securities positions are shown under this item for the first time. Last year, they were carried under amounts owed to other banks repayable on demand. The prior year figures have been adjusted to increase their comparative value.

DEFERRED INCOME

Discounts on amounts receivable shown at nominal value totaled €940 million.

PROVISIONS

Other provisions include the following items:

in millions of €	2000	1999
Provisions for losses on loans and advances	486	548
Anticipated losses on pending transactions	367	348
Provisions for uncertain liabilities	602	562
of which:		
Bonus payments on savings plans	31	35
Anniversary bonus payments	62	56
Early retirement payments	51	44
Payments to employees	239	213
Total other provisions	**1,455**	**1,458**

SPECIAL RESERVES

Write-downs on shares in affiliated companies and participating interests taken in earlier years have, due to new tax provisions, been reversed where the value has increased again. Compliant with Section 52 (16) 3 of the German Income Tax Act, the Bank had posted €128 million of this book profit to special reserves in 1999, of which €32 million was written back as scheduled during the year under review.

SUBORDINATED LIABILITIES

This item includes accrued interest of €189 million. The Bank incurred interest expenses of €547 million in 2000 in this respect.

The borrower cannot be obliged to make early repayment in the case of subordinated liabilities. In the event of insolvency or liquidation, subordinated loans are only repaid after all primary creditors have been reimbursed. For the purposes of a bank's liable funds as defined under banking supervisory regulations, subordinated liabilities are regarded as supplementary or tier 3 capital.

In 2000, no item exceeded 10% of total subordinated liabilities.

PARTICIPATING CERTIFICATES OUTSTANDING

1990 bearer participating certificates, with options securities identification number 802 211	Nominal value, restated in € million
Total participating certificates	256
subdivided into	
75,000 at €511.29 (DM1,000) each	
42,500 at €5,112.92 (DM10,000) each	

The holders of participating certificates are entitled to annual interest payments of 9.5% of the nominal value, with priority over dividend payments to shareholders. The interest payment diminishes, without any entitlement to subsequent payment, insofar as a payout would result in a net loss for the year.

Redemption is at nominal value, subject to a participation in losses, on the day following the Annual General Meeting regarding fiscal 2000. Certificate holders participate in a net loss for the year through a proportionate decrease in the redemption amount to which they are entitled. This amount is compensated up to the nominal value from net profits in subsequent years.

While the holders of participating certificates have creditors' rights, they are not entitled to a share of the proceeds on liquidation.

The share-purchase options attached to the participating interests expired on June 30, 1993.

1991 convertible bearer participating certificates, securities identification number 802 018	Nominal value, restated in € million
Total participating certificates	1
subdivided into	
1,879 at €511.29 (DM1,000) each	
6 at €5,112.92 (DM10,000) each	

The holders of participating certificates are entitled to annual interest payments of 9.25% of the nominal value, with priority over dividend payments to shareholders. The interest payment diminishes, without any entitlement to subsequent payment, insofar as a payout would result in a net loss for the year.

Redemption is at nominal value, subject to a participation in losses, on the day following the Annual General Meeting regarding fiscal 2001. Certificate holders participate in a net loss for the year through a proportionate decrease in the redemption amount to which they are entitled. This amount is compensated up to the nominal value from net profits in subsequent years.

The share-conversion rights attached to the participating certificates expired on December 15, 1999.

While the holders of participating certificates have creditors' rights, they are not entitled to a share of the proceeds on liquidation.

For the Bank, participating certificates are classified as shareholders' equity in the sense of Section 10 (7), German Banking Act.

1997 bearer participating certificates, securities identification number 802 180	Nominal value, restated in € million
Total participating certificates	511
subdivided into	
1,000,000 at €511.29 (DM1,000) each	

The holders of participating certificates are entitled to annual interest payments of 6.75% of the nominal value, with priority over dividend payments to shareholders. The interest payment diminishes, without any entitlement to subsequent payment, insofar as a payout would result in a net loss for the year.

Redemption is at nominal value, subject to a participation in losses, on the day following the Annual General Meeting regarding fiscal 2007. Certificate holders participate in a net loss for the year through a proportionate decrease in the redemption amount to which they are entitled. This amount is compensated up to the nominal value from net profits in subsequent years.

While the holders of participating certificates have creditors' rights, they are not entitled to a share of the proceeds on liquidation.

For the Bank, participating certificates are classified as shareholders' equity in the sense of Section 10 (5), German Banking Act.

SHAREHOLDERS' EQUITY

On July 31, 2000, the Board of Managing Directors approved the requests of two shareholders to convert their total of 13,524,370 registered shares of common stock into bearer shares of common stock in accordance with an authorization under the Articles of Incorporation. Performance of the conversion and the associated amendment to the Articles of Incorporation were filed in the Commercial Register on November 3, 2000.

ANALYSIS OF SHAREHOLDERS' EQUITY SHOWN IN THE BALANCE SHEET

	in millions of €	in millions of €
Subscribed capital at January 1, 2000	1,265	
Addition from capital increase against non-cash contributions	342	
Balance at December 31, 2000		1,607
Additional paid-in capital at January 1, 2000	7,146	
Transfer of premiums due to capital increase	6,082	
Balance at December 31, 2000		13,228
Retained earnings		
Legal reserve		
Balance at January 1, 2000	56	
Transfer from net income for the year	—	
Balance at December 31, 2000		56
Other retained earnings		
Balance at January 1, 2000	2,462	
Transfer from net income for the year	250	
Balance at December 31, 2000		2,712
Profit available for distribution		
Balance at January 1, 2000	359	
Dividend payout of HypoVereinsbank for 2000	(359)	
Net income	706	
Transfer to other retained earnings from net income for the year	(250)	
Balance at December 31, 2000		456
Shareholders' equity at January 1, 2000		**18,059**

The capital increase against non-cash contributions was completed in part by using authorized capital. At December 31, 2000, subscribed capital, including the increase using corporate funds, totaled a nominal €1,607 million.

AUTHORIZED CAPITAL

Year authorized	Original amount	Amount remaining	Available until
	€ millions	€ millions	
2000	450	108	May 3, 2005
2000	150	150	May 3, 2005

The authorized capital from 1999 lapsed as the result of a resolution adopted at the Annual General Meeting of Shareholders in May 2000.

CONDITIONAL CAPITAL

in millions of €	Dec. 31, 2000	End of period
AGM resolution 2000	300	May 3, 2005

The previous conditional capital from 1999 lapsed as the result of a resolution adopted at the Annual General Meeting of Shareholders in May 2000.

HOLDINGS OF HYPOVEREINSBANK AG CAPITAL STOCK IN EXCESS OF 5%

in %	2000	1999
BA Holding AG	21.3	—
Allianz AG	13.7	17.4
E.ON AG[1]	6.6	8.1
Münchener Rückversicherungs-Gesellschaft AG	5.1	6.4
Bayerische Landesstiftung	—	5.4

[1] held by VIAG AG last year

Following the capital increase against non-cash contribution of a nominal €342 million, BA Holding AG holds 21.3% of the Bank's capital stock. This has reduced the holdings of other shareholders accordingly, with the interest hold by Bayerische Landesstiftung falling below 5%.

HOLDINGS PURSUANT TO SECTION 285 NO. 11, GERMAN COMMERCIAL CODE

The complete list of holdings is filed in the Commercial Register in Munich and can be called up via the Bank's investor relations homepage: www.hvbgroup.com\ir

NOTES TO THE STATEMENT OF INCOME

The condensed statement of income is shown with the Management Report.

BREAKDOWN OF INCOME BY REGION

The following table shows a breakdown by region of
- interest receivable,
- current income from equity securities and other variable-yield securities, participating interests and shares in affiliated companies,
- income earned under profit-pooling and profit-and-loss transfer agreements,
- fees and commissions receivable,
- other operating income, and
- net profit on financial operations.

in millions of €	2000	1999
Germany	15,951	15,683
Rest of Europe	2,019	1,985
North America	1,921	1,165
Asia	389	323

BREAKDOWN OF E-COMMERCE EXPENSES

The e-commerce expenses totaling €102 million relate primarily to expenses arising in conjunction with the sharp rise in the number of online transactions, and expenses for the extension of the range of banking services covered over the Internet and for the creation of an Internet portal offering comprehensive services relating to real estate.

Similar expenses recorded in the prior year accrued again in the year under review, but were immaterial. These were not recorded separately and are carried under general administrative expenses.

BREAKDOWN OF OTHER OPERATING INCOME AND EXPENSES

Other operating expenses includes amounts for social facilities and personnel costs.

Other operating income includes rental income, gains from sales of real estate, and leasing income totaling €3 million.

The Bank performed significant services for third parties notably in portfolio and asset management, and in the brokerage of insurance, savings and loan contracts, and investment funds.

Moreover, the Bank again increased considerably its contribution to the "Remembrance, Responsibility and the Future" German Economic Foundation Initiative, for which it had created a provision in 1999.

BREAKDOWN OF EXTRAORDINARY INCOME AND EXPENSES

Merger-related expenses to fine-tune computer systems and for a number of integration measures not completed until 2000 accrued for the last time in conjunction with the merger of the former Vereinsbank and the former HYPO-BANK. Thus the total expenditures for this merger since 1997 amounts to €670 million.

TAXES ON INCOME

Taxes on income apply mostly to earnings from ordinary business. The amounts shown for taxes on income and other taxes have been reduced by €83 million for tax expenses transferred to other Group companies.

OTHER INFORMATION

CONTINGENT LIABILITIES AND OTHER FINANCIAL COMMITMENTS

The following table shows the breakdown of contingent liabilities arising from guarantees and indemnity agreements totaling €21,949 million.

in millions of €	2000	1999
Loan guarantees	3,752	5,820
Guarantees and indemnity agreements	16,765	14,017
Documentary credits	1,432	1,058

Other commitments contains no single items of significance. Irrevocable lending commitments totaling €43,197 million break down as follows:

in millions of €	2000	1999
Book credits	38,391	43,802
Mortgage and municipal loans	2,891	3,957
Guarantees	1,645	2,887
Bills of exchange	270	220

Other financial commitments arising from rental, leasing, and maintenance agreements, relating particularly to the rental of office space and the use of technical equipment, total €213 million each year. The contracts run for standard market periods and no charges have been put off to future years.

The Bank has declared its intent to offset, by means of income subsidies, any losses incurred by hotel operating companies in which it holds an indirect majority stake.

As part of real estate financing and development operations, the Bank assumes rental obligations or undertakes rental guarantees on a case-by-case basis to make fund constructions more marketable – in particular for lease funds offered by the Bank's H.F.S. Hypo-Fondsbeteiligungen für Sachwerte GmbH subsidiary. Provisions have been created to cover identifiable risks arising from such guarantees. The Bank has provided performance guarantees for the holders of shares in bond/money market funds offered by its capital investment subsidiaries.

Commitments for uncalled payments on shares not fully paid up amounted to €304 million at year-end 2000, and similar liabilities for shares in cooperatives totaled €1 million. Under Section 24 of the German Private Limited Companies Act, the Bank was also liable for defaults on such calls in respect of eight companies for an aggregate of €20 million. The Bank was co-founder of a corporation, registration of which was still pending on the balance sheet date.

Under Section 26 of the German Private Limited Companies Act and on the basis of its holding in Liquiditäts-Konsortialbank GmbH, Frankfurt am Main, the Bank was liable for calls for additional capital up to €43 million at year-end 2000. In addition, under Article 5 (4) of the Articles of Incorporation, the Bank is jointly and severally liable for any defaults on such calls by member banks of the Association of German Banks.

At the balance sheet date, the Bank had unlimited personal liability arising from shares in 10 partnerships. Under Section 5 (10) of the by-laws of the Deposit Guarantee Fund, the Bank has undertaken to indemnify the Association of German Banks, Berlin, against any losses it might incur as a result of action taken on behalf of banks in which the Bank has a majority interest. The Bank has made similar representations for its mortgage banking subsidiaries in accordance with Section 3 (1) of the by-laws of the Deposit Guarantee Fund for Bank-Related Savings and Loan Associations.

STATEMENT OF RESPONSIBILITY

HypoVereinsbank AG ensures that, to the extent of its shareholding, the companies set forth below are in a position to meet their contractual obligations except in the event of any political risks.

1. Domestic banks
Bankhaus Gebrüder Bethmann, Frankfurt/Main
Bankhaus Maffei & Co. KGaA, Munich
Bayerische Handelsbank AG, Munich
Direkt Anlage Bank AG, Munich
Financial Markets Service Bank GmbH, Munich
Hanseatische Investitions-Bank GmbH, Hamburg
HypoVereinsbank Bulgaria GmbH, Munich
norisbank Aktiengesellschaft, Nuremberg
Nürnberger Hypothekenbank AG, Nuremberg
Süddeutsche Bodencreditbank AG, Munich
Vereins- und Westbank Aktiengesellschaft, Hamburg
Vereinsbank Victoria Bauspar Aktiengesellschaft, Munich
Westfalenbank Aktiengesellschaft, Bochum
Westfälische Hypothekenbank Aktiengesellschaft, Dortmund
Württembergische Hypothekenbank Aktiengesellschaft, Stuttgart

2. Foreign banks
Banco Inversión S.A., Madrid
Banco Popular Hipotecario S.A., Madrid
Bank Austria Aktiengesellschaft, Vienna
Bank Przemyslowo-Handlowy S.A., Cracow
Bank von Ernst & Cie. AG, Berne
FGH Bank N.V., Utrecht
HVB Jelzálogbank Rt., Budapest
HVB Real Estate Capital France S.A., Paris (formerly BV France)
HypoVereinsbank Bank Hipoteczny SA, Warsaw
HypoVereinsbank CZ a.s., Prague
HypoVereinsbank Hungaria Rt., Budapest
HypoVereinsbank Ireland, Dublin
HypoVereinsbank Luxembourg S.A., Luxembourg
HypoVereinsbank Slovakia a.s., Bratislava
Pfandbrief Bank International S.A., Luxembourg
SKWB Schoellerbank Aktiengesellschaft, Vienna

3. Financial services institutions
HVB Finance (Delaware) Inc., Wilmington
HVB Finanziaria S.p.A., Milan

4. Financial companies
Bayerische Immobilien-Leasing GmbH, Munich[1]
Bayerische Immobilien-Leasing GmbH & Co. Verwaltungs-KG, Munich[1]
HVB Real Estate Capital Ltd., London
WBRM-Holding GmbH, Essen[2]

5. Companies with bank-related auxiliary services
HypoVereinsFinance N. V., Amsterdam

[1] Statements of responsibility given by Bayerische Immobilien Leasing (BIL), subgroup, can be obtained from BIL

[2] 50% holding shown under other assets as there is no intention to retain long term

KEY CAPITAL RATIOS

Pursuant to Section 10 (2) of the German Banking Act, shareholders' equity consists of liable funds and tier 3 capital totaling €29,446 million.

The liable funds consist of core capital (tier I) and supplementary capital (tier II) totaling €28,391 million. Supplementary capital includes unrealized reserves pursuant to Section 10 (2b) 1 No. 6 and 7 of the German Banking Act accounting for €2,533 million. The limitation on the maximum inclusion of 1.4% of risk assets was applicable in the present annual financial statements.

FUTURES AND OPTIONS CONTRACTS

The Risk Report contains exhaustive information about the Bank's futures and options operations, complete with a breakdown of notional amounts and counterparties.

STAFF

The average number of staff employed was as follows:

	2000	1999
Staff (excluding trainees)	23,555	24,137
of which:		
full-time	19,778	20,535
part-time	3,777	3,602
Trainees	1,611	1,575

The staff's length of service is as follows:

in %	Women	Men	2000
	(excluding trainees)		Total
25 years or more	12.5	21.0	16.3
15 to 25 years	15.0	17.8	16.3
10 to 15 years	16.3	14.4	15.5
5 to 10 years	30.9	21.8	26.8
less than 5 years	25.3	25.0	25.1

EMOLUMENTS

in millions of €	2000	1999
Board of Managing Directors of HypoVereinsbank	12	10
Supervisory Board of HypoVereinsbank	1	1
Advisory Board of HypoVereinsbank	1	1
Former members of the Board of Managing Directors of HypoVereinsbank and their surviving dependents	13	14

At December 31, 2000, the Bank had pension provisions for former members of the Board of Managing Directors and their surviving dependents totaling €78 million (€72 million). These amounts are shown at the present value computed in accordance with actuarial principles, subject to necessary adjustment and after discounting in accordance with Section 6a of the German Income Tax Act.

LOANS TO EXECUTIVE BOARD MEMBERS

The total amount of loans and advances made and liabilities assumed at the balance sheet date was as follows:

in millions of €	2000	1999
Members of the Board of Managing Directors of HypoVereinsbank	7	7
Members of the Supervisory Board of HypoVereinsbank	6	9

EXECUTIVE BOARDS

SUPERVISORY BOARD

Kurt F. Viermetz
Chairman

Herbert Betz
Deputy Chairman

Dr. Richard Trautner
Deputy Chairman

Dr. Diethart Breipohl
since January 13, 2000

Heidi Dennl

Volker Doppelfeld

Ernst Eigner

Helmut Gropper

Klaus Grünewald

Heinz-Georg Harbauer

Anton Hofer

Dr. Jochen Holzer
until August 31, 2000

Dr. Edgar Jannott

Max Dietrich Kley

Peter König

Hanns-Peter Kreuser

Christoph Schmidt

Jürgen E. Schrempp

Dr. Siegfried Sellitsch
since January 17, 2001

Professor Hans-Werner Sinn
since January 13, 2000

Helmut Wunder

BOARD OF MANAGING DIRECTORS

Stephan Bub
since February 1, 2001

Dr. Egbert Eisele

Dr. Stefan Jentzsch
as of May 1, 2001

Dr. Norbert Juchem

Dr. Claus Nolting
since January 1, 2001

Dieter Rampl

Gerhard Randa
since January 1, 2001

Dr. Eberhard Rauch

Dr. Albrecht Schmidt

Dr. Stephan Schüller

Dr. Paul Siebertz

Dr. Wolfgang Sprissler

LIST OF EXECUTIVES AND OUTSIDE DIRECTORSHIPS

SUPERVISORY BOARD

Name Position	Positions on statutory supervisory boards of other German companies	Positions on comparable boards of German and foreign companies
Kurt F. Viermetz Vice Chairman (retired) J.P. Morgan & Co. Incorporated Chairman	E.ON AG, Düsseldorf	Grosvenor Estate Holdings, London Federal Reserve Bank of New York (Member of the International Capital Advisory Committee) New York Stock Exchange (Chairman, International Capital Markets Committee)
Herbert Betz Employee, Bayerische Hypo- und Vereinsbank Aktiengesellschaft Deputy Chairman		BVV Versicherungsverein des Bankgewerbes a.G. (deputy chairman) HypoVereinsbank-BKK, Munich
Dr. Richard Trautner Former member of the Board of Managing Directors of Bayerische Vereinsbank Aktiengesellschaft Deputy Chairman	Aktien-Brauerei-Kaufbeuren AG, Kaufbeuren (chairman) Allgäuer Brauhaus AG, Kempten (deputy chairman) AVECO Holding AG, Frankfurt ERGO Versicherungsgruppe AG, Düsseldorf MEA Meisinger AG, Aichach Rhön-Klinikum AG, Bad Neustadt/Saale	Kraftverkehr Bayern GmbH, Munich Weltbild Verlag GmbH, Augsburg (chairman)
Dr. Diethart Breipohl Member of the Supervisory Board of Allianz AG and former member of the Board of Management of Allianz AG since January 13, 2000	Allianz AG, Munich Beiersdorf AG, Hamburg Continental AG, Hanover Karstadt AG, Essen mg technologies ag, Frankfurt KM Europa Metal AG, Osnabrück	Banco Popular Espanol, Madrid BPI Banco Portugues de Investimente, Porto Crédit Lyonnais, Paris (Board of Directors) Les Assurances Générales de France (AGF), Paris (Board of Directors)
Heidi Dennl Employee, Bayerische Hypo- und Vereinsbank Aktiengesellschaft		
Volker Doppelfeld Chairman of the Supervisory Board of BMW AG, former member of the Board of Management of BMW AG	BMW AG, Munich (chairman) D.A.S. Deutscher Automobil Schutz Allgemeine Rechtsschutz-Versicherungs-AG, Munich IWKA AG, Karlsruhe	Bizerba GmbH & Co. KG
Ernst Eigner Employee, Bayerische Hypo- und Vereinsbank Aktiengesellschaft		
Helmut Gropper Ministerialdirektor in the Bavarian State Ministry of Finance		Bayerische Eisenbahngesellschaft mbH, Munich Gesellschaft für den Staatsbediensteten-Wohnungsbau in Bayern mbH, Munich (chairman) Siedlungswerk Nürnberg GmbH, Nuremberg (chairman)
Klaus Grünewald Secretary of the Union of Employees in Commerce, Banking and Insurance (HBV)	Generali Lloyd AG, Munich	
Heinz-Georg Harbauer Head of the Bavarian Division of the German Union of Salaried Employees (DAG)	D.A.S. Deutscher Automobil Schutz Allgemeine Rechtsschutz-Versicherungs-AG, Munich	
Anton Hofer Employee, Bayerische Hypo- und Vereinsbank Aktiengesellschaft		
Dr. Jochen Holzer Former Chairman of the Supervisory Board of VIAG Aktiengesellschaft until August 31, 2000	E.ON AG, Düsseldorf	

Name Position	Positions on statutory supervisory boards of other German companies	Positions on comparable boards of German and foreign companies
Dr. Edgar Jannott Former Chairman of the Managing Board and member of the Supervisory Board of ERGO Versicherungsgruppe AG	ERGO Versicherungsgruppe AG, Düsseldorf Eurohypo AG, Europäische Hypothekenbank der Deutschen Bank, Frankfurt Hermes Kreditversicherungs-AG, Hamburg Salamander AG, Kornwestheim Schindler Deutschland Holding GmbH, Berlin STRABAG AG, Cologne	D.A.S. Difesa Automobilistica Sinistri, S.p.A. di Assicurazione, Verona/Italy VICTORIA-VOLKSBANKEN Versicherungs-AG, Vienna, Chairman of the Supervisory Board
Max Dietrich Kley Deputy Chairman of the Board of Executive Directors of BASF AG	BASF Coatings AG, Münster[1] (chairman) Gerling-Konzern Speziale Kreditversicherungs-Aktiengesellschaft, Cologne Lausitzer Braunkohle AG, Senftenberg Mannesmann Demag Krauss-Maffei AG, Munich Wintershall AG, Kassel[1] (chairman) RWE Plus AG, Essen	BASF Innovationsfonds GmbH[1] (chairman) BASFIN Corporation, Mount Olive/USA[1] Landesbank Rheinland-Pfalz, Mainz WINGAS GmbH, Kassel[1] WIEH GmbH[1], Berlin BASELL, Hoofddorp, Netherlands
Peter König Employee, Bayerische Hypo- und Vereinsbank Aktiengesellschaft		
Hanns-Peter Kreuser Employee, Bayerische Hypo- und Vereinsbank Aktiengesellschaft		Pensionskasse der Mitarbeiter der HypoVereinsbank, Munich
Christoph Schmidt Employee, Vereins- und Westbank Aktiengesellschaft	Vereins- und Westbank Aktiengesellschaft, Hamburg[1]	
Jürgen E. Schrempp Chairman of the Board of Management of DaimlerChrysler AG	Allianz AG, Munich DaimlerChrysler Services AG, Berlin[1] (chairman)	DaimlerChrysler of South Africa (Pty) Ltd.[1], South Africa (Chairman of the Board of Directors) Freightliner Corporation[1], Portland, Oregon, USA (Chairman of the Executive Committee) New York Stock Exchange (NYSE), NY, USA South African Coal, Oil and Gas Corporation (Sasol) Ltd., Johannesburg, South Africa Vodafone Airtouch plc, Newbury, UK
Dr. Siegfried Sellitsch Chairman of the Managing Board of Wiener Städtische Allgemeine Versicherung AG, Vienna since January 17, 2001	InterRisk Lebensversicherungs-Aktiengesellschaft, Wiesbaden[1] (chairman) InterRisk Versicherungs-Aktiengesellschaft, Wiesbaden[1] (chairman)	Allnations Inc., USA Bank Winter & Co. Aktiengesellschaft, Vienna (chairman) Bene Gesellschaft mbH, Vienna Böhler-Uddeholm Aktiengesellschaft, Vienna Donau-Allgemeine Versicherungs Aktiengesellschaft, Vienna[1] (chairman) Montanversicherung Aktiengesellschaft, Vienna[1] (chairman) Österreichische Unilever Gesellschaft mbH, Vienna Siemens Aktiengesellschaft Österreich, Vienna UBM Realitätenentwicklung AG, Vienna (chairman) Wüstenrot Wohnungswirtschaft registrierte Genossenschaft mbH, Salzburg
Professor Hans-Werner Sinn President of the Ifo Institute for Economic Research since January 13, 2000		
Helmut Wunder Employee, Bayerische Hypo- und Vereinsbank Aktiengesellschaft		HypoVereinsbank-BKK, Munich (chairman)

[1] Group directorship

BOARD OF MANAGING DIRECTORS	Positions on statutory supervisory boards of other German companies	Positions on comparable boards of German and foreign companies
Stephan Bub since February 1, 2000		HVB Capital Corp., New York (chairman)[1] HVB Realty Capital Inc., New York (chairman)[1] Schoeller Capital Management AG, Vienna (chairman)[1]
Dr. Egbert Eisele	Bayerische Handelsbank AG, Munich[1] Internationales Immobilien-Institut GmbH, Munich (chairman)[1] Nürnberger Hypothekenbank AG, Nuremberg[1] Süddeutsche Bodencreditbank AG, Munich[1] Westfälische Hypothekenbank AG, Dortmund (chairman)[1] Württembergische Hypothekenbank, Stuttgart (chairman)[1]	Aufbaugesellschaft Bayern GmbH, Munich (chairman)[1] Bank von Ernst & Cie AG, Berne[1] FGH Bank N.V., Utrecht (chairman)[1] HVB Asset Management GmbH, Munich[1] HVB Private Clients GmbH, Munich[1] HVB Real Estate Capital Ltd., London[1] Pfandbrief Bank International S.A., Luxembourg[1]
Dr. Norbert Juchem	D.A.S. Deutscher Automobil Schutz Allgemeine Rechtsschutz-Versicherungs-AG, Munich Deutsche Börse AG, Frankfurt IND^{EX} CHANGE Investment AG, Munich (chairman)[1]	Bank Przemyslowo-Handlowy SA, (BPH), Cracow[1] Fördergesellschaft für Börsen und Finanzmärkte in Mittel- und Osteuropa mbH, Frankfurt HVB Asset Management GmbH, Munich[1] Hypo (UK) Holdings Limited. London[1] Hypo Foreign & Colonial Management (Holdings) Ltd., London[1] HypoVereinsbank Luxembourg S.A., Luxembourg (vice president)[1] Victoria Kapitalgesellschaft mbH, Düsseldorf
Dr. Claus Nolting since January 1, 2001	HVB Informations-Verarbeitungs-GmbH, Munich[1]	FGH Bank N.V., Utrecht[1] HVB Real Estate Capital Ltd., London[1] PBI Pfandbriefbank Luxembourg (chairman)[1] SKWB Schoellerbank AG, Vienna[1]
Dieter Rampl	Bio M Aktiengesellschaft Munich Bio Tech Development, Planegg (chairman) Bode AG, Grünwald Brau und Brunnen AG, Berlin and Dortmund (chairman)[1] Elexis Elektroholding AG, Frankfurt FAG Kugelfischer Georg Schäfer KGaA, Schweinfurt Odeon Film AG, Munich SKW Trostberg AG, Trostberg	Bank Przemyslowo-Handlowy SA, (BPH), Cracow[1] Bavaria Film GmbH, Munich Bayerische Immobilien-Leasing GmbH (BIL), Munich (chairman)[1] Blue Capital GmbH, Hamburg[1] HVB Asset Management GmbH, Munich[1] HVB Private Clients GmbH, Munich[1] Hypo Foreign & Colonial Management Ltd., London[1] MAHAG – Münchener Automobil-Handel Haberl GmbH & Co. KG, Munich Marsh GmbH, Munich

[1] Group directorship

	Positions on statutory supervisory boards of other German companies	Positions on comparable boards of German and foreign companies
Gerhard Randa since January 1, 2001		Allgemeine Baugesellschaft A. Porr AG, Vienna Austrian Airlines Österr. Luftverkehrs AG, Vienna CA-IB Investmentbank AG, Vienna (chairman)[1] Creditanstalt Aktiengesellschaft, Vienna (chairman)[1] Interunfall Versicherung AG, Vienna Magna International Inc., Toronto Oesterreichische Kontrollbank AG, Vienna (chairman) VA Technologie Aktiengesellschaft, Linz Voith Sulzer Papiermaschinen AG, St. Pölten (chairman) Wienerberger Baustoffindustrie AG, Vienna Wiener Städtische Wechselseitige Versicherungs-anstalt Vermögensverwaltung, Vienna
Dr. Eberhard Rauch	ADA-has IT Management AG, Willich Bionorica Arzneimittel AG, Neumarkt/Opf. CTE/Bauer AG, Hamburg (chairman) Direkt Anlage Bank AG, Munich (chairman)[1] HVB Informations-Verarbeitungs-GmbH, Munich (chairman)[1] Infineon Technologies AG, Munich Kennametal Hertel AG, Fürth (chairman) Koenig & Bauer AG, Würzburg norisbank AG, Nuremberg (chairman)[1] PlanetHome AG, Munich (chairman)[1] Vereinsbank Victoria Bauspar AG, Munich[1]	Bank Przemyslowo-Handlowy SA (BPH), Cracow[1] Clearstream International S. A., Luxembourg Dr. R. Pfleger Chemische Fabrik GmbH, Bamberg
Dr. Albrecht Schmidt	Allianz AG Holding, Berlin and Munich Bayerische Handelsbank AG, Munich (chairman)[1] Münchener Rückversicherungs-Gesellschaft AG, Munich Nürnberger Hypothekenbank AG, Nuremberg (chairman)[1] Siemens Aktiengesellschaft, Berlin and Munich Süddeutsche Bodencreditbank AG, Munich (chairman)[1] Vereins- und Westbank AG, Hamburg (chairman)[1]	
Dr. Stephan Schüller	Activest Investmentgesellschaft mbH (chairman)[1] Allfonds Bayerische Kapitalanlagegesellschaft mbH, Munich (chairman)[1] Direkt Anlage Bank AG, Munich[1] FSB FondsServiceBank GmbH, Unterföhring (chairman)[1] INDEXCHANGE Investment AG, Munich[1] Internationales Immobilien-Institut GmbH, Munich[1] norisbank AG, Nuremberg[1] PlanetHome AG, Munich Vereins- und Westbank AG, Hamburg[1] Vereinsbank Victoria Bauspar AG, Munich[1] Westfalenbank AG, Bochum[1]	Banco Popular Espanol S. A., Madrid Bank Przemyslowo-Handlowy SA (BPH), Cracow (chairman)[1] Bank von Ernst & Cie. AG, Berne[1] Blue Capital GmbH, Hamburg (chairman)[1] BVT Holding GmbH & Co. KG, Munich HVB Asset Management GmbH, Munich (chairman)[1] HVB Asset Management Inc., New York (chairman)[1] HVB Private Clients GmbH, Munich (chairman)[1] Hypo (UK) Holdings Limited, London (chairman)[1] Hypo Foreign & Colonial Management (Holdings) Ltd., London[1] Pension Consult Beratungsgesellschaft für Altersvorsorge GmbH, Munich (chairman)[1] SKWB Schoellerbank AG, Vienna (chairman)[1]

[1] Group directorship

	Positions on statutory supervisory boards of other German companies	Positions on comparable boards of German and foreign companies
Dr. Paul Siebertz	Bayerische Immobilien AG, Munich Internationales Immobilien-Institut GmbH, Munich[1] PlanetHome AG, Munich[1] Schwäbische Bank AG, Stuttgart[1] Viterra AG, Bochum Westfälische Hypothekenbank AG, Dortmund[1] Württembergische Hypothekenbank AG, Stuttgart[1]	Bayerische Landessiedlung GmbH, Munich BVV Versicherungsverein des Bankgewerbes a. G., Berlin HVB Projekt GmbH, Munich (chairman)[1]
Dr. Wolfgang Sprissler	HVB Informations-Verarbeitungs-GmbH, Munich[1] Tivoli Grundstücks-AG, Munich (chairman)[1]	HypoVereinsbank Luxembourg S.A, Luxembourg (President)[1] Liquiditäts-Konsortialbank GmbH, Frankfurt (Likobank)

[1] Group directorship

	Positions on statutory supervisory boards of other companies
Dr. Wolfgang Bassermann	Michael Huber München (MHM) Holding GmbH, Kirchheim Rathgeber AG, Munich
Hans-Frieder Bauer	SpaceNet AG
Daniel Becker	KoCosS Messtechnik AG
Dietmar P. Binkowska	ADS Gesellschaft für Automation AG, Bad Homburg Cycos AG, Alsdorf
Dr. Andreas Bohn	Intertainment AG, Ismaning
Rudolf Deschl	Landesgewerbeanstalt Bayern AG, Nuremberg
Eckehard Dettinger-Klemm	SAT Medien AG
Matthias Diener	Mittelständische Beteiligungsgesellschaft Sachsen mbH, Dresden
Dr. Peter Ermann	Vereinsbank Victoria Bauspar AG, Munich[1]
Gunter Ernst	Brau und Brunnen AG, Dortmund[1] Dyckerhoff AG, Wiesbaden Gütermann AG, Gutach HVB-Offene Unternehmensbeteiligungs AG, Munich[1] Westfalenbank AG, Bochum[1]
Matthias Glückert	Oechsler AG
Caspar von Hauenschild	AKA Ausfuhrkredit-Gesellschaft mbH, Frankfurt SAINT-GOBAIN ISOVER G+H AG, Ludwigshafen
Johann Huber	Loxxess AG, Tegernsee
Karl Ralf Jung	GI Ventures AG HVB-Offene Unternehmensbeteiligungs AG, Munich (chairman)[1]
Thomas Karl	Audicon AG Wirtschaftsprüfungsgesellschaft Munich, Berlin
Günter Kaupitz	Leipziger Stadtbau AG, Leipzig
Dr. Michael Kemmer	FMIS Financial Markets Information Services GmbH, Munich[1] Köllmann AG, Wiesbaden
Thomas Killius	Hartmann AG, Freiburg
Reinhard Klein	HVB Direkt Gesellschaft für Direktservice und Direktvertrieb mbH, Munich[1]
Dr. Alexander Kolb	Wilh. Werhahn-Group, Neuss
Marko Kutter	Gebhard & Schuster Kursmakler AG, Gräfelfing
Michael Mendel	HVB-Offene Unternehmensbeteiligungs-AG, Munich[1] Schaltbau AG, Munich
Dr. Diether Münich	Internationales Immobilien-Institut GmbH, Munich[1]
Josef Paulus	BUL Bergbausanierung und Landschaftsgestaltung Sachsen GmbH, Sabrodt
Dr. Hans-Gert Penzel	memIQ AG, Haar (chairman) sm-end-2-end.de AG, Munich
Dr. Guido Schacht	AVAG Holding AG
Jochen-Michael Speek	FMIS Financial Markets Information Services GmbH, Munich (chairman)[1] HVB Direkt Gesellschaft für Direktservice und Direktvertrieb mbH, Munich[1] HVB Informations-Verarbeitungs-GmbH, Munich[1] INDEX CHANGE Investment AG, Munich[1] RBU R. Böker Unternehmensgruppe AG, Munich
Raymond Trotz	Aufbaugesellschaft Bayern GmbH, Munich Internationales Immobilien-Institut GmbH, Munich[1]
Hartmut Wagner	AGROB AG, Munich[1] D.I.B. Gesellschaft für Standortbetreiberdienste mbH, Ottobrunn Lindner AG Lindner Holding KGaA, Arnstorf Tivoli Grundstücks-AG, Munich[1]
Peter Wallner	Matino AG, Berlin
Bernhard Weiss	Financial Management Group AG
Horst Weissflach	Gerhard Meier AG, Regensburg
Udo R. Zill	WERM-Holding GmbH, Essen WohnBau Rhein-Main AG, Frankfurt

[1] Group directorship

MORTGAGE BANKING

COVERAGE

in millions of €	2000	1999
A. Mortgage bonds		
Standard coverage		
1. Placements with, and loans and advances to, other banks		
Mortgage loans	9	15
2. Loans and advances to customers		
Mortgage loans	52,280	48,577
3. Property, plant and equipment (land charges on land owned)	250	257
4. Equalization claims on government authorities	—	—
5. Other assets	—	—
Other eligible coverage		
1. Other lending to banks	—	—
2. Debt securities and other fixed-income securities	2,623	4,260
3. Equalization claims on government authorities	—	—
Subtotal	**55,162**	**53,109**
Total mortgage bonds requiring cover	52,501	52,363
Excess coverage	**2,661**	**746**
B. Public-sector bonds		
Standard coverage		
1. Placements with, and loans and advances to, other banks	1,295	1,714
Mortgage loans	—	—
Municipal loans	1,295	1,714
2. Loans and advances to customers	16,178	19,124
Mortgage loans	231	275
Municipal loans	15,947	18,849
3. Debt securities and other fixed-income securities	8,580	6,520
Other eligible cover		
Other lending to banks	—	—
Subtotal	**26,053**	**27,358**
Total public-sector bonds requiring cover	24,297	26,168
Excess coverage	**1,756**	**1,190**

	Number of mortgaged properties	2000 € millions	1999 € millions
1. Classification of mortgage loans used as cover for bonds			
a) By size			
up to DM100,000	157,214	5,172	4,879
DM100,000 to DM1,000,000	270,996	29,023	26,597
over DM1,000,000	10,401	18,094	17,116
	438,611	52,289	48,592
b) By geographical location			
Baden-Württemberg	42,459	4,042	3,914
Bavaria	164,842	19,741	18,374
Berlin	12,745	2,725	2,385
Brandenburg	13,817	1,735	1,471
Bremen	1,231	171	174
Hamburg	5,836	1,228	1,166
Hesse	22,962	3,765	3,542
Lower Saxony	18,677	1,844	1,803
Mecklenburg-Western Pomerania	5,861	701	626
North Rhine-Westfalia	46,926	5,185	4,943
Rhineland-Palatinate	18,469	1,672	1,610
Saarland	6,015	464	432
Saxony	33,701	4,209	3,761
Saxony-Anhalt	12,914	1,447	1,297
Schleswig-Holstein	16,183	1,499	1,364
Thuringia	15,947	1,847	1,716
	438,585	52,275	48,578
Austria	9	2	2
France/Monaco	10	1	1
Luxembourg	1	4	4
Netherlands	6	7	7
	438,611	52,289	48,592
c) By type of mortgaged property			
Commercial property		15,194	13,946
Residential property		36,814	34,373
Undeveloped real estate		198	169
Buildings under construction (non-productive)		31	51
Agricultural property		52	53
		52,289	48,592
2. Repayments			
Scheduled repayments		2,390	2,380
Non-scheduled repayments		2,823	4,870
Repayments on expiry of fixed-interest period		2,544	1,868
		7,757	9,118

	Number of proceedings	Commercial property	of which: Residential property
3. Foreclosures and sequestrations			
a) Pending at December 31, 2000			
Foreclosure proceedings	3,392	230	3,162
Sequestration proceedings	197	31	166
Foreclosure and sequestration proceedings	1,658	242	1,416
	5,247	503	4,744
(comparable figures for 1999:	2,944	259	2,685)
b) Foreclosures finalized in 2000	516	36	480
(comparable figures for 1999:	935	55	880)
4. Land takeovers in settlement of loans			
Land takeovers in 2000 to avoid losses on mortgage loans[1]	1	1	–
(comparable figures for 1999:	1	1	–)

[1] Including rescue takeovers by subsidiaries

INTEREST IN ARREARS

Interest in arrears on mortgages due between October 1, 1999 and September 30, 2000 totaled €126 million, and a provision for such was created to the extent required. Arrears break down as follows:

in millions of €	*2000*	1999
Commercial property	35	40
Residential property	91	97

PROPOSAL FOR APPROPRIATION OF PROFIT

The profit available for distribution shown in the annual financial statements of HypoVereinsbank amounts to €456 million (1999: €359 million). In accordance with Article 26 of the Bank's Articles of Association, we will propose to the Annual General Meeting of Shareholders on May 22, 2001 that the profit available for distribution be used to pay an advance share in profits of €0.08 on each share of non-voting preferred stock (totaling €1.2 million), and a dividend of €0.85 on each eligible share of common stock and each share of non-voting stock.

Munich, March 6, 2001

BAYERISCHE HYPO- UND VEREINSBANK
AKTIENGESELLSCHAFT

The Board of Managing Directors

Bub Eisele Juchem Nolting Rampl Randa Rauch

Schmidt Schüller Siebertz Sprissler

INDEPENDENT AUDITORS' REPORT

We have audited the annual financial statements, together with the bookkeeping system and the management report of the Company Bayerische Hypo- und Vereinsbank Aktiengesellschaft for the business year from January 1 to December 31, 2000. The maintenance of the books and records and the preparation of the annual financial statements and management report in accordance with German commercial law (and supplementary provisions in the articles of incorporation/partnership agreement) are the responsibility of the Company's management. Our responsibility is to express an opinion on the annual financial statements, together with the bookkeeping system, and the management report based on our audit.

We conducted our audit of the annual financial statements in accordance with § 317 HGB ["Handelsgesetzbuch: German Commercial Code"] and the German generally accepted standards for the audit of financial statements promulgated by the Institut der Wirtschaftsprüfer in Deutschland (IDW). Those standards require that we plan and perform the audit such that misstatements materially affecting the presentation of the net assets, financial position and results of operations in the annual financial statements in accordance with [German] principles of proper accounting and in the management report are detected with reasonable assurance. Knowledge of the business activities and the economic and legal environment of the Company and evaluations of possible misstatements are taken into account in the determination of audit procedures. The effectiveness of the internal control system relating to the accounting system and the evidence supporting the disclosures in the books and records, the annual financial statements and the management report are examined primarily on a test basis within the framework of the audit. The audit includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the annual financial statements and management report. We believe that our audit provides a reasonable basis for our opinion.

Our audit has not led to any reservations. In our opinion, the annual financial statements give a true and fair view of the net assets, financial position and results of operations of the Company in accordance with [German] principles of proper accounting. On the whole the management report provides a suitable understanding of the Company's position and suitably presents the risks of future development.

Munich, March 20, 2001

KPMG DEUTSCHE TREUHAND-GESELLSCHAFT
AKTIENGESELLSCHAFT
Wirtschaftsprüfungsgesellschaft

Wohlmannstetter   Pastor
Wirtschaftsprüfer   Wirtschaftsprüfer
(Independent Auditors)

In case of publication or transmission of the financial statements and/or the management report in a version different to the version confirmed by us (including translations into other languages), in so far as our audit opinion is quoted or our review referred to, a new statement is to be obtained from us. Please refer to § 328 HGB.

Published by

Bayerische Hypo- und Vereinsbank
Aktiengesellschaft
Head Office
D-80311 Munich
http://www.hypovereinsbank.com
Registrar of companies:
Munich HRB 421 48

Layout: Gottschalk+Ash Int'l

Typesetting: SchumacherGebler
Printed by: Druckerei Kriechbaumer

This edition of our annual report is prepared for the convenience of our English-speaking readers. It is based on the German original, which takes precedence in all legal aspects.

Printed in Germany





Annual Report 2000
Holdings

The Bank of the Regions

HVB Group

Contents

Holdings

COMPLIANT WITH SECTION 313 (2) OF THE GERMAN COMMERCIAL CODE FOR THE CONSOLIDATED FINANCIAL STATEMENTS AND WITH SECTION 285 (11, 11A) OF THE GERMAN COMMERCIAL CODE FOR THE ANNUAL FINANCIAL STATEMENTS OF THE PARENT BANK[6]

Name and registered office	Bank Austria[7]	Percentage interest total Sect. 16 (4), Stock Corporation Act	of which: held indirectly	Currency	Equity capital in thousands of currency units	Net income in thousands of currency units
1. Subsidiaries						
1.1 Consolidated subsidiaries						
1.1.1 Banks and financial institutions						
1.1.1.1 Domestic banks and financial institutions						
Activest Investmentgesellschaft mbH, Unterföhring		100.0	100.0	EUR	5,113	[1]
Allfonds Bayerische Kapitalanlagegesellschaft mbH, Munich		100.0	100.0	EUR	8,962	[1]
Bank Austria Creditanstalt Deutschland AG, Munich	X	100.0	100.0	EUR	30,751	3,436
Bankhaus Gebrüder Bethmann, Frankfurt/Main[6]		100.0		EUR	38,603	0
Bankhaus Maffei & Co. KGaA, Munich		100.0	100.0	EUR	18,630	1,502
Bankhaus Neelmeyer AG, Bremen		100.0	100.0	EUR	43,971	5,113
Bayerische Handelsbank AG, Munich		76.6		EUR	458,813	41,808
Direkt Anlage Bank AG, Munich		62.1		EUR	430,248	13,376
Financial Markets Service Bank GmbH, Munich		100.0		EUR	10,226	[2,1]
Hanseatische Investitions-Bank GmbH, Hamburg		100.0	66.7	EUR	18,329	1,460
Internationales Immobilien-Institut GmbH, Munich		94.0		EUR	8,100	686
Nordinvest Norddeutsche Investment-Gesellschaft mbH, Hamburg		100.0	100.0	EUR	15,676	8,978
norisbank Aktiengesellschaft, Nuremberg		100.0	10.0	EUR	137,398	8,295
Nürnberger Hypothekenbank AG, Nuremberg		85.8		EUR	437,496	43,972

Name and registered office	Bank Austria[7]	Percentage interest total Sect. 16 (4), Stock Corporation Act	of which: held indirectly	Currency	Equity capital in thousands of currency units	Net income in thousands of currency units
Süddeutsche Bodencreditbank AG, Munich		55.2		EUR	449,837	70,500
Vereins- und Westbank Aktiengesellschaft, Hamburg		75.0		EUR	837,735	65,605
Vereinsbank Victoria Bauspar Aktiengesellschaft, Munich		70.0	10.0	EUR	62,418	6,549
Westfalenbank Aktiengesellschaft, Bochum		99.8		EUR	170,559	9,934
Westfälische Hypothekenbank Aktiengesellschaft, Dortmund		75.0		EUR	386,788	25,160
Württembergische Hypothekenbank Aktiengesellschaft, Stuttgart		75.9		EUR	349,940	37,829
1.1.1.2 Foreign banks and financial institutions[4]						
Activest Investmentgesellschaft S.A., Luxembourg		100.0	100.0	EUR	22,972	18,733
Asset Management GmbH, Vienna	X	100.0	100.0	EUR	7,490	3,687
Bank Austria Aktiengesellschaft, Vienna	X	<100.0		EUR	7,826,255	282,049
Bank Austria Cayman Islands Ltd., George Town	X	100.0	100.0	USD	300,825	32,777
Bank Austria Commercial Paper LLC, New York	X	100.0		USD	(117,481)	(124,804)
Bank Austria Creditanstalt (Schweiz) AG, Zurich	X	88.0	88.0	CHF	57,660	4,512
Bank Austria Creditanstalt American, LLC, New York	X	100.0	100.0	USD	141,609	(56,290)
subgroup with subsidiaries:						
Bank Austria Creditanstalt American Corporation, Greenwich, Greenwich	X	100.0	100.0			
Bank Austria Creditanstalt Community Development, Inc., Greenwich	X	100.0	100.0			
Bank Austria Creditanstalt Corporate Finance, Inc., New York	X	100.0	100.0			
Bank Austria Creditanstalt Equipment Leasing, Inc., Greenwich	X	100.0	100.0			
Bank Austria Creditanstalt Holdings Corporation, Greenwich	X	100.0	100.0			
Bank Austria Creditanstalt Property Corp., Greenwich	X	100.0	100.0			
Bank Austria Creditanstalt SBIC Inc., New York	X	100.0	100.0			
Bank Austria Creditanstalt Trade Finance Services, Inc., Greenwich	X	100.0	100.0			
Baus Funding LLC, Greenwich	X	100.0	100.0			
CA IB Securities (New York) Inc., New York	X	100.0	100.0			
Creditanstalt International Advisers Group, Inc., New York	X	100.0	100.0			
Creditanstalt International Asset Management, Inc., New York	X	100.0	100.0			
LB Capital, Inc., New York	X	100.0	100.0			
LB Credit Corporation, New York	X	100.0	100.0			
Seffi Property Corporation, Tampa	X	100.0	100.0			
Bank Austria Creditanstalt Croatia d.d., Zagreb	X	80.0	80.0	HRK	295,949	24,764
Bank Austria Creditanstalt Czech Republic a.s., Prague	X	78.6	78.6	CZK	3,585,514	538,034
Bank Austria Creditanstalt d.d., Ljubljana	X	99.5	99.5	SIT	10,541,882	545,247
Bank Austria Creditanstalt Hungary Rt., Budapest	X	90.0	90.0	HUF	25,339,932	6,125,659
Bank Austria Creditanstalt Romania S.A., Bucharest	X	100.0	100.0	ROL	202,433,759	7,927,776
Bank Austria Creditanstalt Slovakia a.s., Bratislava	X	100.0	100.0	SKK	2,371,666	455,046
Bank Austria Handelsbank Aktiengesellschaft, Vienna	X	100.0	100.0	EUR	19,170	2,403
Bank Austria Treuhand AG, Vienna	X	75.0	75.0	EUR	781,119	31,572
Bank Austria Wohnbaubank Aktiengesellschaft, Vienna	X	90.0	90.0	EUR	13,445	1,268
Bank Przemyslowo-Handlowy S.A., Cracow		86.1		PLN	2,421,231	249,688

Name and registered office	Bank Austria[7]	Percentage interest total Sect. 16 (4), Stock Corporation Act	of which: held indirectly	Currency	Equity capital in thousands of currency units	Net income in thousands of currency units
Bank von Ernst & Cie. AG, Berne		100.0		CHF	190,024	59,134
BANKPRIVAT AG, Vienna	X	100.0	100.0	EUR	11,848	90
CA Wohnbank Aktiengesellschaft, Vienna	X	100.0	100.0	EUR	9,100	110
CA IB Investmentbank Aktiengesellschaft, Vienna	X	100.0	100.0	EUR	27,779	(7,337)
subgroup with subsidiaries:						
CA IB d.d., Zagreb	X	100.0	100.0			
CA IB Financial Advisers S.A. Bucharest, Bucharest	X	100.0	100.0			
CA IB Financial Advisers S.A., Warsaw	X	100.0	100.0			
CA IB Financial Advisors spol. s.r.o., Prague	X	100.0	100.0			
CA IB Fund Management S.A., Warsaw	X	100.0	100.0			
CA IB Infrastruktur Projektberatungs Ges.m.b.H., Vienna	X	93.0	93.0			
CA IB Investment Fund Company, Warsaw	X	100.0	100.0			
CA IB Investment Management S.A., Warsaw	X	100.0	100.0			
CA IB Romania SRL, Bucharest	X	100.0	100.0			
CA IB Securities (Ukraine) AT, Kiev	X	100.0	100.0			
CA IB Securities a.s. o.c.p., Bratislava	X	100.0	100.0			
CA IB Securities a.s., Prague	X	100.0	100.0			
CA IB Securities d.d., Ljubljana	X	100.0	100.0			
CA IB Securities Investment Fund Management Rt, Budapest	X	100.0	100.0			
CA IB Securities Rt., Budapest	X	90.8	90.8			
CA IB Securities S.A. (Bucharest), Bucharest	X	100.0	100.0			
CA IB Securities S.A., Warsaw	X	100.0	100.0			
Equinox Ventures Investment Advisory, Budapest	X	81.0	81.0			
CAPITAL INVEST die Kapitalanlagegesellschaft der Bank Austria/Creditanstalt Gruppe GmbH, Vienna	X	100.0	100.0	EUR	4,417	108
CB Bank Austria Creditanstalt (Russia) ZAO, Moscow	X	100.0	100.0	RUB	1,332,689	23,617
Creditanstalt AG, Vienna	X	100.0	100.0	EUR	2,438,582	334,696
Direkt Anlage Bank (Schweiz) AG, Bäch		100.0	100.0	CHF	18,343	6,657
FGH Bank N.V., Utrecht		99.9	99.9			
held by						
Assumij Beheer B.V., The Hague (holding)		100.0		EUR	308,810	36,286
subgroup with subsidiaries:						
FGH Hypo Garant Fonds I B.V., Utrecht		100.0	100.0			
B.V. Expl. Mij. Gem.sch. Eigendom »E.G.E. XXXII«, Amsterdam		100.0	100.0			
B.V. Mij. tot Expl. van O.G. »Lorentzplein III«, Amsterdam		100.0	100.0			
B.V. Vastgoedmij. Ilex VI, Utrecht		100.0	100.0			
B.V. Vastgoedmij. Ilex VIII, Utrecht		100.0	100.0			
B.V. Vastgoedmij. Ilex X, Utrecht		100.0	100.0			
B.V. Expl. Mij.Gem.sch. Eigendom »E.G.E. XXII«, Amsterdam		100.0	100.0			
E.F.G. 2 (Expl. Mij. Friesch-Groningsche) B.V., Amsterdam		100.0	100.0			
G.B.F. Bouw-en Exploitatiemij. B.V., Utrecht		100.0	100.0			
FGH Expertise B.V., Utrecht		100.0	100.0			
Belfries I B.V., Utrecht		100.0	100.0			
Górnoslaski Bank Gospodarczy – Spólka Akcyjna, Katowice	X	68.7	68.7	PLN	162,761	20,508
HypoVereinsbank Bank Hipoteczny S.A., Warsaw		100.0	100.0	PLN	159,685	2,317
HypoVereinsbank CZ a.s., Prague		100.0		EUR	177,801	27,839
HypoVereinsbank Hungaria Rt., Budapest		100.0		HUF	18,688,243	1,889,512

4

Name and registered office	Bank Austria[7]	Percentage interest total Sect. 16 (4), Stock Corporation Act	of which: held indirectly	Currency	Equity capital in thousands of currency units	Net income in thousands of currency units
HypoVereinsbank Ireland, Dublin		100.0		EUR	511,330	19,660
HypoVereinsbank Luxembourg S.A., Luxembourg		100.0	5.8	EUR	922,140	84,140
HypoVereinsbank Slovakia a.s., Bratislava		100.0		SKK	2,126,366	305,360
JSCB »Bank Austria Creditanstalt Ukraine«, Kiev	X	75.1	75.1	UAH	18,832	(4,783)
Pfandbrief Bank International S.A., Luxembourg		100.0	100.0	EUR	60,000	1,167
Powszechny Bank Kredytowy S.A., Warsaw	X	56.6	56.6	PLN	2,384,803	299,084
RINGTURM Kapitalanlagegesellschaft m.b.H., Vienna	X	40.0	40.0	EUR	1,395	238
SKWB Schoellerbank Aktiengesellschaft, Vienna		100.0	6.7	EUR	143,407	21,934
VISA-SERVICE Kreditkarten Aktiengesellschaft, Vienna	X	75.0	75.0	EUR	20,638	22,959
1.1.2 Other subsidiaries[4]						
Allfonds BKG Asset Management GmbH, Munich		100.0	100.0	EUR	660	[1]
BA/CA Asia Ltd., Hong Kong	X	100.0	100.0	HKD	16,960	(3,672)
subgroup with subsidiaries:						
BA/CA Capital Ltd., Hong Kong	X	100.0	100.0			
Caminvest Ltd., Central Hong Kong	X	100.0	100.0			
BA/CA Asset Finance Limited, Glasgow	X	94.4	94.4	GBP	11,374	2,597
subgroup with subsidiaries:						
BA/CA Asset Finance (1) Limited, Glasgow	X	100.0	100.0			
BA/CA Asset Finance (2) Limited, Glasgow	X	100.0	100.0			
BA/CA Asset Finance (3) Limited, Glasgow	X	100.0	100.0			
BA/CA Asset Finance (4) Limited, Glasgow	X	100.0	100.0			
BA/CA Properties Limited, Glasgow	X	100.0	100.0			
CA Motor Finance Ltd., Glasgow	X	100.0	100.0			
Caledonian Motor Finance Ltd., Glasgow	X	100.0	100.0			
Jessups OptiO Limited, Glasgow	X	100.0	100.0			
Zenith Freedom Limited, Glasgow	X	100.0	100.0			
BA/CA Capital Management Ltd., Hong Kong	X	66.7	66.7	HKD	(41,774)	(15,041)
Bank Austria Creditanstalt Leasing GmbH, Vienna	X	<100.0	<100.0	EUR	260,007	24,693
subgroup with subsidiaries:						
»Geiereckstrasse« Grundstücksverwaltungs-gesellschaft m.b.H., Vienna	X	55.0	55.0			
»Kage« Grundstücksverwaltungs-Gesellschaft m.b.H., Vienna	X	100.0	100.0			
»Mistral Real« Spol.z.o.o., Warsaw	X	100.0	100.0			
»Passat Real« SP.z.o.o., Warsaw	X	100.0	100.0			
»Taifun Real« SP.o.o., Warsaw	X	100.0	100.0			
ALINT 458 Grundstücksverwaltung Gesellschaft m.b.H. & Co. Geschäftshaus Wuppertal KG, Bad Homburg	X	99.0	99.0			
ALINT 458 Grundstückverwaltung Gesellschaft m.b.H., Bad Homburg	X	100.0	100.0			
Allegro Leasing Gesellschaft m.b.H., Vienna	X	100.0	100.0			
Allib Leasing s.r.o., Prague	X	100.0	100.0			
ALMS Leasing GmbH., Salzburg	X	95.0	95.0			
ALV Immobilien Leasing Gesellschaft m.b.H., Vienna	X	99.8	99.8			
Anatares Immobilien Leasing Gesellschaft m.b.H., Vienna	X	99.8	99.8			
Apollo Leasing Gesellschaft m.b.H., Vienna	X	100.0	100.0			
Arany Pénzügyi Lizing Rt., Budapest	X	100.0	100.0			
Arno Grundstücksverwaltungs Gesellschaft m.b.H., Vienna	X	100.0	100.0			

Name and registered office	Bank Austria[7]	Percentage interest total Sect. 16 (4), Stock Corporation Act	of which: held indirectly	Currency	Equity capital in thousands of currency units	Net income in thousands of currency units
Augarten – Hotel – Errichtungsgesellschaft m.b.H., Vienna	X	100.0	100.0			
Austria Finanza S.p.A., Treviso	X	100.0	100.0			
Austria Leasing GmbH, Vienna	X	100.0	100.0			
Austrolease S.p.A., Bolzano	X	100.0	100.0			
Autogyör Liegenschaftsnutzung Kft., Budapest	X	100.0	100.0			
BA CA Leasing (Deutschland) GmbH, Bad Homburg	X	100.0	100.0			
BA Eurolease Beteiligungsgesellschaft m.b.H., Vienna	X	100.0	100.0			
BA-CA Export Leasing GmbH, Vienna	X	100.0	100.0			
BA-CA Leasing Versicherungsservice GmbH, Vienna	X	100.0	100.0			
BA-Creditanstalt Leasing Henk s.r.l., Bucharest	X	100.0	100.0			
BA-Creditanstalt-Leasing Poland Sp. z o.o., Warsaw	X	100.0	100.0			
BACA Cheops Leasing GmbH, Vienna	X	100.0	100.0			
BA/CA-Leasing Beteiligungen GmbH (formerly CAL-Beteiligungen GmbH), Vienna	X	100.0	100.0			
BA/CA-Leasing Fahrzeug- und Mobilienleasing GmbH, Vienna	X	99.8	99.8			
BA/CA-Leasing Finanzierung GmbH, Vienna	X	100.0	100.0			
BACA Mykerinos Leasing GmbH, Vienna	X	100.0	100.0			
BAL Carina Immobilien Leasing GmbH, Vienna	X	99.8	99.8			
BAL Demeter Immobilien Leasing GmbH, Vienna	X	99.8	99.8			
BAL Helios Immobilien Leasing GmbH, Vienna	X	99.8	99.8			
BAL Hestia Immobilien Leasing GmbH, Vienna	X	99.8	99.8			
BAL Horus Immobilien Leasing GmbH, Vienna	X	99.8	99.8			
BAL Hypnos Immobilien Leasing GmbH, Vienna	X	99.8	99.8			
BAL Leto Immobilien Leasing GmbH, Vienna	X	99.8	99.8			
BAL Midas Immobilien Leasing GmbH, Vienna	X	99.8	99.8			
BAL Osiris Immobilien Leasing Gesellschaft m.b.H., Vienna	X	99.8	99.8			
BAL Pan Immobilien Leasing GmbH, Vienna	X	99.8	99.8			
BAL Selene Immobilien Leasing GmbH, Vienna	X	99.8	99.8			
BAL Sobek Immobilien Leasing GmbH, Vienna	X	99.8	99.8			
BAL Selkis Immobilien Leasing GmbH, Vienna	X	99.8	99.8			
Bank Austria Creditanstalt KFZ Leasing GmbH, Vienna	X	100.0	100.0			
Bank Austria Creditanstalt Leasing (CR) s.r.o., Prague	X	100.0	100.0			
Bank Austria Creditanstalt Leasing (SR) s.r.o., Bratislava	X	100.0	100.0			
Bank Austria Creditanstalt Leasing Bauträger GmbH, Vienna	X	100.0	100.0			
Bank Austria Creditanstalt Leasing Croatia d.o.o., Zagreb	X	100.0	100.0			
Bank Austria Creditanstalt Leasing Hungary Rt, Budapest	X	100.0	100.0			
Bank Austria Creditanstalt Leasing Kereskedelmi Kft., Budaörs	X	100.0	100.0			
Bank Austria Creditanstalt Leasing Real Estate s.r.o., Prague	X	100.0	100.0			
Bank Austria Creditanstalt Mobilien Leasing GmbH, Vienna	X	100.0	100.0			
Bank Austria Hungaria Alfa Leasing Kft., Györ	X	100.0	100.0			

Name and registered office	Bank Austria[7]	Percentage interest total Sect. 16 (4), Stock Corporation Act	of which: held indirectly	Currency	Equity capital in thousands of currency units	Net income in thousands of currency units
Bank Austria Hungaria Beta Leasing Kft., Györ	X	100.0	100.0			
Bank Austria Leasing Argo Immobilien Leasing GmbH, Vienna	X	99.8	99.8			
Bank Austria Leasing Aton Immobilien Leasing Gesellschaft m.b.H., Vienna	X	99.8	99.8			
Bank Austria Leasing Hera Immobilien Leasing GmbH, Vienna	X	99.8	99.8			
Bank Austria Leasing Ikarus Immobilien Leasing Gesellschaft m.b.H., Vienna	X	99.8	99.8			
Bank Austria Leasing Medea Immobilien Leasing GmbH, Vienna	X	99.8	99.8			
Bause Immobilien Leasing Gesellschaft m.b.H., Vienna	X	99.8	99.8			
Beteiligungsverwaltungsgesellschaft der Bank Austria Creditanstalt Leasing GmbH, Vienna	X	100.0	100.0			
Border Leasing Grundstücksverwaltungsgesell-schaft m.b.H., Vienna	X	100.0	100.0			
Bumarx – Büro- und Kraftfahrzeugs-Vermietungs-gesellschaft m.b.H., Vienna	X	100.0	100.0			
Business City Management Kft., Budapest	X	100.0	100.0			
CA-Leasing Alpha Liegenschaftsnutzung Kft., Budapest	X	100.0	100.0			
CA-Leasing Beta Liegenschaftsnutzung Kft., Budapest	X	100.0	100.0			
CA-Leasing Delta Liegenschaftsnutzung Kft., Budapest	X	100.0	100.0			
CA-Leasing Epsilon Liegenschaftsnutzung Kft., Budapest	X	100.0	100.0			
CA-Leasing Euro s.r.o., Prague	X	100.0	100.0			
CA-Leasing High Tech Management GmbH, Vienna	X	100.0	100.0			
CA-Leasing Iota Kft., Budapest	X	100.0	100.0			
CA-Leasing Lamda Kft., Budapest	X	100.0	100.0			
CA-Leasing Omega Liegenschaftsnutzung Kft., Budapest	X	100.0	100.0			
CA-Leasing Ovus s.r.o., Prague	X	100.0	100.0			
CA-Leasing Prag s.r.o., Prague	X	100.0	100.0			
CA-Leasing Senioren Park GmbH, Vienna	X	100.0	100.0			
CA-Leasing Sigma Liegenschaftsnutzung Kft., Budapest	X	100.0	100.0			
CA-Leasing Terra d.o.o., Ljubljana	X	100.0	100.0			
CA-Leasing Ypsilon Kft, Budapest	X	100.0	100.0			
CA-Leasing Zeta Liegenschaftsnutzung Kft, Budapest	X	100.0	100.0			
CAIL-Ingatlan Kft., Budapest	X	100.0	100.0			
CAL Bau Projektmanagement GmbH, Düsseldorf	X	100.0	100.0			
CAL-Papier Liegenschaftsnutzung Kft., Budapest	X	100.0	100.0			
CALG 307 Mobilien Leasing GmbH & Co KG, Vienna	X	99.8	99.8			
CALG 307 Mobilien Leasing GmbH, Vienna	X	99.8	99.8			
CALG 434 Grundstückverwaltung GmbH, Vienna	X	99.8	99.8			
CALG 443 Grundstückverwaltung GmbH, Vienna	X	100.0	100.0			
CALG 451 Grundstückverwaltung GmbH, Vienna	X	99.8	99.8			
CALG 452 Grundstückverwaltung GmbH, Vienna	X	99.8	99.8			
CALG Alpha Grundstückverwaltung GmbH, Vienna	X	99.8	99.8			

Name and registered office	Bank Austria[7]	Percentage interest total Sect. 16 (4), Stock Corporation Act	of which: held indirectly	Currency	Equity capital in thousands of currency units	Net income in thousands of currency units
CALG Anlagen Leasing GmbH & Co Grundstückvermietung und -verwaltung KG, Munich	X	99.9	99.9			
CALG Anlagen Leasing GmbH, Vienna	X	99.8	99.8			
CALG Delta Grundstückverwaltung GmbH, Vienna	X	100.0	100.0			
CALG Gamma Grundstückverwaltung GmbH, Vienna	X	100.0	100.0			
CALG Grundstückverwaltung GmbH, Vienna	X	99.8	99.8			
CALG Grundstückverwaltung Gründung 1982 GmbH, Vienna	X	99.8	99.8			
CALG Hotelgrundstückverwaltung Gründung 1986 GmbH, Vienna	X	100.0	100.0			
CALG Immobilien Leasing GmbH, Vienna	X	100.0	100.0			
CALG Minal Grundstückverwaltung GmbH, Vienna	X	99.6	99.6			
CALG Sigma Grundstückverwaltung GmbH, Vienna	X	99.8	99.8			
CALG Tertia LBL Grundstückverwaltung GmbH, Vienna	X	100.0	100.0			
Charade Leasing Gesellschaft m.b.H., Vienna	X	100.0	100.0			
Chefren Leasing GmbH, Vienna	X	100.0	100.0			
Civitas Immobilien Leasing Gesellschaft m.b.H., Vienna	X	99.8	99.8			
Communa-Leasing Grundstücksverwaltungsgesellschaft m.b.H., Vienna	X	100.0	100.0			
Contra Leasing-Gesellschaft m.b.H., Vienna	X	100.0	100.0			
Creditanstalt Leasing Real Estate Bratislava spol.s.r.o., Bratislava	X	100.0	100.0			
Creditanstalt Leasing S.A. Argentina, Buenos Aires	X	50.0	50.0			
Cukor Liegenschaftsnutzung Kft., Budapest	X	100.0	100.0			
DLV Immobilien Leasing Gesellschaft m.b.H., Vienna	X	99.8	99.8			
DUODEC Z Immobilien Leasing Gesellschaft m.b.H., Vienna	X	99.8	99.8			
Eggenberg Leasing-Gesellschaft m.b.H., Vienna	X	100.0	100.0			
Ehrenhöfler Leasing Gesellschaft m.b.H., Vienna	X	99.0	99.0			
Eurolease Amun Immobilien Leasing Gesellschaft m.b.H., Vienna	X	99.8	99.8			
Eurolease Anubis Immobilien Leasing Gesellschaft m.b.H., Vienna	X	99.8	99.8			
Eurolease Isis Immobilien Leasing Gesellschaft m.b.H., Vienna	X	99.8	99.8			
Eurolease Marduk Immobilien Leasing Gesellschaft m.b.H., Vienna	X	99.8	99.8			
Eurolease Ra Immobilien Leasing Gesellschaft m.b.H., Vienna	X	99.8	99.8			
Eurolease Ramses Immobilien Leasing Gesellschaft m.b.H., Vienna	X	100.0	100.0			
Expanda Immobilien Leasing Gesellschaft m.b.H., Vienna	X	99.8	99.8			
Feuerwehrzentrale Wels Planung- und Errichtungs-Gesellschaft m.b.H., Vienna	X	100.0	100.0			
Fides Immobilien Treuhand Gesellschaft m.b.H., Vienna	X	100.0	100.0			
Folia Leasing Gesellschaft m.b.H., Vienna	X	75.0	75.0			
Forge Grundstücksverwaltungs-Gesellschaft m.b.H., Vienna	X	100.0	100.0			
Fugato Leasing Gesellschaft m.b.H., Vienna	X	100.0	100.0			

Name and registered office	Bank Austria[7]	Percentage interest total Sect. 16 (4), Stock Corporation Act	of which: held indirectly	Currency	Equity capital in thousands of currency units	Net income in thousands of currency units
G.N.E. Global Grundstücksverwertung Gesellschaft m.b.H., Vienna	X	99.8	99.8			
Gebäudeleasing Grundstücksverwaltungsgesellschaft m.b.H., Vienna	X	100.0	100.0			
Gemeindeleasing Grundstückverwaltung Gesellschaft m.b.H., Innsbruck	X	100.0	100.0			
Gömez Leasing Gesellschaft m.b.H., Vienna	X	100.0	100.0			
Graba Grundstücksverwaltungs-Gesellschaft m.b.H., Vienna	X	100.0	100.0			
Grundstücksverwaltung Höchst Gesellschaft m.b.H., Vienna	X	100.0	100.0			
Grundstücksverwaltungsgesellschaft m.b.H. & Co. KG, Bregenz	X	100.0	100.0			
Handelszentrum Buda Kft., Budapest	X	100.0	100.0			
Haspe Leasing Gesellschaft m.b.H., Vienna	X	100.0	100.0			
Hellas Leasing- und Beteiligungs-GmbH, Bad Homburg	X	100.0	100.0			
Herku Leasing Gesellschaft m.b.H., Vienna	X	100.0	100.0			
Hochpoint Grundstücksverwaltungsgesellschaft m.b.H., Vienna	X	100.0	100.0			
Hoka Leasing-Gesellschaft m.b.H., Vienna	X	100.0	100.0			
Honeu Leasing Gesellschaft m.b.H., Vienna	X	75.0	75.0			
Hunor-Mithra Liegenschaftsnutzung Kft., Budapest	X	100.0	100.0			
Immo Nova Leasing Gesellschaft m.b.H., Vienna	X	100.0	100.0			
Immobilienleasing Grundstücksverwaltungs-Gesellschaft m.b.H., Vienna	X	100.0	100.0			
Inprox Chomutov, s.r.o., Prague	X	100.0	100.0			
Inprox Karlovy Vary s.r.o., Prague	X	100.0	100.0			
Intro Leasing Gesellschaft m.b.H., Vienna	X	100.0	100.0			
IPO-Leasing Polska Sp.z.o.o., Warsaw	X	100.0	100.0			
Jausern – Leasing Gesellschaft m.b.H., Vienna	X	100.0	100.0			
KADMOS Immobilien Leasing GmbH, Vienna	X	100.0	100.0			
Kutra Grundstücksverwaltungs-Gesellschaft m.b.H., Vienna	X	100.0	100.0			
Lagermax Leasing GmbH, Salzburg	X	99.8	99.8			
Lagev Immobilien Leasing Gesellschaft m.b.H., Vienna	X	99.8	99.8			
Laguna Leasing Gesellschaft m.b.H., Vienna	X	100.0	100.0			
Largo Leasing Gesellschaft m.b.H., Vienna	X	100.0	100.0			
Leasing OnLine GmbH & Co.KG, Vienna	X	100.0	100.0			
Leasing OnLine GmbH, Vienna	X	100.0	100.0			
Legato Leasing Gesellschaft m.b.H., Vienna	X	100.0	100.0			
Lelev Immobilien Leasing Gesellschaft m.b.H., Vienna	X	99.8	99.8			
Ligo Grundstücksverwaltungs Gesellschaft m.b.H., Vienna	X	100.0	100.0			
Lipark Leasing Gesellschaft m.b.H., Vienna	X	100.0	100.0			
Liva Immobilien Leasing Gesellschaft m.b.H., Vienna	X	99.8	99.8			
M.A.V. 11, 3. Anlagen Vermietung Gesellschaft m.b.H. & Co. OHG, Vienna	X	100.0	100.0			
M.A.V.7., Bank Austria Leasing Bauträger GmbH & Co. OHG, Vienna	X	98.0	98.0			

Name and registered office	Bank Austria[7]	Percentage interest total Sect. 16 (4), Stock Corporation Act	of which: held indirectly	Currency	Equity capital in thousands of currency units	Net income in thousands of currency units
Martianez Comercial S.A., Puerto de la Cruz	X	100.0	100.0			
MBC Immobilien Leasing Gesellschaft m.b.H., Vienna	X	99.8	99.8			
Menuett Grundstücksverwaltungs-Gesellschaft m.b.H., Vienna	X	100.0	100.0			
MIK Ingatlankezelö Kft., Budapest	X	100.0	100.0			
Mögra Leasing Gesellschaft m.b.H., Vienna	X	100.0	100.0			
Musikschule und Veranstaltungszentrum Laakirchen Gesellschaft m.b.H., Vienna	X	100.0	100.0			
Nage Lokalvermietungsgesellschaft m.b.H., Vienna	X	99.8	99.8			
Nata Immobilien-Leasing Gesellschaft m.b.H., Vienna	X	57.5	57.5			
Neo-Pallas Leasing Gesellschaft m.b.H., Vienna	X	100.0	100.0			
NÖ. Hypo Leasing Astricta Grundstückvermietungs Gesellschaft m.b.H., Vienna	X	95.0	95.0			
OCDEC Z Immobilien Leasing Gesellschaft m.b.H., Vienna	X	99.8	99.8			
Oct Z Immobilien Leasing Gesellschaft m.b.H., Vienna	X	99.8	99.8			
ÖGV Leasing-Gesellschaft m.b.H., Vienna	X	100.0	100.0			
OLG – Mobilien- und Anlagenleasing Gesellschaft m.b.H., Vienna	X	100.0	100.0			
OLG 92 – Mobilien- und Anlagenleasing GmbH, Vienna	X	100.0	100.0			
OLG Handels- und Beteiligungsverwaltungs-gesellschaft m.b.H., Vienna	X	100.0	100.0			
Panenska Invest Spol.s.r.o., Bratislava	X	100.0	100.0			
Parzhof – Errichtungs- und Verwertungs-gesellschaft m.b.H., Vienna	X	100.0	100.0			
PELOPS Leasing Gesellschaft m.b.H., Vienna	X	100.0	100.0			
Pest-Center Liegenschaftsnutzung Kft., Budapest	X	100.0	100.0			
Piana Leasing Gesellschaft m.b.H., Vienna	X	100.0	100.0			
PIO Liegenschaftsverwertung GmbH, Vienna	X	100.0	100.0			
Posato Leasing Gesellschaft m.b.H., Vienna	X	100.0	100.0			
Prelude Grundstücksverwaltungs-Gesellschaft m.b.H., Vienna	X	100.0	100.0			
Prim Z Immobilien Leasing Gesellschaft m.b.H., Vienna	X	99.8	99.8			
Projekt-Lease Grundstücksverwaltungs-Gesellschaft m.b.H., Vienna	X	100.0	100.0			
QLZ Leasing Ges.m.b.H., Vienna	X	100.0	100.0			
QUADEC Z Immobilien Leasing Gesellschaft m.b.H., Vienna	X	99.8	99.8			
Quart Z Immobilien Leasing Gesellschaft m.b.H., Vienna	X	99.8	99.8			
QUINDEC Z Immobilien Leasing Gesellschaft m.b.H., Vienna	X	99.8	99.8			
Quint Z Immobilien Leasing Gesellschaft m.b.H., Vienna	X	99.8	99.8			
Real-Lease Grundstücksverwaltungs-Gesellschaft m.b.H., Vienna	X	100.0	100.0			
Real-Rent Leasing Gesellschaft m.b.H., Vienna	X	99.8	99.8			

Name and registered office	Bank Austria[7]	Percentage interest total Sect. 16 (4), Stock Corporation Act	of which: held indirectly	Currency	Equity capital in thousands of currency units	Net income in thousands of currency units
Regev Realitätenverwertungsgesellschaft m.b.H., Vienna	X	100.0	100.0			
Repol Estate 2 B.V., Amsterdam	X	100.0	100.0			
Repol Estate 3 B.V., Amsterdam	X	100.0	100.0			
Rondo Grundstücksverwaltungs-Gesellschaft m.b.H., Vienna	X	75.0	75.0			
RSB Anlagenvermietung Gesellschaft m.b.H., Vienna	X	100.0	100.0			
RWF Real-Wert Grundstücksvermietungsgesellschaft m.b.H. & Co. Objekt Wien-Hietzing Kommanditgesellschaft, Vienna	X	100.0	100.0			
Savka Leasing Gesellschaft m.b.H., Vienna	X	100.0	100.0			
Seca-Leasing Gesellschaft m.b.H., Vienna	X	100.0	100.0			
Second Z Immobilien Leasing Gesellschaft m.b.H., Vienna	X	99.8	99.8			
Sedec Z Immobilien Leasing Gesellschaft m.b.H., Vienna	X	99.8	99.8			
Sext Z Immobilien Leasing Gesellschaft m.b.H., Vienna	X	99.8	99.8			
Shopping Center Bratislava spol.s.r.o., Bratislava	X	100.0	100.0			
Shopping Center Györ Errichtungs- und Betriebsgesellschaft mbH, Budapest	X	100.0	100.0			
SHS Grundstücksverwaltungs-Gesellschaft m.b.H., Vienna	X	100.0	100.0			
Sinfonia Leasing GmbH, Vienna	X	100.0	100.0			
Sonata Leasing-Gesellschaft m.b.H., Vienna	X	100.0	100.0			
Spectrum Grundstücksverwaltungs-Gesellschaft m.b.H., Vienna	X	100.0	100.0			
Stewe Grundstücksverwaltungs-Gesellschaft m.b.H., Vienna	X	100.0	100.0			
Terz Z Immobilien Leasing Gesellschaft m.b.H., Vienna	X	99.8	99.8			
Tredec Z Immobilien Leasing Gesellschaft m.b.H., Vienna	X	99.8	99.8			
Tullner Betriebsansiedlungsgesellschaft m.b.H., Vienna	X	99.8	99.8			
TURUL Liegenschaftsnutzung Kft., Mosunmagyarovar	X	90.0	90.0			
Ufficium Immobilien Leasing Gesellschaft m.b.H., Vienna	X	100.0	100.0			
Unicom Immobilien Leasing Gesellschaft m.b.H., Vienna	X	99.8	99.8			
Vape Communa Leasinggesellschaft m.b.H., Vienna	X	100.0	100.0			
Vivace Leasing Gesellschaft m.b.H., Vienna	X	100.0	100.0			
Vora Leasing-Gesellschaft m.b.H., Vienna	X	100.0	100.0			
WÖM Grundstücksverwaltungs-Gesellschaft m.b.H., Vienna	X	100.0	100.0			
Wüba Grundstücksverwaltungsgesellschaft m.b.H., Vienna	X	99.8	99.8			
Z Leasing Alfa Immobilien Leasing Gesellschaft m.b.H., Vienna	X	99.8	99.8			

Name and registered office	Bank Austria[7]	Percentage interest total Sect. 16 (4), Stock Corporation Act	of which: held indirectly	Currency	Equity capital in thousands of currency units	Net income in thousands of currency units
Z Leasing Arktur Immobilien Leasing Gesellschaft m.b.H., Vienna	X	99.8	99.8			
Z Leasing Auriga Immobilien Leasing Gesellschaft m.b.H., Vienna	X	99.8	99.8			
Z Leasing Beta Immobilien Leasing Gesellschaft m.b.H., Vienna	X	99.8	99.8			
Z Leasing Corvus Immobilien Leasing Gesellschaft m.b.H., Vienna	X	99.8	99.8			
Z Leasing Deimos Immobilien Leasing Gesellschaft m.b.H., Vienna	X	99.8	99.8			
Z Leasing Delta Immobilien Leasing Gesellschaft m.b.H., Vienna	X	99.8	99.8			
Z Leasing Dorado Immobilien Leasing Gesellschaft m.b.H., Vienna	X	99.8	99.8			
Z Leasing Draco Immobilien Leasing Gesellschaft m.b.H., Vienna	X	99.8	99.8			
Z Leasing Gama Immobilien Leasing Gesellschaft m.b.H., Vienna	X	99.8	99.8			
Z Leasing GEMINI Immobilien Leasing Gesellschaft m.b.H., Vienna	X	99.8	99.8			
Z Leasing HEBE Immobilien Leasing Gesellschaft m.b.H., Vienna	X	99.8	99.8			
Z Leasing HERCULES Immobilien Leasing Gesellschaft m.b.H., Vienna	X	99.8	99.8			
Z Leasing HYDRA Immobilien Leasing Gesellschaft m.b.H., Vienna	X	99.8	99.8			
Z Leasing IPSILON Immobilien Leasing Gesellschaft m.b.H., Vienna	X	99.8	99.8			
Z Leasing ITA Immobilien Leasing Gesellschaft m.b.H., Vienna	X	99.8	99.8			
Z Leasing JANUS Immobilien Leasing Gesellschaft m.b.H., Vienna	X	99.8	99.8			
Z Leasing JOTA Immobilien Leasing Gesellschaft m.b.H., Vienna	X	99.8	99.8			
Z Leasing KALLISTO Immobilien Leasing Gesellschaft m.b.H., Vienna	X	99.8	99.8			
Z Leasing KAPA Immobilien Leasing Gesellschaft m.b.H., Vienna	X	99.8	99.8			
Z Leasing KSI Immobilien Leasing Gesellschaft m.b.H., Vienna	X	99.8	99.8			
Z Leasing LAMDA Immobilien Leasing Gesellschaft m.b.H., Vienna	X	99.8	99.8			
Z Leasing LUNA Immobilien Leasing Gesellschaft m.b.H., Vienna	X	99.8	99.8			
Z Leasing LYRA Immobilien Leasing Gesellschaft m.b.H., Vienna	X	99.8	99.8			
Z Leasing MARS Immobilien Leasing Gesellschaft m.b.H., Vienna	X	99.8	99.8			
Z Leasing NEREIDE Immobilien Leasing Gesellschaft m.b.H., Vienna	X	99.8	99.8			
Z Leasing OMEGA Immobilien Leasing Gesellschaft m.b.H., Vienna	X	99.8	99.8			
Z Leasing PAVO Immobilien Leasing Gesellschaft m.b.H., Vienna	X	99.8	99.8			

Name and registered office	Bank Austria[7]	Percentage interest total Sect. 16 (4), Stock Corporation Act	of which: held indirectly	Currency	Equity capital in thousands of currency units	Net income in thousands of currency units
Z Leasing PERSEUS Immobilien Leasing Gesellschaft m.b.H., Vienna	X	99.8	99.8			
Z Leasing PI Immobilien Leasing Gesellschaft m.b.H., Vienna	X	99.8	99.8			
Z Leasing POLARIS Immobilien Leasing Gesellschaft m.b.H., Vienna	X	99.8	99.8			
Z Leasing POLLUX Immobilien Leasing Gesellschaft m.b.H., Vienna	X	100.0	100.0			
Z Leasing RIGEL Immobilien Leasing Gesellschaft m.b.H., Vienna	X	100.0	100.0			
Z Leasing SCORPIUS Immobilien Leasing Gesellschaft m.b.H., Vienna	X	99.8	99.8			
Z Leasing SIRIUS Immobilien Leasing Gesellschaft m.b.H., Vienna	X	100.0	100.0			
Z Leasing TAF Immobilien Leasing Gesellschaft m.b.H., Vienna	X	99.8	99.8			
Z Leasing TAURUS Immobilien Leasing Gesellschaft m.b.H., Vienna	X	99.8	99.8			
Z Leasing VELA Immobilien Leasing Gesellschaft m.b.H., Vienna	X	99.8	99.8			
Z Leasing VENUS Immobilien Leasing Gesellschaft m.b.H., Vienna	X	99.8	99.8			
Z Leasing VOLANS Immobilien Leasing Gesellschaft m.b.H., Vienna	X	99.8	99.8			
Zega Leasing-Gesellschaft m.b.H., Vienna	X	100.0	100.0			
Bayerische Immobilien-Leasing GmbH, Munich and		100.0	5.0			
Bayerische Immobilien-Leasing GmbH & Co. Verwaltungs-KG, Munich		100.0	5.0	EUR	12,012	(801)
subgroup with subsidiaries:						
ASX Beteiligungs-GmbH & Co Fako KG, Munich		100.0	100.0			
ASX Beteiligungs-GmbH, Munich		100.0	100.0			
BIL Aircraftleasing GmbH & Co Orion KG, Munich		100.0	100.0			
BIL Aircraftleasing GmbH, Munich		100.0	100.0			
BIL Amata s.r.o., Prague		100.0	100.0			
BIL Baumanagement GmbH, Munich		100.0	100.0			
BIL Beteiligungs-GmbH, Munich		100.0	100.0			
BIL Beteiligungstreuhand GmbH, Munich		100.0	100.0			
BIL Bürogebäude-Verwaltungs-GmbH & Co Grundstücks-KG, Munich		100.0	100.0			
BIL Bürogebäude-Verwaltungs-GmbH & Co Leasing KG, Munich		100.0	100.0			
BIL Bürogebäude-Verwaltungs-GmbH & Co Vermietungs-KG, Munich		100.0	100.0			
BIL Fernwärmenetzleasing GmbH, Munich		100.0	100.0			
BIL Gasnetzleasing GmbH, Munich		100.0	100.0			
BIL Grundbesitzverwaltungs-GmbH & Co Lagergebäude KG, Munich		100.0	100.0			
BIL Grundstücksverwaltungs und Speditions Häring GmbH & Co KG, Munich		94.0	94.0			
BIL Grundstücksverwaltungs-GmbH & Co Autobahn-Raststätten Vermietungs-KG, Munich		5.0	5.0			
BIL Grundstücksverwaltungs-GmbH & Co Bürogebäude KG, Munich		100.0	100.0			

Name and registered office	Bank Austria[7]	Percentage interest total Sect. 16 (4), Stock Corporation Act	of which: held indirectly	Currency	Equity capital in thousands of currency units	Net income in thousands of currency units
BIL Grundstücksverwaltungs-GmbH & Co Juventas KG, Munich		5.0	5.0			
BIL Grundstücksverwaltungs-GmbH & Co Lunar KG, Munich		5.0	5.0			
BIL Grundstücksverwaltungs-GmbH & Co Nuria KG, Munich		5.0	5.0			
BIL Grundstücksverwaltungs-GmbH & Co Objekt Großschirma KG, Munich		94.0	94.0			
BIL Grundstücksverwaltungs-GmbH & Co Objekt Hattingen KG, Munich		5.0	5.0			
BIL Grundstücksverwaltungs-GmbH & Co Objekt Meerbusch KG, Munich		5.0	5.0			
BIL Grundstücksverwaltungs-GmbH & Co Rodena KG, Munich		90.0	90.0			
BIL Grundstücksverwaltungs-GmbH & Co Warenhaus KG, Munich		100.0	100.0			
BIL Grundstücksverwaltungs-GmbH & Co Xystos KG, Munich		5.0	5.0			
BIL Grundstücksverwaltungs-GmbH, Munich		100.0	100.0			
BIL Immobilien Fonds GmbH & Co Objekt Perlach KG, Munich		99.7	99.7			
BIL Immobilien Fonds GmbH, Munich		100.0	100.0			
BIL Immobilien GmbH & Co »Am Steinacker« KG, Munich		100.0	100.0			
BIL Immobilien GmbH & Co Bagrun KG, Munich		100.0	100.0			
BIL Immobilien GmbH & Co Kellerei »Am Schatzbogen« KG, Munich		100.0	100.0			
BIL Immobilien GmbH & Co Lagerhallen-vermietungs-KG, Munich		100.0	100.0			
BIL Immobilien GmbH & Co Speditionslager-halle KG, Munich		100.0	100.0			
BIL Immobilien GmbH & Co Uni-Druck KG, Munich		100.0	100.0			
BIL Immobilien GmbH & Co Vermietungs-KG, Munich		100.0	100.0			
BIL Immobilien GmbH & Co Vertriebslager KG, Munich		100.0	100.0			
BIL Immobilien GmbH & Co Weberei-Lagerhaus KG, Munich		100.0	100.0			
BIL Immobilien- und Anlagenleasing Grünwald GmbH, Grünwald		100.0	100.0			
BIL Industriemetalle GmbH, Munich		100.0	100.0			
BIL Internationale Leasing GmbH & Co POLSKA I KG, Munich		100.0	100.0			
BIL Internationale Leasing GmbH & Co POLSKA II KG, Munich		100.0	100.0			
BIL Internationale Leasing GmbH & Co POLSKA III KG, Munich		100.0	100.0			
BIL Internationale Leasing GmbH & Co POLSKA VI KG, Munich		100.0	100.0			
BIL Internationale Leasing GmbH, Munich		100.0	100.0			
BIL Kapitalvermittlungs-GmbH, Munich		100.0	100.0			
BIL Leasing GmbH & Co 725 KG, Munich		100.0	100.0			

Name and registered office	Bank Austria[7]	Percentage interest total Sect. 16 (4), Stock Corporation Act	of which: held indirectly	Currency	Equity capital in thousands of currency units	Net income in thousands of currency units
BIL Leasing GmbH & Co 732 KG, Munich	100.0	100.0				
BIL Leasing GmbH & Co 736 KG, Munich	100.0	100.0				
BIL Leasing GmbH & Co 743 KG, Munich	100.0	100.0				
BIL Leasing GmbH & Co 744 KG, Munich	100.0	100.0				
BIL Leasing GmbH & Co 745 KG, Munich	100.0	100.0				
BIL Leasing GmbH & Co 746 KG, Munich	100.0	100.0				
BIL Leasing GmbH & Co 747 KG, Munich	100.0	100.0				
BIL Leasing GmbH & Co 748 KG, Munich	100.0	100.0				
BIL Leasing GmbH & Co 749 KG, Munich	100.0	100.0				
BIL Leasing GmbH & Co 750 KG, Munich	100.0	100.0				
BIL Leasing GmbH & Co 751 KG, Munich	100.0	100.0				
BIL Leasing GmbH & Co 752 KG, Munich	100.0	100.0				
BIL Leasing GmbH & Co 753 KG, Munich	100.0	100.0				
BIL Leasing GmbH & Co 754 KG, Munich	100.0	100.0				
BIL Leasing GmbH & Co 755 KG, Munich	100.0	100.0				
BIL Leasing GmbH & Co Abdera KG, Munich	100.0	100.0				
BIL Leasing GmbH & Co Arato KG, Munich	100.0	100.0				
BIL Leasing GmbH & Co Argon KG, Munich	100.0	100.0				
BIL Leasing GmbH & Co Astari KG, Munich	100.0	100.0				
BIL Leasing GmbH & Co Balbex KG, Munich	100.0	100.0				
BIL Leasing GmbH & Co Balios KG, Munich	100.0	100.0				
BIL Leasing GmbH & Co Betriebsgebäude KG, Munich	100.0	100.0				
BIL Leasing GmbH & Co Caldera KG, Munich	100.0	100.0				
BIL Leasing GmbH & Co Cantaro KG, Munich	100.0	100.0				
BIL Leasing GmbH & Co Cardea KG, Munich	100.0	100.0				
BIL Leasing GmbH & Co Daulos KG, Munich	100.0	100.0				
BIL Leasing GmbH & Co Donar KG, Munich	100.0	100.0				
BIL Leasing GmbH & Co Entro KG, Munich	100.0	100.0				
BIL Leasing GmbH & Co Eosar KG, Munich	100.0	100.0				
BIL Leasing GmbH & Co Galia KG, Munich	100.0	100.0				
BIL Leasing GmbH & Co Gewerbegebäude KG, Munich	100.0	100.0				
BIL Leasing GmbH & Co Gigos KG, Munich	100.0	100.0				
BIL Leasing GmbH & Co Helion KG, Munich	100.0	100.0				
BIL Leasing GmbH & Co Hestia KG, Munich	100.0	100.0				
BIL Leasing GmbH & Co Hildex KG, Munich	100.0	100.0				
BIL Leasing GmbH & Co Industriegebäude KG, Munich	100.0	100.0				
BIL Leasing GmbH & Co Industriehallen KG, Chemnitz	100.0	100.0				
BIL Leasing GmbH & Co Istar KG, Munich	100.0	100.0				
BIL Leasing GmbH & Co Ito KG, Munich	100.0	100.0				
BIL Leasing GmbH & Co Itys KG, Munich	100.0	100.0				
BIL Leasing GmbH & Co Jason KG, Munich	100.0	100.0				
BIL Leasing GmbH & Co Kaufhaus KG, Munich	100.0	100.0				
BIL Leasing GmbH & Co Kebia KG, Munich	5.0	5.0				
BIL Leasing GmbH & Co Kinocenter KG, Munich	100.0	100.0				
BIL Leasing GmbH & Co Mantis KG, Munich	100.0	100.0				
BIL Leasing GmbH & Co Mobilien-Vermietung I KG, Munich	100.0	100.0				
BIL Leasing GmbH & Co Multum KG, Munich	100.0	100.0				
BIL Leasing GmbH & Co Oxar KG, Munich	100.0	100.0				
BIL Leasing GmbH & Co Parison KG, Munich	100.0	100.0				

Name and registered office	Bank Austria[7]	Percentage interest total Sect. 16 (4), Stock Corporation Act	of which: held indirectly	Currency	Equity capital in thousands of currency units	Net income in thousands of currency units
BIL Leasing GmbH & Co Quarta KG, Munich		100.0	100.0			
BIL Leasing GmbH & Co Radex KG, Munich		100.0	100.0			
BIL Leasing GmbH & Co Sarastro KG, Munich		81.0	81.0			
BIL Leasing GmbH & Co Tacos KG, Munich		100.0	100.0			
BIL Leasing GmbH & Co Textilhaus KG, Munich		100.0	100.0			
BIL Leasing GmbH & Co Undar KG, Munich		100.0	100.0			
BIL Leasing GmbH & Co Verwaltungsbauten KG, Munich		100.0	100.0			
BIL Leasing GmbH & Co Verwaltungs-KG, Munich		100.0	100.0			
BIL Leasing GmbH & Co Wanto KG, Munich		100.0	100.0			
BIL Leasing GmbH & Co Xanthos KG, Munich		100.0	100.0			
BIL Leasing GmbH & Co Xenor KG, Munich		100.0	100.0			
BIL Leasing GmbH & Co Zamia KG, Munich		100.0	100.0			
BIL Leasing GmbH & Co Zelos KG, Munich		100.0	100.0			
BIL Leasing GmbH, Munich		100.0	100.0			
BIL Leasing Kaufhaus GmbH, Grünwald		100.0	100.0			
BIL Leasing Management CR s. r. o., Prague		100.0	100.0			
BIL Leasing Management Polska Sp. Zo.o., Warsaw		100.0	100.0			
BIL Leasing Polska Objekt 10 Sp. Zo.o., Warsaw		100.0	100.0			
BIL Leasing Polska Objekt 12 Sp. Zo.o., Warsaw		100.0	100.0			
BIL Leasing Polska Objekt 13 Sp. Zo.o., Warsaw		100.0	100.0			
BIL Leasing Polska Objekt 14 Sp. Zo.o., Warsaw		100.0	100.0			
BIL Leasing Polska Objekt 15 Sp. Zo.o., Warsaw		100.0	100.0			
BIL Leasing Vermietungs-GmbH, Grünwald		100.0	100.0			
BIL Leasing Verwaltungs-GmbH & Co 868 KG, Grünwald		100.0	100.0			
BIL Leasing Verwaltungs-GmbH & Co 872 KG, Grünwald		100.0	100.0			
BIL Leasing Verwaltungs-GmbH & Co 874 KG, Grünwald		100.0	100.0			
BIL Leasing Verwaltungs-GmbH & Co 880 KG, Grünwald		100.0	100.0			
BIL Leasing Verwaltungs-GmbH & Co 882 KG, Grünwald		100.0	100.0			
BIL Leasing Verwaltungs-GmbH, Grünwald		100.0	100.0			
BIL Leasing-Fonds Verwaltungs-GmbH, Munich		100.0	100.0			
BIL Luftfahrtleasing GmbH, Munich		100.0	100.0			
BIL Luftfahrtleasing GmbH & Co Flugzeug Amsterdam Zweite KG, Munich		100.0	100.0			
BIL Objektverwaltungs-GmbH & Co 735 KG, Munich		6.0	6.0			
BIL Objektverwaltungs-GmbH & Co 738 KG, Munich		6.0	6.0			
BIL Objektverwaltungs-GmbH & Co 739 KG, Munich		6.0	6.0			
BIL Objektverwaltungs-GmbH & Co Gesellschaft 722 KG, Munich		100.0	100.0			
BIL Objektverwaltungs-GmbH & Co Kendo KG, Munich		6.0	6.0			
BIL Objektverwaltungs-GmbH & Co Tago KG, Munich		6.0	6.0			

Name and registered office	Bank Austria[7]	Percentage interest total Sect. 16 (4), Stock Corporation Act	of which: held indirectly	Currency	Equity capital in thousands of currency units	Net income in thousands of currency units
BIL Objektverwaltungs-GmbH & Co Zenon KG, Munich		6.0	6.0			
BIL Objektverwaltungs-GmbH, Munich		100.0	100.0			
BIL Produktionshalle GmbH, Munich		100.0	100.0			
BIL V & V Vermietungs GmbH i.G., Munich		100.0	100.0			
BIL Verwaltungs-GmbH, Munich		100.0	100.0			
BIL Werksgebäude GmbH, Munich		100.0	100.0			
CA Betriebsobjekte AG, Vienna	X	100.0	100.0	EUR	122,549	165,172
CA IB (U.S.A.), Inc., Greenwich	X	100.0	100.0	USD	3,970	144
CABET-Holding-Aktiengesellschaft, Vienna	X	100.0	100.0	EUR	54,369	5,858
CAHK (MGB-1) Limited, Tortola	X	100.0	100.0			
Caibon.com Internet Services AG, Vienna	X	100.0	100.0	EUR	7,020	(5,226)
FMIS Financial Markets Information Services GmbH, Unterföhring		100.0				
H.F.S. Hypo-Fondsbeteiligungen für Sachwerte GmbH, Munich		100.0		EUR	6,273	1,704
Hanseatische Leasing GmbH, Hamburg		100.0	100.0	EUR	11,261	2,867
Holding-Salweba A.G., Zollikon		100.0				
HVB America Inc., New York		100.0		USD	22,474	14,634
subgroup with subsidiaries:						
HVB Realty Capital Inc., New York		100.0	100.0			
HVB Risk Management Products Inc., New York		100.0	100.0			
HVB Structured Finance Inc., New York		100.0	100.0			
HVB Asset Management GmbH, Munich		100.0		EUR	84,446	[2,2]
HVB Capital Corp., New York		100.0		USD	21,118	1,666
subgroup with subsidiaries:						
AE Capital Inc., New York		100.0	100.0			
HVB Capital Management, Inc., New York		100.0	100.0			
HVB Capital Markets Inc., New York		100.0	100.0			
HVB Capital LLC II, Wilmington		100.0				
HVB Capital LLC III, Wilmington		100.0				
HVB Capital LLC IV, Wilmington		100.0				
HVB Capital LLC, Wilmington		100.0				
HVB Informations-Verarbeitungs-GmbH, Munich		100.0				
HVB Private Clients GmbH, Munich		100.0		EUR	14,171	[2,4]
HVB Real Estate Capital Ltd., London		100.0	>0.0	GBP	10,698	12,438
subgroup with subsidiaries:						
Broadway Centre Ltd., London		100.0	100.0			
Hypo Property Advisory Limited, London		100.0	100.0			
Hypo Property Investment (1992) Limited, London		100.0	100.0			
Hypo Property Investment Limited, London		100.0	100.0			
Hypo Property Participation Limited, London		100.0	100.0			
Hypo Property Services Ltd., London		100.0	100.0			
Hypo Property Trading Ltd., London		100.0	100.0			
Zamara Investments Limited, Gibraltar		100.0	100.0			
Hypo (UK) Holdings Limited, London		100.0	>0.0	GBP	170,327	6,822
with subsidiary:						
Hypo Foreign & Colonial Management (Holdings) Limited, London		90.0	65.0	GBP	29,237	(24,401)
subgroup with subsidiaries:						
CereBys Limited, London		56.0	56.0			
ESN PMG (Services) Limited, London		100.0	100.0			
ESN Property Investment (Services) Limited, London		100.0	100.0			

Name and registered office	Bank Austria[7]	Percentage interest total Sect. 16 (4), Stock Corporation Act	of which: held indirectly	Currency	Equity capital in thousands of currency units	Net income in thousands of currency units
ESN Securities Investments Limited, London		100.0	100.0			
F&C CI Limited, London		100.0	100.0			
F&C Delian Lloyds Nominees Limited, London		100.0	100.0			
F&C Fixed Interest Management Limited, London		100.0	100.0			
F&C Holdings Limited, London		100.0	100.0			
F&C Institutional Management Limited, London		100.0	100.0			
F&C Nominees Limited, London		100.0	100.0			
F&C Property Investment Management Limited, London		100.0	100.0			
F&C Ventures Limited, London		100.0	100.0			
F&C Ventures Partnership Limited, London		100.0	100.0			
FCEM Holdings (UK) Limited, London		100.0	100.0			
Foreign & Colonial Emerging Markets (Holdings) Limited, Cayman Islands		100.0	100.0			
Foreign & Colonial Emerging Markets (India) Limited, Mauritius		100.0	100.0			
Foreign & Colonial Emerging Markets Limited, London		100.0	100.0			
Foreign & Colonial Investment Management Limited, London		100.0	100.0			
Foreign & Colonial Luxembourg S.A., Luxembourg		100.0	100.0			
Foreign & Colonial Management (Jersey) Limited, Jersey		100.0	100.0			
Foreign & Colonial Management Limited, London		100.0	100.0			
Foreign & Colonial Overseas Limited, London		100.0	100.0			
Foreign & Colonial Private Equity Nominee Limited, London		100.0	100.0			
Foreign & Colonial Progressive High Income Nominees Limited, London		100.0	100.0			
Foreign & Colonial Retail Limited, London		100.0	100.0			
Foreign & Colonial Unit Management Limited, London		100.0	100.0			
Foreign & Colonial Ventures (Jersey) Limited, London		100.0	100.0			
Foreign & Colonial Ventures Advisors Limited, London		100.0	100.0			
Foreign & Colonial Ventures General Partner II Limited, London		100.0	100.0			
Foreign & Colonial Ventures General Partner III Limited, London		100.0	100.0			
Foreign & Colonial Ventures General Partner IV Ltd. London		100.0	100.0			
Foreign & Colonial Ventures General Partner Limited, London		100.0	100.0			
Foreign & Colonial Ventures General Partner V Limited., London		100.0	100.0			
Foreign & Colonial Ventures Trustees Limited, London		100.0	100.0			
Primrose Street Holdings Limited, London		100.0	100.0			
Hypo-Bank Verwaltungszentrum GmbH & Co. KG Objekt Arabellastraße, Munich		100.0				
Hypo-Bank Verwaltungszentrum GmbH & Co. KG Munich[3]		100.0		EUR	151,463	3,479
HypoVereinsFinance N.V., Amsterdam		100.0		EUR	1,850	828

Name and registered office	Bank Austria[7]	Percentage interest total Sect. 16 (4), Stock Corporation Act	of which: held indirectly	Currency	Equity capital in thousands of currency units	Net income in thousands of currency units
Konzern Service und Beratung GmbH, Vienna	X	100.0	100.0	EUR	1,877	1,372
Lassallestraße Bau-, Planungs-, Errichtungs- und Verwertungsgesellschaft m.b.H., Vienna	X	100.0	100.0	EUR	3,812	3,138
MEH Vermögensverwaltungs GmbH, Vienna	X	100.0	100.0	EUR	32,272	(1,261)
PBI-Beteiligungs-GmbH, Munich		100.0	83.4	EUR	51,000	13
PlanetHome AG, Munich		90.8		EUR	21,387	(8,613)
Salvatorplatz-Grundstücksgesellschaft mbH & Co. OHG Verwaltungszentrum, Munich[3, 6]		100.0	2.2	EUR	2,300	1
Self Trade SA, Paris		57.2	57.2	EUR	126,693	(45,989)
subgroup with subsidiaries:						
Self Trade Nominees Ltd., London		100.0	100.0			
Self Trade Operation Ltd., London		100.0	100.0			
Self Trade Services Ltd., London		100.0	100.0			
Self Trade Vie SA, Paris		100.0	100.0			
Tivoli Grundstücks-Aktiengesellschaft, Munich		99.7		EUR	15,316	7,800
Vereins- und Westbank Beteiligungsgesellschaft S.A., Luxembourg		100.0	100.0	EUR	53,103	3,832
VI-Industrie-Beteiligungsgesellschaft mbH, Munich		>50.0		EUR	716,229	23,743
WAVE Solutions Information Technology GmbH, Vienna	X	100.0	100.0			
WestHyp Immobilien Management GmbH & Co. KG, Dortmund		100.0	100.0			
Z.E.H. Vermögensverwaltungs GmbH, Vienna	X	100.0	100.0	EUR	32,273	(1,259)
1.2 Non-consolidated subsidiaries[4]						
»Powszechne Towarzystwo Emerytalne PBK« S.A., Warsaw	X	60.0	60.0			
»Alte Schmelze« Projektentwicklungsgesellschaft mbH, Dresden		100.0				
»Alwa« Güter- und Vermögensverwaltungs-Aktiengesellschaft, Vienna	X	62.0	62.0			
»Diners Club Austria Aktiengesellschaft«, Vienna	X	99.8	99.8	EUR	4,588	844
»Gesfö« Gemeinnützige Bau- und Siedlungsgesellschaft m.b.H., Vienna	X	25.0	25.0			
»I.T.S. – International Trend Sports«, Sport- & Veranstaltungsmarketing G.m.b.H., Linz	X	60.0	60.0			
A/S Vereinsbank Riga, Riga		75.0	75.0	LVL	13,501	1,201
AB Immobilienverwaltungs-GmbH, Munich		100.0	100.0			
ABG Anlagenverwertungs- und Beteiligungs-Gesellschaft m.b.H. & Co. KG, Vienna	X	100.0	100.0			
Acis Immobilien- und Projektentwicklungs GmbH, Munich		100.0	100.0			
AdFinCon – Advanced Financial IT Consulting GmbH, Hamburg		100.0	100.0			
AE Liegenschaftsverwertung GmbH, Vösendorf	X	100.0	100.0			
AGROB Aktiengesellschaft & Co. Grundbesitz OHG, Munich[6]		100.0	50.0	DEM	24,875	(75)
AGROB AKTIENGESELLSCHAFT, Munich		52.7		DEM	11,812	106
Agrund Grundstücks-GmbH, Munich		90.0	90.0			
Aktienbrauerei Kaufbeuren AG, Kaufbeuren		75.7		DEM	5,819	416
Alexandersson Real Estate I B.V., Apeldoorn		100.0	100.0			
Alkmene Immobilien-Verwaltungs GmbH & Co. KG Objekt Mainzer Landstrasse, Munich		100.0	3.0			

Name and registered office	Bank Austria[7]	Percentage interest total Sect. 16 (4), Stock Corporation Act	of which: held indirectly	Currency	Equity capital in thousands of currency units	Net income in thousands of currency units
Alkmene Immobilien-Verwaltungs GmbH, Munich		100.0				
Allcasa Immobilien-Verwaltungs GmbH, Munich		99.0	99.0	EUR	(6,135)	0
Allparta Kapitalbeteiligungs- und Unternehmensberatungsgesellschaft mit beschränkter Haftung, Munich		100.0				[2,3]
Allterra Immobilienverwaltungs GmbH, Munich		67.0	67.0	EUR	(22,221)	(1,629)
ALPHA Grundstückverwertungs GmbH, Vienna	X	99.6	99.6	EUR	(770)	(254)
Altea Verwaltungsgesellschaft mbH & Co Immobilien- und Vermietungs KG, Munich		100.0	100.0			
Altea Verwaltungsgesellschaft mbH, Munich		100.0	100.0			
Amphitryon Immobilien-Verwaltungs GmbH, Munich		100.0				
Amphitryon Immobilienverwaltungs GmbH & Co. Grundbesitz OHG, Munich[6]		100.0	2.0	EUR	(95,337)	(96)
Antus Immobilien- und Projektentwicklungs GmbH, Munich		90.0	90.0	EUR	(14,827)	0
Anwa Gesellschaft für Anlagenverwaltung mbH, Munich		95.0				
Apir Verwaltungsgesellschaft mbH & Co. Immobilien- und Vermietungs KG, Munich		100.0	100.0	EUR	(23,212)	0
Apir Verwaltungsgesellschaft mbH, Munich		100.0	100.0			
Aquaterra Gesellschaft für Immobilienverwaltung mbH, Munich		99.0				
Arcadia Gesellschaft für Immobilienverwaltung mbH, Munich		99.0				
Argentaurus Immobilien-Vermietungs- und Verwaltungs GmbH, Munich		100.0	100.0			
Argentum Vermögensberatungs GmbH, Vienna	X	100.0	100.0			
Argo d.o.o., Zagreb	X	100.0	100.0			
Arronda Immobilienverwaltungs GmbH, Munich		90.0	90.0	EUR	(48,061)	0
Assindia Immobilien- und Projektentwicklungs GmbH, Munich		100.0	100.0	EUR	(10,286)	(23)
Astroterra Gesellschaft für Immobilienverwaltung mbH, Munich		99.0				
Atlanterra Immobilienverwaltungs GmbH, Munich		90.0	90.0	EUR	(45,505)	0
Aufbau Dresden GmbH, Dresden		99.0	99.0	EUR	(33,009)	0
Aufbaugesellschaft Bayern GmbH & Co. Grundbesitz Kommanditgesellschaft, Munich		99.9	99.6	EUR	36	1,308
Aufbaugesellschaft Bayern GmbH, Munich		82.7	13.5	EUR	3,158	398
Aurum Beteiligungs-und Verwaltungsgesellschaft mbH, Hamburg		100.0	100.0			
Austro-Bavaria Investment AG, Vienna		26.0	26.0	EUR	2,963	0
AWT International Trade and Finance AWT Internationale Handels- und Finanzierungs AG, Vienna	X	100.0	100.0	EUR	10,695	22
group with subsidiaries:						
AWT – Handels- und Beteiligungs- (Deutschland) GmbH, Bad Homburg	X	100.0	100.0			
AWT Bavaria (Bratislava) s.r.o., Bratislava	X	100.0	100.0			
AWT Bavaria (Kiew) Ltd., Kiev	X	100.0	100.0			
AWT Handels Gesellschaft m.b.H., Vienna	X	100.0	100.0			
AWT International (Bulgaria) Ltd., Sofia	X	100.0	100.0			
AWT International (BH) d.o.o., Sarajevo	X	95.0	95.0			
AWT International (Hungary) Trade Services Ltd., Bajcsy	X	100.0	100.0			

Name and registered office	Bank Austria[7]	Percentage interest total Sect. 16 (4), Stock Corporation Act	of which: held indirectly	Currency	Equity capital in thousands of currency units	Net income in thousands of currency units
AWT International (Polska) Ltd., Warsaw	X	100.0	100.0			
AWT International (UK) Ltd., London	X	100.0	100.0			
AWT International D.O.O., Skopje	X	100.0	100.0			
AWT International Ltd. Moskau, Moscow	X	100.0	100.0			
AWT International Ltd. Zagreb, Zagreb	X	100.0	100.0			
AWT Prague GmbH, Prague	X	100.0	100.0			
AWT Slowakia s.r.o., Bratislava	X	100.0	100.0			
AWT-Car (Bratislava) s.r.o., Bratislava	X	100.0	100.0			
ZAO »Firm AWT International«, St. Petersburg	X	100.0	100.0			
BA Real Estate Ltd., Moscow	X	100.0	100.0	EUR	1,254	(1,632)
B.A.B.S. spol.s.r.o., Bratislava	X	100.0	100.0			
B.F.S. Beteiligungs-Treuhand für Sachwerte GmbH, Munich		100.0	100.0			
B.I. Arbitraje S.A., Madrid		100.0	100.0	EUR	(2,314)	(3,251)
B.I. Financial Products, S.A., Madrid		100.0	100.0	EUR	3,175	1,767
B.I. Capital Agencia De Valores S.A., Madrid		100.0	100.0	EUR	10,095	3,708
B.I. Gestión Colectiva S.G.I.I.C., S.A., Madrid		100.0	100.0			
B.I. Gestión de Pensiones E.G.E.P., S.A., Madrid		100.0	100.0			
B.I. Servicios Integrales De Administacion Y Contabilidad, S.A., Madrid		100.0	100.0			
B.I. Asesoramiento Financiero, S.A., Madrid		100.0	100.0			
FIBE Patrimonial 97, S.L., Madrid		100.0	100.0	EUR	4,046	571
B.I. International Limited, George Town		100.0	100.0			
MSF Recoletos 3, BV, Amsterdam		100.0	100.0	EUR	2,025	3,163
BA & GrEco Versicherungsmanagement Gesellschaft m.b.H., Vienna	X	51.0	51.0	EUR	616	166
BA Fund Managers (Guernsey) Limited, St. Peter Port	X	100.0	100.0			
BA Worldwide Fund Management Ltd., Tortola	X	100.0	100.0	EUR	36	2,559
BA-Alpine Holdings, Inc., Wilmington	X	100.0	100.0			
BA-CA Property Sp.z.o.o., Warsaw	X	100.0	100.0	EUR	3,284	(313)
BA/CA Asia (Nominees) Ltd., Hong Kong	X	100.0	100.0			
BA/CA Hong Kong Ltd., Hong Kong	X	100.0	100.0			
BACA (London) Limited, London	X	100.0	100.0			
BACA Export Finance Limited, London	X	100.0	100.0			
BACA Leasing Alfa s.r.o., Prague	X	100.0	100.0			
BACA Leasing Beta s.r.o., Prague	X	100.0	100.0			
BACA Leasing Gamma s.r.o., Prague	X	100.0	100.0			
BACA Minerva Leasing GmbH, Vienna	X	100.0	100.0			
BACAI, London	X	100.0	100.0	EUR	15,430	(1,918)
BAI Fondsberatung Ges.m.b.H., Vienna	X	100.0	100.0			
BAK Verwaltungs-Gesellschaft mbH, Bochum		100.0	100.0			
BaLea Soft GmbH & Co. KG, Hamburg		100.0	100.0	EUR	1,944	(341)
BaLea Soft Verwaltungsgesellschaft mbH, Hamburg		100.0	100.0			
BAMA Baubetreuungs-GmbH, Munich		100.0	100.0			
Banco BBA Beteiligungs Gesellschaft mbH, Vienna	X	100.0	100.0			
Banco Inversión S.A., Madrid		100.0	100.0	EUR	39,447	343
Bank Austria – Finanzservice Ges.m.b.H., Vienna	X	100.0	100.0			
Bank Austria Aktiengesellschaft & EDV Leasing OHG, Vienna	X	100.0	100.0	EUR	(4,167)	(210)
Bank Austria Creditanstalt Regional Operations (Singapore) Pte, Singapore	X	100.0	100.0	EUR	1,653	1,190
Bank Austria Creditanstalt (Singapore) Limited, Singapore	X	100.0	100.0	EUR	12,031	979

Name and registered office	Bank Austria[7]	Percentage interest total Sect. 16 (4), Stock Corporation Act	of which: held indirectly	Currency	Equity capital in thousands of currency units	Net income in thousands of currency units
Bank Austria Dollar Libor Fund Limited,						
St. Peter Port	X	100.0	100.0			
Bank Austria Property Investment Ltd., London	X	100.0	100.0	EUR	45	(3,225)
BANK AUSTRIA Securities, Inc., New York	X	100.0	100.0	ATS	32,984	178
Bank Austria Trade Services Gesellschaft m.b.H.,						
Vienna	X	100.0	100.0	EUR	921	(1,342)
Bank Rozwoju Energetyki i Ochrony Srodowiska						
Spólka Akcyjna »Megabank« i.L., Warsaw		100.0				
Bank von Ernst (Liechtenstein) AG, Vaduz		100.0	100.0	CHF	26,691	2,726
Bank von Ernst (Monaco), Monaco		100.0	100.0	EUR	12,221	1,573
Bankowe Towarzystwo Leasingowe S.A., Peznaniu		56.7	56.7	PLN	21,972	738
BAPS s.r.o., Prague		100.0	100.0	EUR	505	(341)
Bavaria Servicos de Representacao Comercial Ltda.,						
Rio de Janeiro		100.0				
Bavarian Investment Company, Dublin		100.0	100.0			
Bawco, spol.s.r.o., Prague	X	100.0	100.0			
Bayerische Wohnungsgesellschaft für Handel und						
Industrie mbH, Munich		100.0				
Bayern-Ingatlan Hungaria Ertekesitö Kft, Budapest		100.0	100.0			
Bayern-Leasing Hungária Rt., Budapest		100.0	100.0			
BD Industrie-Beteiligungsgesellschaft mbH, Munich		100.0				
Beheerskantoor B.H.F. B.V., Amsterdam		100.0	100.0			
Beta Grundstückverwertungs GmbH, Vienna	X	99.6	99.6			
Betaterra Gesellschaft für Immobilienverwaltung mbH,						
Munich		99.0				
Beteiligungs-und Handelsgesellschaft in Hamburg mit						
beschränkter Haftung, Hamburg		100.0	100.0	EUR	24,028	6,310
Bethmann und Cie. Beratungsgesellschaft mbH,						
Frankfurt/Main		100.0	100.0	EUR	2,500	(114)
Betriebsobjekte Verwertung Gesellschaft m.b.H. & Co.						
Leasing KG., Vienna	X	100.0	100.0			
BFL Beteiligungsgesellschaft für Flugzeug-Leasing						
mbH, Munich		100.0				
BFZ (Overseas) Ltd. Cayman Islands, George Town	X	100.0	100.0	EUR	993	245
blue capital GmbH, Hamburg		100.0	100.0	EUR	1,742	189
BM Beteiligungs Management Ges.m.b.H.,						
Vienna	X	100.0	100.0	EUR	240,236	7,877
Bonum Anlage- und Beteiligungsgesellschaft mbH,						
Bremen		100.0	100.0			
Bouw-en Exploitatie Mij. »Grosland II« B.V.,						
Amsterdam		100.0	100.0			
BPH Finance BV, Amsterdam		100.0	100.0			
Brau und Brunnen Aktiengesellschaft, Berlin and						
Dortmund		55.2		DEM	136,732	(86,779)
group with subsidiaries:						
Adler Brauerei Gustav Dierichs GmbH & Co. KG,						
Wuppertal		100.0	100.0			
Altstadt-Bräu Johann Sion GmbH, Cologne		100.0	100.0			
Apollinaris & Schweppes Beteiligungs-GmbH,						
Bad Neuenahr-Ahrweiler		100.0	100.0			
Apollinaris & Schweppes GmbH & Co.,						
Bad Neuenahr-Ahrweiler		72.0	72.0			
Apollinaris & Schweppes Verwaltungs-GmbH,						
Bad Neuenahr-Ahrweiler		72.0	72.0			

Name and registered office	Bank Austria[7]	Percentage interest total Sect. 16 (4), Stock Corporation Act	of which: held indirectly	Currency	Equity capital in thousands of currency units	Net income in thousands of currency units
Apollinaris Brunnen Actien-Gesellschaft, Bad Neuenahr-Ahrweiler		100.0	100.0			
August Gleumes GmbH, Krefeld		100.0	100.0			
Bergische Löwen-Brauerei GmbH & Co. KG, Cologne		100.0	100.0			
Bergische Löwen-Brauerei Grundstücksverwaltung GbR, Cologne		100.0	100.0			
Bergische Löwen-Brauerei Produktions GmbH, Cologne		100.0	100.0			
Berliner Pilsner Brauerei Grundstücksverwaltung GbR, Berlin		100.0	100.0			
Berliner-Schultheiss Brauerei GmbH, Berlin		100.0	100.0			
Betriebsgrundstückverwaltung Jever Getränkevertrieb Hamburg GbR, Hamburg		100.0	100.0			
Brau und Brunnen Immobilien Verwaltung und Beteiligung Gesellschaft mbH, Dortmund		100.0	40.0			
Brau und Brunnen Immobilienverwaltung GbR, Dortmund		100.0	100.0			
Brau und Brunnen International GmbH, Dortmund		100.0	100.0			
Brauerei Iserlohn GmbH, Iserlohn		100.0	100.0			
Brauerei Iserlohn Grundstücksverwaltung GbR, Iserlohn		100.0	100.0			
Brauerei Pilsator GmbH, Berlin		100.0	100.0			
Brauerei Schlösser GmbH, Düsseldorf		100.0	100.0			
Brauerei Schlösser Grundstücksverwaltung GbR, Düsseldorf		100.0	100.0			
Brauerei Schlösser Produktions GmbH, Düsseldorf		100.0	100.0			
Brauerei Tivoli GmbH, Düsseldorf		100.0	100.0			
Brauhaus Bönnsch GmbH, Bonn		100.0	100.0			
Deutsche Brauerei Holding GmbH & Co. KG, Dortmund		100.0	100.0			
Deutsche Brauerei Holding Verwaltungsgesellschaft mbH, Dortmund		100.0	100.0			
Diät-Pils GmbH, Dortmund		63.8	63.8			
Dortmunder Bergmann Westfalia Getränkevertriebs- und Verwaltungs-GmbH, Dortmund		100.0	100.0			
Dortmunder Brau Union GmbH, Dortmund		100.0	100.0			
Dortmunder Brau Union Grundstücksverwaltung GbR, Dortmund		100.0	100.0			
Dortmunder Union-Brauerei Grundstücksverwaltung GbR, Dortmund		100.0	100.0			
Dortmunder Union-Frankfurter Brauhaus GmbH, Frankfurt/Main		100.0	100.0			
Dortmunder Union-Ritter Brauerei GmbH, Dortmund		100.0	100.0			
Elbschloss-Wohnpark Projekt-Beteiligungsgesellschaft mbH, Hamburg		100.0	100.0			
Engelhardt-Brauerei GmbH, Berlin		100.0	100.0			
Engelhardt-Brauerei Grundstücksverwaltung GbR, Berlin		100.0	100.0			
Friesisches Brauhaus zu Jever Betriebsgrundstücksverwaltung GbR, Hamburg		100.0	100.0			
Friesisches Brauhaus zu Jever GmbH & Co. KG, Jever		100.0	100.0			

Name and registered office	Bank Austria[7]	Percentage interest total Sect. 16 (4), Stock Corporation Act	of which: held indirectly	Currency	Equity capital in thousands of currency units	Net income in thousands of currency units
Friesisches Brauhaus zu Jever Verwaltungsgesellschaft mbH, Dortmund		100.0	100.0			
Germania-Brauerei F. Dieninghoff GmbH, Dortmund		100.0	100.0			
Gilden Kölsch Brauerei GmbH, Cologne		100.0	100.0			
Grundstücksverwaltung Alt Stralau GbR, Berlin		100.0	100.0			
GV Getränke Vertriebs GmbH, Berlin		100.0	100.0			
Heinrich Leonhard Brügman- und Geheimrat Dr. Carl Brügman-Stiftung, Belegschaftshilfe der Dortmunder Union-Brauerei GmbH, Dortmund		100.0	100.0			
HUBERTUS-Brauerei GmbH, Cologne		100.0	100.0			
IGC Internationale Gaststätten und Consulting GmbH, Hamburg		100.0	100.0			
Jever Getränkevertriebsgesellschaft Hamburg mbH, Hamburg		100.0	100.0			
Kölner Verbund Vertrieb Kölscher Bierspezialitäten GmbH & Co. KG, Cologne		100.0	100.0			
Kölner Verbund Vertrieb Kölscher Bierspezialitäten Verwaltungs- und Beteiligungsgesellschaft mbH, Wuppertal		100.0	100.0			
Kraus GmbH, Wuppertal		100.0	100.0			
Küppers Brauerei GmbH, Cologne		100.0	100.0			
Küppers Kölsch GmbH, Cologne		100.0	100.0			
Kurfürsten-Bräu GmbH, Bonn		100.0	100.0			
Landskroner Logistik- und Speditions-GmbH, Bad Neuenahr-Ahrweiler		100.0	100.0			
Leipziger Brauhaus zu Reudnitz GmbH, Leipzig		100.0	100.0			
Magdeburger Brau GmbH, Magdeburg		100.0	100.0			
Neue Berliner Pilsner Brauerei GmbH, Wuppertal		100.0	100.0			
Oderland-Brauerei Betriebsgrundstücksverwaltung GbR, Frankfurt/Oder		100.0	100.0			
Oderland-Brauerei GmbH, Frankfurt/Oder		100.0	100.0			
Projektgemeinschaft Landsberger Allee/ Friedrichshain GbR, Berlin		100.0	100.0			
Projektgemeinschaft Mühlenstraße/Pankow GbR, Berlin		100.0	100.0			
Projektgesellschaft Zoofenster GbR, Dortmund		100.0	100.0			
Reudnitzer Brauerei GmbH, Leipzig		100.0	100.0			
Rheinisch-Bergische Brauerei GmbH & Co. KG, Cologne		100.0	100.0			
Römer Brauerei Verwaltungsgesellschaft mbH, Cologne		100.0	100.0			
Ruhr-Trans Getränke Logistik GmbH, Dortmund		100.0	100.0			
Sachsenbräu Betriebsgrundstücksverwaltung GbR, Leipzig		100.0	100.0			
Schultheiss Brauerei GmbH, Berlin		100.0	100.0			
Schultheiss-Jubiläumsspende GmbH, Berlin		100.0	100.0			
Schweppes Aktiengesellschaft, Oberalm		100.0	100.0			
Sester Brauerei GmbH, Cologne		100.0	100.0			
Sinziger Mineralbrunnen GmbH, Sinzig		100.0	100.0			
Spreequell Mineralbrunnen GmbH, Berlin		100.0	100.0			
Spreequell Mineralbrunnen Grundstücksverwaltung GbR, Berlin		100.0	100.0			
Spree-Trans Getränke Logistik GmbH, Berlin		100.0	100.0			

Name and registered office	Bank Austria[7]	Percentage interest total Sect. 16 (4), Stock Corporation Act	of which: held indirectly	Currency	Equity capital in thousands of currency units	Net income in thousands of currency units
SR Immobilien GmbH & Co. KG, Dortmund		100.0	100.0			
Sternburg Brauerei GmbH, Leipzig		100.0	100.0			
Thüringer Waldquell Mineralbrunnen GmbH, Schmalkalden		100.0	100.0			
Valentins Weizen Vertriebsgesellschaft mbH, Düsseldorf		100.0	100.0			
Wicküler Brauerei GmbH, Wuppertal		100.0	100.0			
Broadway Centre Management Ltd., London		100.0	100.0			
BV Finance Praha s.r.o., Prague		100.0				
BV Financial (Ireland) Ltd., Dublin		100.0				
BV Grundstücksentwicklungs-GmbH & Co. Jota KG, Munich		100.0	100.0			
BV Grundstücksentwicklungs-GmbH & Co. Schloßberg-Projektentwicklungs-KG, Bad Vilbel		100.0	100.0			
BV Grundstücksentwicklungs-GmbH & Co. Sigma KG, Munich		100.0	100.0			
BV Grundstücksentwicklungs-GmbH & Co. Verwaltungs-KG, Munich		100.0				
BV Grundstücksentwicklungs-GmbH, Munich		100.0				
BVK 2 GmbH, Munich		100.0	100.0			
BVK Holding GmbH, Munich		100.0	100.0	DEM	3,454	(249)
CA Bau-Finanzierungsberatung Gesellschaft m.b.H., Vienna	X	100.0	100.0			
CA Fiokkezelö Kft., Budapest	X	100.0	100.0	EUR	5,204	(523)
CA Hungary Asset Management Company Ltd., Budapest	X	100.0	100.0			
CA Hungary Investment Partners Ltd., St. Peter Port	X	100.0	100.0			
CA IB Bulinvest Ltd., Sofia	X	100.0	100.0			
CA IB Cash Management and Organisation Kft., Veszprem	X	100.0	100.0			
CA IB Fund Management. a.s., Prague	X	100.0	100.0			
CA Management-Systems-Consult Gesellschaft m.b.H., Vienna	X	100.0	100.0			
CA-GVG-Holding GmbH, Vienna	X	100.0	100.0	EUR	609	573
CA-Leasing Immobilienanlagen Aktiengesellschaft & Co. OHG, Vienna	X	100.0	100.0			
CA-Leasing Immobilienanlagen Aktiengesellschaft, Vienna	X	99.3	99.3			
CA-Shop Handels GmbH, Vienna	X	100.0	100.0			
CA-Telefon Informations und Auftrags Service GmbH, Vienna	X	100.0	100.0			
CA-Versicherungsdienst Gesellschaft m.b.H., Vienna	X	81.0	81.0			
Calanda Beteiligungs-, Finanz- und Handels-AG, Chur		100.0	100.0			
CALG 445 Grundstückverwaltung GmbH, Vienna	X	75.0	75.0			
Campustar (Hong Kong) Ltd., Hong Kong	X	100.0	100.0	EUR	4,680	73
CAMSCO Bank-es Penzügytechnikai Tanacsado Kft, Budapest	X	100.0	100.0			
Cards & Systems EDV-Dienstleistungs GmbH, Vienna	X	58.0	58.0	EUR	204	180
Cato Grundstücks-Verwaltungsgesellschaft mbH & Co. KG, Munich		100.0	100.0			
Cato Grundstücks-Verwaltungsgesellschaft mbH, Munich		100.0	100.0			
CCE Grundstücksverwaltungs- und Errichtungs-Gesellschaft m.b.H., Vienna	X	100.0	100.0			

Name and registered office	Bank Austria[7]	Percentage interest total Sect. 16 (4), Stock Corporation Act	of which: held indirectly	Currency	Equity capital in thousands of currency units	Net income in thousands of currency units
Celer Allgemeine Vermögensverwaltungs-, Investitions- und Beratungs Gesellschaft m.b.H., Budapest	X	100.0	100.0			
Centrum Promocji Inicjatyw Gospodaqrczych S. A., Warsaw		97.8	97.8			
Choric Limited, Dublin		100.0	100.0			
Christoph Reisegger Gesellschaft m.b.H., Vienna	X	100.0	100.0			
CL Dritte Car Leasing GmbH & Co. KG, Camin		100.0	100.0			
CL Dritte Car Leasing Verwaltungsgesellschaft mbH, Camin		100.0	100.0			
Clorox Germany GmbH, Munich		99.8		DEM	459,537	7,788
CLV Car Leasing Verwaltungsgesellschaft mbH, Hamburg		100.0	100.0			
CM Managementgesellschaft für Geschäfts- und Freizeitcentren mbH, Munich		100.0	100.0			
CMM Center Management Munich GmbH, Munich		60.0				
CMS-Club-Menü-Service Gesellschaft m.b.H. & Co KG, Vienna	X	100.0	100.0			
CMS-Club-Menü-Service Gesellschaft m.b.H., Vienna	X	100.0	100.0			
COBB Beteiligungen und Leasing AG, Vienna	X	50.2	50.2			
Comes Bauconcept GmbH & Co. Grundbesitz KG, Munich		100.0	100.0	EUR	(2,863)	(1,844)
Comes Bauconcept GmbH, Munich		100.0	100.0			
comle@se & comfin@nce GmbH & Co. KG, Hamburg		100.0	100.0			
comle@se online GmbH, Hamburg		100.0	100.0			
CoNetwork GmbH, Hamburg		100.0	100.0			
Cornus Immobilien- und Vermietungs GmbH, Munich		100.0	100.0			
Cosmoterra Gesellschaft für Immobilienverwaltung mbH, Munich		99.0				
Country Hotelbetriebsgesellschaft Munich mbH, Munich		100.0	100.0			
Creditanstalt Ingatlankezelö Kft., Budapest	X	100.0	100.0	EUR	1,003	180
Creditanstalt International B.V., Amsterdam	X	100.0	100.0			
Creditanstalt Investment Management Ltd., London	X	100.0	100.0			
Creditanstalt Investment Services, Inc. (USA), Wilmington	X	100.0	100.0			
Cumterra Gesellschaft für Immobilienverwaltung mbH, Munich		99.0				
Data Austria Datenverarbeitungs GmbH, Vienna	X	100.0	100.0	EUR	4,515	1,563
Dataline Datenverarbeitungs GmbH, Vienna	X	100.0	100.0			
Deering Investment Corporation, Tortola	X	100.0	100.0			
Delpha Immobilien- und Projektentwicklungs GmbH & Co. Großkugel Bauabschnitt Alpha Management KG, Großkugel		100.0	100.0	EUR	(22,011)	0
Delpha Immobilien- und Projektentwicklungs GmbH & Co. Großkugel Bauabschnitt Beta Management KG, Großkugel		100.0	100.0	EUR	(41,358)	0
Delpha Immobilien- und Projektentwicklungs GmbH & Co. Großkugel Bauabschnitt Gamma Management KG, Großkugel		100.0	100.0	EUR	(33,994)	0
Delpha Immobilien- und Projektentwicklungs GmbH, Großkugel		99.0	99.0			

Name and registered office	Bank Austria[7]	Percentage interest total Sect. 16 (4), Stock Corporation Act	of which: held indirectly	Currency	Equity capital in thousands of currency units	Net income in thousands of currency units
Deltaterra Gesellschaft für Immobilienverwaltung mbH, Munich		99.0				
Diners Club Polska Sp. z o.o., Warsaw	X	100.0	100.0			
direktanlage.at AG, Salzburg		100.0	100.0	EUR	5,826	219
Domus-Plan Althaussanierungsges.m.b.H., Vienna	X	100.0	100.0			
Düsseldorf-Münchener Beteiligungsgesellschaft mbH, Düsseldorf		100.0		EUR	10,963	(281)
E.G.E. International IV B.V., Amsterdam		100.0	100.0			
Eastern Champion Holdings Ltd., Tortola	X	100.0	100.0			
Entwicklungsagentur Güterverkehrszentrum Trier I GmbH, Trier		85.0	85.0			
Eratech Spólka Akcyjna, Lodz	X	66.0	66.0			
Erste ungarische-österreichische Investment GmbH, Budapest	X	100.0	100.0			
Erzet-Vermögensverwaltungsgesellschaft m.b.H., Vienna	X	100.0	100.0			
Europacenter Bau- und Handelsförderung Ges.m.b.H, Budapest	X	>50.0	>50.0			
Euroventures-Austria-CA-Management GesmbH, Vienna	X	100.0	100.0	EUR	2,201	1,089
FactorBank Aktiengesellschaft, Vienna	X	52.0	52.0	EUR	5,722	132
Ferra Immobilien- und Projektentwicklungs GmbH & Co. Projekt Großenhainer Straße Areal I KG, Munich		100.0	100.0			
Ferra Immobilien- und Projektentwicklungs GmbH & Co. Projekt Großenhainer Straße Areal II KG, Munich		100.0	100.0	EUR	(20,677)	0
Ferra Immobilien- und Projektentwicklungs GmbH & Co. Projekt Großenhainer Straße Areal III KG, Munich		100.0	100.0			
Ferra Immobilien- und Projektentwicklungs GmbH & Co. Projekt Großenhainer Straße Areal IV KG, Munich		100.0	100.0			
Ferra Immobilien- und Projektentwicklungs GmbH & Co. Projekt Großenhainer Straße KG, Munich		100.0	100.0	EUR	(15,849)	0
Ferra Immobilien- und Projektentwicklungs GmbH, Munich		100.0	100.0			
FIA Securities Trading Company, Dublin		100.0	100.0			
Finco Financial Corp. i.L., Miami	X	100.0	100.0			
Fontana Hotelverwaltungsgesellschaft m.b.H., Vienna	X	100.0	100.0			
Freizeitpark Oberlaa Vermietungs GmbH, Vienna	X	75.0	75.0			
Frere Investments Limited, Tortola	X	100.0	100.0			
Freyburg Investments Limited, Tortola	X	100.0	100.0			
Fundus Gesellschaft für Grundbesitz und Beteiligung mbH, Nuremberg		100.0	100.0	EUR	2,226	(784)
Fünf Höfe GmbH & Co. KG, Munich		100.0	100.0	EUR	14,791	0
G.F.S. Geschäftsbesorgung für Sachwerte GmbH, Munich		100.0	100.0			
GALA Grundstücksverwaltung Gesellschaft m.b.H., Vienna	X	100.0	100.0			
Galileo Gesellschaft für Immobilienverwaltung mbH, Munich		99.0				

Name and registered office	Bank Austria[7]	Percentage interest total Sect. 16 (4), Stock Corporation Act	of which: held indirectly	Currency	Equity capital in thousands of currency units	Net income in thousands of currency units
Gammaterra Gesellschaft für Immobilienverwaltung mbH, Munich		99.0				
Ganymed Immobilienvermietungsgesellschaft m.b.H., Vienna	X	100.0	100.0	EUR	55,191	957
GBG Servis Spólka z ograniczona odpowiedz GBG Sevis Sp. z o.o., Warsaw	X	100.0	100.0			
GCCS Golfanlagen Errichtungs- und Verwaltungs GmbH, Wildenbruch		100.0	100.0			
GE Immobilienverwaltungs-GmbH & Co. Grundstücks-KG, Munich		100.0	100.0			
GE Immobilienverwaltungs-GmbH, Munich		98.0	98.0			
Gert Rossow GmbH, Vienna	X	100.0	100.0			
GfG Gesellschaft für Grundbesitz GmbH, Bochum		100.0	100.0			
GfI-Gesellschaft für Immobilienentwicklung und -verwertung mbH, Stuttgart		100.0	100.0			
GfR-Gesellschaft für Rechenzentrumsleistungen mbH, Stuttgart		100.0	100.0			
GGV Gesellschaft für Grundbesitzverwaltung- und Immobilienmanagement mbH, Dortmund		100.0	100.0			
GH Asset Management (C.I.), St. Helier	X	100.0	100.0			
GH Asset Management Ltd., London	X	98.5	98.5			
GIW Gesellschaft für Informationstransfer und Weiterbildung mbH, Alfter		100.0	100.0	DEM	13,182	193
Goethe Galerie Centermanagement GmbH, Jena		100.0	100.0			
Golf- und Country Club Seddiner See AG, Berlin		100.0	100.0	EUR	12,005	22
Golf- und Country Club Seddiner See GmbH, Wildenbruch		77.0	77.0	EUR	(18,802)	(10,870)
Golf- und Country Club Seddiner See Management GmbH, Wildenbruch		100.0	100.0			
Górnoslaskie Centrum Gospodarcze Spólka Akcyjna, Katowice	X	<100.0	<100.0			
Großkugel Immobilien- und Projektentwicklungs GmbH, Großkugel		99.0	99.0	EUR	(5,361)	(218)
Grundstücke- und Gebäudeverwaltungs-Aktiengesellschaft, Vienna	X	75.0	75.0	EUR	32,669	550
Grundstücksgesellschaft Geibelstraße Leipzig mbH & Co KG, Nuremberg		100.0	100.0			
Grundstücksgesellschaft Othmarschen Park Hamburg Centerpark, Hamburg		100.0	100.0	EUR	(13,191)	40
Grundstücksgesellschaft Othmarschen Park Hamburg Gewerbepark, Hamburg		100.0	100.0	EUR	(26,689)	0
Grundstücksgesellschaft Schuhhagen Greifswald mbH & Co KG, Nuremberg		95.0	95.0			
Grundstücksgesellschaft Simon beschränkt haftende Kommanditgesellschaft, Düsseldorf		100.0	92.5			
Gustana Menü-Service Gesellschaft m.b.H., Vienna	X	100.0	100.0			
H.F.S. Immobilienfonds Deutschland 10 KG, Munich		90.9	90.9			
H.F.S. Immobilienfonds Deutschland 13 KG, Munich		99.6	99.6			
H.F.S. Immobilienfonds Europa 1 Beteiligungs GmbH, Munich		100.0	100.0			
H.F.S. Immobilienfonds Europa 2 Beteiligungs GmbH, Munich		100.0	100.0			

Name and registered office	Bank Austria[7]	Percentage interest total Sect. 16 (4), Stock Corporation Act	of which: held indirectly	Currency	Equity capital in thousands of currency units	Net income in thousands of currency units
H.F.S. Immobilienfonds GmbH, Munich		100.0	100.0	EUR	(7,117)	(1,449)
H.F.S. Immobilienfonds GmbH & Co. Deutschland 16 KG, Munich		100.0	100.0			
H.F.S. Immobilienfonds GmbH & Co. Deutschland 17 KG, Munich		100.0	100.0			
H.F.S. Immobilienfonds GmbH & Co. Deutschland 18 KG, Munich		100.0	100.0			
H.F.S. Immobilienfonds GmbH & Co. Europa 2 KG, Munich		100.0	100.0			
H.F.S. Leasingfonds GmbH & Co. Deutschland »Chile« KG, Mannheim		100.0	100.0			
H.F.S. Leasingfonds GmbH & Co. Deutschland »Ecuador« KG, Mannheim		100.0	100.0			
H.F.S. Leasingfonds GmbH & Co. Deutschland »Haiti« KG, Mannheim		100.0	100.0			
H.F.S. Leasingfonds GmbH & Co. Deutschland »Indien« KG, Mannheim		100.0	100.0			
H.F.S. Leasingfonds GmbH & Co. Deutschland »Java« KG, Mannheim		100.0	100.0			
H.F.S. Leasingfonds GmbH & Co. Deutschland »Korea« KG, Mannheim		100.0	100.0			
H.F.S. Leasingfonds GmbH & Co. Deutschland »Kuba« KG, Mannheim		100.0	100.0			
H.F.S. Leasingfonds GmbH & Co. Deutschland »Malaysia« KG, Mannheim		100.0	100.0			
H.F.S. Leasingfonds GmbH & Co. Deutschland »Panama« KG, Mannheim		100.0	100.0			
H.F.S. Leasingfonds GmbH & Co. Deutschland »Thailand« KG, Mannheim		100.0	100.0			
H.F.S. Leasingfonds GmbH, Munich		100.0	100.0			
H.F.S. Leasingsfonds GmbH & Co. Deutschland »Hawai« KG, Mannheim		100.0	100.0			
H.F.S. Schiffs-Leasingfonds GmbH, Munich		100.0	100.0			
H.F.S. Zweitmarktfonds GmbH, Munich		100.0	100.0			
Harmony Limited Partnership, George Town		58.0	58.0			
Hawa Grundstücks GmbH & Co OHG Hotelverwaltung, Munich[6]		100.0	0.5			
Hawa Grundstücks GmbH & Co OHG Immobilienverwaltung, Munich[6]		100.0	0.5			
Hekla Immobilien- und Projektentwicklungs GmbH & Co. Hotel Jena KG, Jena		100.0	100.0	EUR	(5,710)	(6,172)
Hekla Immobilien- und Projektentwicklungs GmbH & Co. Vermietungs KG, Munich		100.0	100.0			
Hekla Immobilien- und Projektentwicklungs GmbH, Munich		100.0	100.0			
HL Eurocopter Leasing GmbH & Co. KG, Camin		100.0	100.0			
HL Eurocopter Leasing Verwaltungsgesellschaft mbH, Camin		100.0	100.0			
HM Leasing GmbH, Vienna	X	100.0	100.0			
HMIS Management Information & Service GmbH, Munich		100.0	100.0			
Hotel Elephant und Erbprinz GmbH, Weimar		100.0	100.0	EUR	643	436
Hotel Fürstenhof Betriebsgesellschaft mbH, Leipzig		100.0	100.0			

Name and registered office	Bank Austria[7]	Percentage interest total Sect. 16 (4), Stock Corporation Act	of which: held indirectly	Currency	Equity capital in thousands of currency units	Net income in thousands of currency units
Hotel Königshof Dresden Betriebsgesellschaft mbH, Dresden		100.0	100.0			
Hotel Seddiner See GmbH, Wildenbruch		77.0	77.0			
HVB Akademie, Gesellschaft für berufliche Weiterbildung und Managementtraining mbH, Unterhaching		100.0		EUR	2,902	417
HVB Asset Leasing Limited, London		100.0	100.0			
HVB Beteiligungs-GmbH & Co. Verwaltungs-KG, Munich		100.0				
HVB Beteiligungsgesellschaft mbH, Munich		100.0		EUR	788	[1]
HVB Cape Blanc LLC, Wilmington		100.0	100.0			
HVB Capital Asia Limited, Hong Kong		100.0		JPY	15,000,000	(64,107)
HVB Consult GmbH, Munich		100.0	10.0	EUR	2,346	1,009
HVB Direkt Gesellschaft für Direktservice und Direktvertrieb mbH, Munich		100.0				[2,5]
HVB Expertise GmbH, Munich		100.0				
HVB Export Leasing GmbH, Munich		100.0				
HVB Finance (Delaware) Inc., Wilmington		100.0				
HVB Finance London Limited, London		100.0				
HVB Finanziaria S.p.A., Milan		100.0		ITL	8,236,016	1,263,032
HVB Funding Trust II, Wilmington		100.0				
HVB Funding Trust IV, Wilmington		100.0				
HVB Gesellschaft für Gebäude Beteiligungs GmbH, Munich		100.0				
HVB Gesellschaft für Gebäude mbH & Co KG, Munich		100.0				
HVB Immobilie Slovakia spol. s.r.o., Bratislava		100.0				
HVB Immobilien Verwaltungs GmbH, Munich		100.0				
HVB Immobilien-Gesellschaft mbH, Munich		100.0		EUR	3,539	732
HVB International Asset Leasing GmbH, Munich		100.0				
HVB Jelzálogbank Rt., Budapest		100.0		HUF	3,998,870	36,823
HVB Leasing International GmbH & Co. KG, Hamburg		100.0	100.0			
HVB Leasing Limited Partnership, Wilmington		100.0	1.0			
HVB Private Assets GmbH, Frankfurt/Main		100.0	100.0	EUR	4,009	747
HVB Profil Gesellschaft für Personalmanagement mbH, Munich		100.0				
HVB Projects & Subsidiaries, Inc., New York		100.0	100.0			
HVB Projekt Emilienhof GmbH & Co. KG, Munich		100.0	100.0			
HVB Projekt Emilienhof Verwaltungs GmbH, Munich		100.0	100.0			
HVB Projekt GmbH, Munich		100.0		EUR	25,622	3
HVB Projekt Immobilien- und Projektentwicklungs GmbH, Munich		100.0	100.0			
HVB Real Estate Capital France S.A. (formerly BV France), Paris		<100.0				
HVB Real Estate Capital Italia S.p.A., Milan		100.0				
HVB Reality CZ s.r.o., Prague		100.0		CZK	(28,222)	(477,318)
HVB Secur GmbH, Unterhaching		80.0				
HVB Tecta GmbH, Munich		100.0		EUR	1,577	(236)
HVB Verwa 1 GmbH, Munich		100.0				
HVB-Offene Unternehmensbeteiligungs-Aktiengesellschaft, Munich		100.0		EUR	12,726	205
Hyperion Immobilienvermietungsgesellschaft m.b.H., Vienna	X	100.0	100.0	EUR	49,479	872
Hypo stavebni sporitelna a.s., Prague		100.0	100.0	EUR	18,665	1,244
Hypo-Bank Ireland i.L., Dublin		100.0				

Name and registered office	Bank Austria[7]	Percentage interest total Sect. 16 (4), Stock Corporation Act	of which: held indirectly	Currency	Equity capital in thousands of currency units	Net income in thousands of currency units
Hypo-Bank Verwaltungszentrum GmbH und Bayerische Hypotheken- und Wechselbank AG GbR Objekt Unterföhring, Munich[6]		100.0				
Hypo-Bank Verwaltungszentrum GmbH, Unterföhring		100.0				
Hypo-Immobilien-Service Gesellschaft mit beschränkter Haftung, Munich		100.0				2.6
Hypo-Ingatlan Ingatlaforgalmazasi Kft., Budapest		100.0	100.0			
Hypo-Leasing Hungária Kft., Budapest		100.0	100.0			
Hypo-Real Haus & Grundbesitz Gesellschaft mbH & Co. Immobilien-Vermietungs KG, Munich		80.0	80.0	EUR	5,456	(2,742)
Hypo-Real Haus- und Grundbesitz Gesellschaft mbH, Munich		100.0	100.0			
Hypolux Portfolio Management (HPM) S.A., Luxembourg		100.0	100.0			
HypoVereinsbank Bulgaria GmbH, Munich		100.0		EUR	11,063	227
HypoVereinsImmobilien EOOD, Sofia		100.0	100.0			
I.P.I. Investments Limited, Gibraltar		100.0	100.0			
I.P.I. (Braintree) Limited, Gibraltar		100.0	100.0			
I.P.I. (Bristol) Limited, Gibraltar		100.0	100.0			
I.P.I. (Bury) Limited, Gibraltar		100.0	100.0			
I.P.I. (Daventry) Limited, Gibraltar		100.0	100.0			
I.P.I. (Runcorn) Limited, Gibraltar		100.0	100.0			
I.P.I. (Telford) Limited, Gibraltar		100.0	100.0			
I.P.I. Properties (Holdings) Limited, Gibraltar		100.0	100.0	GBP	1,008	1,006
IB Austria Financial Advisors d.o.o., Zagreb	X	100.0	100.0			
IFIS Immobilienfinanzierung Information Service GmbH, Unterföhring		100.0				
IL Zweite Industrie Leasing GmbH & Co. KG, Camin		100.0	100.0			
IL Zweite Industrie Leasing Verwaltungsgesellschaft mbH, Camin		100.0	100.0			
Immobilien-Besitzgesellschaft Heumarkt 50 mbH, Bochum		100.0	100.0			
Imwa Gesellschaft für Immobilienverwaltung mbH, Munich		95.0				
INDEXCHANGE Investment AG, Munich		100.0		EUR	11,200	(1,826)
Industrie-Immobilien-Verwaltung Gesellschaft m.b.H., Vienna	X	99.9	99.9			
Internationale Tourismus-Investment-Service (Tourism Investment Services International) Gesellschaft m.b.H., Vienna	X	100.0	100.0			
Interra Gesellschaft für Immobilienverwaltung mbH, Munich		100.0				
Isar Gotham West 38th LLC, New York		100.0	100.0			
Isar Related West 20th LLC, New York		100.0	100.0			
Isar-Seine Immobilien GmbH, Munich		100.0				
J. Griesmayr GmbH, Vienna	X	100.0	100.0			
KB-Leasing Gesellschaft m.b.H., Vienna	X	100.0	100.0			
KHR Projektentwicklungsgesellschaft mbH & Co. Objekt Bornitzstrasse I KG, Munich		99.0	99.0	EUR	(7,644)	12,782
KHR Projektentwicklungsgesellschaft mbH & Co. Objekt Bornitzstrasse II KG, Munich		99.0	99.0	EUR	(7,160)	10,226
KHR Projektentwicklungsgesellschaft mbH & Co. Objekt Bornitzstrasse III KG, Munich		99.0	99.0	EUR	(5,707)	4,090

Name and registered office	Bank Austria[7]	Percentage interest total Sect. 16 (4), Stock Corporation Act	of which: held indirectly	Currency	Equity capital in thousands of currency units	Net income in thousands of currency units
KHR Projektentwicklungsgesellschaft mbH & Co. Objekt Bornitzstrasse KG, Munich		99.0	99.0	EUR	(16,320)	35,790
KHR Projektentwicklungsgesellschaft mbH, Munich		99.0	99.0			
KLEA ZS-Immobilienvermietung G.m.b.H., Vienna	X	100.0	100.0	EUR	2,587	69
KLEA ZS-Liegenschaftsvermietung G.m.b.H., Vienna	X	100.0	100.0	EUR	3,018	612
KM Leasing GmbH, Vienna	X	100.0	100.0			
KSG Karten-Verrechnungs- und Servicegesellschaft m.b.H., Vienna	X	100.0	100.0	EUR	2,135	199
Lahe Grundstücks GmbH & Co. KG, Munich		100.0	100.0	EUR	22,319	1,421
Lahe Grundstücks Verwaltungs GmbH, Munich		100.0	100.0			
Landos Immobilien- und Projektentwicklungs GmbH & Co. Grundstücksentwicklungs KG, Munich		100.0	100.0	EUR	(12,744)	(888)
Landos Immobilien- und Projektentwicklungs GmbH, Munich		100.0	100.0			
LB Beteiligungsgesellschaft Sofia, Sofia	X	100.0	100.0			
LB Fonds Beratungsgesellschaft m.b.H., Vienna	X	100.0	100.0	EUR	88,668	94
LB Holding Gesellschaft m.b.H., Vienna	X	100.0	100.0	EUR	47,525	99
LB-Beteiligungs-Aktiengesellschaft, Biel	X	100.0	100.0	EUR	3,138	15
Leaseffect-Leasing Gesellschaft m.b.H., Vienna	X	100.0	100.0			
Lenzing Aktiengesellschaft, Lenzing	X	50.1	50.1	EUR	232,032	4,287
group with subsidiaries:						
Asia Fiber Engineering GmbH, Vienna	X	100.0	100.0			
Bacell Handelsgesellschaft m.b.H., Lenzing	X	100.0	100.0			
BLZ – Bildungszentrum Lenzing GmbH, Lenzing	X	75.0	75.0			
Cellulose Consulting GmbH, Vienna	X	100.0	100.0			
Kilo Holding GmbH, Vienna	X	100.0	100.0			
Lenzing Deutschland Syncell GmbH, Ditzingen	X	100.0	100.0			
Lenzing Fibers Corporation, Lowland	X	100.0	100.0			
Lenzing France S.a.r.l., Paris	X	100.0	100.0			
Lenzing Lyocell GmbH & Co. KG, Heiligenkreuz	X	100.0	100.0			
Lenzing Lyocell GmbH, Heiligenkreuz	X	100.0	100.0			
Lenzing Performance Inc., Lowland	X	100.0	100.0			
Lenzing Technik GmbH & Co. KG, Lenzing	X	100.0	100.0			
Lenzing USA Corp., Lowland	X	100.0	100.0			
Tabuk Unlimited, Dublin	X	100.0	100.0			
Teifi Limited, Dublin	X	100.0	100.0			
LFL Luftfahrzeug Leasing GmbH, Hamburg		100.0	100.0			
Lion Capital Management (Bermuda) Ltd., Hamilton		100.0				
Long Grove N.V., Curacao	X	100.0	100.0			
Maffei Vermögensverwaltung AG, Zurich		100.0	100.0	EUR	1,322	163
Manfred Handbüchler GmbH, Vienna	X	100.0	100.0			
Marienplatz Großgarage GmbH, Munich		66.7		DEM	1,278	603
Martius Investment Company, Dublin		100.0	100.0			
MB Liegenschaftsverwertung Gesellschaft m.b.H., Vienna	X	100.0	100.0			
MC Marketing GmbH, Vienna	X	51.0	51.0			
Mediaselect Werbegesellschaft m.b.H., Vienna	X	70.0	70.0			
Merian Gesellschaft für Immobilienverwaltung mbH, Munich		99.0				
Meridies Grundbesitz- und Bebauungsgesellschaft mbH, Munich		100.0	100.0			

Name and registered office	Bank Austria[7]	Percentage interest total Sect. 16 (4), Stock Corporation Act	of which: held indirectly	Currency	Equity capital in thousands of currency units	Net income in thousands of currency units
Merkurhof Grundstücksgesellschaft mit beschränkter Haftung, Hamburg		100.0	100.0	EUR	11,149	172
Milleterra Gesellschaft für Immobilienverwaltung mbH, Munich		99.0				
Motor-Finanz GmbH, Bremen		100.0	100.0			
Move Mobilien Verwertungs GmbH, Vösendorf	X	100.0	100.0			
Mulrangin Ireland, Dublin		100.0	100.0			
Nederlandse Hypotheekbank N.V., Amsterdam		100.0	100.0	NLG	4,315	135
New Century Kids Erste Filmproduktion GmbH & Co. KG i.G., Munich		100.0	100.0			
New Uncle B's Bakery Corp. i.L., Greenwich	X	100.0	100.0			
NIB Norddeutsche Innovations- und Beteiligungs-gesellschaft mbH, Hamburg		100.0	100.0	EUR	16,947	5,735
Noris Leasing Gesellschaft mit beschränkter Haftung, Nuremberg		100.0	100.0			
Northern Express Terminals (N.E.T.) B.V., Groningen		100.0	100.0			
NRS Grundstücksverwaltungsgesellschaft mbH, Munich		100.0	100.0			
O.G. Investment Management Services B.V., Utrecht		100.0	100.0			
Olos Immobilien- und Projektentwicklungs GmbH & Co. Grundstücksentwicklungs KG, Munich		100.0	100.0			
Olos Immobilien- und Projektentwicklungs GmbH & Co. Vermietungs KG, Munich		100.0	100.0			
Olos Immobilien- und Projektentwicklungs GmbH, Munich		100.0	100.0			
Omnia Grundstücks-GmbH & Co. Betriebs KG, Munich		<100.0	2.0			
Omnia Grundstücks-GmbH & Co. Objekt Eggenfeldener Straße KG, Munich		100.0				
Omnia Grundstücks-GmbH & Co. Objekt Haidenauplatz KG, Munich		100.0				
Omnia Grundstücks-GmbH & Co. Objekt Ostragehe KG, Munich		100.0				
Omnia Grundstücks-GmbH & Co. Objekte Sylt KG, Munich		100.0				
Omnia Grundstücks-GmbH, Munich		100.0				
ÖRAG Polska Sp. z.o.o, Warsaw	X	100.0	100.0			
ÖRAG Praha spol. s.r.o., Prague	X	100.0	100.0			
ÖRAG-Immobilien Ges.m.b.H.-Vermietungs OHG, Vienna	X	100.0	100.0			
ÖRAG-Immobilien Ges.m.b.H. Finanzierungs OEG, Vienna	X	100.0	100.0			
ÖRAG-Immobilien Vermittlungsgesellschaft m.b.H., Vienna	X	100.0	100.0			
Orestos Immobilien-Verwaltungs GmbH, Munich		100.0	100.0			
Österreichisches Verkehrsbüro Aktiengesellschaft, Vienna	X	55.3	55.3	EUR	50,342	7,907
Othmarschen Park Hamburg Wohn- und Gewerbepark GmbH, Hamburg		51.0	51.0			
P.R.P. Performa Research & Portfolio Management AG, Vaduz		100.0	100.0	CHF	1,635	799
Palais Rothschild Vermietung GmbH, Vienna		100.0	100.0			
Palais Rothschild Vermietungs GmbH & Co OEG, Vienna		100.0	100.0	EUR	2,172	(8)
Parkhotel Radebeul Betriebsgesellschaft mbH, Radebeul		100.0	100.0			

Name and registered office	Bank Austria[7]	Percentage interest total Sect. 16 (4), Stock Corporation Act	of which: held indirectly	Currency	Equity capital in thousands of currency units	Net income in thousands of currency units
Parus Gesellschaft für Immobilienverwaltung mbH, Munich		99.0				
PBK Asset Management Spólka Akcyjna, Warsaw	X	99.9	99.9			
PBK ATUT Towarzystwo Funduszy Inwestyjnych Spólka Akcyjna, Warsaw	X	100.0	100.0			
PBK Inwestycje Spólka Akcyjna, Warsaw	X	100.0	100.0			
PBK Leasing Spólka Akcyjna, Warsaw	X	100.0	100.0			
PBK Nieruchomosci Spólka z ograniczona odpowiedzia, Warsaw	X	100.0	100.0			
PBK Ochrona Spólka Akcyjna, Warsaw	X	100.0	100.0			
Pegasus Bauträger GmbH, Neutraubling		99.0				
Pegasus Project Stadthaus Halle GmbH, Munich		100.0				
Pension Consult Beratungsgesellschaft für Altersvorsorge mbH, Munich		100.0	100.0			
Perterra Gesellschaft für Immobilienverwaltung mbH, Munich		99.0				
Peter Frank GmbH, Vienna	X	100.0	100.0			
PHW Vermögensverwaltung GmbH, Munich		100.0		DEM	648	34,063
PKBL Spólka Akcyjna, Lubin	X	84.5	84.5			
Plan Trade Gesellschaft für Immobilienverwaltung mbH, Munich		100.0				[2,7]
Plottos Verwaltungsgesellschaft mbH & Co. Immobilien- und Vermietungs KG, Munich		100.0	100.0	EUR	(33,090)	(29,551)
Plottos Verwaltungsgesellschaft mbH, Munich		100.0	100.0			
Portia Grundstücks-Verwaltungsgesellschaft mbH & Co. Objekt KG, Ismaning		100.0				
Portia Grundstücksverwaltungs-Gesellschaft mit beschränkter Haftung, Ismaning		100.0				
Prestine International Ltd., Tortola	X	100.0	100.0			
Primeo Fund Limited, George Town	X	100.0	100.0			
Prunus Immobilien- und Projektentwicklungs GmbH, Munich		100.0	100.0			
Quadraterra Gesellschaft für Immobilienverwaltung mbH, Munich		99.0				
Quinterra Gesellschaft für Immobilienverwaltung mbH, Munich		99.0				
R.B.I. spol. sr. o., Bratislava	X	60.0	60.0			
Rana-Liegenschaftsverwertung AG, Vienna	X	99.0	99.0			
Rest-Invest Spólka z ograniczona odpowiedzi alnosica, Warsaw	X	100.0	100.0			
Rhapsody Limited Partnership, George Town	X	58.0	58.0			
Rhoterra Gesellschaft für Immobilienverwaltung mbH, Munich		99.0				
Richland Hills Center L.P., Dallas		100.0	100.0	USD	5,183	316
Risklab GmbH Private Research Institute for Financial Studies, Munich		100.0	100.0			
Riverplate Finance Ltd., London	X	85.0	85.0			
Rolin Grundstücksplanungs- und -verwaltungsgesellschaft mbH, Munich		100.0	100.0	EUR	2,732	1,016
Roncasa Immobilien-Verwaltungs GmbH, Munich		90.0	90.0	EUR	(30,166)	4
Rotus Immobilien-Verwaltungs GmbH & Co. Objekt Eggenfeldener Straße KG, Munich		97.0	97.0	EUR	(44,303)	1,882
Rotus Immobilien-Verwaltungs GmbH, Munich		100.0	100.0			
RR Fund, Dublin		100.0	100.0			

Name and registered office	Bank Austria[7]	Percentage interest total Sect. 16 (4), Stock Corporation Act	of which: held indirectly	Currency	Equity capital in thousands of currency units	Net income in thousands of currency units
Rudolf Hinterecker GmbH, Vienna	X	100.0	100.0			
Salvatorplatz-Grundstücksgesellschaft mbH & Co. OHG Saarland, Munich[6]		100.0				
Salvatorplatz-Grundstücksgesellschaft mbH, Munich		100.0				
Saphira Immobilien- und Projektentwicklungs GmbH & Co. Frankfurt City West Office Center und Wohnbau KG, Munich		99.0	99.0	EUR	0	86,945
Saphira Immobilien- und Projektentwicklungs GmbH, Munich		99.0	99.0			
SCB Industriebeteiligungen 1989 Gesellschaft m.b.H., Vienna	X	100.0	100.0	EUR	(10,594)	(4)
Schäffler-Block Objekt-GmbH & Co KG, Munich		100.0	1.0	EUR	3,612	0
Schäffler-Hof Objektgesellschaft Beteiligungs-GmbH, Munich		100.0				
Schloßberg-Projektentwicklungs-GmbH und Co 683 KG, Munich		99.0	99.0			
Schoeller – Dienstleistungs GmbH, Vienna		100.0	100.0	EUR	(1,099)	[1]
Schoeller Capital Management AG, Vienna		100.0	100.0	EUR	15,233	[1]
Schoeller Leasing Gesellschaft m.b.H., Vienna		100.0	100.0			
Schoeller Leasing Gesellschaft mbH & Co. KG, Vienna		100.0	100.0			
Schönefeld Wohn- und Gewerbebau GmbH & Co. »Neues Wohnen« KG, Schönefeld		99.0	99.0	EUR	(4,584)	0
Schönefeld Wohn- und Gewerbebau GmbH & Co. Dorfanger KG, Schönefeld		90.0	90.0			
Schönefeld Wohn- und Gewerbebau GmbH, Schönefeld		99.0	99.0			
Selfoss Verwaltungsgesellschaft mbH, Munich		100.0	100.0			
Self Trade Casino SA, Paris		51.0	51.0			
SFB Stockerauer Finanzierungsberatungs- und Beteiligungsgesellschaft m.b.H., Stockerau	X	100.0	100.0			
Shop in der Kunsthalle GmbH München, Munich		100.0				
SIA VereinsLeasing Riga, Riga		100.0	100.0			
Simon AG i.L., Düsseldorf		<100.0		DEM	5,574	819
Sirius Immobilien- und Projektenwicklungs GmbH, Munich		99.0	99.0	EUR	(141,040)	17,319
SKWB Schoellerbank Financial Services GmbH, Vienna		100.0	100.0			[1]
SKWB Schoellerbank Invest AG, Salzburg		100.0	100.0	EUR	3,093	460
sm-end-2-end.de AG, Munich		67.0				
Softwareservice- und -beratungsges. m.b.H., Vienna	X	100.0	100.0			
Solos Immobilien- und Projektentwicklungs GmbH & Co. Sirius Beteiligungs KG, Munich		100.0	100.0	EUR	(28,356)	(14)
Solos Immobilien- und Projektentwicklungs GmbH, Munich		100.0	100.0			
SR Immobilien Verwaltungs GmbH, Munich		100.0				
ST Liegenschaftsverwertungs Aktiengesellschaft, Vienna	X	99.7	99.7	EUR	9,129	498
STEL-Holding GmbH, Vienna	X	99.8	99.8			
Steyr Mannlicher Aktiengesellschaft & Co KG, Steyr	X	100.0	100.0	EUR	169	(3,714)
Steyr-Mannlicher Aktiengesellschaft, Steyr	X	100.0	100.0			
Suhler Jagd- und Sportwaffen GmbH, Suhl	X	51.0	51.0			
Surfside Vermont Real Estate Corporation I (SVRECI), New York		100.0				
Synterra Gesellschaft für Immobilienverwaltung mbH, Munich		99.0				

Name and registered office	Bank Austria[7]	Percentage interest total Sect. 16 (4), Stock Corporation Act	of which: held indirectly	Currency	Equity capital in thousands of currency units	Net income in thousands of currency units
T & P Frankfurt Development B.V., Amsterdam		87.5	87.5	EUR	(7,456)	(2,114)
T & P Vastgoed Stuttgart B.V., Amsterdam		87.5	87.5	EUR	(15,694)	(7,003)
Tai Tam Limited, London		100.0				
Teledata Consulting und Systemmanagement Gesellschaft m.b.H., Vienna	X	100.0	100.0			
Terra Magna Gesellschaft für Immobilienverwaltung mbH, Munich		99.0				
Terronda Development B.V., Amsterdam		100.0	100.0			
The CA Management Company Ltd., St. Peter Port	X	100.0	100.0			
The Greater Manchester Property Enterprise Fund Limited, London		100.0	100.0	GBP	1,497	1,300
TL 1 Tank Leasing Verwaltungsgesellschaft mbH, Camin		100.0	100.0			
TL Dritte Tank Leasing Verwaltungsgesellschaft mbH, Hamburg		100.0	100.0			
TL Fünfte Tank Leasing GmbH & Co. KG, Camin		100.0	100.0			
TL Zweite Tank Leasing Verwaltungsgesellschaft mbH, Camin		100.0	100.0			
Tolmers Company, Dublin		100.0	100.0			
Towarzystwo Ubezpieczeniowe PBK Spólka Akcyjna, Warsaw	X	100.0	100.0			
Transterra Gesellschaft für Immobilienverwaltung mbH, Munich		99.0				
Treuconsult Beteiligungsgesellschaft m.b.H. & Co Geschäftsausstattungsleasing KG, Vienna	X	100.0	100.0			
Treuconsult Beteiligungsgesellschaft m.b.H. & Co.KG, Vienna	X	100.0	100.0			
Treuconsult Beteiligungsgesellschaft m.b.H., Vienna	X	100.0	100.0	EUR	93,760	297
Triterra Gesellschaft für Immobilienverwaltung mbH, Munich		99.0				
TSG EDV-Terminal-Service Ges.m.b.H., Vienna	X	100.0	100.0			
Tumulus B.V., Amsterdam		61.7	61.7			
TWS Transportmittel-Vermietung Beteiligungsgesellschaft mbH, Camin		100.0	100.0			
TWS Transportmittel-Vermietung GmbH & Co. KG, Camin		100.0	100.0	EUR	2,856	16
UBF Mittelstandsfinanzierungs AG, Vienna	X	100.0	100.0			
Ubiterra Gesellschaft für Immobilienverwaltung mbH, Munich		100.0	100.0			
Union Verwaltungs- und Treuhand-Gesellschaft mit beschränkter Haftung, Hamburg		100.0	100.0			
Universale-Bau Aktiengesellschaft, Vienna	X	100.0	100.0	EUR	67,151	2,552
group with subsidiaries:						
»Bruno Freibauer-Fonds« Unterstützungseinrichtung GmbH, Vienna	X	100.0	100.0			
»Unimac« Planungs- und Baugesellschaft m.b.H., Vienna	X	100.0	100.0			
»Universale-Bau« Gesellschaft m.b.H., Munich	X	100.0	100.0			
Arpad Center Invest. und Dienstleistungsbauges.m.b.H., Budapest	X	74.1	74.1			
Bautechnische Prüf- u. Versuchsanstalt Gesellschaft m.b.H., Maria Lanzendorf	X	100.0	100.0			
CARE-Realitäten Ges.m.b.H. & Co. KG, Vienna	X	100.0	100.0			
CARE-Realitäten Ges m.b.H., Vienna	X	100.0	100.0			

Name and registered office	Bank Austria[7]	Percentage interest total Sect. 16 (4), Stock Corporation Act	of which: held indirectly	Currency	Equity capital in thousands of currency units	Net income in thousands of currency units
Dritte UNIPRO Immobilien-Projektierungs-gesellschaft m.b.H, Berlin	X	100.0	100.0			
Erste UNIPRO Immobilien-Projektierungs-gesellschaft m.b.H., Berlin	X	100.0	100.0			
Fröhlich, Bau- und Zimmereiunternehmen, Gesellschaft m.b.H., Kapfenberg	X	100.0	100.0			
Grund- und Sonderbau Gesellschaft m.b.H., Vienna	X	100.0	100.0			
GRUWA Grundbau und Wasserbau GmbH, Berlin	X	100.0	100.0			
H. Schu & Co. Spezial-Abbruchunternehmen Gesellschaft m.b.H., Vienna	X	100.0	100.0			
Hazet Bauunternehmung GmbH & Co KG, Vienna	X	100.0	100.0			
HAZET Bauunternehmung GmbH, Vienna	X	100.0	100.0			
Ing. Arnulf Haderer Gesellschaft m.b.H., Vienna	X	100.0	100.0			
International Business Center Kft., Budapest	X	100.0	100.0			
ISB Universale Bau GmbH, Brandenburg	X	100.0	100.0			
Objekta Errichtungs- und Verwertungsgesellschaft m.b.H., Salzburg	X	100.0	100.0			
OEKOTECHNA Entsorgung- und Umwelttechnik Gesellschaft m.b.H., Vienna	X	100.0	100.0			
P & U Büro- und Wohnparkerrichtungsges.m.b.H., Vienna	X	100.0	100.0			
PMG Bauprojektmanagementgesellschaft m.b.H., Vienna	X	100.0	100.0			
Property Partners Service- und Investitions-ges.m.b.H, Budapest	X	100.0	100.0			
UIB Universale Bau Holding Gesellschaft m.b.H., Berlin	X	100.0	100.0			
Union – Baugesellschaft, Baumaschinenhandels KG, Vienna	X	100.0	100.0			
Universale Bahnbau Gesellschaft m.b.H., Salzburg	X	100.0	100.0			
Universale Belgium S.A., Uccle, Brussels	X	100.0	100.0			
Universale Budapest Kft., Budapest	X	100.0	100.0			
Universale International Gesellschaft m.b.H., Vienna	X	100.0	100.0			
Universale International Projektmanagement GmbH, Berlin	X	100.0	100.0			
Universale International spol s.r.o., Prague	X	100.0	100.0			
Universale-International Projektszervezesi Kft., Budapest	X	100.0	100.0			
Weinfried Bauträger Gesellschaft m.b.H., Vienna	X	100.0	100.0			
Zapadni Trgovacki Centar d.o.o., Rijeka	X	100.0	100.0			
Zitna Building s.r.o., Prague	X	100.0	100.0			
Zweite Unipro Immobilien-Projektierungs-gesellschaft m.b.H., Berlin	X	100.0	100.0			
Uraby Limited, Dublin		100.0	100.0			
US Office Great American Tower L.P., Dallas		100.0	100.0			
US Office III L.P., Dallas		100.0	100.0			
US Office IV L.P., Dallas		100.0	100.0			
US Office V L.P., Dallas		100.0	100.0			
US Office VII L.P., Dallas		100.0	100.0			
US Property Investments Inc., Dallas		100.0	100.0	USD	44,383	3,337
USI-Investments Inc., New York		100.0	100.0	USD	562	1,297
V.M.G. Vermietungsgesellschaft mbH, Munich		100.0	100.0			

Name and registered office	Bank Austria[7]	Percentage interest total Sect. 16 (4), Stock Corporation Act	of which: held indirectly	Currency	Equity capital in thousands of currency units	Net income in thousands of currency units
VB Europa Erste Immobilien – Objekt Niederlande – Verwaltungs GmbH, Hamburg		100.0	100.0	EUR	1,740	751
VB Europa Immobilien Verwaltungs GmbH, Hamburg		100.0	100.0			
VB Fund Services Limited, Dublin		100.0	100.0			
VB Private Equity GmbH, Hamburg		100.0	100.0			
VB Treuhand GmbH, Hamburg		100.0	100.0			
VB USA Immobilien Verwaltung GmbH, Hamburg		100.0	100.0			
VCI Volta Center Immobilienverwaltungs GmbH, Munich		99.0	99.0	EUR	(32,632)	0
Vega Informatik Projekt Consult EDV-Software-entwicklungsgesellschaft m.b.H., Vienna	X	100.0	100.0			
Verba Verwaltungsgesellschaft mbH, Munich		64.3				
Vereinsbank Leasing International GmbH & Co KG, Hamburg		100.0	100.0			
Vereinsbank Leasing International Verwaltungs-gesellschaft mbH, Hamburg		100.0	100.0			
Vereinsbank-Immobilien-Verwaltungs GmbH, Hamburg		100.0	100.0	EUR	1,915	646
Vereinsbank-Internationale-Immobilien-Verwaltungs GmbH, Hamburg		100.0	100.0	EUR	807	439
VereinWest Overseas Finance (Jersey) Limited, St. Helier		100.0	100.0			
Verwaltung Grundstücksgesellschaft Geibelstraße Leipzig mbH, Nuremberg		100.0	100.0			
Verwaltung Grundstücksgesellschaft Schuhhagen Greifswald mbH, Nuremberg		100.0	100.0			
Verwaltungsgesellschaft Katharinenhof mbH, Hamburg		100.0	100.0			
Vivaterra Gesellschaft für Immobilienverwaltung mbH, Unterföhring		99.0				
Von Ernst Capital Management SA, Luxembourg		100.0	100.0	CHF	10,748	10,308
Von Ernst Deutschland Gesellschaft für Vermögens-planung mbH, Frankfurt/Main		100.0	100.0			
Von Ernst Fund Management AG, Berne		100.0	100.0	CHF	10,548	3,110
Von Ernst Trust & Consulting AG, Zurich		100.0	100.0			
VuWB Investments Inc., New York		100.0	100.0			
VV City General Partner Ltd., London		100.0	100.0			
VV CR 1 s.r.o., Prague		100.0	100.0			
VV Edinburgh General Partner Ltd., London		100.0	100.0			
VV Edinburgh Retail Warehouse General Partner Ltd., London		100.0	100.0			
VV Epsom General Partner Ltd., London		100.0	100.0			
VV General Partner Ltd., London		100.0	100.0			
VV Hungaria I Szolgaltato es Tanacsado Kft., Budapest		100.0	100.0			
VV Immobilien Verwaltungs GmbH, Munich		70.0		DEM	2,090	1,090
VV Milton Keynes General Partner Ltd., London		100.0	100.0			
VV Nominees Ltd., London		100.0	100.0			
VV Northampton General Partner Ltd., London		100.0	100.0			
VV Northhampton (No 2) General Partner Ltd., London		100.0	100.0			
VV Real Property G.P. Limited, London		100.0	100.0			
VV Redhill General Partner Ltd., London		100.0	100.0			
VV Soho General Partner Ltd., London		100.0	100.0			
VV Stockton General Partner Ltd., London		100.0	100.0			
VV Taunton General Partner Ltd., London		100.0	100.0			
VV Wolverhampton General Partner Ltd., London		100.0	100.0			

Name and registered office	Bank Austria[7]	Percentage interest total Sect. 16 (4), Stock Corporation Act	of which: held indirectly	Currency	Equity capital in thousands of currency units	Net income in thousands of currency units
VVB Gesellschaft zur Vermittlung von Finanz-dienstleistungen mbH, Munich		100.0	80.0			
VYY-Vermögensverwaltungsgesellschaft m.b.H., Vienna	X	100.0	100.0			
WBI Beteiligungs Ges.m.b.H., Vienna	X	100.0	100.0	EUR	240,196	7,887
WEAG Leasing Gesellschaft m.b.H., Vienna	X	100.0	100.0			
WEILBURG Grundstückvermietungsgesellschaft m.b.H., Vienna	X	100.0	100.0	EUR	2,535	(294)
Westfalen Immobilien-Servicegesellschaft mbH, Bochum		100.0	100.0			
Westfalen Kapitalverwaltungsgesellschaft mbH, Bochum		100.0	100.0			
Westhyp Finance B.V., Amsterdam		100.0	100.0	EUR	1,498	476
Westhyp Immobilien Holding GmbH, Dortmund		100.0	100.0			
WestHyp Immobilien Management GmbH, Dortmund		100.0	100.0			
WHI-Württemberger Hypo Immobilienbewertungs- und Beratungsgesellschaft mbH, Stuttgart		100.0	100.0			
WIGAST Gesellschaft m.b.H., Vienna	X	100.0	100.0	EUR	10,627	7,138
Wirtschaftsverein der Angestellten der Creditanstalt-Bankverein, reg. Gen.m.b.H., Vienna	X	54.7	54.7	EUR	9	(1,649)
Wochenkurier Verlagsgesellschaft mbH, Hagen		75.0	75.0	EUR	590	538
Wüstenrot stambena stedionica d.d., Zagreb	X	100.0	100.0	EUR	3,602	(1,395)
Zentralexport Handelsgesellschaft m.b.H., Vienna	X	100.0	100.0			
2 Associated companies						
2.1 Companies valued at equity[4]						
2.1.1 Banks and financial institutions						
Adria Bank Aktiengesellschaft, Vienna	X	29.3	29.3	EUR	27,719	954
B.I.I. Creditanstalt International Bank Ltd., George Town	X	50.0	50.0	KYD	12,795	2,669
Banco B.I. Creditanstalt S.A., Buenos Aires	X	50.0	50.0	ARS	54,600	5,386
Banco Popular Hipotecario S. A., Madrid		<50.0		EUR	79,941	5,313
Bank für Kärnten und Steiermark Aktiengesellschaft, Klagenfurt	X	29.1	29.1	EUR	170,582	12,427
Bank für Tirol und Vorarlberg Aktiengesellschaft, Innsbruck	X	41.7	41.7	EUR	204,913	22,093
Bausparkasse Wüstenrot Aktiengesellschaft, Salzburg	X	26.0	26.0	EUR	329,216	6,847
International Moscow Bank, Moscow		41.0		USD	80,396	24,122
Investkredit Bank AG, Vienna	X	26.7	26.7	EUR	269,381	20,930
Oberbank AG, Linz	X	32.4	32.4	EUR	379,234	27,271
Oesterreichische Kontrollbank Aktiengesellschaft, Vienna	X	49.2	49.2	EUR	231,194	27,569
2.1.2 Other companies[4]						
3. Anlagen Vermietung Gesellschaft m.b.H., Vienna	X	50.0	50.0			
Incorporated in the subgroup totals for Bank Austria Creditanstalt Leasing GmbH, Vienna (see "Subsidiaries/ *Consolidated subsidiaries*" below):						
Bank Austria – Wiener Städtische KFZ Leasing GmbH, Vienna	X	50.0	50.0			

Name and registered office	Bank Austria[7]	Percentage interest total Sect. 16 (4), Stock Corporation Act	of which: held indirectly	Currency	Equity capital in thousands of currency units	Net income in thousands of currency units
Bank Austria Leasing IMMORENT Immobilienleasing GmbH, Vienna	X	50.0	50.0			
Brewo Grundstücksverwaltungs-Gesellschaft m.b.H., Vienna	X	25.0	25.0			
CAC Leasing Slovakia a.s., Bratislava	X	30.0	30.0			
CAC-Leasing a.s., Prague	X	50.0	50.0			
CALG Hotelbetrieb GmbH, Vienna (subsidiary)	X	100.0	100.0			
Creditanstalt-SKB Leasing d.o.o., Ljubljana	X	40.0	40.0			
Die Erste-Immorent-Z-Einrichtungshausverwertungsgesellschaft m.b.H., Vienna	X	33.2	33.2			
Eurolease Immorent Grundverwertungsgesellschaft m.b.H., Vienna	X	50.0	50.0			
FAMWAG Gebäudemanagement Ges.m.b.H., Vienna	X	26.0	26.0			
Hotel Heiligenblut Betriebs GmbH NfG. KG, Vienna (subsidiary)	X	100.0	100.0			
HYPO-BA Leasing Süd GmbH, Klagenfurt	X	50.0	50.0			
Immorent-Theta Grundverwertungsgesellschaft m.b.H., Vienna	X	50.0	50.0			
LBL drei Grundstückverwaltung Gesellschaft m.b.H., Vienna	X	33.4	33.4			
LBL eins Grundstückverwaltung Gesellschaft m.b.H., Vienna	X	25.0	25.0			
Liba Grundstücksverwaltungs-Gesellschaft m.b.H., Vienna	X	50.0	50.0			
Neubau Augasse 9 Errichtungs- und Vermietungsgesellschaft m.b.H., Vienna	X	50.0	50.0			
Objekt-Lease Grundstücksverwaltungsgesellschaft m.b.H., Vienna	X	50.0	50.0			
Purge Grundstücksverwaltungs-Gesellschaft m.b.H., Vienna	X	50.0	50.0			
Rembra Leasing Gesellschaft m.b.H., Vienna	X	50.0	50.0			
RIL II Raiffeisen Immobilien Leasing Ges.m.b.H., Vienna	X	50.0	50.0			
Schul- und Amtsgebäude Grundstücksverwaltungsgesellschaft m.b.H., Graz	X	33.3	33.3			
Schulerrichtungsgesellschaft m.b.H., Vienna	X	50.0	50.0			
Steyba Grundstücksverwaltungsgesellschaft m.b.H., Vienna	X	50.0	50.0			
BBA Finanz- und Unternehmensbeteiligungs Gesellschaft m.b.H., Vienna (subsidiary)	X	100.0	100.0	EUR	296,809	103,170
Bode Grabner Beye AG & Co. KG, Grünwald		49.0	49.0			
CA Versicherung AG, Vienna	X	50.0	50.0	EUR	9,470	2,283
Daihatsu Autohandelsgesellschaft m.b.H., Vienna	X	20.0	20.0			
G+J Business Channel GmbH, Munich		40.0	40.0	EUR	2,161	(5,769)
HI-Vermögensverwaltungsgesellschaft mbH, Munich		49.8		EUR	657,190	22,596
LBL-Immorent Leasingsgesellschaft m.b.H., Vienna	X	50.0	50.0			
Sun F. & C. Asset Management (India) Pvt. Limited, Mumbai		43.5	43.5	EUR	2,900	(441)
Union Versicherungs-Aktiengesellschaft, Vienna	X	33.3	33.3	EUR	34,051	5,683
Wegraz Immobilien Treuhand und Bauträger GmbH, Graz	X	50.0	50.0			

Name and registered office	Bank Austria[7]	Percentage interest total Sect. 16 (4), Stock Corporation Act	of which: held indirectly	Currency	Equity capital in thousands of currency units	Net income in thousands of currency units
2.2 Minor associated companies[4]						
2.2.1 Banks and financial institutions						
»AirPlus« Air Travel Card Vertriebsgesellschaft m.b.H., Vienna	X	33.3	33.3			
Österreichische Hotel- und Tourismusbank Gesellschaft m.b.H., Vienna	X	50.0	50.0	EUR	25,970	430
SBR »Samopomoc Chlopska«, Warsaw (share of voting rights: 49.2)		74.4	74.4	PLN	21,917	1,246
Schwäbische Bank AG, Stuttgart		25.1		DEM	33,559	5,031
2.2.2 Other companies						
Babcock & Brown GmbH, Munich		50.0				
Bode Grabner Beye AG, Grünwald		49.0	49.0			
Aerodrom Bureau Verwaltungs GmbH, Berlin		32.0	32.0			
Airport Bureau Verwaltungs GmbH, Berlin		32.0	32.0			
Amastria-CA Finanzierungsberatung Gesellschaft m.b.H., Vienna	X	50.0	50.0			
Austria Ticket Ges. m.b.H., Vienna	X	42.9	42.9			
B.V. Verenigd Onroerendgoed Vermogen, Amsterdam		50.0	50.0	NLG	127,038	6,078
Bavaria Finance Holdings, LLC, New York		49.0	49.0	USD	17,882	(493)
Bethmann Liegenschafts KG, Frankfurt/Main		50.0	50.0	EUR	11,248	2,337
BFAG – Holding Gesellschaft m.b.H, Vienna	X	46.1	46.1	EUR	3,528	423
Blauwkruid B.V., Rotterdam		50.0	50.0			
Brau und Brunnen Versicherungs-Vermittlungs-gesellschaft mbH, Dortmund		50.0	50.0			
CA Global Property Internationale Immobilien AG, Vienna	X	29.5	29.5			
CALG 435 Grundstückverwaltung GmbH, Vienna	X	50.0	50.0			
CALG Secunda Grundstückverwaltung GmbH, Vienna	X	25.0	25.0			
CALG Vomido Grundstückverwaltung GmbH, Vienna	X	50.0	50.0			
CMP Capital Management Partners GmbH, Berlin		40.5				
Cruquius Park Vastgoed B.V., Best		26.5	26.5			
Deruko Handelsgesellschaft mbH, Luxembourg		24.9	24.9			
DFA Deggendorfer Freihafen Ansiedlungs-GmbH & Co. Grundstücks-KG, Deggendorf		50.0	50.0			
DFA Deggendorfer Freihafen Ansiedlungs-GmbH, Deggendorf		50.0	50.0			
DIA Vermögensverwaltungs-GmbH, Munich		33.0		DEM	4,422	(20)
Dospa Immobilien Leasing Gesellschaft m.b.H., Vienna	X	25.0	25.0			
East Fund Managementberatung GmbH, Vienna	X	49.0	49.0			
EFM Optiva Asset Management, Tartu	X	50.0	50.0			
EFM Private Partners, L.P., George Town	X	50.5	50.5			
Euro Synergies Management S.A., Paris		20.0				
First Liechtenstein Investment Fonds Verwaltungs-Aktiengesellschaft, Vaduz		50.0		CHF	1,598	479
FSB FondsServiceBank GmbH, Unterföhring		50.0	50.0	EUR	5,178	(21)
Garagen-, Einkaufs- und Freizeitzentrum Nassfeld Ges.m.b.H. & Co KG, Villach	X	28.6	28.6			
GED Capital Development S.A., Madrid	X	29.0	29.0			
GED Eastern Fund, Nicosia	X	50.0	50.0			

Name and registered office	Bank Austria	Percentage interest total Sect. 16 (4), Stock Corporation Act	of which: held indirectly	Currency	Equity capital in thousands of currency units	Net income in thousands of currency units
GfA-Gesellschaft für Anwendungsentwicklung mbH, Stuttgart		33.3	33.3			
Global Life Science Limited Partnership, St. Peter Port		25.0		EUR	17,615	(1,482)
Górnoslaski Fundusz Restrukturyzacyjny Spólka Akc, Katowice	X	50.0	50.0			
GrECo International Aktiengesellschaft, Vienna	X	20.0	20.0	EUR	3,225	1,315
Heizkraftwerk Cottbus Verwaltungs GmbH, Munich		33.3				
Heizkraftwerke-Pool-Verwaltungs-GmbH, Munich		33.3				
Hofgarten Grundbesitz Verwaltung GmbH, Berlin		49.6	49.6			
Hofgarten Real Estate B.V., Amsterdam		47.2	47.2	EUR	(30,504)	(9,841)
Hutter & Schrantz Aktiengesellschaft, Vienna	X	33.9	33.9			
IBJ-BA Consulting Investitionsberatung GmbH, Vienna	X	50.0	50.0			
ILD Joint Venture Ltd., Gdynia	X	47.0	47.0	EUR	(11,279)	(1,024)
Immotrust Anlagen Aktiengesellschaft, Vienna	X	25.0	25.0	EUR	47,803	819
Informations-Technologie Austria GmbH, Vienna	X	74.0	74.0	EUR	15,361	10
Interfinanziaria S.A., Lugano		33.3	33.3			
IPG-Industriepark Györ Projektierungsgesellschaft m.b.H., Vienna	X	40.0	40.0			
itp Finanzservice Verwaltungsgesellschaft mbH, Paderborn		30.0				
Kallco Projekt Donaufelderhof GmbH, Vienna	X	40.0	40.0			
Kapital-Beteiligungs Aktiengesellschaft, Vienna	X	20.0	20.0	EUR	8,675	203
Katowicki Hurt Towarowy Spólka Akcyjna, Katowice	X	34.0	34.0			
Lambacher HITIAG Leinen Aktiengesellschaft, Stadl-Paura	X	45.5	45.5	EUR	7,910	(2,076)
Leasing 431 Grundstückverwaltung Gesellschaft m.b.H., Vienna	X	20.4	20.4			
Leasing 439 GmbH, Vienna	X	50.0	50.0			
Life Science Ventures GmbH Global Equity Advisers, Munich		33.4				
Lorit Immobilien Leasing Gesellschaft m.b.H., Vienna	X	25.0	25.0			
M.A.I.L. Finanzberatung GmbH, Vienna	X	49.0	49.0	EUR	5,774	1,408
MOC Verwaltungs GmbH & Co. Immobilien KG, Munich		23.0	23.0	EUR	(10,933)	(3,586)
MOC Verwaltungs GmbH, Munich		23.0	23.0			
MUC-Gewerbepark Hallbergmoos GmbH & Co. Grundstückserschließungs-KG, Munich		40.0	40.0	EUR	(4,504)	(106)
MUC-Gewerbepark Hallbergmoos GmbH, Munich		40.0	40.0			
OC Immobilienverwaltungs-GmbH, Frankfurt/Main		50.0	50.0			
OC Orga Consult GmbH & Co. Baubetreuungs-KG, Frankfurt/Main		50.0	50.0			
ÖHFT- Vermögensverwaltungsgesellschaft m.b.H., Vienna	X	25.0	25.0	EUR	2,407	105
Österreichische Wertpapierdaten Service GmbH, Vienna	X	29.7	29.7			
Palatin Grundstückverwaltungs Gesellschaft m.b.H., Stockerau	X	50.0	50.0			
PDF Project Development Fund GmbH & Co. KG, Munich		25.0		DEM	3,872	(28)
PDF Project Development Fund Management GmbH, Munich		25.0				
PGRI »Aktyn« Sp. z o.o., Warsaw		47.0	47.0	PLN	11,280	5,010
Piaszter 68 Fund, Budapest	X	42.7	42.7			
Polish Banking Systems S.A., Warsaw		48.9	48.9			
Projekt-GbR Kronstadter Strasse Munich, Munich		50.0	50.0	EUR	(19,095)	0

Name and registered office	Bank Austria[7]	Percentage interest total Sect. 16 (4), Stock Corporation Act	of which: held indirectly	Currency	Equity capital in thousands of currency units	Net income in thousands of currency units
Przedsiebiorstwo Produkcjno-Uslugowe Budpress Sp. z o.o., Warsaw		36.2	36.2			
Railterra Immobilienverwaltungs GmbH, Munich		33.0	33.0	EUR	(7,378)	243
RCB Hotelbeteiligungs-GmbH, Klagenfurt	X	50.0	50.0			
Rudolf Lechner & Sohn Verlags- & Commissions-buchhandlung Aktiengesellschaft (in liquidation), Vienna	X	23.0	23.0			
Sano Grundstücks-Vermietungsgesellschaft mbH & Co. Objekt Dresden KG, Düsseldorf		33.3	33.3	EUR	11	(437)
S-Informatik Gesellschaft m.b.H., Vienna	X	40.0	40.0			
SK BV Grundstücksentwicklung GmbH & Co. KG, Cologne		25.0	25.0			
SK BV Grundstücksentwicklung Verwaltung GmbH, Cologne		50.0	50.0			
Soma Grundstücks-Vermietungsgesellschaft mbH & Co. Objekt Darmstadt KG, Düsseldorf		33.3	33.3	EUR	11	(678)
Sparkassen-Haftungs Aktiengesellschaft, Vienna	X	28.3	28.3			
Spoorstaete Beheer B.V., Amersfoort		50.0	50.0			
Super Media Holding Spólka Akcyjna, Warsaw	X	25.0	25.0			
TAW Trade Corporation Ptd Ltd., Singapore	X	50.0	50.0			
TC TrustCenter GmbH, Hamburg		25.0		DEM	37,534	(1,632)
Terreno Grundstücksverwaltung GmbH & Co Entwicklungs- und Finanzierungsvermittlungs-KG, Munich		50.0	50.0	EUR	(254,455)	4,358
Terreno Grundstücksverwaltung GmbH & Co. Objektgesellschaft Grillparzerstrasse, Munich		50.0		EUR	(26,316)	0
Terreno Grundstücksverwaltung GmbH & Co. Objektgesellschaft Hallbergmoos I, Munich		50.0		EUR	(9,856)	1,059
Terreno Grundstücksverwaltung GmbH & Co. Objektgesellschaft Hallbergmoos II, Munich		50.0		EUR	(18,332)	(2)
Terreno Grundstücksverwaltung GmbH & Co. Objektgesellschaft Köln, Munich		50.0	50.0	EUR	(18,516)	0
Terreno Grundstücksverwaltung GmbH, Munich		50.0	50.0			
Tishman Speyer Berlin GmbH & Co. Friedrichstrasse KG, Berlin		49.0	6.0	EUR	(229,749)	(121,496)
TISI Leasing Gesellschaft mbH, Vienna	X	30.0	30.0			
Tremonis GmbH, Brauerei-Nebenerzeugnisse, Dortmund		44.5	44.5			
Udeko Handelsgesellschaft mbH, Luxembourg		24.9	24.9			
Unitas Wohnbau Ges.m.b.H., Vienna	X	49.0	49.0			
VBV acht Anlagen Vermietung Gesellschaft m.b.H., Vienna	X	25.0	25.0			
Vereinigte Pensionskasse Aktiengesellschaft, Vienna	X	30.1	30.1	EUR	15,076	725
Vierte Airport Bureau Center KG, Areal Bau-Investitionen GmbH & Co., Berlin		32.0	32.0	EUR	900	(5,980)
WBRM-Holding GmbH, Essen		50.0		DEM	165,976	(14,743)
Wika Leasing Gesellschaft m.b.H., Vienna	X	25.0	25.0			
Wisus Beteiligungs GmbH & Co. Zweite Vermietungs-KG, Munich		33.0	33.0	EUR	2,223	(289)
Wohndomicil Am Henningbach Grundstücksentwicklungs GmbH & Co. Objekt Markt Schwaben KG i.L., Munich		50.0	50.0			
Wohndomicil Am Henningbach Grundstücksentwicklungs GmbH, Munich		50.0	50.0			

Name and registered office	Bank Austria[7]	Percentage interest total Sect. 16 (4), Stock Corporation Act	of which: held indirectly	Currency	Equity capital in thousands of currency units	Net income in thousands of currency units
3. Holdings of 20% to 50% without significant influence						
3.1 Banks and financial institutions						
August Lenz & Co., Munich[5]		47.5				
Bankhaus C.L. Seeliger, Wolfenbüttel[5]		28.4	28.4			
Clearing Bank Hannover AG, Hanover		33.3	33.3	EUR	5,272	(1,834)
Deutsche Schiffsbank AG, Bremen and Hamburg		20.0	20.0	EUR	226,196	24,031
Hansa-Nord-Lux Managementgesellschaft, Luxembourg		50.0	50.0	EUR	1,417	277
Notartreuhandbank AG, Vienna	X	25.0	25.0	EUR	5,524	497
Wiener Kreditbürgschaftsgesellschaft m.b.H., Vienna	X	24.5	24.5	EUR	4,378	37
3.2 Other companies[4]						
»Uni« Gebäudemanagement GmbH, Linz	X	50.0	50.0			
A. Asmussen GmbH, Hamburg		50.0	50.0			
ABO Asphalt-Bau Oeynhausen GmbH, Oeynhausen	X	32.5	32.5	EUR	231	1,165
AdAstra Erste Beteiligungs GmbH, Munich share of voting rights: 14.97%		49.0				
Akbar Marketing e Servicos Lda, Conchelho de Funchal	X	48.0	48.0			
Allgäuer Brauhaus AG, Kempten		32.1		DEM	10,653	365
Allgemeine Baugesellschaft – A. Porr Aktiengesellschaft, Vienna	X	32.6	32.6			
Allgemeine Baugesellschaft – A.Porr AG & Universale-Bau AG, OHG zur Errichtung von Eigentumswohnungen, Vienna	X	50.0	50.0			
Allianz Immobilienfonds GmbH & Co. 2 KG, Munich		41.7	41.7			
Allrisk Bau-Versicherungsdienst Gesellschaft m.b.H., Vienna	X	26.0	26.0			
Arwag Wohnpark Fockygasse Vermietungsges.m.b.H. & Co KEG, Vienna	X	42.9	42.9			
Asphaltmischwerk Betriebsgesellschaft m.b.H. & Co. KG, Rauchenwarth	X	20.0	20.0			
Asphaltmischwerk Betriebsgesellschaft m.b.H., Rauchenwart	X	20.0	20.0			
Athlon Place Verwaltung und Versorgungsgesellschaft mbH, Frankfurt/Main		20.0	20.0			
Austria Rail Engineering Österreichische Eisenbahn Transport Planungs- und Beratungsgesellschaft m.b.H., Vienna	X	40.0	40.0			
AVW Albrecht Vermögensverwaltung Aktiengesellschaft, Buxtehude		49.0	49.0	EUR	16,128	3,311
Babcock & Brown Investment Management Partners LP, Dover		20.0				
Babcock & Brown LP, Dover		20.0				
Banco BBA-Creditanstalt S.A., Sao Paulo	X	48.0	48.0			
Bank Austria Creditanstalt Fuhrparkmanagement GmbH, Vienna	X	50.0	50.0			
Bavaria Filmkunst GmbH, Munich		32.0	32.0	DEM	8,045	776
BayBG Bayerische Beteiligungsgesellschaft mbH, Munich		22.5		DEM	160,550	12,651

Name and registered office	Bank Austria[7]	Percentage interest total Sect. 16 (4), Stock Corporation Act	of which: held indirectly	Currency	Equity capital in thousands of currency units	Net income in thousands of currency units
BBA Creditanstalt Empreendimentos S/C Ltda, Sao Paulo	X	48.0	48.0			
BBW Software GmbH i.L., Frankfurt/Main		33.3				
BEB Bayerische Elektronik Beteiligungs-GmbH & Co. KG, Munich		37.3		DEM	133,960	234
Beteiligung MPV Projektentwicklung GmbH, Hamburg		50.0	50.0			
CA-Gebäudevermietungsgesellschaft m.b.H., Vienna	X	50.0	50.0			
Central Business Center Rt., Budapest	X	33.9	33.9			
clickfish.com GmbH, Hamburg		26.0	26.0	EUR	445	(398)
Continentale Finanzgesellschaft A. Asmussen G.m.b.H. & Co., Hamburg		49.0	49.0			
Corvin Hotel Stadt Salzburg Errichtungs- und Betriebs-AG, Vienna	X	35.5	35.5			
DDSG Blue Danube Schiffahrt GmbH, Vienna	X	50.0	50.0			
Deutsche Structured Finance & Leasing GmbH & Co. Mira KG, Frankfurt/Main		38.6	3.8	EUR	7,691	(9,224)
Edificio Bauvorbereitungs- und Bauträgergesellschaft m.b.H, Vienna	X	50.0	50.0			
Engelbert Rütten Verwaltungsgesellschaft Kommanditgesellschaft, Düsseldorf		30.2				
evosoft softwarevertrieb GmbH, Nuremberg		44.0	44.0			
Fertighauszentrum »Blaue Lagune« Verwaltungs GmbH, Vienna	X	30.0	30.0			
Fertighauszentrum »Blaue Lagune« Verwaltungs GmbH & Co KG, Vienna	X	30.0	30.0			
formac Beteiligungsgesellschaft mbH, Hamburg		33.3	33.3	EUR	(8,672)	2
Fulgurit Beteiligungsgesellschaft mbH, Hamburg		50.0	50.0	EUR	(1,773)	2,141
GermanIncubator Erste Beteiligungs GmbH, Munich (share of voting rights: 10%)		40.0				
GEWOG Gemeinnützige Wohnungsbau-Gesellschaft m.b.H., Vienna	X	20.0	20.0			
Golden Arrow Fund, Perth		24.3		AUD	39,557	(1,785)
GPAO – Gesellschaft für Projekt- und Arbeits-management mbH Ostthüringen/Gera i.L., Gera		26.0				
H & E Holding GmbH & Co. KG, Munich		30.0	30.0	DEM	15,000	3,958
H & E Holding Verwaltungsgesellschaft mbH, Munich		30.0	30.0			
H.F.S. Immobilienfonds GmbH & Co. Deutschland 14 KG, Munich		45.5	45.5			
Hanseatische Verlags-Beteiligungs Aktiengesellschaft, Hamburg		31.3	31.3	EUR	25,254	2,180
Hotel Rügen Betriebs- und Management GmbH, Frankfurt/Main		25.2	25.2			
Immorent-Nike Grundverwertungsgesellschaft m.b.H., Vienna	X	24.5	24.5			
Kappa IT Ventures Beteiligungs GmbH, Bonn		47.6				
Kappa IT Ventures Zweite Beteiligungs GmbH, Bonn		32.5				
Köhler & Krenzer Fashion AG, Ehrenberg		41.9	41.9	EUR	16,640	2,298
Komplett-Bürovermietungsgesellschaft m.b.H., Vienna	X	50.0	50.0			
Licher Privatbrauerei Ihring-Melchior GmbH & Co.KG, Lich		24.8	24.8	EUR	27,460	4,452
Ljubljanska Borza d.d., Ljubljana	X	44.7	44.7			
memIQ AG, Haar		31.1				

Name and registered office	Bank Austria[7]	Percentage interest total Sect. 16 (4), Stock Corporation Act	of which: held indirectly	Currency	Equity capital in thousands of currency units	Net income in thousands of currency units
MMU Gleisbaugerätevermietung GmbH, Vienna	X	50.0	50.0			
MPV Projektentwicklung GmbH & Co. Objekt Schwerin-Krebsförden KG, Hamburg		50.0	50.0	EUR	1,117	(228)
Mühoga Münchner Hochgaragen Gesellschaft mit beschränkter Haftung, Munich		25.0		DEM	3,673	2,032
New Century Kids Verwaltungsgesellschaft mbH, Munich		50.0	50.0			
Osca Grundstücksverwaltungsgesellschaft mbH & Co. KG, Grünwald		27.0	9.0			
OTEGAU Ostthüringer Entwicklungsgesellschaft mbH Arbeit und Umwelt, Gera		23.4				
P.T. South Pacific Viscose, Purkwakarta	X	42.0	42.0			
PATIO Beteiligungsverwaltung AG, Vienna	X	48.4	48.4			
Petrasch Trust spol.s.r.o., Prague	X	50.0	50.0			
PHG POS – Handelsgesellschaft m.b.H., Vienna	X	33.3	33.3			
Ramius Capital Group, L.L.C., New York	X	24.6	24.6			
Realitas Bauträger und Grundstücksverwertungs-ges.m.b.H., Salzburg	X	33.3	33.3			
RFM Asphaltmischwerk GmbH & Co KG, Wienersdorf-Oeyenhausen	X	25.0	25.0			
RFM Asphaltmischwerk GmbH, Wienersdorf-Oeyenhausen	X	25.0	25.0			
Saubermacher Dienstleistungs AG, Graz	X	50.0	50.0	EUR	11,668	1,510
Segmüller-Caldera Grundstücksverwaltungs-gesellschaft bürgerlichen Rechts, Munich		49.0	49.0			
Serra Nova Fomento, Comercial Ltda., Sao Paulo	X	48.0	48.0			
Servolutions GmbH, Berlin		20.0	20.0			
Sitlog GmbH, Schwandorf		26.0	26.0			
Spardat Sparkassen-Datendienst Gesellschaft m.b.H., Vienna	X	31.7	31.7			
Städtebauliche Entwicklungsgesellschaft Kelkheim/Ts. mit beschränkter Haftung, Kelkheim/Taunus		40.0				
Technologie- und Gründerzentrum Gera GmbH, Gera		23.8				
The St. Margarets Limited Partnership, George Town		25.0	25.0			
Time Trucks Lastwagen- und Auflieger Vermietungs- und Leasingges.m.b.H., Tribuswinkel	X	33.3	33.3			
Towarzystwo Ubezpieczen na Zycie Royal PBK Spolka, Warsaw	X	40.0	40.0			
Trinitrade Vermögensverwaltungs-Gesellschaft mit beschränkter Haftung, Munich		39.5				
USI Gaedeke Associates L.P., Dallas		33.5	33.5	USD	56,185	3,373
VB Private Equity Fund I GbR, Hamburg		25.0	25.0	EUR	21,478	(1,862)
VSH Beteiligungsgesellschaft m.b.H., Vienna		25.0	25.0	EUR	1,744	1,084
WED Holding Gesellschaft m.b.H., Vienna	X	48.1	48.1	EUR	11,548	59
Wienerberger Holding GmbH, Vienna	X	50.0	50.0			
WIWAG Betriebsgastronomie, Vienna	X	49.0	49.0			
Wohnbau Tafelgelände Beteiligungs-GmbH, Nuremberg		40.0	40.0			
WWE Wohn- und Wirtschaftspark Entwicklungs-gesellschaft m.b.H., Vienna	X	34.5	34.5			
Z Leasing Metis Immobilien Leasing Gesellschaft m.b.H., Vienna	X	50.0	50.0			
Z-Flats s.r.o., Prague	X	50.0	50.0			

Name and registered office	Percentage share of voting rights	
	total as per Sect. 16 (4), Stock Corporation Act	held indirectly
4 Holdings in large corporations not already shown, with more than 5% of the voting rights		
AKA Ausfuhrkredit-Gesellschaft mbH, Frankfurt/Main	15.4	2.5
Allianz AG, Berlin and Munich	6.8	
Banca di Trento e Bolzano S.p.A., Trient	11.8	
Bürgschaftsbank Schleswig-Holstein GmbH, Kiel	5.3	5.3
Bürgschaftsgemeinschaft Hamburg GmbH, Hamburg	9.7	9.7
Commercial Union Powszechne Towarystwo Emerytalne BPH Cu WBK S.A., Warsaw	10.0	10.0
Credit Foncier et Communal d'Alsace et de Lorraine, Strasbourg	10.4	10.4
Deutsche Börse AG, Frankfurt/Main	8.3	1.7
Gabriel Sedlmayr Spaten-Franziskaner-Bräu Kommanditgesellschaft auf Aktien, Munich	19.0	
GZS Gesellschaft für Zahlungssysteme mit beschränkter Haftung, Frankfurt/Main	6.2	1.5
Huta Ostrowiec S.A., Ostrowiec Swietokrzyski	6.3	6.3
Köllmann Aktiengesellschaft, Wiesbaden	10.0	
Lombardkasse AG, Berlin / Frankfurt/Main	14.7	3.8
Mittelständische Beteiligungsgesellschaft Sachsen mbH, Dresden	11.9	
Münchener Rückversicherungs-Gesellschaft AG, Munich	13.3	
Société Générale de Banques en Côte d'Ivoire S.A., Abidjan	5.1	
Société Générale de Banques au Sénégal S.A., Dakar	5.6	
Towarzystwo Ubezpieczeniowe Compensa S.A., Warsaw	9.5	9.5
Unternehmens Invest AG, Vienna[7]	13.0	13.0
VBW Bauen und Wohnen GmbH, Bochum	10.1	10.1
Wiener Städtische Allgemeine Versicherung Aktiengesellschaft, Vienna[7]	8.0	8.0
Wüstenrot & Württembergische AG, Stuttgart	7.6	

Name and registered office	Percentage interest held by Bayerische Hypo- und Vereinsbank AG	Currency	Subscribed capital, in millions of currency units
5 Other selected holdings of under 20%			
5.1 Banks and financial institutions			
Banco Popular Espanol S.A., Madrid	4.7	EUR	83.2
Bayerische Garantiegemeinschaft mbH für mittelständische Beteiligungen, Munich	10.5	DEM	0.8
BBB Bürgschaftsbank zu Berlin-Brandenburg GmbH, Berlin	5.0	DEM	5.4
Bürgschaftsbank Brandenburg GmbH, Potsdam	7.8	DEM	14.5
Bürgschaftsbank Mecklenburg-Vorpommern GmbH, Schwerin	4.2	DEM	15.8
Bürgschaftsbank Sachsen GmbH, Dresden	4.8	DEM	25.3
Bürgschaftsbank Sachsen-Anhalt GmbH, Magdeburg	6.5	DEM	16.1
Bürgschaftsbank Thüringen GmbH, Erfurt	8.7	DEM	25.3
DEFO-Deutsche Fonds für Immobilienvermögen GmbH, Frankfurt/Main	10.0	DEM	12.0
Liquiditäts-Konsortialbank GmbH, Frankfurt/Main	4.5	DEM	372.0
5.2 Other companies			
BioM Aktiengesellschaft Munich Bio Tech Development, Planegg	10.0	DEM	1.0
BNL-Beteiligungsgesellschaft Neue Länder GmbH & Co. KG, Berlin	13.6	DEM	398.4
CyberCash GmbH, Frankfurt/Main	11.1	EUR	0.1
debis AirFinance B.V., Amsterdam	15.0	NLG	800.0
EURO Kartensysteme EUROCARD und eurocheque Gesellschaft mit beschränkter Haftung, Frankfurt/Main	2.2	DEM	5.0
Gesellschaft des bürgerlichen Rechts Industrie- und Handelskammer/Rheinisch-Westfälische Börse, Düsseldorf[6]	1.5	DEM	1.5
MBG Mittelständische Beteiligungsgesellschaft Rheinland-Pfalz mbH, Mainz	8.7	DEM	5.8
Mittelständische Beteiligungsgesellschaft Berlin-Brandenburg GmbH, Potsdam	11.6	DEM	11.2
Mittelständische Beteiligungsgesellschaft Mecklenburg-Vorpommern mbH, Schwerin	7.7	DEM	10.0
Mittelständische Beteiligungsgesellschaft Sachsen-Anhalt mit beschränkter Haftung, Magdeburg	9.5	DEM	12.6
Mittelständische Beteiligungsgesellschaft Thüringen mbH, Erfurt	13.4	DEM	19.4
Saarländische Kapitalbeteiligungsgesellschaft mbH, Saarbrücken	8.7	DEM	1.5
Vermo Vermögensverwaltungsgesellschaft mbH, Düsseldorf	12.0	DEM	0.6
Volkswagen Leasing GmbH & Co Besitz KG, Pöcking[6]	8.4	DEM	10.1

Notes and comments:
Percentages marked < or > are rounded up or down, to one decimal place, e.g. < 100.0% = 99.99% or > 0.0% = 0.01%

[1] Profit-and-loss transfer to shareholders and partners

[2] HypoVereinsbank has concluded profit-and-loss transfer agreements with the following companies:

	Company	Profit (loss) transferred, €'000
2.1	Financial Markets Service Bank GmbH, Munich	(10,583)
2.2	HVB Asset Management GmbH, Munich	33,575
2.3	Allparta Kapitalbeteiligungs- und Unternehmensberatungs-gesellschaft mit beschränkter Haftung, Munich	2
2.4	HVB Private Clients GmbH, Munich	(490)
2.5	HVB Direkt Gesellschaft für Direktservice und Direktvertrieb mbH, Munich	38
2.6	Hypo-Immobilien-Service Gesellschaft mit beschränkter Haftung, Munich	0
2.7	Plan Trade Gesellschaft für Immobilienverwaltung mbH, Munich	(1,250)

[3] Compliant with Section 264b, German Commercial Code, the company is exempt from the obligation to prepare annual financial statements in accordance with the provisions applicable to corporations

[4] Omission of equity capital and net income is due to the options provided under Section 286 (3) 1 No. 1 (minor importance) or Section 286 (3) No. 2 (major disadvantage), German Commercial Code. Otherwise, amounts shown for subgroups are consolidated figures

[5] Omission of equity capital and net income is due to the options provided under Section 286 (3) 2, German Commercial Code (no disclosure requirement)

[6] Bayerische Hypo- und Vereinsbank AG acts as a partner with unlimited liability for this company. Disclosure requirement compliant with Section 285 No. 11a, German Commercial Code

[7] These companies are included in the list of holdings for the first time due to the integration of the Bank Austria Group

Official euro conversion rates applicable since January 1, 1999:

Austria	1 euro =	13.7603	ATS
Belgium	1 euro =	40.3399	BEF
Finland	1 euro =	5.94573	FIM
France	1 euro =	6.55957	FRF
Germany	1 euro =	1.95583	DEM
Ireland	1 euro =	0.787564	IEP
Italy	1 euro =	1936.27	ITL
Luxembourg	1 euro =	40.3399	LUF
Netherlands	1 euro =	2.20371	NLG
Portugal	1 euro =	200.482	PTE
Spain	1 euro =	166.386	ESP

Exchange rates at December 29, 2000

Argentina	1 euro =	0.929	ARS
Australia	1 euro =	1.676	AUD
Bosnia-Herzegovina	1 euro =	1.95583	BAM
Brazil	1 euro =	1.815	BRL
Britain	1 euro =	0.623	GBP
Bulgaria	1 euro =	1.95583	BGN
Cayman Islands	1 euro =	0.7823	KYD
China	1 euro =	7.694	CNY
Croatia	1 euro =	7.552	HRK
Cyprus	1 euro =	0.573876	CYP
Czech Republic	1 euro =	35.08	CZK
Dutch Antilles	1 euro =	1.674	ANG
Hong Kong	1 euro =	7.257	HKD
Hungary	1 euro =	264.50	HUF
Indonesia	1 euro =	8,950.00	IDR
Japan	1 euro =	106.95	JPY
Latvia	1 euro =	0.5765	LVL
Macedonia	1 euro =	60.787	MKD
Poland	1 euro =	3.85	PLN
Romania	1 euro =	24,142.00	ROL
Russian Federation	1 euro =	24.92	RUB
Singapore	1 euro =	1.612	SGD
Slovakia	1 euro =	44.00	SKK
Slovenia	1 euro =	213.05	SIT
Switzerland	1 euro =	1.5225	CHF
Ukraine	1 euro =	5.0542	UAH
USA	1 euro =	0.9308	USD

Published by

Bayerische Hypo- und Vereinsbank
Aktiengesellschaft
Head Office
D-80311 Munich
http://www.hvbgroup.com
Registrar of companies:
Munich HRB 42148

Layout: Gottschalk+Ash Int'l

Typesetting: SchumacherGebler
Printed by: Druckerei Kriechbaumer

This edition of our annual report is prepared for the convenience of our English-speaking readers. It is based on the German original, which takes precedence in all legal aspects.

Printed in Germany




SEC MAIL
RECEIVED
PROCESSING
JUL 14 2003

we can be big…
…we can be small



Annual Report 2000

Consolidated Financial Statements and Outlook

The Bank of the Regions

HVB Group



... a modern network of regional banks ...



Page 55 – 61

Value drivers:
Integrated corporate finance bank offering capital market-based

Page 49 – 50

Value drivers:
Private banking activities intensified to embrace specialist



Page 67–68

Value drivers: Structured real estate lending extended

Page 75–80

Value drivers: Model for an integrated capital market bank implemented

Page 82–85

Value drivers: Range of retail and institutional funds expanded

...we don't just want to be one big bank...





Page 99–102

Value drivers: Webpower bundles e-business expertise

Page 34–38

Bank of the Regions takes shape

Page 29–30

Share weighting in EuroStoxx 50 index rises



HypoVereinsbank Group	2000	1999
Operating performance		
Operating profit	€1,873 m	€371 m
Profit from ordinary activities	€1,978 m	€1,048 m
Net income before taxes	€1,852 m	€754 m
Net income	€1,184 m	€439 m
Cash dividend per share of common stock	€0.85	€0.85
including tax credit	€1.21	€1.21
Earnings per share as per IAS	€2.50	€0.86
Earnings per share as per IAS (excl. amortization of goodwill)	€2.71	€1.03
Key indicators		
Return on equity after taxes (excl. amortization of goodwill)	9.2%	3.6%
Return on equity after taxes	8.5%	3.0%
Cost-income ratio (based on operating revenues)	59.7%	61.6%
Ratio of net commission income to operating revenues	29.6%	25.3%
Balance sheet figures		
Total assets	€716.5 bn	€503.3 bn
Total lending volume	€449.2 bn	€349.6 bn
Shareholders' equity	€19.6 bn	€12.4 bn
Key capital ratios compliant with the German Banking Act[1]		
Core capital	€21.3 bn	€14.6 bn
Total equity	€38.5 bn	€26.7 bn
Risk assets	€324.2 bn	€229.7 bn
Core capital ratio	6.6%	6.4%
Total equity ratio	10.4%	10.1%
Share information		
Share price: Year-end	€60.30	€68.00
High	€72.85	€69.90
Low	€55.30	€48.00
Market capitalization	€32.3 bn	€28.7 bn
Employees	72,867	46,170
Branch offices	2,421	1,417

[1] as per approved financial statements

As the Bank of the Regions in Europe, the HVB Group has a distinct profile in the financial services market. We have demonstrated our European growth ambitions by integrating **Bank Austria**. Our strong base in Germany, coupled with our market-leading position in Austria and the emerging economies of Central and Eastern Europe, put us at the head of the pack in the heart of Europe. The customer is the focal point of all our activities. Our goal is a Group return on equity of 15% after taxes. Our credo is a value-oriented approach to management based on a permanent increase in our financial strength together with lean and efficient structures.

We are a focused full-service bank targeting market leadership in private and corporate customer segments. We concentrate on our core competencies in real estate financing, asset management, structured finance, and integrated capital-market operations. Our activities in corporate finance are geared to the needs of our customer base of mostly medium-sized businesses. We give our people a stake in the success of the Bank through performance-related systems of remuneration.

The HVB Group is one of the three biggest banks in Europe. It enjoys a leading position in the economic hub of Germany, Austria, and Central and Eastern Europe, a market of some 160 million people.

The HVB Group also has offices at all the world's major financial centers.

Page 51–52
Top name among direct brokerages: Direkt Anlage Bank

Page 66–70
New real estate bank is clear market leader in European real estate sector

Page 77
Exclusive licensee for index-based funds


MARKET LEADER IN THE
HEART OF EUROPE
Rank 1-3
Germany, Austria, Poland
Rank 4-6
Czech Republic,
Hungary, Slovakia
Core competence
presence


in %
20
15
10
5
98
99
00
2004

RETURN ON
EQUITY AFTER TAXES

We intend to multiply the use of modern financing instruments like asset-backed and mortgage-backed securities in order to exploit the strengths of our balance sheet more efficiently. This will enable us to shape the ties on equity capital in the corporate group more flexibly and more profitably. Overall, we are committed to keeping a tight rein on the growth of risk assets.

Our target for return on equity after taxes is 15%. This common international measure of profitability is increasingly being stated net of amortization of goodwill. Excluding amortization of goodwill, which increased sharply on the integration of Bank Austria, we will probably achieve this target already by 2003. In addition to constantly enhancing our operating performance, we will allocate capital more efficiently in the corporate group and deploy our resources more systematically. Our management and controlling instruments, together with the performance incentives for our people, are geared to these objectives.


in %
65
60
55
50
98 99 00 2004

COST-INCOME RATIO

Following the merger with Bank Austria, we have adjusted our productivity target to 55% on account of the new cost structure in the HVB Group. We were able to realize the envisaged merger synergies in 2000. In pushing the cost-income ratio down to 59.7%, we achieved our target for the year. The task of enhancing productivity remains the focus of our attention, with our main aim being to raise the pace of revenue growth again. By integrating Bank Austria into the HVB Group, we expect to reap considerable synergies on the cost side over the next few years.

in %
35
30
25
20
98 99 00 2004

RATIO OF NET COMMISSION INCOME TO TOTAL OPERATING REVENUES

We have persistently beaten our previous target of 25% for the ratio of net commission income to total operating revenues. We are proceeding rapidly with the expansion of our services operations in all the corporate divisions, allowing us to raise the target level to at least 30%.

CONTENTS

Letter to our Shareholders


Dr. Albrecht Schmidt

Dear shareholder:

For us at HypoVereinsbank, 2000 proved to be a highly eventful and very successful year. The integration of Bank Austria, Austria's leading financial institution, added a new dimension to our Bank of the Regions in Europe concept, bolstering our competitive position in the process. I would like to take this opportunity to extend a cordial welcome to our many new shareholders who used to hold Bank Austria shares. Bank Austria's regional expertise will allow us to offer a wider range of services, which will directly benefit our customers, while our shareholders will gain from the additional value potential created by the transaction. For their part, our employees have enthusiastically welcomed the merger, as our vision of a Bank of the Regions in Europe is now becoming a more tangible reality.

Last year also saw profits from the operational side of the business increase substantially over the previous period. At the same time, we made several important organizational decisions that will enable us to more effectively capitalize on business potential. All in all, the HVB Group is now right on track, both in terms of strategy and of operations.

I would like to take this opportunity to introduce you to the new faces on the Board of Managing Directors. Newly appointed as of January 1, 2001 are Gerhard Randa to assume regional responsibility for Austria, Central and Eastern Europe, and Russia; and Dr. Claus Nolting, responsible for commercial real estate business. In addition, Stephan Bub joined the Board on February 1, 2001, to oversee asset/liability management and our operations in the Americas and Asia; and Stefan Jentzsch will be added as of May 1, 2001, with responsibility for the Asset Management division and our portfolio of investments.

MARKET LEADER IN THE HEART OF EUROPE – THE BANK OF THE REGIONS IN EUROPE IS TAKING SHAPE

After a period of intensive negotiations and thorough groundwork, the cross-border merger of Bank Austria with HypoVereinsbank was announced to the public at the end of July 2000. Consultations between the senior representatives of both banks were conducted in a constructive and open atmosphere. They were motivated by the shared strategic desire and vision to build our Bank of the Regions in Europe based on clearly defined areas of competence. Employing an innovative all-share transaction mechanism, HypoVereinsbank acquired almost 100% of Bank Austria's stock at the beginning of December. This step was accompanied by a capital increase (for details, see page 28). The total transaction value amounted to €6.4 billion.

Bank Austria is a very welcome addition to our corporate group, for together we enjoy a premier position in our markets. Indeed, we are the market leader in the heart of Europe. Our top-ranking position in Austria through Bank Austria complements our traditionally strong base in Germany, and the combination of our activities in the emerging markets of Central and Eastern Europe puts us at the head of the pack in this, the fastest-growing region of Europe. These countries are set to drive future growth in Europe, not least due to their aspirations to join the European Union. As the Bank of the Regions, we are perfectly placed to take advantage of the outstanding opportunities inherent in the process of European development, especially since Europe as a whole stands every chance of replacing the United States as the motor of global economic growth in the next few years. Taken together, these trends indicate excellent prospects for growth in our markets and considerable income potential to enhance the value of our company.

The task of implementing the operational side of our integration plan has already begun (see also the special section entitled The Bank of the Regions in Europe). We aim to realize total yearly savings of €320 million by the end of 2003 by eliminating redundancies between HypoVereinsbank and Bank Austria and implementing uniform standards throughout the corporate group. This will help to bolster the Bank's value creation process on the cost side as well.

The transaction also assists in reinforcing HypoVereinsbank's standing in the European marketplace. After the initial consolidation of Bank Austria, our total assets at year-end amounted to €716.5 billion, an increase of 42.4%. Consequently, the HypoVereinsbank Group is one of Europe's three largest banks. The Group's equity capital rose 57.5%, to €19.6 billion; the number of Group customers by more than half, to eight million; and the number of Group employees 57.8%, to 72,867.

EXCELLENT RESULTS IN 2000

The Group's results in 2000 reflect the significant progress we have made towards meeting our performance goals. In this regard, we wish to highlight the complete dedication of our employees and their positive attitude to innovation. Including the initial consolidation of Bank Austria whose activities were for the first time factored into the consolidated income statement on a pro rata basis as of December – the Group's profit from ordinary activities increased 88.7% to €1,978 million, while net income climbed sharply to €1,184 million. Return on equity after taxes and before amortization of goodwill improved to 9.2%, after 3.6% in the previous year. As a result, we met our 9% target for the year. At the Annual General Meeting, the Board of Managing Directors will propose leaving the dividend unchanged at €0.85. We intend to strengthen our capital base by reinvesting €623 million.

The cost-income ratio improved from 61.6% to 59.7%, on the back of a 10.3% rise in overall operating revenues to €8.2 billion. Extensive merger synergies and careful resource allocation enabled us to limit the rate of increase in administrative expenses to 6.8%, for a total of €4,882 million. After substantially consolidating risk in the previous year, we were able to lower risk provisions 52%, to €1,186 million, in 2000.

The individual corporate divisions reported the following results:

- The Private Customers and Professionals division earned a 13.3% return on equity after taxes and before amortization of goodwill. This business segment benefited from revitalized securities-related activities on behalf of customers, due primarily to rising demand for investment fund products. The Internet distribution channel also performed well, reporting a sharp increase in the number of online accounts.
- The Corporate Customers division successfully completed its restructuring and earned a 13.0% return on equity after taxes and before amortization of goodwill. Our integrated corporate finance operations, which are oriented towards small and mid-sized companies, benefited in particular from high volumes of business in the first half of the year. We also achieved strong results in global project finance and leveraged finance.

- Amid the extreme volatility on the global capital markets, the International Markets division earned a strong 23.6% return on equity after taxes and before amortization of goodwill. In this segment, we gained primarily from our rapidly expanding equities business together with an approach to the capital markets that is integrated in the Bank's retail operations.
- The Asset Management division performed well in the positive market environment. Though still a new kid on the block, our Activest investment fund company attained an excellent competitive position with a market share of more than 5% in Germany.
- Despite its strong performance in international operations, we are not satisfied with the results of the Real Estate Finance and Real Estate Customers division, which achieved a return on equity of just 6.8%.

REAL ESTATE LEAD COMPETENCE – RESTRUCTURING OUR CORE COMPETENCE IN REAL ESTATE FINANCE

In order to improve our performance in real estate financing, we launched the strategic Real Estate Lead Competence initiative in the autumn of 2000. In February of 2001, we defined our goals for the future business model in this area of core competence. Under the new model, we will form a separate unit by consolidating the Bank's commercial real estate finance activities and resources in two stages, before shaping the resulting organization to line up with our expectations. In 2001 we will consolidate three of our domestic mortgage banks into a single entity; all the parent bank's German and international real estate activities will be transferred to the new unit by the end of 2002 (see also the section on Real Estate Finance and Real Estate Customers).

The consolidation of all our real estate activities will significantly improve the flexibility of the corporate group. As a result of the related restructuring and the new focus on real estate investment banking involving asset management and structured financing, we expect, in the mid-term, to earn a significantly better return on equity from our activities in real estate finance.

ACTIVE DISTRIBUTION OF THIRD-PARTY FUNDS STRENGTHENS POSITION IN PRIVATE BANKING – HOLDING IN FOREIGN & COLONIAL SOLD

The distribution of investment fund products is widely expected to be one of the fastest-growing business sectors of the next few years. By opening our distribution network to include third-party investment funds in September 2000, we introduced a best-advice concept for our customers, giving new importance to the advisory role in the selection of investment funds. This also means subjecting our own products to competition with third-party products in selected segments, as serving customer needs is the top priority. The successful results in terms of sales volume, customer loyalty and new customers since the introductory phase confirm that we took the right step at the right time.

In opening up our investment fund distribution architecture, we have tightened the focus on the creation of our own investment funds. The nucleus for our asset-management activities is formed by fund manager Activest. As a consequence of this strategy, we sold our 90% holding in British asset manager Foreign & Colonial effective at the end of the first quarter 2001. We expect to record a substantial book profit on this transaction, which will appear in the income statement for 2001 and thus strengthen the Group's capital base.

WEBPOWER – INVESTING IN E-BUSINESS PROJECTS ENHANCES OUR ABILITY TO INNOVATE

Last year we dramatically increased our capital spending on selected e-business projects under the Webpower program, proving our ability to innovate in Internet business fields and raising our profile with customers and in the markets. A special budget of €235 million was set aside for this purpose. This sum is understood to be a venture capital investment, as the sponsored B2B and B2C projects will have to pay for themselves over the medium term, either through future placements in the market or through improvements in the corporate group's business processes.

MARKET CAPITALIZATION RISES – SHARE PRICE MATCHES THE MARKET

Following the integration of Bank Austria, our market capitalization increased 13% to exceed €32 billion in 2000. All the same, our share price was not impervious to the weakness of the market as a whole. While the DAX lost 8% on the year, the HypoVereinsbank share had fallen 11% by the end of the period. By February 28, 2001, on the other hand, our share price had risen more than 10% to outperform both the DAX and EuroStoxx 50 indexes and take our market capitalization to €36 billion.

"For our customers, we are now in a position to offer a set of services enhanced by the regional expertise of Bank Austria. For our shareholders, we are tapping new potential to create additional value." Dr. Albrecht Schmidt

LOOKING FORWARD TO THE NEW YEAR WITH CONFIDENCE

In the new year, we intend to focus on optimizing our value creation structures, with a primary emphasis on the internal expansion of the HVB Group. Our Bank of the Regions has found its niche in the European marketplace, maintaining a strong footing on a stable foundation. We will now turn our attention to melding the many units of our decentralized structure into a single, effective, large-scale whole. In particular, we will concentrate on wooing our customers with innovative product ideas and outstanding quality in our advisory services, while also optimizing our market presence and further improving return on capital employed. To this end, we will utilize our extensive merger experience to push ahead with the integration of Bank Austria and quickly realize the associated synergies. We also expect our leading position in the emerging markets of Central and Eastern Europe to provide an additional boost to growth. Parallel with these efforts, we plan to better exploit the huge potential that awaits us in real estate finance by streamlining our activities in this field.

Given this profile as the Bank of the Regions in Europe, the general economic outlook looks very positive. The underlying indicators point to Europe driving global growth in the next decade. Despite the present bearish sentiment gripping the capital markets, we expect the fundamental forces underpinning the youthful equity culture to take permanent root in continental Europe. Among other things, the demand for private retirement planning will continue to boost our investment fund business, and impending structural change among small and mid-sized companies will provide a lasting stimulus for our integrated corporate finance operations. Furthermore, our highly visible commitment to online banking makes us all the more attractive as a business partner for our customers. At the same time, we expect the weakness affecting the real estate financing market last year to give way to a moderate upturn in the current year. The high volatility of the markets will in all likelihood endure, with the upshot that we will continue to take a cautious approach to the global capital markets. Tax reform in Germany will certainly lead to a lower tax burden on the German portion of our earnings, and we expect this development to have an additional, positive impact on the Group's earnings per share. We will also retain the high priority we have assigned to strengthening our capital base.

The Group's medium-term business plan, targeting a return on equity after taxes of 15%, was completed at the beginning of 2001 after the merger with Bank Austria. We are confident of again being able to enhance the Bank's earnings and return on equity as planned in 2001, although we will have to contend with substantial integration-related costs and burdens. We will place even greater emphasis on the efficient allocation of equity capital among the Group's divisions as the basis for bringing about further increases in the price of our shares. Having set our goals, we are fully motivated to raising the Bank's profitability as we expand its operations. We ask for your continued support as we set about these tasks.

Sincerely,

Report of the Supervisory Board


Kurt F. Viermetz

As you can tell by reading the Annual Report, we have the pleasure of presenting you, our shareholders, a successful fiscal 2000. The developments indicate that, together, we are on the right track. The Bank of the Regions in Europe is increasingly taking shape.

On behalf of the Supervisory Board, I would like to report on our activities over the course of the year. As you know, the issue of running and supervising a company in the sense of modern corporate governance is attracting considerable public attention. Differences in the functions and responsibilities of the Board of Managing Directors and the Supervisory Board are caused by German legislation, the institutional conditions, and the traditions of other countries with international financial centers.

Consequently, the Report of the Supervisory Board for 2000 has two main objectives: firstly, we aim to inform you about all the major activities of the Supervisory Board at the appropriate level of openness and transparency; and secondly, the report is intended to give you insight into the structure assumed by the Supervisory Board to monitor the activities of the Board of Managing Directors and to provide advice in highly complex matters. In the process, we hope to introduce you to the mechanisms governing the interplay of the two boards, enabling them to efficiently run and supervise a new and far larger financial grouping that is growing into new pan-European dimensions.

MERGER WITH BANK AUSTRIA

In the second half of last year, the Supervisory Board devoted special attention to the merger of the Bank Austria Group with the HVB Group. The acquisition of Bank Austria, which commands a strong market position not only in Austria but also in the countries of Central and Eastern Europe, is a major step towards realizing HypoVereinsbank's strategic vision of creating a Bank of the Regions in Europe. In particular, the Supervisory Board reviewed at length the due diligence work behind the acquisition of the Bank Austria Group and discussed the transaction structure in detail with the Board of Managing Directors. The merger was accompanied by a capital increase totaling a nominal €342 million from authorized capital against the non-cash contribution of the Bank Austria shares. This move was approved by the Supervisory Board.

OTHER KEY SUPERVISORY FUNCTIONS

The Supervisory Board met a total of four times in 2000. At the start of last year, the Supervisory Board requested and reviewed an extensive status report on the progress of the merger of the two predecessor institutions HYPO-BANK and Vereinsbank, the completion of the systems migration project, and the realization of planned synergies, as well as a final report on the perfectly executed millennium changeover. Also discussed were the Bank's economic situation, the changes affecting the banking industry in Germany, and current business developments.

Meeting with the Board of Managing Directors, the Supervisory Board discussed the development of the real estate finance business, the Internal Services division and the status of information technology at the Bank, and conducted an in-depth evaluation of the Internet-related challenges faced by the Bank and the investments planned to this end. The Supervisory Board also devoted its attention to the planned sale of the majority holding in Brau und Brunnen, along with the reasons that led to the discontinuation of negotiations and the restructuring measures instigated at that company. The Supervisory Board requested and examined reports on the acquisition of Spain's Banco Inversión, the acquisition of new stock to increase the Bank's equity interest in International Moscow Bank, the acquisition of France's third-largest discount broker, SelfTrade S.A., by the Group's Direkt Anlage Bank subsidiary, and the sale of the majority interest in British asset manager Foreign & Colonial. Finally, the Supervisory Board also discussed the formation of a European Advisory Board to advise the Bank on important social, economic and banking-related trends.

Another very important matter requiring the attention of the Supervisory Board last year was the question of whether to press claims for damages in light of the findings of the special audit report presented by independent auditors BDO Deutsche Warentreuhand Aktiengesellschaft Wirtschaftsprüfungsgesellschaft in 1999. In looking into this matter, the Supervisory Board met its statutory and legal obligation to carefully investigate whether such claims are justified and to consider whether to press for such claims. As already announced at the Extraordinary General Meeting in December 1999, the Supervisory Board therefore requested BDO to investigate twenty projects, which the special audit report indicated required the highest valuation adjustments, for any violations of duty committed by former HYPO-BANK directors. This would give the Supervisory Board a suitable foundation on which to base its decision; in the meantime, a respected legal firm was requested to investigate whether claims for damages could be asserted based on the findings published by BDO. In all its meetings, the Supervisory Board reviewed the status of these investigations and initiated appropriate actions in response to current developments. The BDO report has since been submitted to the Supervisory Board. After first soliciting and then carefully weighing the arguments presented by the former board members, the Supervisory Board will soon be able to reach a decision as to whether and against whom claims for damages should be brought.

In all its meetings, the Supervisory Board reviewed reports on the work of the committees, paying special attention to the reports on the risk control and risk management program of the newly merged institution.

In addition, the Chairman of the Supervisory Board met individually with members of the Board of Managing Directors to discuss important management decisions and special business transactions.

MAIN FOCUS OF COMMITTEE WORK

Alongside the Executive Committee, the Supervisory Board has also set up the following committees: the Business Development and Credit Committee, the Audit Committee, the Trust Business Committee, and the Negotiating Committee required by the German Codetermination Act.

The Executive Committee of the Supervisory Board, which serves as a steering committee for the activities of the board and as a personnel committee, met five times last year. In these meetings, the Executive Committee dealt primarily with issues related to the staffing and remuneration of the Board of Managing Directors and prepared specific agenda items for the Supervisory Board meetings. The Executive Committee decided to introduce a new system of remuneration for the managing directors, reflecting the rapidly rising level of responsibility and the changes in the Bank's operations. This scheme also provides appropriate performance incentives aimed at permanently increasing the value of the company by means of a new stock option plan. The Supervisory Board will request the Annual General Meeting of Shareholders on May 22, 2001 to approve item 8 on the agenda permitting such a plan. Loans requiring Supervisory Board approval were submitted to the Executive Committee by circular, with approval being granted in all cases where required.

In its six meetings, the Business Development and Credit Committee, whose primary function consists in consulting with the Board of Managing Directors on questions of strategic positioning and the general business development of the Bank, reviewed the information presented to it by the Board of Managing Directors on the subject of the Bank's business development and the general economic situation. The committee also discussed reports regarding the Bank's risk situation and the integration of Bank Austria, making recommendations to the Supervisory Board on the relevant resolutions to be adopted.

The committee also heard presentations regarding the business of the Private Customers and Professionals and Corporate Customers divisions, paying special attention to the strategy of the integrated corporate finance bank and the restructuring of Corporate Customers. The Board of Managing Directors reported regularly on new commitments carrying a higher degree of risk. The committee also discussed the development of the Bank's computer systems and the status of the Bank's investments, including the major changes occurring in them. Finally, the committee approved the opening and closure of branches, and the granting of signing authority.

The Audit Committee, which supervises cooperation with the Bank's independent auditors and reviews reports submitted by the Board of Managing Directors regarding certain business transactions and especially the results of internal audits, met on two occasions last year, and also held a joint meeting with the Business Development and Credit Committee. The committee mandated the Bank's appointed auditor, KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, Berlin and Frankfurt, to audit the annual financial statements and reviewed the information presented by the auditor on the subject of changes in the audit strategy and the planned areas subject to special scrutiny. KPMG also provided the committee with a summary report on the due diligence work conducted for the acquisition of Bank Austria.

Furthermore, the committee discussed the results of internal audits and the new minimum requirements to be met in the organization of banks' internal audit departments. It requested and reviewed the loss report prepared by the internal auditing department, as well as reports on the status of real estate finance business referred to the Bank by outside brokers and on the results of a regularly scheduled, external audit of the Bank's money-laundering detection and prevention practices. There was no cause for any particular concerns. Finally, the committee looked in-depth into the bank regulatory ratios to be met by the Bank.

In line with its purpose, the Trust Business Committee met four times to review the performance of the Bank's assets under management. It also conducted consultations on the methods and status of performance measurement, the introduction of a new, global portfolio management instrument, and the latest developments in the investment fund sector. Moreover, the committee discussed the restructuring of the Asset Management division and the consolidation of all the Bank's asset management activities under the Activest brand.

The Negotiating Committee required by law did not have to meet last year.

The four Supervisory Board meetings and the numerous committee meetings involving some or all of the managing directors during the year underline the broadened scope of the dialog between the two boards. This demonstrates the Bank's commitment to meeting its obligations concerning the supervision and monitoring of a large company in the modern business world.

AUDIT AND APPROVAL OF THE 2000 FINANCIAL STATEMENTS

The annual financial statements and the management report of the parent bank, as well as the consolidated financial statements and management's discussion as well as analysis for fiscal 2000 prepared in accordance with International Accounting Standards (IAS), including the accounting records, were audited by KPMG. The independent auditors issued an unqualified opinion in each case.

Compliant with their professional obligations under Section 317, par. 4 of the German Commercial Code, the independent auditors also examined the monitoring systems used by the Bank to detect risk at an early stage. The external auditors confirmed that the monitoring systems are adequate and fulfill their functions. They also confirmed that the management report of the parent bank and management's discussion and analysis for the Group provide a true and fair view of the risks of future business developments.

The Chairman of the Supervisory Board and the Chairman of the Business Development and Credit Committee attended the final meeting of the Board of Managing Directors with the independent auditors.

The financial statements listed above were forwarded to the Supervisory Board, together with the auditor's report and the Board of Managing Directors' proposal for the appropriation of net income available for distribution. The lead auditor reported on the findings of the audit and provided in-depth answers to the questions of the members of the Supervisory Board during the joint preparatory meeting of the Business Development and Credit Committee and the Audit Committee, as well as at the subsequent meeting of the Supervisory Board devoted to the annual financial statements. The Supervisory Board concurred with the results of the audit and determined that, on the basis of its own examination of the parent bank's annual financial statements and management report together with the consolidated financial statements and management's discussion and analysis, as well as the proposed appropriation of net income available for distribution, no objections were to be raised. At its meeting of March 21, 2001, the Supervisory Board therefore approved the annual financial statements prepared by the Board of Managing Directors. The Supervisory Board concurs with the proposal of the Board of Managing Directors regarding the appropriation of net income available for distribution.

PERSONNEL CHANGES

Effective January 1, 2001, Dr. Claus Nolting and Gerhard Randa were appointed to the Board of Managing Directors. Dr. Nolting, formerly spokesman for the Board of Managing Directors of our Bayerische Handelsbank subsidiary, had already served as a deputy board member from April 1996 to March 1998. Mr. Randa retains his post as Chairman and Chief Executive Officer of Bank Austria and hence will exercise a dual function. Furthermore, Stephan Bub and Dr. Stefan Jentzsch were appointed to the Board of Managing Directors, effective February 1, 2001, and May 1, 2001, respectively.

Effective August 31, 2000, Dr. Jochen Holzer resigned his position on the Supervisory Board at his own request. The Supervisory Board would like to take this opportunity to thank Dr. Holzer once more for his dedication and for his constructive contributions to the merger of HYPO-BANK and Vereinsbank. In January 2001, the Register Court appointed Dr. Siegfried Sellitsch to the Supervisory Board to replace him.

Kurt Sonntag, who served on the Executive Board of Bayerische Staatsbank starting in 1957 and then on the Board of Managing Directors of Bayerische Vereinsbank until his retirement in 1983, passed away on October 30, 2000. As Chairman of the Advisory Board, he had continued to advise the Bank on its development until 1991. The Supervisory Board holds the memory of the deceased, who served the Bank faithfully and well, in special honor.

Finally, the Supervisory Board would like to thank the Board of Managing Directors and all the Bank's employees in the countries and regions we serve for their support and efforts in realizing the Bank's goals last year.

Munich, March 21, 2001

The Supervisory Board

Kurt F. Viermetz
Chairman

The HypoVereinsbank Share

The stockmarket experienced great volatility in 2000. The early months of the year were marked by a mood of excessive exuberance, especially in the growth markets of the new economy. A combination of unfulfilled growth projections, a tightening of monetary policies by central banks and increasing fears of a serious economic slowdown in the United States caused share prices in these sectors to decline sharply over the course of the year. More conventional stocks took the same roller coaster, although they did not experience quite as wild a ride. The DAX and EuroStoxx 50 indexes started the year with gains of 15% and 11%, respectively, but had losses of 8% and 3% to show by year-end. The HypoVereinsbank share was unable to buck this generally negative trend. After reaching levels above €70 during the first quarter, our share price had dropped 11% by the end of the year. Technical losses resulting from arbitrage activities after the integration of Bank Austria into the HVB Group was announced exerted greater short-term pressure on the share during the second half. Since the end of the fourth quarter, we have seen signs of a favorable change in investors' attitudes towards the HypoVereinsbank share, however. The Bank's increased weighting in the international indexes once again raised the status of its stock in the eyes of institutional investors. As a result, the share price gained more than 10% in the first few weeks of 2001 to clearly outperform the DAX and EuroStoxx 50.

THE HYPOVEREINSBANK SHARE AND THE EXPANSION OF OUR EUROPEAN MARKET PRESENCE

INTEGRATION OF BANK AUSTRIA THROUGH AN INNOVATIVE ALL-SHARE TRANSACTION

1:1 share exchange

On July 22, 2000, we announced the integration of Bank Austria into the HVB Group. The shareholders of Bank Austria were able to exchange their shares for HypoVereinsbank shares at a ratio of 1:1 as part of a cross-border, all-share transaction. Based on the average share price over the thirty-day period prior to the announcement, this represented a premium of approximately 34% for Bank Austria shareholders. After an overwhelming vote of approval at the extraordinary shareholders' meeting of Bank Austria at the end of September 2000, all operational activities of the Bank Austria Group were placed in a new company. In a second step, at the beginning of December, this company was integrated into the HVB Group by means of a non-cash contribution in exchange for 114 million newly issued HypoVereinsbank shares. Finally, at the beginning of February 2001, Bank Austria Holding was dissolved and the new HypoVereinsbank shares were issued to the former Bank Austria shareholders at a ratio of 1:1. Since that time our stock has been directly listed in Vienna.

This innovative transaction structure ensured the rapid acquisition of almost 100% of the Bank Austria shares in a single step. By retaining its non-taxed reserves, the HVB Group still has the necessary substance at its disposal for developing further strategic options within the market. The integration will lead to improved earnings per share, both before and after amortization of goodwill. With a share price to book value multiplier of 1.3, this is an attractive transaction for our shareholders. In the end, the total volume of the transaction amounted to €6.4 billion.

MARKET CAPITALIZATION BROKEN DOWN BY QUARTER


€ billions
40
30
20
10

HYPOVEREINSBANK AND BANK AUSTRIA SHARES RELATIVE TO DAX 30 INDEX


HypoVereinsbank and Bank Austria share prices in 2000, in €
DAX 30 in Points
80
70
60
50
8,000
7,000
6,000
5,000
DAX 30
HypoVereinsbank
Bank Austria

WEIGHTING OF THE HYPOVEREINSBANK SHARE IN THE MOST IMPORTANT EQUITY INDEXES AT FEBRUARY 28, 2000

	Weighting	Ranking
DAX	4.05%	10
CDAX Banks	17.33%	2
EuroStoxx 50	1.26%	35
EuroStoxx Banks	4.90%	7

PER-SHARE RATIOS BASED ON AVERAGE NUMBER OF SHARES

in €	2000	1999
Average number of shares, in millions	431.0	418.4
Number of shares at Dec. 31, in millions	535.5	421.5
Operating profit	4.35	0.89
Profit from ordinary activities	4.59	2.50
Net income before taxes	4.30	1.80
Earnings per share (excl. amortization of goodwill)	2.71	1.03
Earnings per share	2.50	0.86
Shareholders' equity	44.4	28.5
Untaxed reserves	27,9	18.9
Dividend per share of common stock	0.85	0.85
Dividend per share of preferred stock	0.93	0.93
Share price at year-end	60.3	68.0
High	72.9	69.9
Low	55.3	48.0

RATINGS

	Long term	Short term	Financial strength	Pfandbriefe Public	Pfandbriefe Mortgage
Moody's	Aa3	P-1	B	Aaa	Aaa
S&P	A+*	A-1	–	AAA	–
FITCH	AA–*	F1+	B/C	AAA	AAA

*Negative outlook

CAPITAL INCREASE OF 114 MILLION SHARES IN EXCHANGE FOR NON-CASH CONTRIBUTION BY BANK AUSTRIA

As a step towards integrating Bank Austria, we carried out a capital increase of 114,000,000 new shares at the beginning of December 2000, utilizing existing authorized capital. At the same time, the 13,524,370 registered shares held by the Bayerische Landesstiftung were converted to common bearer shares in order to establish a more uniform equity structure. Our equity capital is now distributed over 535,488,701 shares, including 14,533,600 non-tradable registered preferred shares.

MARKET CAPITALIZATION RISES TO €32 BILLION; SIGNIFICANTLY HIGHER WEIGHTING IN INDEXES

As a result of the capital increase, our market capitalization rose some 13% to around €32.3 billion. This has had a significant impact on our weighting in the worldwide indexes, which are constantly gaining in importance owing to their benchmark function for investment decisions by international institutional investors. The Bank's weighting in the DAX index increased approximately 35% to a proportion of 3.53%. This places us in tenth in the rankings of the 30 largest listed German companies. Following the conversion of the EuroStoxx 50 index to free-float weighting in mid-2000, our higher ranking did not come about until after the new shares were issued to Bank Austria shareholders at the start of February 2001. Our weighting subsequently increased some 33% to 1.1%, while our ranking rose from 43 to 35. By the end of February 2001, our market capitalization had risen to around €36 billion thanks to a strong rise in the share price at the beginning of the year.

DIVIDEND PAYOUT UP 27% TO €456 MILLION

€0.85 cash dividend per share of common stock

For the past business year, the Board of Managing Directors will propose to the Annual General Meeting of Shareholders an unchanged cash dividend of €0.85 per common bearer share and €0.93 per registered preferred share.

DEVELOPMENT OF UNDISCLOSED RESERVES


€ billions
12.0
10.0
8.0
6.0
1.3
1.4
1.2
1.2
6.3
6.3
6.7
10.7
Property reserves
Price reserves

All HypoVereinsbank shares outstanding at year-end qualify for dividends for the full year. In addition to the cash dividend, our German shareholders will receive the full tax credit of €0.36 per share, bringing the total to €1.21. Owing to the 114 million unit rise in the share base, the dividend payout increased 27% to €456 million. Allocations to retained earnings this year total €623 million. By significantly increasing the rate of earnings reinvestment to 58%, we aim to expand our capital base for further organic growth in the interests of our shareholders.

UNTAXED RESERVES INCREASE AGAIN

HypoVereinsbank's untaxed reserves increased 50.2% to €11.9 billion year-on-year. At the end of June 2000, we reduced our shareholding in the merged E.ON Group by half to roughly 1.9%. The resulting book profit exceeded €290 million. With book profits realized on the sale of shareholdings no longer being taxed in Germany as of the coming year, we will be in an even better position to use reserves flexibly to finance other strategic options aimed at expanding our market position in Germany and Europe.

SIGNIFICANT SHAREHOLDINGS OF THE HVB GROUP AT DECEMBER 31, 2000

in %		Share of capital held
Allianz AG		6.8
Münchner Rück AG		13.3

SHAREHOLDERS WITH HOLDINGS IN EXCESS OF 5%

in %	Share of HVB Group capital held	
	Dec. 31, 2000	Feb. 28, 2001
BA Holding AG[1]	21.3	—
Allianz AG	13.7	13.7
E.ON AG	6.6	6.6
AV-Z	—	5.2
Münchner Rück AG	5.1	5.1

[1] Issued to BA Holding shareholders against collection of the 114 m BA Holding shares outstanding at February 2, 2001

VALUE-ORIENTED COMMUNICATIONS TO INCREASE SHAREHOLDER VALUE

By value-oriented communications we mean the management of the capital markets' expectations through well-directed information. We do not limit ourselves in this to purely outbound communications. With a view to property implementing the shareholder value concept, we take the expectations of the capital markets into the company to ensure that they guide us in our internal planning and management processes. Partly in response to the increased demand for information arising from the Bank Austria merger, we have greatly intensified our contacts to investors and analysts at investor conferences, analyst meetings, roadshows, and numerous one-on-one and group meetings with the involvement of the Board of Managing Directors.

IR activities expanded worldwide

To achieve sustained growth in our institutional investor base, we have broadened our investor relations activities worldwide. In this context, the acquisition of outside capital was supported at roadshows in Europe and Asia. Focal points of the past year's activities were to inform the markets about our e-business activities pooled in the Webpower project, the expansion of our private customer business, and the Bank of the Regions strategy. In line with these aims, we staged an investors' conference at our Polish subsidiary BPH for the first time last spring.

Following the integration of Bank Austria into the HVB Group, we see it as a special challenge to establish a long-term relationship with our new Austrian shareholders and convince them of the benefits of an investment in one of the leading banking groups in Europe. In order to do this, we are relying increasingly on the Internet, as we have done in our dialog with private shareholders in the past. The strong performance of our IR homepage www.hvbgroup.com/ir in tests by leading financial publications and 207,000 page impressions demonstrates its quality and is clear evidence of strong interest in the Group on the part of investors. To cater even better for this demand for information, our revamped website will be launched in the second half of the current year. We have enhanced our current online information offering by adding a mailing service. Visitors to the site who sign up for this service will automatically receive up-to-the-minute e-mail information on all important developments at HypoVereinsbank.

The Bank of the Regions in Europe

For us at the HVB Group, the complete integration of Bank Austria represents another successful step in implementing our Bank of the Regions in Europe strategy. Together with Bank Austria, we are positioning ourselves as the market leader in the economic hub of Germany, Austria, and Central and Eastern Europe. The move builds on the HVB Group's clearly defined strategy to be one of the driving forces in the European consolidation process. Following the integration of Bank Austria, our corporate group has become one of Europe's three biggest banks, with total assets of €717 billion.

MARKET LEADER IN THE HEART OF EUROPE

CONTINUED FOCUS ON EUROPE

After leading the way in the German banking market, with the integration of Bank Austria the HVB Group has now taken another major logical stride in the consolidation process sweeping the European banking industry. Besides opening up new markets, this move considerably strengthens our competitive position in Europe, in terms of our strategic profile, size and financial strength. We will now concentrate on expanding the strong base we enjoy in our core markets. To take full advantage of the huge potential inherent in our Bank of the Regions strategy, we intend to extend our European network one step at a time.

REGIONAL PROXIMITY, CENTRALIZED CONTROL

Thanks to our Bank of the Regions strategy, the HVB Group enjoys a distinct identity with respect to customers and the capital markets. This clearly formulated strategic position represents a credible alternative to the global investment banking model prevalent in Europe. The strategy combines regional proximity to customers with the competence and performance strength of a focused full-service bank.

Unique market profile

In one dimension, we pursue a common strategy, achieve synergies through the centralized development of products and services, and conduct integrated risk and capital management on the basis of a uniform platform of computer systems and transactions Group-wide. At the same time, the concept of decentralized, legally independent units retaining their respective brand names and hence their established identities allows for considerable proximity to customers, fast decision paths, extensive local management responsibility and profound knowledge of regional markets. This aspect of our strategy is manifested in the separate brands under which our bank of the regions is active; HypoVereinsbank in Germany, Vereins- und Westbank in northern Germany, and Bank Austria in Austria can be mentioned by way of example. The HVB Group serves as a super-regional umbrella structure, guaranteeing service to the highest international standards.

MARKET CAPITALIZATION OF THE HVB GROUP


€ bn
36
27
18
9
90 91 92 93 94 95 96 97 98 99 00 2/01
BV
HYPO-BANK
HVB
BA

MERGERS, ACQUISITIONS AND START-UPS*

1991: 75% Vereins- und Westbank (northern Germany)
1992: 100% Schoellerbank (Austria)
1993: DAB formed (Germany)
1994: 100% Bank von Ernst (Switzerland)
1997: FMS-Bank formed (Germany)
1997: 100% norisbank (Germany)
1998: Merger of HYPO-BANK and BV to form HVB Group
100% FGH (Netherlands)
1999: 86% BPH (Poland)
2000: 100% Banco Inversión (Spain)
100% Bank Austria (Austria)

*rounded percentage

MILESTONES TO BECOMING EUROPE'S LEADING BANK FOR PRIVATE CUSTOMERS

Over the years, our Bank of the Regions strategy has steadily assumed concrete form. During this time, the HVB Group has conducted a number of targeted transactions to reinforce its core areas of competence and accommodate the full range of customer needs, considerably bolstering its European presence in the process. Simultaneously, our market capitalization has increased by a factor of more than seven since 1990.

Europe's leading bank for private customers

The integration of Bank Austria is a particularly important milestone on the path to becoming the Bank of the Regions in Europe. Together with Bank Austria, the HVB Group has more than 2,400 branches and more than 70,000 employees, offering a modern, highly effective platform for serving more than eight million customers in the heart of Europe. Consequently, we have advanced considerably closer to our goal of being Europe's leading bank for private customers. Both in terms of our geographical presence and our activities in defined areas of competence, we are well on the way to establishing the necessary critical mass.

OUTSTANDING STRATEGIC FIT

In pursuing our Bank of the Regions strategy, the HVB Group acts in accordance with strictly defined criteria; and Bank Austria fulfills these criteria in every respect. Bank Austria boasts a strong regional presence, with shares of the Austrian market for private customers and professionals ranging from 20% to 60%. In terms of their business orientation, HypoVereinsbank and Bank Austria are an excellent fit.


HVB Group
Bank Austria
Germany
Rest of Western Europe
Americas, Asia
Austria
Central and Eastern Europe

"With the integration Bank Austria, we have reached another major milestone on the road to becoming the Bank of the Regions in Europe. The move makes us the clear market leader in the heart of Europe and helps us tap additional potential for growth."

Dr. Albrecht Schmidt



SUCCESSFUL POSITION AS MARKET LEADER IN ONE OF EUROPE'S MOST PROMISING REGIONS

The HVB Group is very well positioned in the heart of Europe, a region of 160 million potential customers in Germany, Austria, and the countries of Central and Eastern Europe. With its high population density and the above-average education level of its inhabitants, this area harbors substantial potential for growth. We will continue to pursue a multibrand strategy in our regional communication zones, in line with the federalist nature of Europe itself.

Focus on Poland

The high level of market penetration we enjoy in the emerging markets of Central and Eastern Europe opens up considerable potential for new business. In Poland, the most lucrative market for banking services in this region, the HVB Group is represented by its banks BPH and PBK, which together hold a market share of more than 10%. This makes HVB the third-ranking bank in the Polish market. Within the planned integration period, which extends to the end of 2003, we intend to merge these two banks into a single entity. This step will considerably speed the consolidation of the domestic banking market and also generate substantial synergies that will increase profitability in Poland. Within the HVB Group, Bank Austria will assume the role of competence center for Austria and Central and Eastern Europe, coordinating all of our operating activities in this region.

FAR-REACHING SYNERGIES ...

We project a potential cut in the combined cost basis of HypoVereinsbank and Bank Austria in the region of €500 million yearly. First of all, the integration Bank Austria with the HVB Group will produce yearly cost synergies of €320 million. Realizing these synergies will require one-time restructuring expenses of €350 million. Secondly, we expect a further synergy potential of €175 million per year from the Bank Austria Group.

"In the regions we serve, HypoVereinsbank and Bank Austria together count more than eight million customers. Within the HVB Group, Bank Austria is responsible for corporate development in Austria and the rapidly-expanding markets of Central and Eastern Europe; we aim to systematically exploit the potential inherent in these important growth regions."

Gerhard Randa

... AND STRONG INCOME POTENTIAL

Bolstering our profile

We believe that further optimizing existing business processes will yield additional productivity increases in the medium-term future. In this respect, we are considering a common transactional bank, an integrated platform for all the Group's e-business activities, including direct brokerage, and a single, uniform risk management system as part of the Group controlling function. Additional income potential can be tapped by exploiting economies of scale and cross-selling opportunities. The stronger market presence in Central and Eastern Europe will also enhance our appeal for local and international corporate customers. Furthermore, we can substantially extend the range of services we offer by combining the corporate finance and capital markets expertise of the two banks. By intensifying our real estate finance activities, we will further enhance our performance capability in our core regions, especially Central and Eastern Europe. As a result, we intend to garner additional European market share in our areas of core competence.

ALL-SHARE TRANSACTION COMPLETED IN EARLY FEBRUARY 2001

We completed the cross-border, all-share transaction – described in detail in the section on the HypoVereinsbank share – at the beginning of February 2001. The chosen transaction structure is ideally suited for prompt, complete acquisition, thereby laying the groundwork for fast, flexible integration.

RIGOROUS INTEGRATION SCHEDULE

By the end of September 2000, we had already formed the steering committee responsible for overseeing the merger, consisting of representatives from both banks: Gerhard Randa and Franz Zwickl of Bank Austria, and Dr. Albrecht Schmidt and Dr. Eberhard Rauch of HypoVereinsbank. At the same time, we also clearly defined the project structure. After obtaining the approval of the EU Commission, we began the integration in earnest and have since made significant progress.

The merger with Bank Austria is a targeted European cross-border transaction; yet due to the geographical proximity and cultural kinship of the partners, it also has a pronounced "in-market" character – a very important advantage for ensuring speedy integration and exploiting synergies. Furthermore, the integration capability of both banks has been tried and tested. Bank Austria gained this experience in several mergers and acquisitions, most recently the acquisition of Creditanstalt in 1997, while HypoVereinsbank has been involved in numerous such moves, including the merger of Vereinsbank and HYPO-BANK in 1998.

In most regions, the integration will already be completed by mid-2001, with the exception of Austria and Poland, where by reason of the attendant complexity the integration is slated for completion two years later. By the end of 2003, we intend to eliminate redundancies between HypoVereinsbank and Bank Austria and implement uniform IT standards Group-wide, thus giving sustained support to the HVB Group's value creation process.

Division Controlling

CUSTOMER-DRIVEN ORGANIZATIONAL STRUCTURE

Besides serving the purpose of documentation, the Bank's divisional controlling fulfills an important management function. We made no structural changes to our customer-driven divisional structure compared with the previous year. Results of the HVB Group are broken down by the six corporate divisions: Private Customers and Professionals, Corporate Customers, Real Estate Finance and Real Estate Customers, International Markets, Asset Management, and Real Estate Workout.

Bank Austria incorporated

As part of the initial consolidation phase, we have integrated Bank Austria into the segment-based logic of the HVB Group. We have drawn up various new demarcation lines and definitions for corporate divisions at Bank Austria with this in mind.

NEW GROUP CONTROLLING PRINCIPLES

To anchor the HVB Group strategy of the Bank of the Regions in Europe in the Group's controlling system, the Board of Managing Directors has revised the controlling guidelines, taking into account the specific regional and divisional requirements of the entire management process.

Divisional and regional profit centers

The basic principle states that the banks of the regions – in line with the deliberate choice to adopt a regional mission and regional status – will in future be subject to operational controlling based on their overall results, but taking into account the conditions they face and the divisional structural criteria set by the Group's Board of Managing Directors. Within the corporate group, we distinguish between divisional and regional profit centers. We aim to combine the sales dynamic of our banks of the regions with the pooled expertise of a major international bank to optimize profits by applying this fundamental controlling principle.

DIVISIONAL AND REGIONAL PROFIT CENTERS OF THE HVB GROUP


Group companies
Divisional and regional profit centers
HypoVereinsbank
norisbank
Divisional profit centers
Direkt Anlage Bank
Others...
Bank Austria
Regional profit centers
Vereins- und Westbank
Corporate divisions
Private Customers and Professionals
Corporate Customers
Real Estate Finance and Real Estate Customers
International Markets
Asset Management
Real Estate Workout

SEGMENT-BASED CONTROLLING WITH ADDED STATUS FIGURES

During the year under review, we intensified and refined our division-based controlling methodology and introduced new status figures as an important enhancement to our published information. The new data includes the total risk provisions broken down by division. The essential management task of divisional controlling is also evident in the ongoing refinement of our external reporting within the framework of Group expansion. This is where the individual plans of the various divisions are consolidated and condensed in overall Group planning.

OPERATING HIGHLIGHTS 2000

in millions of €	Private Customers and Profes-sionals	Corporate Customers	Real Estate Finance and Real Estate Customers	Inter-national Markets	Asset Manage-ment	Real Estate Workout	Other/ Consolidation	Group
Net interest income	2,206	1,355	1,478	469	(1)	12	(369)	5,150
Provisions for losses on loans and advances	290	359	561	1	—	(33)	8	1,186
Net commission income	1,423	491	92	238	333	2	(156)	2,423
Trading profit	5	7	—	484	(3)	—	55	548
General administrative expenses	2,568	842	574	537	248	53	60	4,882
E-commerce expenses	107	—	—	—	—	—	128	235
Balance of other operating income and expenses	(19)	(5)	18	(8)	11	(7)	65	55
Operating profit	**650**	**647**	**453**	**645**	**92**	**(13)**	**(601)**	**1,873**
Net income from investments	(11)	(40)	28	(46)	(4)	—	398	325
Balance of other income and expenses[1]	(24)	(29)	(8)	(14)	(20)	(89)	(36)	(220)
Profit from ordinary activities	615	**578**	**473**	**585**	**68**	**(102)**	**(239)**	**1,978**
Balance of extraordinary income and expenses	—	—	—	—	—	—	(126)	(126)
Net income before taxes	**615**	**578**	**473**	**585**	**68**	**(102)**	**(365)**	**1,852**
Core capital allocation	3,363	3,259	4,156	1,846	5	233	1,448	14,310
Total risk provisions	2,426	5,387	1,312	15	—	3,293	321	12,754
Return on equity after taxes (%) (excl. amortization of goodwill)	13.3	13.0	6.8	23.6	—	—	—	9.2
Cost-income ratio (%)	71.0	45.6	36.1	45.4	72.9	—	—	59.7
Employees	36,416	10,234	4,047	2,261	1,146	416	18,347	72,867

[1] including amortization of goodwill

PLANNING HIGHLIGHTS THROUGH 2001

We continue to base our planning on conservative underlying assumptions:

- annual GDP growth in Germany of 2.5%
- inflation under 2%
- low interest rates between 4 and 6%
- tax laws currently in effect, including the effects of corporate tax reform
- introduction of capital-based retirement planning

Operating on these assumptions, we expect to see the following trends in our results:

- Despite the wide-ranging projects entailing investments in the internal expansion of the Bank of the Regions, we are looking to enhance the cost-income ratio compared with the pro forma figure for 2000 to less than 64%. In this context, it is important to bear in mind that the special budget for the Webpower program, which we carried separately in 2000, will be recorded completely under general administrative expenses in the current fiscal year. Moreover, the restructuring expenses earmarked for implementing the strategic Real Estate Lead Competence initiative will also be included in general administrative expenses. All in all, the initial consolidation of Bank Austria is forecast to produce very high rates of change in operating revenues and expenses.
- In terms of return on equity after taxes and before amortization of goodwill, we are planning to make further progress towards a figure of 10–12% in 2001.
- Core capital measured by BIS rules is projected to reach a volume of around €22 to €23 billion in 2001.

KEY PLANNING DATA:
RETURN ON EQUITY*



in %
12
9
6
3
12/1999
12/2000
12/2001

* after taxes
and excluding amortization of goodwill

KEY PLANNING DATA:
COST-INCOME RATIO



in %
64
62
60
58
12/1999
12/2000
12/2001

KEY PLANNING DATA:
CORE CAPITAL AS PER BIS



in Mrd €
23
20
17
14
12/1999
12/2000
12/2001
Development of target range
Pro forma 2000, incl. Webpower

MEDIUM-TERM PLANNING WITH GREATER CAPITAL REALLOCATION

Core capital boosted

Our corporate planning is built around the medium-term goal of earning a 15% return on equity after taxes. In our consistent efforts to attain this ambitious goal we will be supporting a more intensive reallocation of equity capital in the future. Major projects are planned notably in the Corporate Customers division and the Real Estate Finance and Real Estate Customers division for asset securitization, a process which relieves the burden on equity capital. We intend to strengthen our capital base over the next few years by significantly reinvesting earnings and exploiting innovative financial structures, thus improving the capital ratios subject to regulatory monitoring. The tax exemption for the sale of shareholdings that comes into effect next year has given us far more leeway to optimize the structure of the capital base on the balance sheet.

We have yet to complete all the detailed structures in the multi-year plans for the HVB Group due to the full integration of Bank Austria into the corporate group, which only started in December 2000, coupled with the complexity of the cross-border transaction. Consequently, we will limit ourselves at this point in time to a trend statement on our expectations for operating results in the current year.

GENERAL ECONOMIC TRENDS 2000

Germany experienced its strongest year of growth since the post-reunification boom together with a tangible reduction in unemployment:

- With growth of 3.0%, up from 1.4% in 1999, the German economy expanded faster than at any time since reunification.
- Inflation averaged 1.9% compared with 0.6% in 1999.
- The unemployment rate fell from 10.5% in 1999 to 9.6% by year-end.
- The current account deficit totaled 0.8% of GDP after 0.9% last year.
- The public finances recorded a surplus for the first time since the late eighties; excluding the proceeds from the auction of UMTS licenses, there was a deficit of 1.2% of GDP, compared with 1.4% in 1999.

GENERAL ECONOMIC OUTLOOK FOR 2001

The prospects for worldwide growth have dimmed somewhat over the last few months. This change was sparked by the economic downturn in the United States as the technology bubble burst and stockmarkets continued to tumble. Whether the U.S. economy is just pausing for breath before taking off again in the second half of the year depends on how quickly the Fed can restore the confidence of consumers, producers and international investors. In the meantime, the slowdown in the United States is having a knock-on effect, notably in the countries of emerging Asia. Japan, too, is experiencing tremendous pressure on its economy as the country has not yet succeeded in generating an upturn driven by the domestic private sector.

The outlook in the euro area looks far healthier. Although the pace of expansion is expected to slow from 3.4% in 2000 to 2.5% in 2001, Europe will not suffer too badly despite the after-effects of higher oil prices and poorer export prospects resulting from the slowing global economy. At the same time, stronger domestic demand is forecast to spur growth, with falling tax levels and lasting improvements on the labor market stimulating private consumption. Taking advantage of the freedom to loosen policy afforded by falling inflation and slower growth of the money supply, the European Central Bank will cut interest rates. In effect, the launch of monetary union has bolstered the euro-zone's immune system, preventing it from catching cold when the global economy sneezes. Clear progress has been made on consolidating public finances, with several large countries introducing packages of sensible tax cuts and going over to partially privatized pension schemes.

The economic prospects for Germany are similar to those in the euro area as a whole. While expansion at 3.0% was faster in 2000 than at any time since the post-reunification boom, we expect to see this figure fall back slightly to around 2% in the current year. Both exports and capital spending will fail to keep pace with the levels seen in 2001. A certain amount of investment was brought forward to last year to take advantage of the more generous depreciation rules still in effect. Hopes of an end to the structural crisis plaguing the construction industry are likely to be dashed again in 2001. At the same time, private consumption looks set to take off. The latest tax-reform measures implemented at the beginning of the year will reduce the tax burden a total of €22 billion, and the number of companies declaring bankruptcy is expected to rise in the wake of the start-up boom.

Board of Managing Directors

CORPORATE DIVISIONS

Private Customers and Professionals	Corporate Customers	Real Estate Finance and Real Estate Customers	International Markets	Asset Management	Real Estate Workout
Dr. Stephan Schüller	Dieter Rampl	Dr. Egbert Eisele Dr. Claus Nolting	Dr. Norbert Juchem Dieter Rampl Stephan Bub as of February 1, 2001	Dr. Stephan Schüller Dr. Stefan Jentzsch as of May 1, 2001	Dr. Egbert Eisele

REGIONS

Austria Central and Eastern Europe Russia	The Americas Asia
Gerhard Randa	Stephan Bub as of February 1, 2001

SERVICE DIVISIONS

Internal Services Webpower	Group Services
Dr. Eberhard Rauch	Dr. Albrecht Schmidt Dr. Paul Siebertz Dr. Wolfgang Sprissler

Private Customers and Professionals

The Private Customers and Professionals division enjoyed a successful year in 2000, thanks in large part to good results from securities operations. We continued to hone our value proposition to be the bank for life's most important financial decisions. In September 2000, we started actively marketing third-party funds in an open architecture, thus reaffirming our commitment to be guided first and foremost by our customers' needs. In private banking we considerably expanded our international activities. In the professionals segment, too, we were able to improve our results and provide a strong foundation for the future through appropriate process optimizations. With the integration of Bank Austria, we are now serving a total of some eight million customers in our regions. This represents a significant increase in our European customer base. The Private Customers and Professionals division improved its cost-income ratio to 71.0% and contributed €615 million to net income before taxes. Return on equity after taxes and before amortization of goodwill totaled 13.3%.

CONSISTENT APPROACH TO STATUS AS LEADING BANK FOR PRIVATE CUSTOMERS IN THE HEART OF EUROPE

MARKET PROFILE REINFORCED

Last year again, the Private Customers and Professionals division boosted its productivity across the entire corporate group. In doing so we upheld our claim to the title of leading private bank in the heart of Europe. The merger with Bank Austria has expanded our market share in Europe. By focusing even more closely on the needs of our customers in keeping with our value proposition to be the bank for life's most important financial decisions, we succeeded in further accentuating our profile within the market. Our products and services comprise multi-optional retail banking – with access to the flagship 3D account offered through three different channels: branch office, telephone and Internet – rapidly growing private banking, the professionals segment and, finally, discount brokerage services, now provided by Direkt Anlage Bank, the subsidiary spun off from the parent bank. Including Bank Austria, today we already have 1.5 million online accounts in the HVB Group.

As planned, the branch network in Germany was scaled back a total of 34 offices to 740. However, the ongoing optimization and modernization of our branch structure ensures that we continue to provide full market coverage.

OPERATING PERFORMANCE

in millions of €	*2000*	*1999*
Operating revenues	**3,615**	**3,208**
Provisions for losses on loans and advances	290	245
General administrative expenses	2,568	2,412
Operating profit	**650**	**551**
Net income before taxes	**615**	**532**
Core capital allocation	3,363	3,085
Return on equity after taxes (%) (excl. amortization of goodwill)	13.3	10.7
Cost-income ratio (%)	71.0	75.2
Employees	36,416	19,517

CLEAR COMMITMENT TO RETAIL BANKING

We offer a broad range of products in retail banking. Our employees are equipped with an integrated workplace called INAP to assist them in pinpointing individual needs. This leading-edge technology enables them to create precise product and service profiles for their customers. To facilitate the profiling process, additional information is supplied by the Database Marketing unit. Thus we are able to directly address our customers' individual wishes and provide them with a range of products specially tailored to their needs within the scope of our customer relationship management and our value proposition. Thanks to improved cross-selling, the result is a greater volume of business.

OPEN ARCHITECTURE – INNOVATIVE LEADER IN FUND MARKETING

Cross-border sales platform

As the bank for life's most important financial decisions, we have added an appealing component to our value proposition in the field of investment in the form of an open architecture promoting sales of third-party offerings. Alongside our own funds, we now actively offer our customers a judiciously selected range of third-party funds from our chosen marketing partners. This initiative makes us one of the first European banks to open our marketing platform in this way. Nor is the new open approach limited to the German market: together with Bank Austria we have extended the open architecture across borders, offering it through the branches and the additional sales channels of telephone banking and the Internet. Third-party and Group funds sold very well during the year. Since the open architecture was launched in September, the volume of actively offered third-party funds sold has doubled.

At present, the more than 4,000 German funds we offer are divided into approximately 50 categories. They range from classical investment and industry offerings to innovative theme-based funds. In each category, we apply a multi-phase analysis procedure to filter out a favorite that in our

GROUP BREAKDOWN OF INTERNET AND ONLINE-BANKING ACCOUNTS


in %
Bank Austria 34.2
HypoVereinsbank AG 26.6
norisbank 4.9
Vereins- und Westbank 6.6
DAB 26.4
Other Group banks 1.3

CONTINUED BOOM IN INTERNET AND ONLINE BANKING


Accounts, '000
1,600
1,200
800
400
98
99
12/00

view is recommendable in terms of our customers' investment goals, based on their risk profiles. Our internal research is reinforced by Fondsconsult, an independent fund research company, and supplemented by an individual research approach that includes long-term projections and an index-independent analysis. Our employees can retrieve this information over the intranet.

SECURITIES BUSINESS EXPANDED AS KEY PROFIT CONTRIBUTOR

Strong growth in securities operations

In 2000 the placement of new shares and secondary offerings in the private customer segment yielded above-average growth. Within the parent bank alone, sales more than doubled from €337 million to €783 million. Our customers have been able to place subscription orders via the alternative sales channels of telephone banking and the Internet since the spring of 2000.

The HVB Group's standardized asset management product, the Kombi-Anlage, also continued to grow during the year. The volume of assets under management within this scheme increased some 20% to €6.5 billion. Allocation opportunities were broadened through the addition of two new index funds. This type of asset management has proven its worth even in volatile markets, and will be developed vigorously to the benefit of our customers.

ON COURSE FOR EXPANSION CAMPAIGN IN PRIVATE BANKING

Our services for high net worth individuals with special concerns in terms of quality, individuality and independence are bundled at two locations:

- Private Banking at HypoVereinsbank and Vereins- und Westbank with its own competence center, and
- the private banking subsidiaries under the umbrella of HVB Private Clients.

The corporate group today has around 60,000 private banking customers with a securities-account volume of well over €30 billion.


CROSS-SELLING POTENTIAL
in %
80
60
40
20
1–2 product groups
≥3 product groups

Activities expanded

Owing to its high strategic priority within the private customer strategy of HypoVereinsbank and Vereins- und Westbank, we have continued to forge ahead with our activities in the private banking area. We now have specialized private banking teams on site at 36 attractive locations in Germany. Our goal is the long-term optimization of our customers' total assets. In line with this goal, we have placed financial planning at the heart of our customer relationship philosophy. In implementing financial planning, we see our special strength in the integration of a financial planner into the local customer consulting teams. This enables the securities and real estate specialists to optimally contribute their expertise to a networked overall strategy for the customer.

HVB Private Clients formed

Complementing the private banking units at HypoVereinsbank and Vereins- und Westbank, business with wealthy private customers in Germany and abroad is gathered under the umbrella of HVB Private Clients GmbH, which

- acts as a holding company for its subsidiaries, and
- manages the units that report to it.

The subsidiaries will continue to operate within their markets under their own brands while making optimal use of synergy potentials. Switzerland-based Bank von Ernst, for instance, is primarily active in investment advisory services and asset management for the high-end segment. 450 employees advise the primarily foreign clientele in Swiss branches in Zurich, Berne, Geneva and Lugano as well as in Liechtenstein and Monaco.

In Germany, Bankhaus Maffei in Munich and Bankhaus Gebr. Bethmann in Frankfurt offer tailor-made advisory services for upper-level private customers. Banco Inversión, which was acquired in 2000, covers the entire Spanish market. We also have existing operations in the lucrative markets of Austria, Luxembourg and the United States. In total, the units reporting to HVB Private Clients are currently represented in twelve countries with 76 branches or representative offices. Further expansion in Europe is planned.

PARTNERS FOR THIRD-PARTY FUND SALES

Group fund companies:
ACTIVEST, NORDINVEST, iii-GmbH

Third-party vendors:
ABN Amro, ADIG, Alliance Capital Management, BNP Paribas, Credit Suisse, DIT, DWS Group, Fidelity, JP MorganFlemings, Foreign & Colonial, Gartmore, Invesco, Julius Bär, Merrill Lynch, MFS, Morgan Stanley Dean Witter, Pictet, Sal. Oppenheim, Threadneedle, Templeton, UBS

SUCCESSFUL YEAR FOR PROFESSIONALS SEGMENT

The professionals segment had a successful year despite the tense market and the generally difficult environment. More than half of the 500,000 professional customers across the entire corporate group are served by specialized professional customer consultants, receiving comprehensive care in both their personal and business-related banking needs.

Holistic approach pays off

The success of this holistic approach is well documented by the resulting business trends. In particular, we have boosted the proportion of earnings from deposit banking and services – activities which require little equity capital – from 35% to 45%. Here, as in our business with private customers, securities were a driving force behind the development, generating revenues nearly 60% above the prior year level.

Our policy of focusing on our customers' most important financial decisions prompted us to further intensify our activities in the area of corporate succession. Around 30 events with well over 2,000 participants helped to raise HypoVereinsbank's profile as a competent partner for all issues pertaining to corporate succession.

Six competence centers have been established across Germany with a view to exploiting the telephone and Internet as sales channels for a special portfolio of products and services. This range has been developed to meet the particular needs, demands and potential of a customer group both large enough and sufficiently homogeneous in terms of banking needs to merit this approach. So far, some 25,000 professional customers have made use of the competence centers, and we project a doubling of user numbers by the end of 2001.

DIREKT ANLAGE BANK: EN ROUTE TO DISCOUNT BROKERAGE LEADERSHIP

Strong position for DAB

In December 2000, Direkt Anlage Bank (DAB) acquired SelfTrade, the third-largest discount brokerage in France. This has opened up access for DAB to the most important European markets – France, Spain, Italy and Britain – and taken it a significant step closer to its goal of becoming the leading pan-European discount brokerage. As an integral component in the HVB Group strategy, DAB adds its strong position in the rapidly growing European discount brokerage business to the model for multi-optional retail banking. It is especially pleasing to report that DAB was able to hold its own compared with its peers while weathering the weakness in the market.

"We have come several steps closer to our goal of attaining a position of market leadership among private customers in Europe by expanding our commercial base in Austria and Central and Eastern Europe. Now we are turning our attention to making our successful business model of the multi-optional bank and private banking more tangible and more efficient for our Europe-wide clientele."

Dr. Stephan Schüller



DAB leads all discount brokers with a total of €12.8 billion in customer assets under its management. In a volatile market environment, DAB sees itself vindicated in the strategy of relying not only on day traders to provide its customer base, but also pursuing savers and investors. The growing business with financial intermediaries has also proven successful.

CENTRAL AND EASTERN EUROPE AS A STRATEGIC MOTOR FOR GROWTH

Soaring market share

The HVB Group is firmly committed to the up-and-coming markets of Central and Eastern Europe. Driving the development of HypoVereinsbank's activities here is the growing business with private customers, who in the future will account for a major share of revenues in this region. Spearheading our operations in Central and Eastern Europe are BPH headquartered in Cracow together with Warsaw-based PBK, the Polish subsidiary of Bank Austria now joining the corporate group. The positive trend in 2000 was the outcome of integration measures initiated in 1999, which were diligently implemented and intensified in 2000. BPH, with its online brokerage and first Internet account in Poland, occupies a leading position in its market.

The integration of Bank Austria into the HVB Group has sharply raised our market share in the entire region. As the strongest foreign bank in the core countries of Poland, the Czech Republic, Hungary and Slovakia, we are forming units to continue with our success story in the dynamic markets of Central and Eastern Europe.

IMMOEUROPA – HYPOVEREINSBANK'S COMPREHENSIVE SERVICE FOR PURCHASING REAL ESTATE ABROAD

Real estate finance currently faces difficult conditions in the German market, as reflected in the declining figures for new business in private real estate finance. By contrast, business outside Germany is expected to gain in importance. Consequently, HypoVereinsbank has been in a position since mid-2000 to advise people buying real estate in France, Italy and Spain, and to provide financing secured by real property liens on foreign properties. Selected notaries and solicitors provide advice on legal and taxation issues and, looking ahead, also on inheritance questions surrounding foreign real estate. We develop tailor-made financial solutions and lend against the foreign property. At the request of the customer, our HVB Immobilien GmbH subsidiary acts as a real estate agent for selected properties.

OUTLOOK: EARNINGS GROWTH AND COST DISCIPLINE

In 2000 we maintained our commitment to our established goals, thus reinforcing our claim to be the leading private bank in the heart of Europe.

Building on our Bank of the Regions in Europe strategy we have further strengthened our solid starting position in the private customer segment. With a multi-channel management including a revamped website and additional core competencies, we are using this position to anticipate projected changes in the marketplace.

Customer relationship management concept sharpens profile

All the same, we believe that the decisive factor behind a successful positioning in the private customer market is a convincing customer relationship management concept. Consequently, 2001 we will implement new strategies for private customers that

1. involve additional segmentation to meet individual and standardized customer needs, and
2. optimize service in all marketing channels.

We will accompany these moves by streamlining and digitizing our processes, thus creating more space for personalized customer service and more potential to make progressive changes to products. In implementing these strategies and the associated adjustment and optimization of marketing structures, we will be paring back our branch network 10–15% over the next twelve months. At the same time, in the autumn of 2001 we will be opening a customer service center staffed by 250 people to take care of the growing demand for telephone and online banking.

As a result, we expect to noticeably improve the customer care experience and further increase our earnings. At the same time, we remain committed to exercising stringent cost discipline.

Corporate Customers

By mid-2000, we had successfully completed the extensive repositioning of our Corporate Customers division, implementing a business model with compelling competitive advantages. Furthermore, we significantly expanded HypoVereinsbank's market position in all its core business areas. We aim to be the leading integrated corporate finance bank in Germany, as well as – in the medium-term future – other selected markets of Europe. The division's income statement underscores this remarkable turnaround. Operating revenues were much higher, and the division's cost-income ratio improved significantly to 45.6%. We also succeeded in substantially reducing the level of risk provisions again. As a result, the Corporate Customers division reported a sharply higher operating profit. At €578 million, net income before taxes was 7.8% up on the previous year's total, while a figure for return on equity after taxes and before amortization of goodwill of 13.0% accurately reflects the progress made by the division.

THE INTEGRATED CORPORATE FINANCE BANK

REORIENTATION OF THE CORPORATE CUSTOMERS DIVISION

The corporate finance business is presently characterized by competition-induced performance pressure and the need to fulfill the return expectations of the capital markets. At the same time, customers are demanding increasingly sophisticated advisory services, as traditional financing tools come up against the limits of their usefulness. Among German mid-sized companies, in particular, the demand for comprehensive, intelligent financing solutions is on the rise. Corporate finance customers expect advisory and deal-structuring competence as well as in-depth sector knowledge and access to capital markets. Anticipating these structural changes at an early stage of their development, HypoVereinsbank devised the concept of the integrated corporate finance bank. This comprises a forward-looking business model that stresses innovative solutions tailored to the needs of the capital markets, implemented on the basis of established, long-term customer relationships.

RESTRUCTURING SUCCESSFULLY COMPLETED

Clear sector focus

Above all, the extensive repositioning of our business involved making fundamental changes in the division's structural organization to improve efficiency. Among other steps, we streamlined our sales organization – without sacrificing full-range coverage – and differentiated our selling strategies to accommodate different types of customer needs. We refocused our attention on larger mid-sized companies and the high-growth sectors of media, information technology and biotechnology. At the same time, HypoVereinsbank considerably broadened the range of services it provides to corporate customers by building up global product competence and capital markets expertise. Through a joint venture with the International Markets division, we offer optimally structured capital market products to our target clientele.

OPERATING PERFORMANCE

in millions of €	2000	1999
Operating revenues	**1,848**	**1,597**
Provisions for losses on loans and advances	359	416
General administrative expenses	842	864
Operating profit	**647**	**317**
Net income before taxes	**578**	**536**
Core capital allocation	3,259	3,195
Return on equity after taxes (%) (excl. amortization of goodwill)	13.0	10.7
Cost-income ratio (%)	45.6	54.1
Employees	10,234	6,195

We have more than achieved our goals. Having optimized the number of customer relationships we maintain, we can now focus on business relationships that offer high potential for our core products. Although we increased staffing levels in promising areas of corporate finance by nearly 50%, the number of employees working in the Corporate Customers division at the parent bank has been reduced by nearly 30%. We also substantially reduced risk assets in the traditional lending business.

Strong income growth

Thanks to strict cost discipline and a sustained lower level of risk provisions, we were able to substantially improve the division's return on equity and cost-income ratio. The percentage of total operating revenues contributed by fees and commissions is now 26.6%, while overall corporate finance revenue has doubled. Indeed, we significantly strengthened our market position in all areas of corporate finance. We offer tailored solutions for every stage of a company lifecycle.

PRIVATE EQUITY: FROM THE GARAGE TO NASDAQ

Private equity has come to play a vitally important role in the industrial restructuring process. HypoVereinsbank revamped its private equity business in the year under review, investing a total of €500 million in various investment funds and cooperative ventures. Also in 2000, some €135 million were committed to three new investment funds, each one of which provides classical venture capital to companies in innovative, high-growth sectors in a specific phase, from start-up to IPO preparation. This step affords us early-stage access to companies that will one day have the potential to go public.

PRIVATE EQUITY LIFECYCLE


COOPERATION PARTNERS
GI Ventures
GLS Limited
Kappa-IT
AdAstra
Fund of Funds
Seed
Start-up
First stage
Second stage
Pre-IPO
IPO
Restructuring, strategic investment
Change of ownership
MBO, MBI, LBO
IPO
M&A
ALF
Structured Finance

Funds-of-funds concept

In line with our areas of global product competence, we invested a further €360 million to finance changes of ownership involving management buy-outs and leveraged buy-outs and for project financing on the basis of a fund-of-funds concept. Private equity lends itself very well to combination with these classical financing methods. To further our ambitions of becoming an integrated corporate finance bank, we intend to broaden our private equity activities in 2001 by means of systematic investments, including a media fund and a turnaround fund for troubled companies. We intend to invest heavily in this area over the next two years. Private equity activities, which produce an average return of 25%, represent a strong value driver in the corporate finance business.

NEW STRUCTURED FINANCE UNIT

In the past business year, structured finance advisory services for mid-sized companies served as an important link between our specialists in the various areas of corporate finance and the local relationship managers. In 2001, we will enrich our array of services by establishing a rating advisory capability. These skills are especially valuable for mid-sized companies in the light of the revised Basle capital-adequacy rules.

SHARPER PROFILE AS M&A CONSULTANT

Our M&A activities have been consolidated in HVB Consult, which posted record earnings in 2000. We strengthened our position in the market for larger mid-sized companies and public utilities through a number of highly regarded transactions. With the acquisition of Rodenstock Präzisionsoptik by Linos AG, we were instrumental in preparing one of the most successful IPOs of 2000. We want to position ourselves as the clear market leader in the targeted customer segment, thereby rounding out HypoVereinsbank's range of services in strategic management consulting for mid-sized corporations.

SHARP RISE IN OPERATING PROFIT


€m
750
500
250
0

IPOs IN A DIFFICULT ENVIRONMENT

Leading underwriter

In 2000, the Equity Origination unit had to contend with significantly worsening conditions in all market segments, especially in the second half of the year. Altogether, we captured twelve lead mandates for Neuer Markt IPOs, as well as numerous joint mandates and co-lead mandates in 2000. We also participated in all the major new issues that took place last year (SAP-SI, Infineon, Deutsche Post, EADS and T-Online). Consequently, HypoVereinsbank is the third-strongest equity house in Germany, among the top 20 in Europe, and one of the market leaders in the Neuer Markt. Working together with the capital-markets experts at the International Markets division, we intend to build on our leading position as a bank for new issues in Germany.

ACQUISITION & LEVERAGED FINANCE: TOP PLAYER IN EUROPE

In the area of acquisition and buy-out financing, we continued to extend our strong market position as a finance arranger in Germany and Europe. In the European rankings, we are among the top five banks in this sector and one of the top underwriters in international business. We completed around 60 new transactions with an initiated financing volume of €8.3 billion in 2000. By the end of the year, our portfolio comprised approximately 130 national and international transactions, for most of which we served as arranger or co-arranger. In the future, we plan to specifically expand our European position.

PROJECT & ASSET-BASED FINANCING ON COURSE FOR GROWTH

Successful partnership with Babcock & Brown

The Project & Asset-based Financing unit again demonstrated its importance to the Corporate Customers division with yet another increase in revenues. We established new specialist teams for airport and wind-farm financing and took advantage of the business possibilities afforded by the British private finance initiative. In global project finance, we acquired 95 mandates with a total volume of €2.5 billion. In the area of aircraft financing, we completed 28 new transactions for a total commitment of $1.4 billion. Our lease and asset finance operations achieved a transaction volume in excess of €3.5 billion in 2000. We successfully implemented our strategic partnership with Babcock & Brown, far surpassing our own expectations for our first year in business as a united team. In the current year, our global network will be significantly broadened by the integration of Bank Austria's project finance unit and through selective expansion measures.

"**Our business model of the integrated corporate finance bank gives us a clear profile on the marketplace. We offer our customers a capital market-based array of products and services, which makes us one of the most attractive banks for successful mid-sized companies in both Germany and the rest of Europe. We have every confidence in our ability to enhance profitability.**"

Dieter Rampl

PROMISING OUTLOOK FOR INTERNATIONAL OPERATIONS

Foreign-trade structuring competence

Besides project and asset-based finance, our international business comprises the business units dedicated to foreign trade, Central and Eastern Europe, multinationals and our activities in America and Asia. The spectrum of foreign trade services we offer ranges from foreign money transfer operations and traditional documentary credit services to complex structured financing arrangements. We solidified our position in Western Europe as the leading provider of foreign trade products and were especially successful in the area of multi-sourcing. Structured foreign trade financing packages insured by the ECA export credit agency and requiring little capital commitment have traditionally been a major strength of our business. As in the Americas and Asia, our business in this area performed extremely well in 2000. In terms of revenues, our operations in Central and Eastern Europe far exceeded their targets. Our activities in this region are currently dominated by the integration of Bank Austria. In this new addition to our corporate group, we see an ideal complement to our foreign branch network, including Western Europe, America and Asia.

FOCUSED E-BUSINESS STRATEGY

With new products like the Multiweb, Internet-based money transfers secured by electronic signatures and our BusinessGate Internet portal, we will be in a position this year to offer our customers innovative solutions for international business and foreign trade. HypoVereinsbank's entire e-business activities will be consolidated in the corporate finance portal in 2001. This move gives rise to an additional distribution channel for our standardized products. In this regard, we will focus above all on cementing customer loyalty, optimizing our processes and developing new ideas for the B2B segment.

DOMESTIC SALES FORCE BOOKS HIGHER REVENUES

Liquidity and investment advice

The greatest challenges thrown up by the restructuring of the Corporate Customers division were faced by domestic sales force. We were able to increase revenues during the year under review despite having to implement far-reaching organizational changes. The systematic application of our strategy also led to tangible results. Close cooperation between the corporate customer relationship managers and the local product specialists ensures holistic support, especially for our mid-sized clientele. In this respect, placing our liquidity and investment advisory capacities in a separate unit proved highly successful. This move reflects the increasing complexity of the financial issues involved in this innovative area of advisory services. We are now in a position to offer our customer base of mid-sized firms additional value added by managing financial risk using derivative and structured financial products.

RISK MANAGEMENT GEARED TO THE NEEDS OF THE CAPITAL MARKETS

The sharp decline in our risk provisions was a key factor in boosting the division's return on equity. This development, in turn, reflects the successful repositioning of our risk management program, which is rooted in the two main elements of active portfolio management and systematic sector orientation. The main purpose of our portfolio management program is to optimize our portfolio by identifying unprofitable exposures and initiating secondary-market activities.

Risk-adjusted pricing

In this area we also use contemporary methods based on value-at-risk principles to manage our diverse loan portfolio, which is increasingly weighted towards the target group segments that we have defined. In employing this approach, we apply risk-adjusted pricing to ensure the necessary profitability of our exposures. These methods also enable us to allocate capital actively on the basis of profitability considerations. With these moves, HypoVereinsbank is by no means withdrawing from the traditional lending business. We will continue to assume risk as one of our basic services, but our willingness to do so will be dependent on the income that can be generated as a result.

FURTHER REDUCTION IN LOAN-LOSS PROVISIONS


€m
1,000
750
500
250

SECURITIZATION ACTIVITIES INTENSIFIED: SUCCESSFUL COMPLETION OF THE KFW MANDATE

Intensifying our securitization activities in order to free up equity capital and optimize profitability is an important element of our loan-portfolio management strategy. To this end, we collaborate with the International Markets division in a way that has proved highly successful. In the context of an asset-backed securities project, for instance, the KfW reconstruction loan corporation mandated HypoVereinsbank to execute the securitization and placement of a mid-sized company loan portfolio with a volume of €1 billion. We successfully completed this transaction in December 2000. This innovative structure, which enabled HypoVereinsbank to free up €40 million of equity capital, amply demonstrated our debt-structuring expertise, positioning us as a competent capital markets partner for German mid-sized companies.

OUTLOOK: FORWARD-LOOKING BUSINESS MODEL TO GENERATE MORE GROWTH

Reinforcement of market position

Considering the rising importance of the capital markets for our target customers, the continued expansion of our corporate finance activities represents a crucial success factor. We also intend to expand our successful activities involving our other core products and target groups. Supported by our close collaboration with the specialists of the International Markets division, the combination of this new area of competence with our traditional strengths in relationship management, lending and services defines our profile as an integrated corporate finance bank. With our customized solutions and intelligent products, we are clearly an attractive bank for larger mid-sized companies. We achieved a clear positioning, at an early stage, with respect to the dynamic changes affecting the financial services sector. We intend to exploit the current bout of reorientation initiated by our competitors in their corporate finance operations in order to strengthen our market position through qualitative growth. We expect a further improvement in the division's return on equity in the current year.




...different banks for different people...

Real Estate Finance and Real Estate Customers

HypoVereinsbank aims to significantly strengthen its real estate activities as part of the strategic Real Estate Lead Competence program. To this end, it will concentrate its commercial real estate financing activities in a new real estate bank by 2002, in an operation involving two stages. The goal is to permanently increase return on equity to 13–15%, primarily by better tapping business potential and optimizing the refinancing base. We intend to expand our expertise in real estate investment banking and boost efficiency in production, processing, and the use of capital. We are committed to expanding our leading position in real estate financing in Europe. In 2000, the Real Estate Finance and Real Estate Customers division contributed €473 million to the Group's net income before taxes. The return on equity after taxes and before amortization of goodwill stood at only 6.8%.

MARKET LEADER IN THE EUROPEAN REAL ESTATE BUSINESS

MARKET TRANSFORMATION PROCESS

Real estate markets and consequently the real estate finance business are undergoing a period of upheaval. The German government has significantly reduced tax incentives for investing in real estate, meaning that the returns on such investments have to stand more direct comparison with other asset types. New participants and foreign competitors are flooding in as the markets take on an ever greater international flavor, intensifying pressures on margins. With the sophistication of market players rising, it is more important than ever to offer products and services geared to the most stringent customer requirements, and to build competence in the area of structured financing. The capital markets focus primarily on the demand for a competitive, risk-adjusted return on allocated equity.

Against this background, new business fell short of our expectations to varying degrees. The market for commercial real estate in Germany had some positive features, with increasing revenues and falling vacancy rates, although the strong West-East bias remains. Residential property markets struggled, however, as a few isolated markets thrived against a general trend of stagnation and excess capacity, especially in the eastern part of the country. In the market as a whole, new mortgages (including municipal loans) slumped by 21%. With a decline of 22%, the development at the HVB Group matched the overall trend.

OPERATING PERFORMANCE

in millions of €	2000	1999
Operating revenues	**1,588**	**1,437**
Provision for losses on loans and advances	561	219
General administrative expenses	574	558
Operating profit	**453**	**660**
Net income before taxes	**473**	**675**
Core capital allocation	4,156	3,767
Return on equity after taxes (%)		
(excl. amortization of goodwill)	6.8	10.0
Cost-income ratio (%)	36.1	38.8
Employees	4,047	4,543

2000 SEGMENT RESULT AFFECTED BY NEW ORIENTATION

Risk principles applied consistently

There were two major factors depressing the division's earnings. Firstly, the unhealthy overall situation on the German real estate market has led to a decline in new commitments; secondly, the new orientation in terms of risk management had a major impact on the course of business during the year under review. We have systematically extended the stricter risk principles recently initiated for our lending operations, deliberately turning down new business where quality was deemed inadequate. By starting to take an overall portfolio view, we now build our portfolios on clearly defined criteria in terms of optimizing risk and return. Against this backdrop, we are not satisfied with the net income recorded by the division given a return on equity after taxes and before amortization of goodwill of 6.8%. 2000 must, however, be seen as a year of transition in the wake of the paradigm shift in real estate finance and the new internal orientation. It was a year in which we did the fundamental groundwork necessary to ensure greater profitability in the future.

PARADIGM SHIFT IN REAL ESTATE FINANCE

A clear paradigm shift is taking shape in real estate financing. The refinancing of existing properties and the restructuring of property portfolios are beginning to take on a greater role as compared with the traditional business of new purchases: institutional investors, public entities, and corporations are increasingly divesting their property holdings. This opens up opportunities for major portfolio transactions, where we are well positioned to profit from our expertise in real estate investment banking. At the same time, other sub-segments are gaining in importance, given the rising level of modernization and renovation work together with the projected increase in inherited property.

NEW REAL ESTATE BANK FOR ALL COMMERCIAL ACTIVITIES OF THE HVB GROUP

HypoVereinsbank is taking an active stance toward the transformation process sweeping the market. As part of the internal expansion of the Bank of the Regions in Europe, the HVB Group has announced a comprehensive reorganization of its core competence in real estate financing. All commercial real estate activities of our subsidiaries in Germany and abroad and the parent bank are to be pooled in a new real estate bank offering both retail and mortgage banking services. With this reorientation, the HVB Group will be in a position to offer customers an array of skills, products and services designed to meet international standards and more efficiently capitalize on the resources committed to real estate financing.

Greater efficiency in retail business

We aim to boost our profile in the market for commercial real estate financing and the quality of our service by implementing a high degree of decentralization, flat hierarchies and short decision-making paths. At the same time, working in conjunction with the Private Customers and Professional division, we will continue to expand our presence in the retail sector by reinforcing our marketing capability on the basis of attractive pricing and more efficient cost structures. Our focus will be on optimized handling processes built on a powerful IT platform.

AMBITIOUS INTEGRATION TIMETABLE AND SUBSTANTIAL SYNERGIES

Subject to official approval, the new real estate bank will open its doors for business by the end of 2002 after all the steps required under company law have been completed. In the first stage, Nürnberger Hypothekenbank AG and Süddeutsche Bodencreditbank AG will be absorbed into Bayerische Handelsbank AG during the current business year to ensure clear management responsibility for commercial real estate finance across the corporate group. The second step will see the new entity absorb the entire domestic and foreign commercial real estate financing operations currently pooled at the parent bank, together with the related treasury functions.

Sales focus

We hope to realize cost synergies of €160 million per year as of 2004 in the course of the merger process. We expect to achieve substantial cost reductions by slimming down the central functions and concentrating sales activities in five regional centers in major German conurbations. We are aiming for a cost-income ratio of less than 35%.

POOLED COMPETENCE IN REAL ESTATE INVESTMENT BANKING

In addition to the traditional financing business, we will be placing our main emphasis on real estate investment banking, focused principally on structured financing and real estate asset management. In this way our customers will gain access to the many-faceted opportunities of modern capital markets, giving them clear added value beyond that of traditional financing. The new real estate bank will concentrate its customer relationship management on the segment of medium and large customers and will consistently apply profit and risk considerations to its financing decisions.

Financial engineering

In response to changing market conditions in Germany, we will significantly reduce domestic risk assets over the coming three years and simultaneously expand our foreign operations. We will take a more aggressive approach to financial engineering, specifically securitization solutions and credit syndication, in the future. The pooling of activities will also bring about a noticeable improvement in the refinancing base of the new unit.

SUCCESSFUL EXPANSION OF STRUCTURED FINANCE

Real estate investment banking is more than just a key element in HypoVereinsbank's strategic efforts to optimize the use of capital, expand our commission-based business, and diversify risks in the context of active portfolio management. We are also significantly expanding our range of products and services to apply our transaction structuring competence to the entire value creation chain in real estate finance.

"By concentrating our presence in commercial real estate finance, we are actively shaping the future of our real estate activities in an evolving market environment. The goal is to significantly boost our risk-adjusted return on equity from real estate operations by managing our portfolios dynamically." Dr. Egbert Eisele



Strong pool of competence

Our activities in this area progressed at a highly satisfactory rate as a result of consolidating our expertise in the Real Estate Structured Finance unit to provide our customers with a strong pool of relevant competence. In 2000, we structured Württemberger Hypothekenbank's first synthetic mortgage-backed securitization offering, with a total volume of around €500 million, and acted as financial advisor to Westfälische Hypothekenbank in a portfolio transaction worth over €700 million. In credit syndication, we placed a total volume of €1.7 billion in 21 transactions. In real estate mergers and acquisitions, we arranged the sale of a commercial and residential property portfolio valued at over €100 million for an institutional customer. In real estate project finance, we provided advisory services for a project with a total volume of €300 million.

MARKET LEADER IN REAL ESTATE ASSET MANAGEMENT

HypoVereinsbank is among the three leading institutions in Germany for real estate asset management. During the year under review, we increased the volume of assets under management for institutional customers threefold, to reach €1.8 billion. The six subsidiaries set up since launching our activities in real estate asset management in 1995 hold investments in four countries and have acquired 55 properties. Annual returns of our companies range from 6.5% to 30%, making them an attractive alternative to other asset types.

Foreign operations expanded

Our central European fund is the only German product of its kind offering institutional investors the opportunity to acquire property in these interesting growth regions. We started operations in southern Europe during the year with the launch of a new fund product focusing on Spain and France. Together with our iii-GmbH subsidiary we have launched two special real estate funds which have €800 million at their disposal for investments in European locations outside of Germany. In addition, we are currently developing a fund for HypoVereinsbank's foreign institutional customers seeking to invest in Germany. All in all, we anticipate double-digit growth rates to continue in real estate asset management over the coming years.

"We are bundling our resources in the new real estate bank in order to offer our customers the full range of relevant financial services. The move will boost the profile of the HVB Group on the international real estate marketplace."

Dr. Claus Nolting

NEW EXPERT SYSTEM FOR REAL ESTATE APPRAISAL AND CONSULTING SERVICES

Our Real Estate Appraisal and Consulting unit has developed an expert system to further boost our ability to evaluate the value potential and future prospects of real estate markets in Germany and Europe. ExpertiX combines databases containing real estate properties, regional markets and overall economic data to produce a complex market prognosis model. This system supports our experts and analysts across Europe in their market analyses and prognoses as well as in their assessments of properties and portfolios. Our HVB Expertise GmbH offers comprehensive advisory services, particularly for institutional investors and companies.

FOREIGN ACTIVITIES EXPANDED

The success of our non-German operations during the year significantly exceeded our expectations. We further diversified our portfolio in international real estate financing and significantly increased our market share in our target markets. We thus reaffirmed our commitment to be the leading international real estate bank focused on Europe and other selected markets. The share of international financing activities in the division's total portfolio was 13% at year-end, after 10% in 1999. Considering our target return, these figures show that today our international activities have already become an important value driver in the commercial real estate finance business.

REAL ESTATE:
FOREIGN PORTFOLIO

in %


France 5
Rest of Europe 13
Netherlands 26
Britain 28
United States 28

On course for growth

In our role as a partner for the upper segment of international real estate customers, our goal this year is to expand our already strong presence in the British and American markets and gain market share in Spain and the Netherlands. We will continue to enter other Western European real estate markets such as France, Italy, Scandinavia and Switzerland with a view to recording strong growth. We are also pushing ahead with our expansion within the growth markets of Central and Eastern Europe: Hungary, Poland, the Czech Republic, and Slovakia.

OUTLOOK: LEADING REAL ESTATE BANK IN EUROPE

By bundling its professional real estate activities in an integrated unit, the HVB Group is applying a consistent and innovative business model to shape the process of change. The efficient combination of relationship-based and transaction-based banking gives our customers access to the entire scope of the capital markets, thus offering a clear value-added proposition as compared with conventional financing. In this way the HVB Group has reaffirmed its claim to the status of European market leader. Intensified securitization activities will optimize our use of equity capital and risk diversification and will significantly boost the return on equity in the real estate business.

Smart financing solutions

Our problem-solving competence is focused primarily on real estate asset management and tailor-made solutions for high-end, commercial real estate customers demanding structured financing solutions. In this context, foreign real estate activities represent an essential element in our portfolio of products and services. Our international activities are built on an ability to design complex financing structures on the basis of country-specific risk management, enhanced by the innovative real estate investment products available to our customers. Consequently, we see potential for qualitative growth in all of our core markets. By exploiting the possibilities of active portfolio management to the full, we aim to continually increase our contribution to profits.

THE NEW REAL ESTATE BANK


Nürnberger
Hypotheken-
bank AG
Süddeutsche
Bodenkredit-
bank AG
Bayerische Handelsbank AG
Integration of the parent bank's
commercial real estate operations

Real Estate Workout

At the end of 1999, we transferred all the inherited troubled loans that are not part of the strategically supported real estate finance activities of the HVB Group to a separate corporate division, known as Real Estate Workout. During the year under review, our marketing efforts were highly successful, serving to slash the remaining portfolio by some €1.7 billion. Our valuations have proven completely accurate in a difficult market environment, meaning that there is no need to set aside additional provisions.

SIGNIFICANT SUCCESS IN MARKETING OLD LOANS

ACTIVE PORTFOLIO MANAGEMENT

Our efforts to enhance corporate profitability center on the active management of the workout portfolio. The strategic business mission of the Real Estate Workout division is to assure the rapid salability and optimal marketing of its entire portfolio within a period of five years. All activities are accompanied by targeted risk management; our seven workout specialists have broad experience in the workout of risk.

Considerable marketing success

We deploy a wide range of tools to shrink the portfolio, with the main focus on the sale of the properties involved. We also endeavor to find tenants for vacant space. In addition, we take the initiative in completing unfinished real estate projects with the aim of selling them. We achieved considerable marketing success during the year under review. In the area of developer financing we sold more than 900 properties with a total value of around €500 million. Among the joint ventures we had sales valued at some €400 million on 29 properties. Furthermore, tenants were found for a total of 77,000 square meters in this segment.

OPERATING PERFORMANCE

in millions of €	2000	1999
Operating revenues	**7**	**95**
Provisions for losses on loans and advances	(33)	1,581
Administrative expense	53	41
Operating profit	**(13)**	**(1,527)**
Net income before taxes	**(102)**	**(1,721)**
Core capital allocation	233	314
Employees	416	354

Starting from a volume of €9.6 billion at the time the division was set up, we were able to reduce the workout portfolio by €1.7 billion last year, with a correspondingly strong boost to the balance sheet and liquidity. At the end of December 2000, the portfolio included

- joint venture projects with a volume of €2.0 billion (1999: €2.7 billion),
- developer loans, with a volume of €5.3 billion (1999: €6.1 billion), and
- exposures resulting from brokerage deals referred by external agents, with a volume of approximately €0.6 billion (1999: €0.8 billion).

VALUATIONS FULLY CONFIRMED

With the aim of showing a valuation of the workout properties in line with market prices, we created a final provision for the portfolio in 1999, concurrently eliminating the burden on earnings in the coming years. We arrived at a provision rate of about 40% for the entire portfolio. As the portfolio has been reduced, these valuations have been fully confirmed, such that the portfolio continues to be protected from further losses.

Adequate risk provisions

We created no additional risk provisions for the workout portfolio during the year under review, an important factor in the sharp reduction in the provision rate for the HVB Group. It is now apparent that, by separating out troubled loans and establishing additional risk provisions back in 1999, we were able to anticipate the continued pressure on loan performance in the year under review. As such, HypoVereinsbank had foreseen and sufficiently provided for numerous major bankruptcies of German construction and real estate companies during the previous year. As to the legal proceedings pending against the Bank in connection with brokered building loans, the situation remains stable; the rulings handed down so far have almost without exception been in the Bank's favor.

CLEARLY DEFINED TIMETABLE

Based on the experience gathered during the first year of active workout management, we are confident in our ability to meet the deadline of completely eliminating the portfolio within five years. Significant progress has already been made. We assume that the reduction exercise will remain on schedule. By transferring workouts to a separate division under independent management with a clear business mandate, HypoVereinsbank has demonstrated its willingness to openly address structural problems and implement targeted solutions on behalf of its shareholders. We will continue to provide transparent documentation regarding the ongoing reduction of the portfolio within the framework of the detailed segment-based reporting of the HVB Group.

International Markets

The International Markets division is the HVB Group's portal to the global financial markets. Providing competitive, efficient access to all the world's capital markets, whether in Europe, the Americas or Asia, this division plays a crucial role in the implementation of our strategy as the Bank of the Regions in Europe. Through institutionalized cooperation with the other divisions of HypoVereinsbank and by providing professional-quality services in matters relating to the capital markets, we have built a bridge between personalized relationship management in the Bank of the Regions and the specific interests of professional investors and intermediaries. More than ever, International Markets represents the vital link in the transformation from the lending practices of the past to the future world of capital markets and securitization. We term this an integrated capital markets approach: a strategy with regional strengths, world-class products, top-drawer financial structuring expertise and a global clientele. The merger with Bank Austria will allow us to build on our position of market leadership in Central and Eastern Europe. With net income before taxes of €585 million, the International Markets division again surpassed its strong previous-year segment results, while improving its return on equity after taxes and before amortization of goodwill to 23.6%.

PORTAL TO THE CAPITAL MARKETS FOR THE HVB GROUP: INTEGRATION ALONG THE VALUE CHAIN

INTERNATIONAL CAPITAL-MARKET INTERFACE

As product developer and sales platform for capital market products and services, the International Markets division is HypoVereinsbank's link to the international capital markets. Under our integrated capital markets bank strategy, we put our expertise to work for all the bank's customers. The competitive advantage for the HVB Group as a focused full-service bank, compared with an isolated transactional approach, lies in the well-established, long-term client relationships that are maintained in the respective corporate divisions. These relationships have been institutionalized in the form of joint ventures between International Markets and HypoVereinsbank's other customer-oriented divisions. As a result, we are able to offer the personalized relationship management provided by the corporate divisions to assist customers in their daily financial decisions, coupled with access to the latest, customized products in the International Markets division, our portal to the global capital markets.

International Markets bears responsibility for institutional investors and banks as a customer group. The consolidation of customer activities over a wide range of product categories is conducive to a focused sales mentality. The implementation of an overarching key account concept for our three distribution channels of

- equity sales for all equity products,
- market sales for all currency and interest rate products, and
- sales and relationship for all non-capital markets products

has served to sharpen the market orientation of our sales program. Our declared goal is to enhance the HVB Group's ability to place securities with institutional investors.

OPERATING PERFORMANCE

in millions of €	2000	1999
Operating revenues	**1,183**	**1,074**
Provision for losses on loans and advances	1	4
General administrative expenses	537	460
Operating profit	**645**	**610**
Net income before taxes	**585**	**479**
Core capital allocation	1,846	1,485
Return on equity after taxes (%) (excl. amortization of goodwill)	23.6	20.4
Cost-income ratio (%)	45.4	42.8
Employees	2,261	1,223

CONTINUATION OF THE EQUITIES SUCCESS STORY

Focus on three main target areas

In the equities business, we have consolidated our sales, sales trading, syndication and research activities in the Institutional Client Group. As a result, we have successfully focused their combined attention on three target areas, aiming to make us one of the top banks for:

- German equities in the DAX index and 50 Mid-Caps,
- the European sectors of transportation and logistics; automotive and chemical companies; financial services providers, and
- the sectors of media, IT and biotech on the Neuer Markt.

It is our firm conviction that, in response to the market's ever-growing demands, we can only achieve the goal of strong placement capability through excellent, consistent relationship management, outstanding research and the use of comparative advantages in regional markets. In effect, the Institutional Client Group links HypoVereinsbank's special access to mid-sized corporate customers, who are increasingly turning to the capital markets to meet their funding needs, with our capital markets expertise.

The Bank has made an important contribution to the establishment of the Neuer Markt by underwriting numerous stock issues. We are currently an active market-maker for 63 equities, acting as designated sponsor. Having handled 27 IPOs last year, we maintained our status as one of the leading banks in this sector.

CORPORATE BONDS: A MARKET WITH A STRONG FUTURE

Use of corporate customer relationships

Working in conjunction with the Corporate Customers division, we hope to repeat the growth experienced in the Neuer Markt in the European corporate bond market by exploiting the Bank's extensive customer and credit relationships. Despite periodically strained credit markets and widening spreads, this segment continued to perform strongly in 2000, with a European-wide new issue volume of €132 billion. In our view, the closer correlation of market-driven yield levels with issuers' credit quality delivers convincing evidence of the greater professionalism and acceptance of this segment among institutional investors.

HypoVereinsbank was the first institution to structure and successfully place a convertible bond issue of a corporation listed on the Neuer Markt, as we were the sole lead manager for the €75 million convertible bond issue of Augusta Technologie Holding.

Corporate borrowers are increasingly interested in tapping the international capital markets for their funding needs. The corporate bond issues of Escada, Swissair and BMW, for which we served as lead manager, are indicative of our expertise in this segment.

MARKET LEADERSHIP EXTENDED IN INDEX CERTIFICATES AND STRUCTURED RETAIL PRODUCTS

HypoVereinsbank continued to lead the development of index certificates in Germany by focusing consistently on the needs of the customer. With an issue volume of more than €5 billion over the last three years, we garnered a trading volume-based market share of around 50%, making us the European market leader in this segment.

We also succeeded in furthering our lead in the area of structured retail products in 2000. The inception of the HVB Global Large Tech Fund, with a placement volume in excess of €800 million, and the Global Large Tech Certificate, with sales of €280 million, lifted our market share to more than 50%, allowing us to claim the rank of European market leader in this segment as well.

EXCLUSIVE DEUTSCHE BÖRSE LICENSEE FOR EXCHANGE-TRADED FUNDS

New ETFs generate daily traded volume in excess of €100 million

On April 11, 2000, Deutsche Börse AG established a new market segment, XTF, reserved exclusively for exchange-traded funds (ETFs). These index funds, which track the underlying index on a 1:1 basis, are continuously quoted as securities. Our prominent position in the European market for index products, coupled with the strategic concept we submitted, were the main reasons behind the awarding of license rights to the most important Deutsche Börse equity indexes. Consequently, we are the exclusive dealer of exchange-traded index funds on these indexes. And we are one of only five licensees for the indexes of the STOXX℠ Group.

In founding IND^EX^CHANGE Investment AG, a joint venture with the Asset Management division, we established the prerequisites for a new market segment, just as we did years ago in the interest rate markets by setting the standards for jumbo Pfandbriefe. This new venture attests to our innovation capability, our strong position in the market for investment funds and our ambition to be the European market leader in the segment of exchange-traded funds. The first index fund on the DAX has been listed since January 3, 2001, joining index funds on the EUROSTOXX 50^EX^ and the STOXX 50^EX^-ETF. In the first month of trading, the daily traded volume of these three securities has exceeded €100 million.

ALTERNATIVE INVESTMENTS: ABSOLUTE PERFORMANCE GOALS INSTEAD OF BENCHMARK ORIENTATION

As part of its capital market activities, HypoVereinsbank is upgrading its Alternative Investments unit to a strategic business sector. This move is designed to accommodate the changing needs of institutional investors in Europe who are showing increasing interest for total return products. These products are investments aimed at achieving absolute performance targets instead of the traditional benchmark orientation.

"International Markets is our portal to the world's capital markets. As an integrated capital market bank, we are concentrating on regional strengths, world-class products and top-drawer financial structuring expertise."

Dr. Norbert Juchem

In the field of single-manager products, we established the LION Global Opportunity Fund. This long-short equity fund aimed primarily at German and European institutional investors is the first product of its kind in Germany. It relies on our proprietary trading methods, to which our customers now have access for the first time. In terms of multi-manager products based on a fund-of-funds concept, we are making good use of the extensive experience of our Schoeller Capital Management subsidiary, the designated center of competence for this business. In 2000, within a very short period we generated sales of €400 million from our HVB Value Protection I fund-of-funds product alone.

NUMBER ONE IN EUREX CLEARING

The year 2000 witnessed a continually high flow of orders in all types of securities. With a market share of approximately 13% of the total volume, we are the leading clearer of Eurex-traded contracts, underscoring our dominant position in the field of electronic trading.

STRENGTH IN EURO ISSUES MAINTAINED

European Municipal Bond of the Year

As lead-manager of euro issues, we successfully retained our status as one of the world's 15 biggest issuers. In 2000, we placed 95 issues for a total volume of €13.7 billion. We documented our special expertise in municipal bonds by acting as joint-lead manager for the state of Hesse's €1 billion benchmark bond. This successful issue received the IFR award for the European Municipal Bond of the Year.

CONTINUED TREND TOWARDS HIGH-VOLUME PFANDBRIEF ISSUES

The Pfandbrief mortgage bond is and will continue to be our most important funding instrument, although our issue activities have stagnated somewhat as a result of declining levels of new mortgage business. The total outstanding volume of jumbo Pfandbriefe issued by the HVB Group currently comes to around €60 billion, making us the biggest issuer of these high-volume mortgage bonds. Jumbo Pfandbriefe have attained the status of a benchmark in the European capital market. In line with the trend towards high-volume issues, we will again issue global mortgage bonds in 2001. All of HypoVereinsbank's public-sector Pfandbriefe carry the highest rating of AAA.

INTEGRATED BALANCE SHEET MANAGEMENT

Anticipating the progressive widening of credit market spreads during the course of 2000, we actively expanded our funding activities beginning in the first half of last year. This strategy, coupled with the broad diversification of our product range, enabled us to achieve a cost structure that is considerably healthier than its counterpart in liquid, high-volume bond issues.

The newly established Market Communication Network unit represents a contemporary platform for coordinating our internal group cash flows. We optimize our external funding needs while reducing risk assets by pooling short-term and medium-term monetary flows.

FOCUSED EXPANSION OF SECURITIZATION ACTIVITIES CONTINUED

Global management responsibility concentrated in New York

A strategic priority of the International Markets division is to expand our securitization activities. Securitizing portions of our loan portfolio enables us to manage these branches actively and effectively by transferring risk, thereby optimizing our capital allocation. Our customers also benefit from our expertise in this area: in addition to our own securitization activities, we have structured numerous transactions specifically to meet the individual needs of our customers. Among other things, the KfW reconstruction loan corporation awarded us, together with the Corporate Customers division, a mandate to securitize and place a mid-sized corporate loan portfolio with a volume of €1 billion. The successful completion of this asset-backed securities transaction in December 2000 established our name in the market as a competent partner for securitizing the loans of mid-sized corporations. Through our "Maximilian" conduit, moreover, which has a volume of $400 million, we extended the bank's securitization activities to Asia. Altogether, the conduits sponsored by us have issued more than $15 billion in commercial paper to date.

In recognition of the expertise and outstanding performance of our New York staff over the past few years, we decided to concentrate global management responsibility for building up the securitization and credit engineering business in the New York office. This enables us to apply the experience acquired in the efficient American capital market to our business in Asia and Europe as well. Our strongly performing European activities are slated for further expansion. Through the transfer of know-how and the sharing of resources, they are being interlaced with our overseas activities to form a single, highly effective whole.

OUTLOOK: SUCCESS IN INTEGRATED CAPITAL MARKETS BUSINESS SET TO CONTINUE

Position strengthened in Central and Eastern Europe

The task of integrating the capital market activities of Bank Austria will be completed by mid-2001. Its in-depth knowledge of business in the countries of Central and Eastern Europe will strengthen our position substantially in this important high-growth market.

The securities business has become one of the biggest revenue generators in the Private Customers and Professionals division. In the complex environment of exchange trading hours, prices, platforms and practices, our customers demand rapid and low-cost order execution. To accommodate these demands, we have established a joint venture with the Private Customers and Professionals division, known as HVB Best Execution/Best Price, in which all retail stock orders from inside and outside the Bank will be consolidated under a single integrated platform. This will enable us to guarantee best-price execution for market orders for all major securities starting in 2002. In addition to German equities, the offering will include significant numbers of European and American blue chips and growth stocks.

All in all, we expect that International Markets will once again produce strong results in 2001.

Asset Management

The Asset Management division continued to make significant progress in 2000. The relaunch in the retail funds sector with the Activest brand was extremely successful, and our market share rose sharply. As a consequence of the decision to reorient our investment fund business by introducing an open sales architecture, we sold our interest in British asset manager Foreign & Colonial effective at the end of the first quarter of 2001. Total assets under management amounted to €135 billion. The Asset Management division contributed €68 million to the Group's net income before taxes.

ABILITY TO INNOVATE DEMONSTRATED

ACTIVEST – HYPOVEREINSBANK'S INVESTMENT FUND COMPANY

HypoVereinsbank launched Activest as its new investment brand in November 1999. Following a successful marketing campaign, Activest has developed into an established asset manager in terms of brand recognition. We were also able to steadily expand our share of the fast-growing investment market to more than 5.3%. In particular, Activest displayed its ability to innovate by launching theme funds: the first sector/trend funds for globalization, ecology, telecommunications, and bio-pharmaceuticals.

Innovative new funds

The most successful products in their respective categories include the trend fund Activest Lux TrendWorld, established in December 1999, and other popular alternatives such as Activest BioPharma and Activest Lux TeleGlobal, the commodities fund Activest GeoTech and the environmental technology fund Activest Lux Eco Tech. The funds launched in 2000, including Activest Lux TechnoControl 06/2005 (a high-tech fund with a risk cushion), Activest Lux NewMarkets (high-growth, new market stocks in North America, Europe and Asia), Activest TopEuro (focusing on European blue chips), and Activest LogistikWorld attest to the innovation capability of this investment fund manager.

In all, we sold shares in retail funds totaling in excess of €17 billion last year. €12.2 billion of this total can be attributed to Activest and €5.2 billion to Nordinvest, the asset-management subsidiary of Hamburg-based Vereins- und Westbank. With assets under management of €19.7 billion, Activest is well ahead of its own targets. Nordinvest also succeeded in expanding, the total assets under its management, to €7.5 billion.

OPERATING PERFORMANCE

in millions of €	2000	1999
Operating revenues	**340**	**246**
Provisions for losses on loans and advances	—	—
Administrative expense	248	195
Operating profit	**92**	**51**
Net income before taxes	**68**	**299**
Core capital allocation	5	12
Return on equity after taxes (%) (excl. amortization of goodwill)	—	—
Cost-income ratio (%)	72.9	79.3
Employees	1,146	791

MARKET LEADER IN INDEX FUNDS

From the start of 2000, moreover, Activest has been the German market leader for index-linked funds. The product portfolio features a wide range of traditional stock, bond and money market funds, as well as specialized investment funds with risk buffers, mixed funds and index-linked funds.

PRIVATE RETIREMENT PLANNING – SWITCH

Activest offers an intelligent, flexible-maturity investment product for private retirement planning in the form of Activest SWITCH. The basic principle behind this offering is to harness the dynamic potential of equity funds in the early savings phase, and then to gradually convert the earnings and accumulated capital into fixed-income securities. With Activest SWITCH, customers initially invest in equity funds under a flexible contribution plan. Later, in the conversion phases, both earnings and accumulated capital are gradually shifted into investment funds with a growing proportion of fixed-income securities. At the end of the plan term, accumulated savings can be taken as a lump sum or a payout plan can be arranged. Around 5,800 SWITCH contracts had been signed by December 2000.

STRONG POSITION IN THE INSTITUTIONAL BUSINESS

Broad range of offerings

Following the merger of allfonds Investment and Bayerische Kapitalanlagegesellschaft (BKG), the allfonds-BKG Group, which is the organization responsible for our institutional business, has been able to successfully position itself in the market. Its scope encompasses allfonds-BKG management, allfonds-BKG investment, Pension Consult and risklab germany. As a headquarters unit, allfonds-BKG management specializes in portfolio management and sales of asset management products. It focuses mainly on the European equity and bond markets, in addition to other specialty areas such as short-term liquidity management and technology stocks.


VOLUME OF
ASSETS UNDER MANAGEMENT
€bn
Institutional funds 62
Retail funds 73
GROUP BREAKDOWN
€bn
Private Customers and Professionals 15
Real Estate Finance and Real Estate Customers 4
Asset Management 116

"Asset management remains a genuine area of growth for the entire financial services industry. Changes in pension systems coupled with the burgeoning share-owning culture are set to cause sales of retail funds to take off. We have focused our activities on these fast-growing fields, and look forward to reaping the rewards in terms of rising earnings." Dr. Stephan Schüller



allfonds-BKG investment acts as an investment company responsible for creating and managing specialized funds. It also performs administration and reporting duties for discretionary management mandates. Pension Consult serves as HypoVereinsbank's pensions expert, offering a full range of services related to employee pension plans. Our consultants advise clients individually on issues relating to the creation of a new pension plan for their employees, with due consideration paid to the company's specific goals and to the latest developments in tax and labor law. risklab germany provides top-level research and consulting services in the areas of risk management and financial engineering. allfonds-BKG established 19 new special funds in 2000. By the end of fiscal 2000, it managed assets totaling €30.1 billion.

HOLDING IN FOREIGN & COLONIAL SOLD

With effect from the first quarter 2001, HypoVereinsbank sold its 90% interest in the British asset manager Foreign & Colonial, which has assets under management of €27.2 billion, to the EUREKO insurance group. The transaction was a further logical consequence of the decision to reorient our asset management activities. In September 2000, HypoVereinsbank introduced an open architecture entailing the active marketing of third-party funds (see the section on Private Customers and Professionals). With this step, the production of HVB Group funds has been entrusted to our fund companies Activest and Nordinvest. As such, the capital-binding investment in Foreign & Colonial was no longer necessary in the context of the new strategy.

GROWTH IN
ASSETS UNDER MANAGEMENT




€bn
140
105
70
35

OUTLOOK: ACTIVEST REINFORCED

During the course of 2001, all of HypoVereinsbank's asset management activities will run under the Activest brand.

This umbrella strategy promises compelling advantages, including:

- cost savings,
- positive image transfer,
- achievement of a common corporate identity, and
- complete utilization of communication synergies.

A new sales strategy based on the respective core competencies of each unit – production, marketing, operations – will be implemented across all the companies. In this way, we intend to introduce the following functional structure:

- Activest Investmentgesellschaft, Activest Investmentgesellschaft Luxembourg and Activest Institutional Investmentgesellschaft are responsible for production, or fund management. Whereas Activest Investmentgesellschaft and Activest Investmentgesellschaft Luxembourg will oversee retail fonds, Activest Institutional Investmentgesellschaft will manage special funds for institutionals.
- Activest GmbH Marketing und Vertrieb will be responsible for the distribution network, concentrating mainly on retail funds.
- Pension Consult will continue to offer advisory services and asset-management products for organizational institutions.

FondsServiceBank set up jointly with MEAG

The new FondsServiceBank se tup by Activest and MEAG as a joint venture opened its doors for business on January 1, 2001. Its operations center on the administration of investment accounts. As the selection of investment funds offered by different providers continues to grow, it will be important for both financial intermediaries and private individuals to maintain their various holdings in a single custody account. This is precisely what the new fund bank will make possible for Activest and MEAG customers. The plan is to increase the current number of investment accounts from some 200,000 to more than 800,000 over the next three years.

EXPANSION OF EXTERNAL SALES CHANNELS


HVB Group
HVB ASM Holding
Bank of the Regions
Activest
First independent integrated asset manager
–Institutional
–Retail
AM products
Sales force
External product vendors
Alternative sales channels

MAJOR COMPANIES OF THE HVB GROUP

COMMERCIAL BANKS

Managed as banks of the regions	Bayerische Hypo- und Vereinsbank AG, Munich Equity capital: EUR13,058,807,000
	Bank Austria AG, Vienna Equity capital: EUR7,826,255,000 Interest held: <100.0%
	Vereins- und Westbank AG, Hamburg Equity capital: EUR837,735,000 Interest held: 75.0%
Private Customers and Professionals, and Corporate Customers	HypoVereinsbank Luxembourg S. A., Luxembourg Equity capital: EUR922,140,000 Interest held: 100.0%
	Bank Przemyslowo-Handlowy S. A., Cracow Equity capital: PLN2,421,231,000 Interest held: 86.1%
	Creditanstalt AG, Vienna Equity capital: EUR2,438,582,000 Interest held: 100.0%
	Powszechny Bank Kredytowy S. A., Warsaw Equity capital: PLN2,384,803,000 Interest held: 56.6%
Private Customers and Professionals	Direkt Anlage Bank AG, Munich Equity capital: EUR430,248,000 Interest held: 62.1%
	norisbank AG, Nuremberg Equity capital: EUR137,398,000 Interest held: 100.0%
	Bank von Ernst & Cie. AG, Berne Equity capital: CHF190,024,000 Interest held: 100.0%
	Bankhaus Gebrüder Bethmann, Frankfurt/Main Equity capital: EUR38,603,000 Interest held: 100.0%
	Bankhaus Maffei & Co. KGaA, Munich Equity capital: EUR18,630,000 Interest held: 100.0%
	Banco Inversión S.A., Madrid Equity capital: EUR39,447,000 Interest held: 100.0%
	SKWB Schoellerbank Aktiengesellschaft, Vienna Equity capital: EUR143,407,000 Interest held: 100.0%
	Bankprivat AG, Vienna Equity capital: EUR11,848,000 Interest held: 100.0%

* Subgroup figures

MORTGAGE BANKS/ REAL ESTATE FINANCE

Real Estate Finance and Real Estate Customers	Bayerische Handelsbank AG, Munich Equity capital: EUR458,813,000 Interest held: 76.6%
	Nürnberger Hypothekenbank AG, Nuremberg Equity capital: EUR437,496,000 Interest held: 85.8%
	Süddeutsche Bodencreditbank AG, Munich Equity capital: EUR449,837,000 Interest held: 55.2%
	Westfälische Hypothekenbank AG, Dortmund Equity capital: EUR386,788,000 Interest held: 75.0%
	Württembergische Hypothekenbank AG, Stuttgart Equity capital: EUR349,940,000 Interest held: 75.9%
	FGH Bank N.V., Utrecht Equity capital: EUR308,810,000* Interest held: 99.9%
	Pfandbrief Bank International S. A., Luxembourg Equity capital: EUR60,000,000 Interest held: 100.0%
	HVB Real Estate Capital Ltd., London Equity capital: GBP10,698,000* Interest held: 100.0%
Private Customers and Professionals	Vereinsbank Victoria Bauspar Aktiengesellschaft, Munich Equity capital: EUR62,418,000 Interest held: 70.0%

CAPITAL INVESTMENT COMPANIES

Asset Management	Activest Investmentgesellschaft mbH, Unterföhring Equity capital: EUR5,113,000 Interest held: 100.0%
	Activest Investmentgesellschaft Luxembourg S. A., Luxembourg Equity capital: EUR22,972,000 Interest held: 100.0%
	allfonds Bayerische Kapitalanlage-gesellschaft mbH, Munich Equity capital: EUR8,962,000 Interest held: 100.0%
	allfonds BKG Asset Management GmbH, Munich Equity capital: EUR660,000 Interest held: 100.0%
	Nordinvest Norddeutsche Investment-gesellschaft mbH, Hamburg Equity capital: EUR15,676,000 Interest held: 100.0%
	Capitalinvest GmbH, Vienna Equity capital: EUR4,417,000 Interest held: 100.0%
	Asset Management AG, Vienna Equity capital: EUR7,490,000 Interest held: 100.0%
Real Estate Finance and Real Estate Customers	Internationales Immobilien Institut GmbH, Munich Equity capital: EUR8,100,000 Interest held: 94.0%

SPECIALIZED FINANCIAL INSTITUTIONS

International Markets	HVB Capital Asia Ltd., Hong Kong Equity capital: JPY15,000,000,000 Interest held: 100.0%
	HVB Risk Management Products Inc., New York Equity capital: USD18,250,000 Interest held: 100.0%
International Markets and Corporate Customers	HVB Structured Finance Inc., New York Equity capital: USD6,959,000 Interest held: 100.0%
Corporate Customers	CA IB Investmentbank Aktiengesellschaft, Vienna Equity capital: EUR27,779,000* Interest held: 100.0%

LEASING COMPANIES

Corporate Customers	Bayerische Immobilien-Leasing Group, Munich Equity capital: EUR12,012,000* Interest held: 100.0%
	Hanseatische Leasing GmbH, Hamburg Equity capital: EUR11,261,000 Interest held: 100.0%
	Bank Austria Creditanstalt Leasing GmbH, Vienna Equity capital: EUR260,007,000* Interest held: <100.0%

The complete list of holdings can be called up via the Bank's investor relations homepage:

...a network can be big and powerful...



Our People

Our people experienced a year of change in 2000. Spin-offs and start-ups presented many of them with a new entrepreneurial environment. We handled restructuring within the HVB Group by practising flexible capacity management. Following the Bank Austria merger, the work-force outside Germany now accounts for more than half our employ-ees. The challenge we face is to develop a common corporate culture. The foundation for this has been laid in the form of a code of values on leadership, cooperation and communication, which we transmit-ted to management and staff in a multi-level values campaign. Innovative personnel marketing, target-oriented staff development and competitive remuneration systems have helped us to enhance our appeal as an employer.

HR MANAGEMENT IN TIMES OF RENEWAL

STAFFING LEVELS BEAR STAMP OF TWO MERGERS

Since 1998, two events have had a decisive impact on the development of the headcount: the merger of HYPO-BANK and Vereinsbank on September 1, 1998, and the integration of Bank Austria into the HVB Group at the end of 2000. During this period, our HR management function has tackled demanding tasks: while the workforce had to be reduced in corporate banking and other areas, transfers and new hirings were needed in expanding fields such as asset management, private banking and e-business.

We have fundamentally restructured our corporate banking operations, streamlined our marketing presence in line with our strategic identity as an integrated corporate finance bank, and modified our organizational structure. In restructuring the Real Estate Finance division, we reassigned staff from the professional brokerage business, integrating them into the Private Customers and Professionals division.

The flexibility of our people coupled with an open, cooperative relationship with staff representatives helped us to reach appropriate arrangements. At this point, we would like to express our thanks to the works council, the Speakers' Committee for Senior Executives, the representatives of our handicapped employees, and the representatives of our young employees and trainees. Their constructive input was an essential contribution to the mutually acceptable outcomes achieved.

FLEXIBLE CAPACITY MANAGEMENT IN THE FACE OF NEW TASKS

Part-time work and telecommuting

The task of restructuring our corporate and service divisions and the targeted expansion into new business areas requires us to manage our personnel capacity flexibly. With this in mind, we are implementing a raft of measures:

- The ratio of part-time workers at the parent bank increased from 15.5% in 1999 to 16.8% during the year. Under a new agreement with the works council, employees can take on part-time status on a trial basis. This move helps our people to balance career and family.

- Over the past three years, the number of telecommuting positions at the parent bank has doubled. This, too, helps those who wish to combine work and family life.
- A large number of employees have made use of our company arrangements allowing older staff to work part-time. 765 employees opted for this model in 2000, after 529 in 1999.

Drawing a comparison to 1999, a benchmark study carried out by Price Waterhouse revealed that the employees at the parent bank are younger on average than their colleagues in the financial services sector as a whole (36.3 years as compared with 38.4 years). Our employees have an average of 14.3 years' service, significantly higher than the industry-wide figure of 11.7 years. At 10.5%, turnover during the year in review was up only a negligible amount on the previous year.

TransFair and HVB Profil

Our virtual HVB TransFair organization coordinates the deployment of staff members taking on new tasks in the wake of restructuring. They are assigned primarily to perform project work and to cover capacity fluctuations. Since the merger between HYPO-BANK and Vereinsbank, a total of 840 employees have been taken on by TransFair. We have successfully referred 86% of this group, while a further 8% are working on assignment for TransFair. Only 6% have left the HVB Group. On January 1, 2000, we established HVB Profil GmbH to market our HR management expertise externally in addition to referring personnel inside and outside the HVB Group.

STAFF FIGURES REFLECT INTERNATIONAL FOCUS

The Bank Austria merger has transformed the composition of our workforce. At the end of 1999, around one in four of our people worked outside Germany. Now, following the merger, the total has risen to over one in two.

GREATER INTERNATIONAL FOCUS: TOTAL WORKFORCE OF THE HVB GROUP


'000
40
30
20
10
Germany
Abroad

The integration of Bank Austria increased our workforce to 72,867, after 46,170 in 1999. The number of employees at the parent bank totaled 24,975, a fall of around 4% from last year's figure of 26,019. Personnel expense at the HVB Group rose to €2,901 million. Our success in limiting personnel costs continued with the help of flexible capacity management and the reassignment of employees to new areas through two special subsidiaries, HVB TransFair and HVB Profil.

THE HVB GROUP: AN EMPLOYER IN TUNE WITH THE TIMES

The Webpower project has opened up a new economy-style entrepreneurial environment for many employees, offering them generous performance incentives and broad scope to play a formative role in shaping their own working environment. Among the start-ups seeded by Web Camp were enterprises like PlanetHome and memIQ. The Financial Markets Service Bank, formed on April 1, 2000, and the rapidly expanding Direkt Anlage Bank also offer our employees wide-ranging prospects in an exciting growth market.

CAMPAIGN FOR VALUES AWARENESS

Essential ingredients for our success are leadership by example, open communications, and the willingness to cooperate. The basic principles, formulated in a code of values, were communicated during the year in a campaign unique in the European banking industry. Our values are rooted in accountability towards our shareholders, our customers, and our employees.

Code of values in cross-hierarchy dialog

At the heart of the campaign is a dialog across all levels of the company, independent of hierarchies and using the latest communications technology. The primary goals include empowering individual employees to act independently and fostering cooperation and the corporate culture within the HVB Group. In keeping with our title of the Bank of the Regions in Europe, this dialog is also held at our Group subsidiaries, including BPH in Cracow, SKWB Schoellerbank in Vienna, and Vereins- und Westbank in Hamburg.

Among the key building blocks of the campaign are:

- discussion forums and workshops with employees concerning implementation of the values in everyday operations. In Munich alone, we held discussions with 1,500 employees;
- our intranet, where the relevant pages averaged 80,000 hits per month, employees and senior executives engaged in discussions with the campaign's initiators in interviews, 'value anecdotes' and e-mails; and
- the trainee conference, the executives' conference and the first-ever values forum with internal and external participants, all dedicated to the subject of values.

The results gathered from the dialog showed that our employees give a great deal of thought to this issue. The values given top priority are "Our customers" and "Teamwork and co-operation".

The task of promoting common values is becoming increasingly important for the new HVB Group. Only if our employees and management share the same values can a common corporate culture come into being. This forms the basis for the long-term success of the HVB Group.

STEPPING UP THE SEARCH FOR JUNIOR TALENT

Competition for skilled young people is intensifying as the number of qualified university graduates is still declining. Our personnel marketing strategy in this regard can be summed up as follows: authenticity, not entertainment. Our "JobDate on the top floor" is the first program of its kind, enabling students to accompany a senior executive through a typical working day. This authentic view of office life, aimed mainly at students close to graduation, is well received by the target group. By the end of the year, 200 students had applied for JobDates, which were introduced in July 2000.

JobDate and JobTruck

With the JobTruck, too, we placed our faith in direct contact between bank and applicant. We took the truck to 39 universities during the year and informed about 30,000 students about career options in the HVB Group. More than 700 students took part in our job application clinics and workshops on discussion skills.

BREAKDOWN OF EMPLOYEES

	2000	1999
Consolidated group	72,867	46,170
of whom:		
Germany	35,293	35,524
Abroad	37,574	10,646
Parent bank	24,975	26,019
of whom:		
Trainees	1,867	1,822
Part-time workers	3,875	3,752
Short-term workers	616	1,434
Employees on temporary contracts	489	536
Pre-retirement part-time workers	765	529

"For us, a value-oriented approach to management means encouraging team spirit and performance among our people. This automatically creates more value for our shareholders in the process."

Dr. Paul Siebertz

We are also investing more in the training of high school graduates, this being our largest program for developing junior talent in terms of numbers. Moreover, we increased the trainee rate at the parent bank from 7% in 1999 to 7.5% in 2000. In total, we recruited 783 bank trainees (including 38 students from the banking academy) and 47 office communication trainees. Alongside these training activities, we offer our internal high potentials the opportunity to take part in challenging co-op courses at renowned universities.

STAFF DEVELOPMENT AND CONTINUING EDUCATION WITH NEW FOCAL POINTS

HVB Academy

We support our employees and executives with ongoing personnel development programs and needs-oriented continuing education measures. HVB Akademie GmbH, which pools our training activities across the entire Group, is among Germany's leading providers of continuing education both internally and externally, with total revenues of around €18 million and a team of ninety employees. Revenues of €5.8 million were generated from individual training courses and €12.2 million from standard events. During the year the academy set up its own management center and established the new General Management Program and a special series of training events on change management. In sum, the academy trained 13,174 employees in a total of 1,160 seminars.

CONSTANT RISE IN RATIO OF PART-TIME TO FULL-TIME STAFF



in %
20
15
10
5

ENHANCED EXPERTISE IN NEW MEDIA

To get our employees into shape for the Internet world, we launched the eCulture project, comprising elements such as an eCulture course and online banking training. More than 14,000 staff members had successfully completed the eCulture course by the end of 2000. Since October 2000, all employees have had free access to the Internet. At the same time, our intranet has since overtaken all other media to become the favorite source of information for the workforce. Our in-house TV station V!A is used primarily to transmit up-to-the minute information on sales-related issues and report to our staff with the latest news on products and services. (For more information, please refer to the section on Internal Services).

OUTLOOK:
EUROPE'S BANK OF THE REGIONS AS HR CHAMPION

Our status as Bank of the Regions in Europe is rising to a new level not only on the balance sheet, but also in terms of human resources. Among the main tasks of personnel management are change management, the development of efficient structures, and the Europe-wide integration of employees under uniform leadership. We have already implemented the first steps towards staff integration following the Bank Austria merger. Whenever we fill a position, we attach great importance to a transparent decision-making process that is understandable to everyone involved.

We will intensify our work to develop transparent standards Group-wide. The goal is to create equal opportunities and incentives for all bank employees and to optimize personnel development and transfers across the entire corporate group.

Job families

New remuneration arrangements will place even more emphasis on results-related pay in order to attract and retain talented experts and managers. To implement this concept, we will establish what we call job families, a consequence of which is that we will no longer work with uniform remuneration bandwidths. For our senior executives and selected non-executives, we will also offer a long-term incentive system in the form of a stock-option scheme.

Other personnel management instruments such as part-time work and telecommuting will also add greater flexibility. Our goal is to raise the ratio of part-time to full-time staff at the parent bank from the present level of 16.8% to 20% by 2003. At corporate level, we are targeting a figure of 18% as compared with the present level of 14.1% excluding Bank Austria. By 2002 we hope to have set up 200 telecommuting positions.

It is a top priority of our personnel work to expand the role of value-oriented leadership in the HVB Group, since corporate culture and employer image are becoming increasingly important as a differentiating factor in the marketplace. In this way, we aim to increase our employees' sense of belonging, enthusiasm, and motivation.

Internal Services

Internal Services represents the technology and logistics backbone of the HVB Group. It comprises the Information Technology, Webpower, Transaction Services, and Buildings and Administration divisions. In 2000, we restructured the Information Technology unit and optimized our e-business structure. System €, the technical platform we have developed, provides the basis for achieving our ambitions as the Bank of the Regions in Europe. Webpower is the umbrella project encompassing all our e-business activities. To date, its offspring include mobile banking, real estate services and archiving services, all of which have been successfully marketed. In the transaction services segment, our new Financial Markets Service Bank subsidiary made an excellent start in 2000. Significant productivity gains were accomplished in money transfer operations, and substantial cost synergies were realized in Buildings and Administration by implementing restructuring and process optimization measures.

EFFECTIVE PLATFORM FOR EUROPEAN EXPANSION

INFORMATION TECHNOLOGY: RESTRUCTURING AND SYSTEM UPGRADES PRODUCE EFFICIENT COMPUTER INFRASTRUCTURE

Effective information technology is critically important to the successful rendering of banking services. We completely restructured the Information Technology division during 2000 with a view to meeting the rising demands related to e-business. In the area of communication information technology (CIT), we created a comprehensive network meshing user support, applications development and computer centers. This move further improved the stability and availability of our information systems after the successful completion of the technology consolidation project associated with the merger that created HypoVereinsbank. Operating efficiency was improved to such an extent that we achieved productivity gains of €47 million last year alone. As a result, the HVB Group's total spending on information technology was reduced to €909 million in 2000 after €917 million in 1999.

System € in the Bank of the Regioins

The main objective in the area of CIT is to provide a highly effective technical infrastructure, both for transactions conducted in the branch network and for those conducted in alternative distribution channels like the Internet and mobile banking. In accordance with this objective, we are investing in automation of our business processes and expansion of our telecommunications systems. The System € platform we developed provides the operating basis for realizing the goals of Bank of the Regions in Europe. This highly scalable system accommodates country-specific requirements, such as language and reporting procedures, while also meeting the global demands of an internationally active banking group. Another important infrastructure project currently in progress involves integrating the information and communication systems of Bank Austria with those of the HVB Group. This consolidation will eventually yield yearly synergies of roughly €120 million.

TOTAL INFORMATION TECHNOLOGY SPENDING

€m


Infrastructure and services units 435
Vereins- und Westbank 81
Other domestic and foreign Group companies 184
Corporate divisions and other parent bank 209

The recently established E-Banking-Lab, an integral component of System €, provides the technological and organizational environment for our e-business development activities. Working in conjunction with management consultancy Accenture and software developer abaXX, we have created a virtual company engaged in developing cutting-edge financial solutions on the basis of a consistent, uniform system architecture. The goal is to cut by half the in-house software development times for e-business projects, while also marketing the e-business modules we have developed all over Europe.

WEBPOWER: THE WAY TO NEW MARKETS AND EFFICIENCY GAINS IN E-BUSINESS

The Webpower project encompasses all the HVB Group's e-business activities, including those projects and start-ups engaged in developing contemporary products and services. The goal is to reinforce and build our image as one of Europe's leading Internet banks, while also enhancing the efficiency of our internal processes. The Bank invested €235 million in the Webpower project last year. We view our e-business operations as venture capital spending self-financed by corresponding returns and expertise fed back into the corporate group.

INCUBATOR FOSTERS VALUE DRIVERS

Our Markets and Alliances department is an integral part of the overall Webpower project. This unit provides extensive services in support of our e-business activities, including:

- market research and observation,
- portfolio management from the standpoint of strategy development, formulation of investment proposals and project controlling,
- specific e-business consulting services and process optimization for our Webpower projects and start-ups,
- negotiation of alliances with outside partners, and
- complete logistical services, from office space to technical infrastructure and secretarial services.

In essence, therefore, this unit serves as an incubator for our new economy projects. Markets and Alliances supports and accompanies our projects to the market-entry phase, at which time they are established as new companies, either as wholly-owned entities of the bank, as in the case of PlanetHome, or as joint ventures, such as memIQ. Markets and Alliances provides the initial spark for the value drivers in our Webpower portfolio.

Financial services portals and start-ups

On the one hand, Webpower includes projects related to the bank's core businesses, including all the financial services portals for our customer groups and associated products such as online banking. On the other hand, Webpower also serves to open up new lines of business, leading to the creation of new companies like PlanetHome and memIQ, which operate independently in the marketplace without reliance on traditional banking structures. For some of these start-ups, we cooperate with prestigious service providers from other industries in order to take full advantage of the potential inherent in new market sectors. Webpower is serviced by an incubator, a company that conducts market research, develops investment plans, provides consulting services, forges alliances with outside companies and takes care of the logistical needs of our start-ups. This arrangement also assures the reverse flow of process improvements and efficiency gains from the start-ups to the Bank.

WEBPOWER: PROJECTS IN THE CORE BUSINESS OF ONLINE BANKING...

We are one of Europe's leading providers of online banking services. Our Internet offering, which is aimed at private and business customers alike, is especially noteworthy for its innovative design and user-friendliness, and has accordingly been met with a high level of market acceptance. norisbank, the HVB subsidiary specializing in consumer loans, offers immediate financing over the Internet. New customers are being acquired both in the Internet and from so-called WebPoints in the Bank's branches.

...THROUGH TO MOBILE COMMERCE OFFERINGS

Online banking by mobile phone

Along with e-business, mobile commerce is fast becoming a dynamic growth sector, and the HVB Group has established itself as a pioneer here as well. Since October 2000, our customers have been able to obtain information about stocks, investment funds, money markets and currencies from their mobile phones by dialing the mobile HVB address wap.hvb.de. This represents the first time in Germany that customers can conduct online banking without a PC connection. After viewing share prices or stockmarket news, for instance, they can dial up our service line and place transaction orders by phone. These innovative new features significantly enhance the appeal of our 3D account offering. As soon as WAP 1.2 is released, with its sophisticated security standard, our customers will be able to conduct transactions directly through our WAP portal.

PLANETHOME: THE WEBPOWER PROJECT THAT PRODUCED THE FIRST INTEGRATED REAL ESTATE PORTAL...

Online real estate transactions

The HVB Group is Europe's biggest provider of real estate financing. We are also one of the innovation leaders, as demonstrated by PlanetHome, an Internet provider of real estate services. PlanetHome, the first fully-integrated real estate portal in Germany, offers a wide selection of services, including buy and sell offers, financing packages and other services such as purchase contract review and removals. Other innovative features of PlanetHome include immediate interest rate commitments, the ability to print out contracts online and a complete visual display of the property and its location. Furthermore, PlanetHome is the only such provider in the German market to offer online property appraisals. We also provide a platform for legal advice relative to real estate law. With 40,000 properties listed, PlanetHome covers about 20% of the total properties available for sale in Germany. For financing, PlanetHome cooperates with a total of 20 partners, including five companies of the HVB Group. In line with the 3D philosophy of the parent bank, PlanetHome operates on two fronts. Besides the Internet program, the company also maintains its own real estate consultants to provide personal customer support on location. Since late September 2000, when the PlanetHome real estate portal was launched, our website has registered nearly two million hits.

... AND BLAZED NEW TRAILS IN ELECTRONIC ARCHIVING

Online archive for important documents

E-business is creating new ways to store documents, superseding conventional archiving methods. In cooperation with Vodafone-Mannesmann and iXOS Software, the HVB Group established the memIQ joint venture, a Webpower project that will enable users to store their documents confidentially on the Internet. To this end, memIQ will set up a web-based archive in which private individuals and businesses can securely store important documents such as invoices, contracts and insurance policies on a non-paper basis. By cooperating with suppliers of physical document extracts, memIQ customers will also be able to deliver their contracts, certificates and other important documents digitally and retrieve them at any time.

STRUCTURE OF INTERNAL SERVICES

Internal Services

- Communication Information Technology
- Electronic Transaction Services
- Buildings and Administration
- Webpower

FITNESS PROGRAM FOR HYPOVEREINSBANK EMPLOYEES

The eCulture project, yet another offshoot of the Webpower program, is an e-fitness regime for employees of the HVB Group. It consists of an intranet portal for employees to obtain training in the fundamentals of e-banking, e-basics, e-shopping, e-security, and e-mailing. By the end of 2000, more than 80% of all employees had signed onto Direct-B@nking, and more than 14,000 employees had completed the eCulture course and were issued the corresponding certificate (see also the section on Our People).

TRANSACTION BUSINESS: MONEY-TRANSFER PRODUCTIVITY ENHANCED

Besides building up a strong e-business position, we also optimized our traditional transaction business. Among other things, we boosted the productivity of our money transfer operations, streamlining and automating our processes to such an extent that our performance today represents the industry benchmark. Despite higher transaction volumes, we were able to realize merger-related synergies of roughly €25 million in our money transfer operations. At the same time, we upgraded our quality management program, which monitors all important processes on a permanent basis. Attesting to the quality of our money transfer operations, the TÜV certificate of conformity with DIN EN ISO 9001 issued to us earlier was renewed in October 2000.

Global MULTIWEB access

Our MULTIWEB platform, which serves as an interface between our accounting systems and those of our customers, is a pioneering accomplishment among electronic banking systems for corporate customers in Germany. This platform can be downloaded via the Internet anywhere in the world from the HypoVereinsbank website and integrated with the customer's web browser. MULTIWEB is a comprehensive clearing system which can be used, among other things, for transmitting completed payment data and custody account information and for retrieving account information. Secured by encryption technologies and digital signatures, MULTIWEB handles the processing of all the customer's money transfer needs.

"Internal Services has evolved from a cost center to a profit center and, more importantly, an innovation center. The quality and efficiency of our technical infrastructure is more important than ever. Through our Webpower project, we have demonstrated our ability to innovate in the field of e-business."

Dr. Eberhard Rauch

NEW TRANSACTION BANK SUCCESSFULLY POSITIONED IN THE MARKET

The market volume of transaction services is expected to multiply in the next few years. To establish a timely presence in this lucrative segment, the HVB Group formed the Financial Markets Service Bank GmbH by merging two Group-owned entities on April 1, 2000. Our Service Bank provides transaction services for money and securities accounts, foreign currency accounts, and investment funds. Besides HVB Germany, Direkt Anlage Bank and Bankhaus Maffei, other customers include direct banks and Internet banks, as well as investment companies and asset managers.

Transaction volume doubled

The Service Bank is already active for nine outside clients unrelated to the corporate group and will provide services in the future to other HypoVereinsbank companies. The Service Bank processed around 16 million transactions last year, about double the 1999 figure. The success of our new Service Bank can be attributed to factors such as price leadership, high service quality and a service package tailored specifically to Internet-based financial services providers.

PLATFORM SOLUTIONS OF OUR TRANSACTION BANK

Platform solutions represent a crucial aspect of the market for transaction services. Digital signatures, which serve to authenticate Internet transactions and streamline transactions requiring written validation, are an important part of such solutions. Among the processes that can be optimized by using electronic signatures are account opening and modification applications, counter-confirmations in trading operations and transactions performed under power of attorney.

Identrus was established by HypoVereinsbank in cooperation with seven worldwide financial institutions in 1999 as a global standard for digital signatures in the B2B segment. TC TrustCenter, which is jointly owned by HypoVereinsbank and the major Frankfurt-based banks, acts as the Identrus certification institution. Its duties include the issuance, validation and retrieval of certificates, user group administration and encryption key generation. By means of these features, we can guarantee the identity of counterparties in e-business transactions. In fact, we were the first European bank to issue Identrus certificates. We have also developed Identrus applications for our customers alongside internal applications.

BUILDINGS AND ADMINISTRATION: PROCESS OPTIMIZATION PRODUCES COST SYNERGIES

The infrastructure services provided by the bank's Buildings and Administration division, which is certified DIN EN ISO 9001-compliant, are becoming an increasingly important factor for the success of our corporate group. Among other services, this unit provides building, technical and administrative support for more than 1,400 properties owned or leased by the bank, and handles internal mail logistics, vehicle fleet management and purchasing for the entire corporate group. Thanks to internal restructuring and process optimization measures, this department was able to undershoot its budget by €35.5 million to spend only €220.7 million. Another factor contributing to the cost savings was the founding of HVBSecur GmbH, a company specializing in bank and corporate security. We also optimized the space requirements of our branch network and marketed more than 100,000 square meters of space since the merger of Vereinsbank and HYPO-BANK. By systematically consolidating our purchasing activities, we were able to lower the cost of materials some €38 million last year.

Conversion raises yields

We are converting the prime office space in central Munich formerly used by the HVB Group into pedestrian zones ringed by quality retail outlets, offices and residential apartments, as well as customer and communication facilities for our own use. As soon as the construction work is fully completed in 2003, we expect to book annual income of around €27 million from this development.

OUTLOOK: INNOVATIVE SERVICES BRING EFFICIENCY GAINS AND ADDED VALUE

A number of highly promising projects will be carried out in 2001. In the context of Webpower, we intend to further expand our Internet offering for private customers, enhanced with new functions and features. norisbank will build on its program of immediate financing over the Internet and establish a full-range branch bank on the web.

Multi-channel strategy to be expanded

BusinessGate provides information and advisory services to our corporate customers, thus serving to cement customer loyalty and optimize our service quality. Real Estate Gate effectively standardizes loan processing with the goal of conducting the entire process on the Internet. On the whole, we will continue to pursue our multi-channel strategy and offer customers a wide range of expanded access and usage possibilities, while further optimizing our in-house service processes. In addition, we will further develop our eCulture project and extend it to Bank Austria.

The Bank will also venture onto new ground in its Webpower projects. In addition to its archiving service, memIQ will offer solutions to optimize the purchasing and payment processes of our customers. Our online real estate service PlanetHome will expand not only in the German market, but also in selected markets of Western and Central/Eastern Europe.

We will continue to build on our strong position in the market for transaction services under the leadership of our new Service Bank. Based on the latest clearing mandates received, we expect to manage a securities transaction volume of 23 million. In spite of the planned volume growth of more than 150% between 1999 and 2001, we will manage to keep the corresponding rise in personnel requirements to around 30%, thereby improving earnings quality and increasing cost efficiency at the same time.

Pioneering role extended in mobile banking

In money transfer operations, we intend to build on the leading edge in electronic banking that MULTIWEB has created for us. Among other improvements, our MULTIWEB platform will have multi-bank capability and feature new modules, including one for registering documentary credits. Thanks to the use of digital signatures, customers will be able to access the platform from mobile phones. In this regard, we are on the front line of WAP banking for corporate customers. With mobile banking, our customers will be able to access personal data, including account information. We also plan to offer account transaction services, including payment transfers, as well as brokerage services.

Environmental Management

Our environmental policy, formally adopted in summer 2000, sets down concrete obligations in such spheres of activity as financing and the use of natural resources in the office. In 2000 we further raised our profile as a bank that respects sustainability in its business dealings by being added to the Dow Jones Sustainability Group Index. We also introduced the ImmoPass, the first European quality seal for all-round quality in building construction. Our ecological projects for the workplace focused on improving energy efficiency and altering office layouts to accommodate environmental criteria.

SUSTAINABILITY CREATES MARKET OPPORTUNITIES

ENVIRONMENTAL MANAGEMENT: POLICY ENTAILS CONCRETE OBLIGATIONS

We developed our environmental policy based on surveys of our employees as well as customers, shareholders, and experts. The policy, which was formally adopted by the Board of Managing Directors in summer 2000, contains concrete undertakings in spheres of activity such as financing, financial investments and the use of natural resources in the office. We foster environmental awareness on the part of our workforce through the integration of environmental themes into internal events such as the health and values forums and the Group Strategy Conference.

Environmental network and electronic media

In our environmental communications, we place emphasis on face-to-face contact within the Group-wide environmental network, but are also making increased use of electronic media. The Internet and intranet sites were redesigned during the course of the year. The intranet site has the additional function of an exchange for innovative suggestions, including an ideas competition on energy savings, which generated proposals from more than 300 employees. We awarded prizes for the three best suggestions on how to save energy. In October we published our first environmental report, focusing on the opportunities and impact of sustainability (see the Financial Calendar for information on ordering a copy of the Environmental Report).

PRODUCT ECOLOGY: HYPOVEREINSBANK JOINS INTERNATIONAL SUSTAINABILITY ELITE

The Dow Jones Sustainability Group Index (DJSGI) reflects the share prices of companies from around the world that are among the top 10% in their industries in terms of sustainability. Doing business in a sustainable manner means creating a balance among economic, ecological and social priorities. HypoVereinsbank was added to the index in September 2000.

ECOTECH FUND COMPARED WITH MSCI INDEX


Indexed performance, DMm
160
140
120
100
Activest Lux EcoTech
MSCI

In 1999 we were the first German bank to issue an index certificate on the DJSGI. The continued strong performance of the sustainability index shows that companies that work in a sustainable manner are also profitable. Equally successful is our Activest Lux EcoTech-Fonds, which invests in environmental technology shares. Its performance once again beat that of the MSCI index benchmark.

Construction quality seal

As Europe's leading provider of real estate finance, the HVB Group has a special responsibility for sustainable construction. Our ImmoPass is the first seal of approval in Europe certifying all-around construction quality. Among other things, it covers a detailed planning check, implementation monitoring, and a financial package including consultation on available grants and tax relief. The ImmoPass was awarded the innovation prize in the construction category of the "Innovations 2000 – planning, building, managing and financing real estate" competition. A check of environmental and social concerns is obligatory for our international project finance activities, for instance when financing cellulose plants, power stations or car factories.

OPERATIONAL ECOLOGY: REINING BACK POWER CONSUMPTION

The number of power-consuming devices in the workplace multiplied dramatically between 1990 and 2000. Ten years ago, for instance, just 20 percent of our employees had computers on their desks. Today nearly everyone is hooked up. Despite these drastic changes, power consumption rose only 15% over the same period, as we boosted our energy efficiency with such innovations as finely adjusted office lighting and central control systems for technical support equipment.

Healthy Office project

The Healthy Office project, launched in early 2000, optimizes office layouts to accommodate environmental criteria. We are committed to protecting the health of our employees, and at the same time hope to reap economic benefits through a reduction in sick leave. The year also saw the inception of a uniform waste disposal concept in all our German offices. We profit in terms of lower costs, for instance by reducing the amount of non-recyclable refuse, and by gaining an overview of residual and reusable waste. This establishes the prerequisites for effective eco-controlling.

OUTLOOK:
CONCRETE STEPS TOWARDS SUSTAINABILITY

Above all, sustainability entails durability and expansion of existing projects. Under the heading of product ecology, we will continue expanding our dealings in the DJSGI certificate and the Activest Lux EcoTech-Fonds. The ImmoPass will be developed to encompass certification of renovated and existing properties and office buildings.

The operational ecology projects for 2001 include:

- implementing new standards for the use of recycled paper. By 2002 we aim to achieve a quota of 70%;

Renewable sources of energy

- increased use of renewable energy sources. As of 2000 we have been drawing 5% of our total annual power consumption from regenerative energy sources. The additional costs are projected at approximately €150,000. Thanks to more favorable contractual terms with our power suppliers, we hope to save some €2.2 million each year, after deducting ecological taxes;
- broadening the Healthy Office project to include exacting office ecology standards such as ergonomic optimization of computerized workplaces and health-promoting climate control systems. We intend to apply the results to all subsequent construction and renovation measures.

Looking into the future, implementing sustainability principles is expected to yield higher earnings and greater efficiency.


...we formed a diverse group



of smaller banks...

Management's Discussion and Analysis

I. FINANCIAL REVIEW

1. INTEGRATION OF BANK AUSTRIA – A MAJOR STEP FOR THE BANK OF THE REGIONS

Bank of the Regions

During 2000, the HVB Group ("HypoVereinsbank" or the "Bank") continued to systematically implement its Bank of the Region strategy, the merger with Bank Austria moving it large strides closer to the goal of becoming the leading bank for private customers on the European marketplace. Together with Bank Austria, HypoVereinsbank serves more than eight million customers, making it the market leader in its domestic markets of southern Germany and Austria as well as the rapidly expanding economies of Central and Eastern Europe (see also the section entitled The Bank of the Regions in Europe).

Acquisition of Bank Austria

The first stage of the merger involved Bank Austria transferring its commercial operations to a new company (Bank Austria AG), itself then only acting as a holding company (BA Holding AG) for the stock of Bank Austria AG. At the beginning of December 2000, the Bank Austria AG stock was transferred to HypoVereinsbank as a non-cash contribution against the issue of 114 million new shares of HypoVereinsbank stock arising from a capital increase. At the beginning of February 2001, BA Holding AG was merged with Bank Austria AG as part of a downstream merger, with the BA Holding shareholders exchanging their stocks for the new HypoVereinsbank shares at a ratio of 1:1, thus becoming HypoVereinsbank shareholders.

As a result of the transaction, the number of HypoVereinsbank shares increased 114 million, or some 27%, to 535 million. HypoVereinsbank's weighting in the international stock indexes rose accordingly.

Integration plan

The integration plan envisages Bank Austria acting within the corporate group as the bank of the regions for Austria and the countries of Central and Eastern Europe. HypoVereinsbank, on the other hand, will retain regional competence for Germany, Western Europe, the Americas, and Asia. A tight schedule has been drawn up for the merger. Mid-2001 is the target date for folding the Bank Austria units in Zurich, London, New York and Asia into the existing corporate units and defining the future structures in the Czech Republic and Hungary. The merger is expected to be completed in Austria and Poland by 2003.

2. INCOME STATEMENT

Initial consolidation of Bank Austria

Bank Austria has been included in the consolidated income statement as of the acquisition date at the beginning of December 2000. The initial consolidation of Bank Austria and its subsidiaries in the consolidated financial statements as of the acquisition date at the beginning of December 2000 did not have a material impact on net income. The contributions of Bank Austria to the various expense and income items are offset by the prorated amortization of goodwill.

INCOME STATEMENT

	2000	1999		Change
	in € millions	in € millions	in € millions	in %
Net interest income	5,150	5,045	+ 105	+ 2.1
Provisions for losses on loans and advances	1,186	2,472	– 1,286	– 52.0
Net interest income after provisions for losses on loans and advances	3,964	2,573	+ 1,391	+ 54.1
Net commission income	2,423	1,876	+ 547	+ 29.2
Gains less losses arising from trading securities (trading profit)	548	401	+ 147	+ 36.7
General administrative expenses	4,882	4,570	+ 312	+ 6.8
E-commerce expenses	235	—	+ 235	>+ 100.0
Balance of other operating income and expenses	55	91	– 36	– 39.6
Operating profit	**1,873**	**371**	**+ 1,502**	**>+ 100.0**
Net income from investments	325	985	– 660	– 67.0
Amortization of goodwill	89	70	+ 19	+ 27.1
Balance of other income and expenses	(131)	(238)	+ 107	+ 45.0
Profit from ordinary activities	**1,978**	**1,048**	**+ 930**	**+ 88.7**
Balance of other extraordinary income and expenses	(126)	(294)	+ 168	+ 57.1
Net income before taxes	**1,852**	**754**	**+ 1,098**	**>+ 100.0**
Income taxes	668	315	+ 353	>+ 100.0
Net income	**1,184**	**439**	**+ 745**	**>+ 100.0**
Minority interest in net income	(105)	(80)	– 25	– 31.3
Net income adjusted for minority interest	**1,079**	**359**	**+ 720**	**>+ 100.0**

Performance in 2000

After an excellent first quarter, the rate of earnings growth slowed somewhat over the remainder of the year. However, the Bank achieved the best after-tax result of the year in the fourth quarter thanks to tax-related gains. The figure for net income adjusted for minority interest of €1,079 million was three times that of the previous year, and return on equity after taxes rose to 8.5% after 3.0% in 1999. Following the international trend, HypoVereinsbank now stresses the so-called cash variant. That means that amortization of goodwill is deducted from net income when calculating the return on equity ratio. Under the cash variant, the return on equity rose from 3.6% in the previous year to 9.2%. Good accounting practices would also dictate that any goodwill carried on the balance sheet be offset against equity capital when calculating this ratio. Since other banks have yet to adopt this approach, however, HypoVereinsbank has refrained from implementing it for the present, but retain the option of doing so in the future.

Net interest income

Net interest income rose 2.1% over the prior year, to €5,150 million. The principal factors contributing to this gain are:

- the sustained downward pressure on the interest margin. The margin was 1.06% (1999: 1.10%) based on the average business volume, or 2.33% (1999: 2.47%) based on the average risk assets, falling below the previous year's values on both counts;
- a conscious effort to limit the growth of risk assets;
- the rapidly falling demand for real estate loans; and
- the fall in earnings from the transformation of maturity patterns due to the flat yield curve which at times inverted.

Provisions for losses on loans and advances

As expected, provisions for losses on loans and advances were significantly reduced. At €1,186, they were approximately halved, even taking into account the effects of initial consolidation.

WORKFORCE AND OFFICES

Offices, in %

Germany 42.8
Austria 22.2
Central and Eastern Europe 31.5
Rest of Western Europe 1.9
Americas and Asia 1.6



Workforce, '000
80
60
40
20
HypoVereinsbank
Bank Austria

Net commission income

Despite the difficult market environment in the second half of the year, the Bank managed to post a strong gain of 29.2% in net commission income over the prior year, to reach €2,423 million. Securities and depositary business provided 63.7% (1999: 62.2%) of total net commission income. Sales of retail funds marketed by the Bank's asset management subsidiaries had a particularly strong impact on this item. The development of earnings from underwriting business, foreign trade operations, asset management, and advisory services was also more than satisfactory. The proportion of total operating revenues represented by net commission income thus expanded from 25.3% to 29.6%.

Trading profit

Trading profit rose a strong 36.7% over the prior year, to reach €548 million. The turmoil on international financial markets during the fourth quarter of 2000 did not materially reduce revenues thanks to appropriate risk management of the Bank's positions. The total was generated in almost equal parts by index-/currency-related and price-related operations.

Operating revenues

Total operating revenues (net interest income, net commission income, trading profit and balance of other operating income and expenses) rose 10.3% to €8,176 million, of which €302 million resulted from the effects of initial consolidation.

General administrative expenses

Thanks to the Bank's strict approach to cost management, general administrative expenses grew no more than 6.8%, to €4,882 million, in the year under review. This increase was largely due to the integration of Bank Austria together with its subsidiaries. Without these effects of initial consolidation, administration expenses would have risen just 2.4%. Personnel expense rose 13.9%. This increase results among other things from the greater proportion of better qualified employees and the higher expenses for pension provisions. Other administrative expenses, including depreciation on property, plant and equipment, decreased 2.1%, to €1,981 million. Since the increase in administrative expenses was less than that of total operating revenues, the cost-income ratio based on operating revenues improved from 61.6% to 59.7%.

RETURN OF EQUITY AFTER TAXES


in %
10.0
8.0
6.0
4.0
8.8
8.5
6.3
6.1
3.6
3.0
9.2
8.5
Cash variant after taxes
Return on equity after taxes

E-commerce expenses

The Internet is leading to rapid changes in patterns of customer behavior. In order to better master these changes and expand the Bank's multi-optional sales channels, the HypoVereinsbank made a separate budget available for e-commerce-activities totaling €235 million, showing the expenses separately in the statement of income. (For more information on the Bank's e-business activities, please refer to the comments on the Webpower projects.)

Operating profit

The Bank recorded an operating profit of €1,873 million in 2000. This total is about five times higher than in the prior year thanks to the much lower level of loan-loss provisions and the rise in operating revenues.

Net income from investments

Net income from investments declined to €325 million after €985 million in 1999. The prior year total was, however, strongly inflated by non-recurring items related to loan-loss provisions.

Profit from ordinary activities

The Bank nearly doubled its profit from ordinary activities over last year, to €1,978 million. The modified cost-income ratio, which gives general administrative expenses as a proportion of operating revenues, net investment income, amortization of goodwill and the balance of the remaining income and expenses, was 59.0%, compared with 56.5% the year before.

Extraordinary expenses

Extraordinary expenses of €126 million include merger-related expenditures arising from the fusion of the former Vereinsbank and the former HYPO-BANK for the last time. Thus the total expenditures for this merger since 1997 amount to €750 million.

Net income before taxes

Net income before taxes of €1,852 million exceeded the prior year level of €754 million by more than €1 billion.

Corporate divisions

The various corporate divisions contributed to net income before taxes as follows:

Private Customers and Professionals	€615 million,
Corporate Customers	€578 million,
Real Estate Finance and Real Estate Customers	€473 million,
International Markets	€585 million,
Asset Management	€68 million and
Real Estate Workout	–€102 million.

COST-INCOME RATIO



in %
62
61
60
59
61.6
59.7
59.7
58.1
as a proportion of operating revenues

The higher profits of the Private Customers and Professionals division are the result of strong growth in commission income. Corporate banking activities showed early benefits of the completed restructuring measures and the much lower level of loan-loss provisions. The prior year figure benefited from high proceeds from the sale of holdings. The Real Estate Finance and Real Estate Customers segment suffered from continuing weak demand in Germany, while International Markets boosted trading profits substantially, although the turmoil on international finance markets in the fourth quarter prevented any material gains in profitability. Despite improved productivity, Asset Management fell short of last year's results, which were inflated by extraordinary gains on the sale of holdings. Detailed reports on the various segments are included in the notes to the financial statements.

Domestic/foreign operations

The proportion of net income before taxes provided by domestic operations again rose sharply to €1,296 million after merger-related costs and high loan-loss provisions had seriously depressed the previous year's total of €350 million. At €548 million, the Bank's foreign activities again made a strong contribution to profits.

Taxes

Income taxes rose from €315 million to €668 million in line with the development of net income. However, the tax rate fell from 41.8% to 36.1%, partly owing to the effects of domestic tax reform in Germany.

Net income

Minority interest in net income totaled €105 million. Net income adjusted for minority interests amounted to €1,079 million. The Bank transferred €623 million to retained earnings at Group level.

DEVELOPMENT OF SHAREHOLDERS' EQUITY


€bn
20
15
10
5

Consolidated profit

Consolidated profit amounted to €456 million. The Bank will propose to the Annual General Meeting on May 22, 2001 that an unchanged dividend of €0.85 per share of common stock and €0.93 per share of preferred stock be paid to shareholders. Adjusted for tax credits, this means that the Bank's German shareholders will receive €1.21 per share of common stock and €1.33 per share of preferred stock.

Pro-forma presentation

The effects of initial consolidation must be taken into account in the assessment of income developments at the new HypoVereinsbank Group. To filter out these effects, the pro forma representation of the income statement can be selected. This approach reports income as if Bank Austria had been part of the HypoVereinsbank since 1999. In line with this assumption, the full-year values for Bank Austria's income and expense items are shown:

INCOME STATEMENT

	Proforma 2000	Proforma 1999		Change
	in € millions	in € millions	in € millions	in %
Net interest income	7,161	7,015	+ 146	+ 2.1
Provisions for losses on loans and advances	1,757	2,872	– 1,115	– 38.8
Net interest income after provisions for losses on loans and advances	5,404	4,143	+ 1,261	+ 30.4
Net commission income	3,284	2,729	+ 555	+ 20.3
Gains less losses arising from trading securities (trading profit)	647	560	+ 87	+ 15.5
General administrative expenses	6,882	6,733	+ 149	+ 2.2
E-commerce expenses	235	—	+ 235	>+100.0
Balance of other operating income and expenses	47	84	– 37	– 44.0
Operating profit	**2,265**	**783**	**+ 1,482**	**>+ 100.0**
Net income from investments	480	1,197	– 717	– 59.9
Amortization of goodwill	213	205	+ 8	+ 3.9
Balance of other income and expenses	(177)	(245)	+ 68	+ 27.8
Profit from ordinary activities	**2,355**	**1,530**	**+ 825**	**+ 53.9**
Balance of other extraordinary income and expenses	(126)	(294)	+ 168	+ 57.1
Net income before taxes	**2,229**	**1,236**	**+ 993**	**+ 80.3**
Income taxes	658	355	+ 303	+ 85.4
Net income	**1,571**	**881**	**+ 690**	**+ 78.3**
Minority interest in net income	(128)	(115)	– 13	– 11.3
Net income adjusted for minority interest	**1,443**	**766**	**+ 677**	**+ 88.4**

This pro forma view forms the basis for the comments in Section 5, Outlook.

3. BALANCE SHEET

Initial consolidation of Bank Austria

The addition of Bank Austria to the group of consolidated companies has had the following effects on key items in the consolidated balance sheet:

	Consolidated balance sheet 2000	of which: Bank Austria	
	in € billions	in € billions	in %
Placements with, and loans and advances to, other banks	91.4	34.9	38.2
Loans and advances to customers	424.4	82.5	19.4
Total provisions for losses on loans and advances	(12.8)	(3.2)	(25.2)
Assets held for trading purposes	79.3	14.2	18.0
Investments	109.5	27.2	24.8
Deposits from other banks	153.2	55.3	36.1
Amounts owed to other depositors	202.1	53.1	26.3
Promissory notes and other liabilities evidenced by paper	261.2	31.3	12.0
Shareholders' equity	19.6	—	—
Total assets	**716.5**	**164.0**	**22.9**

Total assets

The Bank's total assets at December 31, 2000 amounted to €716.5 billion, representing a 42.4% increase on the prior year. The gain resulted primarily from the growth of placements with, and loans and advances to other banks and customers, as well as assets held for trading purposes and investments.

Lending volume

The Bank's lending volume (loans to banks and customers, and bills) rose to €449.2 billion, mainly due to the effects of initial consolidation. Of this amount, municipal loans accounted for €94.1 billion (+ 6.8%), while mortgage loans totaled €170.7 billion (+7.1%). The proportion of residential mortgages declined from 67% to 64%, while the proportion of loans to trade and industry rose from 33% to 36%.

Provisions for losses on loans and advances

Total provisions for losses on loans and advances increased 32.0% in 2000, to €12.8 billion, taking into account write-backs and write-offs of provisions created in earlier years.

Intangible assets

The increase in intangible assets can be attributed primarily to goodwill arising from new acquisitions in 2000. The new goodwill relating to Bank Austria alone amounts to €2.1 billion. This total accrued at the Bank in addition to the goodwill of €0.4 billion recorded at source in Bank Austria plus the €0.1 billion of goodwill arising from Powszechny Bank Kredytowy (PBK).

Shareholders' equity

The acquisition of the shares in Bank Austria was financed in December 2000 by issuing 114 million new shares from a capital increase. Including premiums, this resulted in a strengthening of the Bank's equity base to the tune of €6.4 billion. Shareholders' equity disclosed on the balance sheet increased 57.5%, to €19.6 billion.

Liabilities

To fund its lending operations, the Bank above all increased amounts owed to other banks (up 81.8%) and liabilities evidenced by paper (up 21.9%). Amounts owed to other depositors grew by 41.3%, with the volume of savings deposits doubling as a result of effects of initial consolidation.

Risk assets and market risk position

The Bank's risk assets grew 41.1%, to €324 billion, in 2000, primarily due to the effects of initial consolidation. Without this factor, the rate of increase would have been 7.1%. The Bank thus achieved its declared goal of limiting the annual increase in risk assets to 8%, excluding the effects of initial consolidation. Market risk positions amounted to €3.8 (1999: €2.7 billion), of which €0.6 billion resulted from the initial consolidation of Bank Austria.

Core capital and equity capital

During the year under review, core capital as per approved annual financial statements increased 45.4%, to €21.3 billion. Equity capital, which includes both liable equity of €35.9 billion and tier III capital of €2.7 billion, grew 44.5%, to €38.5 billion. The core capital ratio compliant with the German Banking Act totaled 6.6% after 6.4% last year, while the total equity ratio increased from 10.1% in 1999 to 10.4%. The corresponding BIS ratios for core capital and total equity were 5.4% and 10.0%, respectively. The Bank does not intend to carry out any capital increases to finance organic growth. The core capital ratio will increase significantly through the consolidation of a financial company formed in the first quarter of 2001 to hedge some of the parent bank's strategic shareholdings and carry out short-term money market transactions. When this effect is factored in, the core capital ratio at December 31, 2000 was 7.1% compliant with the German Banking Act, or 5.9% in accordance with BIS rules.

KEY CAPITAL RATIOS COMPLIANT WITH THE GERMAN BANKING ACT


in %
12.0
10.0
8.0
6.0
Equity capital ratio
Core capital ratio
9.3
10.1
10.4
6.0
6.4
6.6

4. EVENTS AFTER DECEMBER 31, 2000

Foreign & Colonial

In the field of asset management, a new strategic orientation is being implemented involving a pooling of activities. In this respect, the Bank sold its 90% holding in London-based investment manager Foreign & Colonial. The sale takes effect in the first quarter of 2001.

Activest

Moreover, the Bank intends to manage the operations of Activest Investmentgesellschaft mbH, Activest Luxembourg S.A., allfonds-BKG Asset Management GmbH and allfonds BKG Investmentgesellschaft mbH under the common Activest brand in the future. Effective January 1, 2001, FondsServiceBank was successfully launched as a joint venture linking the Activest Group and MEAG MUNICH ERGO Asset Management GmbH.

IND^{EX}CHANGE

The Bank is looking to establish a new brand for index-based products in the form of IND^{EX}CHANGE AG, a new wholly-owned subsidiary. The company has acquired the exclusive license rights for the most important Deutsche Börse equity indexes for a period of one year at this stage and has been offering listed index funds – known as exchange-traded funds (XTF) – linked to the DAX, the EuroStoxx 50 and Stoxx 50 since the beginning of 2001. More funds are slated to be added during the course of the year.

5. OUTLOOK

The forecasts relating to the future development of HypoVereinsbank represent best estimates made on the basis of all the information available to the Bank at the present time. Should the assumptions underlying the forecasts fail to materialize or risks occur to an extent not envisageable – as discussed in the Risk Report – it is possible that the actual results will differ from those currently projected.

Strategic reorientation

All in all, the general economic outlook for the Bank's domestic markets in 2001 is positive. (The basic macroeconomic conditions in 2001 underlying HypoVereinsbank's planning processes are explained in detail in the section entitled Division Controlling.) The Bank is looking to exploit this environment by means of intensive, far-reaching strategic measures aimed at enhancing the profitability of its corporate divisions and hence also permanently raising its value. The repositioning of the Bank's corporate customer activities, which was completed in mid-2000 and which already resulted in a remarkable turnaround last year, is expected to bear considerable fruit over the next few years. In operations involving private customers and professionals, the Bank is investing heavily in adjusting its retail business to the changing conditions in the market. In the autumn of 2000, HypoVereinsbank became the first major German bank to open up its multi-optional distribution channels for the active marketing of third-party offerings. The aim behind this significant strategic move is to purposely enhance the Bank's competitive position in this segment. Furthermore, the strategic reorientation of asset management activities is expected to yield a lasting boost to profitability.

"Our accounting and controlling systems are becoming increasingly complex not least due to the constantly rising demands of both the bank watchdogs and the capital markets. The prime objective for our systems of control is to boost shareholder value. We insist on an very high level of transparency."

Dr. Wolfgang Sprissler



Real Estate Lead Competence

In the course of last year, the Bank launched its Real Estate Lead Competence strategic initiative with a view to stretching its market and competence leadership in real estate financing on the European marketplace. To accompany the start of operations under the program, HypoVereinsbank will pool its real estate financing activities in a new real estate bank in two steps. The new institution will operate as a mortgage bank offering both retail and mortgage banking services, and have a presence in all important financial centers in Western and Eastern Europe as well as in the United States. In the first stage, Nürnberger Hypothekenbank AG and Süddeutsche Bodencreditbank AG will be absorbed into Bayerische Handelsbank AG before the end of 2001. The real estate financing business of the parent bank will then follow in 2002. The new real estate bank will use all available methods of securitization and syndication to optimize its portfolio and reduce the amount of tied-up equity capital. The products and services of real estate investment banking will give the Bank's customers a clear added value beyond that of traditional financing. HypoVereinsbank is rapidly expanding its presence in attractive international markets with a view to accelerating the growth of its increasingly important operations abroad.

New management philosophy

In addition to these measures on the operational side, HypoVereinsbank has aligned the underlying principles for steering the Bank more consistently with the Bank of the Regions strategy. Alongside the existing segment-based divisional approach, the new management philosophy now calls for the Group board to assume regional, institution-based responsibility for operating results. To this end, the Group Board is to set the basic parameters for the respective company as a whole together with divisional structure guidelines for the locally controlled banks – meaning at this stage the Bank Austria Group, Vereins- und Westbank, the domestic mortgage banking subsidiaries, and the newly formed real estate bank. At the same time, the managing directors of the subsidiaries will be kept more accountable for the targeted overall results. The new management concept is intended to foster and support local entrepreneurialism at the same time as boosting the Bank's impact on the marketplace.

Initial consolidation

In 2001 *the effects of initial consolidation* will have a *strong impact* on all income and expense items, since the consolidated income statement for 2000 had to include Bank Austria only for the period following the acquisition at the beginning of December. All income and expenses, along with the corresponding amortization of goodwill, will be included in full in the consolidated income statement in 2001, however. This will result in very high rates of increase for almost all income and expense items. To derive economically meaningful statements on the actual profit trends of the Bank, HypoVereinsbank has based its planning for 2001 on the figures that would have resulted in 2000 if Bank Austria had been part of HypoVereinsbank from the beginning of the year onwards. The Bank has prepared pro forma financial statements for the year 2000 (see Section 2, Income Statement).

Operating revenues

The Bank is aiming to achieve significant overall growth in operating revenues (net interest income, net commission income, trading profit and balance of other operating income and expenses) as compared with the pro-forma financial statements for 2000. Net interest income will suffer from the cyclical downturn in the lending business and from higher expenses on the deposit-taking side than in the prior year. On the whole, however, the Bank is expecting a slight increase compared with the prior year. Net commission income is starting from a high underlying base due to the strong performance of the stockmarket in the first half of 2000. Despite this, the Bank is optimistic of the dynamic upward trend persisting and of again achieving double-digit growth. The budgeted figures indicate that net income on financial operations will beat the prior year total. The Bank will book a considerable tax-free gain from the sale of its holding in Foreign & Colonial under other operating income.

Provisions for losses on loans and advances

Provisions for losses on loans and advances are advances to fall slightly compared with last year.

General administrative expenses

General administrative expenses are being pushed upwards by factors like the integration of Bank Austria, the measures taken in conjunction with the Real Estate Lead Competence project, and the planned expansion of corporate finance and treasury operations. Moreover, the Bank expects the introduction of the single European currency to cost tens of millions of euros. Consequently, the cost-income ratio will mark time at around the level of last year.

Extraordinary transactions

The income statement for 2001 will benefit from the fact that no more expenses will accrue as a result of the merger of the former Vereinsbank and the former HYPO-BANK.

Net income

All in all, given the projected developments for 2001 described here, the Bank expects to be able to report a tangible increase in net income, allowing us to pay an attractive dividend and again strengthen reserves, thus bolstering its capital base.

II. RISK REPORT

1. OVERALL RISK CONTROL AND RISK MANAGEMENT SYSTEM

Groupwide management system

The conscious engagement in financial risks with the aim to exploit market opportunities lies at the heart of modern banking. Under the twin effects of intensifying global competition and technological advances, profit margins in this business can be expected to narrow even further. In an answer to these trends, and to the ever more stringent regulatory requirements, HypoVereinsbank has instituted a Groupwide risk management system which can be described as a continuous feedback loop uniting the elements of strategy, planning, management and monitoring. This system will also cover the Bank Austria Group in the future.

Risk management in our operating businesses is the task of our corporate divisions, whereas monitoring functions are performed by independent organizational units. This separation of functions is firmly embedded in the Bank's organization

A very important function of our risk management system consists in the timely identification of risks and the analysis of their causes and effects.

We limit our risks by means of risk policy guidelines and strict limit structures, both of which are dictated by the Bank's Board of Managing Directors. Working on this basis, Risk Control and Group Audit conduct extensive risk monitoring activities. Influencing risk positions for purposes of portfolio management with the goal of optimizing the risk-return ratio is the task of the local risk management units of the corporate divisions. They perform this work on the basis of specific risk principles and ongoing risk analyses.


Group Board of Managing Directors
Risk policy
Central Risk Control
Measurement methods/instruments
Risk measurement/monitoring
Independent reporting
Local risk management
Portfolio management
Quality assurance/loan register
Policy guidelines
Ongoing risk analysis
Group Audit
Case audits, process audits, system audits
Risk-oriented audit methods

Group Risk Control

HypoVereinsbank's Group Risk Control reports directly to the managing director responsible for accounting, audit and risk control. As a neutral, independent unit, it is primarily responsible for the following functions:

- ongoing, independent risk measurement and monitoring of all risk types;
- responsibility for methods and methodology, including the development and continuing improvement of suitable models for measuring risks;
- regular reporting to the Board of Managing Directors;
- Groupwide risk capital allocation and risk aggregation; and
- implementation of uniform, consistent risk control standards throughout the Group.

Group Risk Control is supported by the local risk controllers in the foreign branches and subsidiaries, over whom the central Group unit exercises functional authority.

With respect to organizational and functional criteria, HypoVereinsbank's risk control set-up completely complies with the increasingly stringent legal and regulatory requirements.

Local risk management

The local risk management units in the corporate divisions are responsible for risk management by employing modern portfolio management methods. The purpose of these methods, applied within the limits of the powers delegated by the Board of Managing Directors, is to diversify and optimize portfolios with respect to risk and return while consciously limiting portfolio concentrations. This work is performed on the basis of close cooperation and continuous information exchanges between the Risk Control unit and Risk Management units. The interaction of these two functions produces valuable insights into ways of increasing profitability, both in individual customer transactions and/or an entire business sector.

Group Audit

In January 2000, the German Federal Banking Supervisory Office issued new minimum standards ("MaI") geared to be complied with by internal audit divisions. Under the new rules, all operational and business processes must be audited at least every three years – if useful or appropriate – and all these processes subject to especially high levels of risk must be audited at least once a year. Group Audit further improved its already high standard of quality and effectiveness by executing a number of projects related, in particular, to audit documentation and the follow-up control of actions undertaken to rectify problems.

Group Audit's activities aim to prevent losses for the Bank and its customers. As an independent organizational unit, Group Audit reports directly to the Board of Managing Directors. It is structured in line with the divisional organization of the HVB Group. Group Audit primarily performs the internal audit function at the parent bank. It additionally acts in various layers for Group subsidiaries. Its duties range from a controlling and advisory function based on a standardized system of reporting through to complete execution of the subsidiaries internal audit function. Group Audit is tasked with ensuring a uniform standard of auditing Groupwide. The audit policy, which was revised in 2000, fulfills all applicable regulatory requirements to the full extent.

The Bank's risk-oriented audit methods are designed to promote the accurate, on-site assessment of risks, based on the results of prior audits and special investigations, as well as current analysis of computerized reports and the like. The spectrum of audit methods encompasses individual case audits, process audits and system audits.

The audit methods are continuously adapted to reflect changes occurring in the group and evolving market standards. Audits are planned on the basis of audit cycles, scheduled in accordance with the level of risk inherent in each business activity and with previous audit results.

2. OVERALL BANK MANAGEMENT

Active management of capital resources

Enhancing shareholder value through targeted capital allocation

We aim to exploit market opportunities and achieve competitive advantages that will enable us to enhance the shareholder value of our Bank by allocating our capital resources on the basis of a carefully considered, closely monitored strategy. Consequently, our internal management system is focused on two key elements: regulatory (or tied core) capital and risk capital.

Both resources are expected to yield a certain return, which is derived from the expectations the capital markets have for our Bank. The return on capital is expected to be earned by the Bank's business units in proportion to their respective capital usage.



Capital markets'
return expectations for HypoVereinsbank
Resource optimization
Tied
core capital
Accounts for bank
regulatory requirements
Risk capital
Accounts for
economic risk

a) Tied core capital

The amount of regulatory capital required to back the operations of the Bank's individual divisions and subsidiaries is determined in accordance with the rules of Principle I, Section 10 of the German Banking Act.
For this purpose, however, we do not apply the minimum capital backing of 4.4% stipulated by the German Banking Act (including unrealized reserves), but a rate of 5.4%, thereby creating a core capital cushion. In calculating the regulatory capital for market risks, we incorporate an analogous core capital cushion.

b) Risk capital

Risk types

We define the following types of risk for the purposes of our risk control and management program:
- Credit risk
- Liquidity risk
- Market risk
- Operational risk
- Business risk
- Risks arising from the Bank's own real estate portfolio
- Risks arising from the Bank's shareholdings/financial investments
- Strategic risk

Uniform quantification of risk

We measure all risks (unexpected losses) by employing a 99%-tail end value-at-risk measure. This method is consistently used throughout the bank for all risk types except liquidity and strategic risks.

Based on this consistent quantification, we assign risk capital to cover these risks by calculating the amounts required for capital allocation purposes uniformly for a one-year period. The required risk capital is determined for each corporate division and subsidiary and is being assigned to them. Group Risk Control, in close consultation with the business units, determines the projected risk capital requirements on the basis of up-to-date risk measurements. Capital allocated is adopted by the Group Board of Managing Directors as part of the annual planning process. In this manner, risk considerations are firmly anchored in the Bank's internal management system.

RISK CAPITAL
AFTER PORTFOLIO EFFECTS*
AT DECEMBER 31, 2000

Broken down by risk type, in %

Market risk 23
Credit risk 38
Operational risk 17
Business risk 14
Risk of the Bank's own real estate 8

* Excluding risks arising from shareholdings/financial investments; excluding the Bank Austria Group

Broken down by parent bank and subsidiaries, in %

Group subsidiaries 37
Parent bank 63

* Excluding risks arising from shareholdings/financial investments; excluding the Bank Austria Group

We also monitor liquidity risk on a continuous basis, but do not provide separate risk capital coverage for this purpose. These risks are either contained in the market risks or they are controlled by means of other instruments. Strategic risks, such as the impact of the Internet and e-commerce on the banking industry, are handled by special project teams and managed by way of active, dynamic business policies within the framework of our general strategic goals.

Group risk capital

The overall risk capital of the HypoVereinsbank Group is established by aggregating the risk capital figures for each risk class and allowing for risk-reducing portfolio effects (diversification effects). As of year-end 2000, the Bank's entire risk capital (including risks of shareholdings/investments) amounted to only slightly less than one third of the capital cushion to cover its risks. This capital cushion consists of shareholders' equity, undisclosed reserves and average retained earnings.

Capital management in line with statutory capital rules

To manage the Bank's regulatory capital, we apply three capital adequacy ratios, for which we have established minimum values. These are:

Capital adequacy ratios

- core capital ratio (ratio of core capital actually available to minimum regulatory core capital);
- equity capital ratio (ratio of liable capital to risk assets); and
- total equity ratio (ratio of total equity to the sum of risk assets and market risk positions weighted by a factor of 12.5).

RISK CAPITAL
AFTER PORTFOLIO EFFECTS*
AT DECEMBER 31, 2000

Broken down by corporate division, in %


Private Customers and Professionals 29
Corporate Customers 23
Real Estate Workout 1
Asset Management 2
International Markets 14
Real Estate Finance and Real Estate Customers 17
Other 14

* Excluding risks arising from shareholdings/financial investments; excluding the Bank Austria Group

Since both the risks calculated for meeting regulatory requirements and the Bank's capital itself are subject to volatility (fluctuation of market risk positions, risk assets, change in revaluation reserves due to market conditions), the three above-mentioned ratios are calculated for planning purposes by applying a volatility discount, fully accepting the possibility that the ratios could circumstantially exceed the target levels significantly.

To determine the appropriate capital funding, we have essentially defined the following process:

- In addition to a multi-year plan, for purposes of Principle I of the German bank regulatory requirements and the necessary Bank for International Settlements (BIS) reports, we also prepare a rolling four-quarter plan to supplement the monthly reporting for Principle I and the quarterly reporting of the BIS ratios.
- Reports on the actual ratios and significant related effects are submitted every month to a committee of the Board of Managing Directors (Market Risk and Asset Liability Committee). The committee takes appropriate action if the actual ratios deviate significantly from plan.

3. RISK MONITORING AND CONTROLLING

The Bank's risks are subject to an institutionalized organizational structure featuring processes and responsibilities as well as specific measurement procedures and systems.

a) Credit risk

Credit risk is defined as potential losses arising from a customer default or loss of credit rating. Such risks include loan default risk, counterparty risk, and country risk.

Presentation of credit risk in the consolidated financial statements

Loan default risk is defined as the potential losses arising from commercial lending operations.

Loan-loss provision

We created a total loan-loss provision of €1,204 million for these risks in 2000 (including the Bank Austria Group on a pro rata basis). Of this amount, €377 million relates to Corporate Customers, €290 million to Private Customers and Professionals, €561 million to Real Estate Finance and Real Estate Customers, and €1 million to International Markets; with respect to Real Estate Workout, we reversed loan-loss provisions in the amount of €33 million. (The total provisions for losses on loans and advances shown in the income statement, including reversals of country-specific provisions, amount to €1,186 million).

The mission of the Real Estate Workout division is to reduce its entire portfolio as quickly as possible, at the best possible terms, and to avoid additional losses by instituting special risk management structures. In 2000, we pared the volume back an aggregate of €1.7 billion, and are currently engaged in negotiations on the subject of further property sales aimed at cutting the remaining total. To date, the loan-loss provisions taken on the real estate workout portfolio amount to €3.3 billion, corresponding to a provision rate of around 40%.

Country risk

Country risk is defined as the transfer and conversion risk resulting from finance facilities maturing in more than one year and non-performing commercial loans maturing in less than one year, net of collateral in both cases. We do not create provisions for new loans to countries which are a regional component of our strategic business sectors and are not experiencing payment difficulties.

The situation of our country risks did not change significantly in 2000 compared to the previous year. New risks requiring provisions did not arise last year. The loan volume subject to risk declined by €220 million last year, to €252 million, this development being mainly due to the rescheduling of loans to Russia, the write-off of unrecoverable loans charged to loan-loss provisions and the repayment of loans.

The total volume of the Group's country risk provisions decreased €121 million to €186 million. Of this amount, €110 million relate to write-offs (without effect on the income statement) and €18 million to the changes in provisions, the proceeds of which are recognized in the income statement. The numbers for the Bank Austria Group are not included in these figures, as this Group establishes specific loan-loss provisions to cover acute country risks.

After accounting for write-downs taken on the lending portfolio, the total volume of loan-loss provisions increased €3.1 billion to €12.8 billion in 2000 (€3.2 billion of which relates to the initial consolidation of the Bank Austria Group). With these steps, we have adequately provided for all risks inherent in our lending operations. The methods used to value our loan receivables are described in the notes to the financial statements.

Counterparty risk

Counterparty risk is defined as the potential losses arising from the default or deterioration of credit rating of a customer with whom we have engaged in OTC derivatives transactions involving interest rates, foreign currencies, equities and indexes outstanding at year-end. These transactions are mainly concluded for hedging trading positions against fluctuations in interest rates, foreign exchange rates or market prices. They also serve to provide cover for on- and off-balance sheet items within asset/liability management.

At year-end 2000, the notional amounts of derivative transactions totaled €1,975 billion. This figure includes the data for the Bank Austria Group for the first time. The previous-year comparison values were determined by aggregating the transactions of both banking groups.

Of the total volume of derivatives, €1,578 billion relates to interest rate derivatives (79.9%), €351 billion to foreign exchange derivatives (17.8%), and €46 billion to equity/index derivatives (2.3%). In terms of remaining maturity, the largest part of the derivatives volume belong to the shortest time bucket (due within one year). The derivatives traded on futures and options exchanges account for 4.1% of the total volume. This comparatively low proportion can be attributed among other reasons to the fact that the risks associated with exchange-traded derivatives can be neutralized by liquidating the contracts (reducing the overall volume), whereas in the OTC business, it is generally necessary to establish an offsetting position (increasing the volume).

The notional volume in itself does not provide a suitable basis for drawing conclusions about the risk inherent in our derivatives business. Gross replacement values for OTC transactions serve as a useful indicator to quantify the values actually at risk. These are computed under the marked-to-market method as the sum of all positive market prices, ignoring risk-reducing netting agreements and individual credit weightings. Based on this definition, the maximum risk of default was €31.5 billion, or 1.6% of the total notional volume outstanding, at the end of 2000. This value does, however, represent a worst-case scenario for counterparty risk, as it assumes that all counterparties would default simultaneously and no risk-reducing netting agreements would have been concluded. Taking into account the risk-reducing effects of existing netting agreements, the risk of default falls by €12.8 billion at the end of 2000. Additionally, the recognition of collateral for OTC transactions leads to a further reduction of counterparty risk; at the end of 2000, this effect amounted to approximately €0.7 billion.

OECD governments, banks and financial institutions, which are rated first-class borrowers, account for 90.0% (1999: 89.2%) of the counterparty risk before netting.

Compliant with Principle I of the relevant banking supervisory regulations, the counterparty risk on derivative financial instruments classified as trading and banking book totaled €24.2 billion, after netting and collateral collected, at the end of 2000; weighted by credit rating (credit equivalent), the corresponding figure was €6.5 billion.

Credit derivatives

The rising need for instruments to manage credit risks has fostered the development of so-called credit derivatives. These vehicles make it possible to trade and hedge credit risks without altering the original credit relationships. This product group consists of three basic types: credit default swaps, total return swaps and credit-linked notes. The risk-hedging function is accomplished by means of compensatory payments, which in the case of the credit default swap and the credit-linked note depend on a certain credit event, or in the case of total return swaps, on a possible loss in market value. In the case of a credit-linked note, the credit risk is secured by means of a cash deposit, which is not the case for credit default swaps.

Unlike pure derivatives, credit-linked notes contain a securities element alongside the derivative hedging component. This explains why such instruments have a market value far closer to the notional value than in the case of pure derivatives. Credit-linked notes issued – where the Bank is the protection buyer – are shown as a negative market value in line with the liability nature of the note.

The contract volume resulting from credit derivatives, the market values and the various types of reference assets are presented for the first time in the two tables appearing below (including the Bank Austria Group). This presentation is compliant with the disclosure recommendations of national and international experts (including the Association of German Banks and the Bank for International Settlements).

DERIVATIVES VOLUME

in millions of €	Notional amount					Counterparty risk	
	Remaining maturity			Total	Total		
	less than	1 to	more than	2000	1999	2000	1999
	1 year	5 years	5 years				
Interest rate derivatives	**735,217**	**497,427**	**345,818**	**1,578,462**	**1,423,682**	**18,546**	**14,857**
OTC products							
FRAS	179,893	9,066	—	188,959	354,621	149	307
Single currency swaps	440,619	399,848	322,346	1,162,813	878,128	17,662	13,644
Interest rate options							
– purchased	13,680	36,063	11,901	66,644	49,991	732	894
– written	29,362	39,259	11,570	80,191	59,019	—	—
Other interest rate derivatives	3,885	110	1	3,996	990	3	12
Exchange-traded products							
Interest rate futures	45,681	12,127	—	57,808	75,917	—	—
Interest rate options	17,097	954	—	18,051	5,016	—	—
Foreign exchange derivatives	**292,295**	**49,453**	**8,739**	**350,487**	**381,171**	**10,806**	**10,785**
OTC products							
Foreign exchange forwards*	251,385	22,171	272	273,828	301,161	8,423	8,335
Cross-currency swaps	12,079	26,604	8,376	47,059	39,024	1,951	2,081
Foreign exchange options*							
– purchased	14,515	247	—	14,762	20,189	432	369
– written	14,316	431	91	14,838	20,797	—	—
Other foreign exchange contracts*	—	—	—	—	—	—	—
Exchange-traded products							
Foreign exchange futures	—	—	—	—	—	—	—
Foreign exchange options	—	—	—	—	—	—	—
Equity/index derivatives	**9,091**	**35,751**	**868**	**45,710**	**43,931**	**2,149**	**2,288**
OTC products							
Equity/index swaps	—	—	—	—	—	—	—
Equity/index options							
– purchased	1,528	14,786	122	16,436	17,093	2,149	2,279
– written	1,438	12,877	648	14,963	14,849	—	—
Other equity/index derivatives	1,024	8,048	98	9,170	7,547	—	9
Exchange-traded products							
Equity/index futures	2,317	—	—	2,317	1,989	—	—
Equity/index options	2,784	40	—	2,824	2,453	—	—
Total	**1,036,603**	**582,631**	**355,425**	**1,974,659**	**1,848,784**	**31,501**	**27,930**

COUNTERPARTY TYPE

	Counterparty risk			
	2000	1999	2000	1999
			Structure	Structure
	€ millions	€ millions	in %	in %
OECD governments	115	119	0.4	0.4
OECD banks	26,889	22,777	85.3	81.6
OECD financial institutions	1,366	2,015	4.3	7.2
Non-OECD governments	23	9	0.1	0.0
Non-OECD banks	305	142	1.0	0.5
Non-OECD financial institutions	2	—	0.0	—
Other companies and private individuals	2,801	2,868	8.9	10.3
Total	**31,501**	**27,930**	**100.0**	**100.0**

CREDIT DERIVATIVES

in millions of €	Contract volume by remaining maturity				
	less than 1 year	1 to 5 years	more than 5 years	Total	Fair value
Banking book	**1,128**	**161**	**1,518**	**2,807**	**(32)**
– Protection buyer					
Credit default swaps	1,128	161	1,445	2,734	(3)
Total return swaps	—	—	—	—	—
Credit-linked notes	—	—	51	51	(51)
Other	—	—	—	—	—
– Protection seller					
Credit default swaps	—	—	—	—	—
Total return swaps	—	—	—	—	—
Credit-linked notes	—	—	22	22	22
Other	—	—	—	—	—
Trading book	**3,124**	**6,796**	**1,456**	**11,376**	**(109)**
– Protection buyer					
Credit default swaps	748	4,271	844	5,863	308
Total return swaps	1,908	326	—	2,234	4
Credit-linked notes	—	—	423	423	(422)
Other	—	—	—	—	—
– Protection seller					
Credit default swaps	468	2,199	189	2,856	1
Total return swaps	—	—	—	—	—
Credit-linked notes	—	—	—	—	—
Other	—	—	—	—	—
Total	**4,252**	**6,957**	**2,974**	**14,183**	**(141)**

Monitoring and control of credit risk

To monitor and control our credit risk, we apply backtesting analyses to compare calculated risks with experienced defaults while also analyzing the potential risks inherent in our portfolio at a given closing date. Quantifying these risks is the central challenge facing modern risk control and is also the subject of specific adjustments to the capital adequacy rules being developed by the Basle Committee.

Regulatory developments

The goal of reforming these regulations governing credit risk is to introduce a greater level of risk differentiation than is possible under the current capital adequacy rules. The pending reform will effectively blend regulatory and economic considerations. In a first stage, credit quality classifications will be applied as the differentiating criterion, and it appears likely that internal credit ratings will also be accepted, in addition to the external ratings assigned by rating agencies (so-called internal ratings-based approach). Over the medium to long term, it can be expected that internal risk models will also be admitted for this purpose as well, as they already are for market risks. After all, the level of credit risk inherent in a given portfolio is determined not only by the credit quality (i.e., default probability) of the individual borrowers, but also, to a significant degree, by the level of diversification, i.e., the extent of existing portfolio concentrations, which can be incorporated into the risk measurement only by means of a portfolio model.

Regardless of whether internal risk models or the internal ratings-based approach of the Basle Committee are eventually applied, it is vitally important for us to reliably assess the default probabilities of our customers. For this reason, we have been paying special attention to refining our credit quality analysis instruments.

REFERENCE ASSETS

in millions of €	Contract volume			
	Credit default swaps	Total return swaps	Credit-linked notes	Total
Public bonds	6,472	1,781	413	8,666
Corporate bonds	2,099	—	—	2,099
Equity	211	399	—	610
Other	2,671	54	83	2,808
Total	**11,453**	**2,234**	**496**	**14,183**



Credit analysis

The tools we use differ in content and structure according to the amount and complexity of the lending exposure being investigated. In addition, we maintain a number of special credit rating instruments tailored to specific industry sectors or financing forms, such as property developers, project finance, etc. As a result of this credit analysis, we assign customers to a credit rating corresponding to the customer's empirically measured default probability. With the aid of these default probabilities, we can correlate our internal ratings with the external ratings issued by rating agencies.

We employ a number of measures to ensure a robust quality of our internal ratings. Firstly, credit scores are evaluated jointly by the customer relationship manager and the lending specialist. In addition, the quality management units of the corporate divisions and Internal Audit perform ongoing quality checks of individual cases. Furthermore, Group Risk Control oversees the consistency of the methods applied and empirically evaluates the probabilities of default of each individual credit rating.

Internal credit risk model

We have employed an internal credit risk model since 1997 to quantify and assess the parent bank's global loan book default and counterparty exposures. This self-developed model presents the advantage that its methodology and parameterization are precisely suited to our portfolio. Because it is our own, we can refine this model at any time to incorporate the advances being made in this still young and emerging discipline.

BREAKDOWN OF LOAN DEFAULT AND COUNTERPARTY RISK BY CORPORATE DIVISION

Expected loss in %

Corporate Customers 39.0
Private Customers and Professionals 26.1
International Markets 1.2
Real Estate Workout 5.7
Real Estate Finance and Real Estate Customers 19.3
Other 8.7

Value-at-risk in %

Real Estate Finance and Real Estate Customers 21.0
Corporate Customers 46.0
Private Customers and Professionals 17.3
International Markets 3.9
Real Estate Workout 2.8
Other 9.0

Expected loss and credit value-at-risk

For purposes of credit risk measurement, a distinction is drawn between the expected loss and the credit value-at-risk (or unexpected loss). The expected loss quantifies the average losses expected on the current portfolio over the next twelve months, which are then factored into the pricing of our products in the form of standard risk costs. A number of inputs are needed to calculate the expected loss, including the current default probability (derived from the customer's credit rating), the exposure at default, the value of existing collateral, and the loss given default. The default probabilities and the losses given default are determined empirically from our default histories, and updated annually.

The credit value-at-risk (unexpected loss) provides information about the maximum negative deviation of the possible loss from the expected loss (99% probability) within one year and is backed by risk capital as a safety cushion. When measuring the credit value-at-risk, our internal credit risk model employs simulation methods to explore numerous possible macroeconomic scenarios and assess their impact on the level of possible losses. This approach is also conducive to stress-testing, a prerequisite for the acceptance of internal risk models by the regulatory authorities for purposes of measuring market risk.

The charts on pages 135–137 show the expected losses and the credit value-at-risk of the parent bank portfolio, broken down by corporate division, credit class and industry sector:

BREAKDOWN OF CREDIT RISK
BY CREDIT RATING



in %
30
22.5
15
7.5
Expected loss
Value-at-risk

Year-on-year development of risk

The year-on-year comparison of both risk indicators (expected loss and value-at-risk) as well as the risk breakdown by industry sector indicate the improvement in risk management achieved last year as we applied these modern risk management tools to streamline our real estate exposures. The positive results of the efforts to sell suitable portfolio holdings at the best possible terms and of the specialized risk management work carried out in the Real Estate Workout division are reflected in the considerably lower percentage share of the Bank's total risk contributed by this business sector.

In 2000, there were no significant changes in the breakdown of the Bank's portfolio broken down by credit rating.

The internal credit risk model we employ for analyzing these risks on the portfolio level also enables us to measure credit risks on much more specific levels, all the way down to the individual transaction. Such detailed analyses generate valuable insights into ways of improving risk management and control. As part of the Groupwide harmonization of information systems, this model's database will gradually be extended to include the Group's risk-carrying subsidiaries.

By employing such a sophisticated internal credit risk model, we are preparing for the following steps of regulatory capital requirements. The expertise and experience acquired in this process, along with the data histories collected, are already useful today as they create the conditions for the regulatory approval of the internal ratings-based approach expected soon.

BREAKDOWN OF CREDIT RISK BY INDUSTRY SECTOR

in %	Share of expected loss	Share of value-at-risk
Sector		
Automotive	2.6	3.2
Banks	1.7	2.4
Construction	25.9	29.5
Chemicals	2.5	3.2
Services	12.4	11.9
IT	1.1	1.1
Electrical engineering	3.2	4.9
Consumer goods	2.9	3.0
Mechanical engineering	2.6	2.8
Food processing	4.2	3.8
Public authorities	0.6	0.5
Public agencies	0.3	0.4
Paper	1.4	1.5
Other financial service providers	4.3	6.6
Steel	1.3	1.7
Textiles	1.7	1.6
Transportation	2.4	2.7
Utilities	6.6	7.3
Other sectors	10.9	8.8
Individuals	11.4	3.1
Totals	**100.0**	**100.0**

Country risks

We also apply a portfolio-based approach to quantify potential country risks in our current portfolios. The analysis of portfolio effects is especially important for country risk measurement, because country portfolios are poorly diversified by their nature due to the relatively low number of available countries.

The default risk of each country is classified by assigning a country rating. The rating classes, developed by the specialists of our economic research team, are determined on the basis of quantitative analysis of macroeconomic indicators, as well as qualitative assessments of political factors and other considerations. A default probability has been empirically determined for each rating class.

By combining the default probabilities, or their volatilities, with the country exposures and deducting any risk-reducing collateral, we can analytically determine the expected loss and the value-at-risk for each country. Upon computing the latter, we account for default correlation effects among the individual countries. We also account for correlations between borrowers' defaults and countries' defaults. The tables on pages 138–139 show the breakdown of our country portfolio (parent bank and subsidiaries conducting business under HVB limits, as well as BPH, VuW and SKWB Schoellerbank) by region and credit rating. Another table lists the top ten countries by volume and by risk.

COUNTRY EXPOSURE* AND COUNTRY VALUE-AT-RISK BY REGION

in %	Share of exposure	Share of value-at-risk
Region		
Africa	2.0	8.5
Asia/Pacific	15.7	30.3
Central and South America	6.4	24.8
North America	14.8	0
Western Europe	52.7	1.5
Eastern Europe	8.4	34.9
Total	**100.0**	**100.0**

COUNTRY EXPOSURE* AND COUNTRY VALUE-AT-RISK BY CREDIT RATING

in %	Share of exposure	Share of value-at-risk
Credit class		
Credit 1	70.2	0
Credit 2	3.4	2.6
Credit 3	6.8	10.6
Credit 4	7.0	17.2
Credit 5	3.2	10.6
Credit 6	0.7	2.5
Credit 7	5.3	26.5
Credit 8	3.4	30.0
Total	**100.0**	**100.0**

* net of collateral

With regard to the country exposure and the value-at-risk, the year-to-year comparison shows only minor shifts among the credit ratings. Only the trend towards a slightly more negative assessment of individual countries in South America during the final quarter of 2000 caused a significant shift among the various groupings, effecting the increase of the exposure and value-at-risk in credit rating 7.

Limit system

As a key element of our risk control and management program, we employ limit systems to prevent the unintended and uncontrolled increase of our risk positions. Rules governing the use of these systems, including the relevant escalation and disciplinary mechanisms, are stipulated in the corresponding systems, instructions, and standard operating procedures. Limit compliance is monitored by the local lending units for loan default risks, and by Group Risk Control for counterparty and country risks.

Application of results

The results of the credit risk measurement process described above are incorporated into the strategic and operational management process to ensure that both income and risk are given equal consideration. Conceived as a continuous feedback loop, the management and control system starts with the annual capital allocation process, as part of the annual planning cycle, on the basis of earnings-to-risk ratios. Risk measurements provide the basis for effective work on the part of the portfolio management units in the corporate divisions, which are making increasing use of modern structuring instruments as a means of actively optimizing the composition of their portfolios. We employ preliminary costing models to calculate risk-adjusted margins, and accordingly fair pricing, of the Bank's new business to apply the insights gained from our management and control system down to the level of individual transactions.

TOP TEN COUNTRIES BY EXPOSURE*
(EXCLUDING COUNTRIES OF CREDIT RATING 1)

in %	Share of exposure
Country	
South Korea	3.0
Greece	2.3
Russia	2.0
Turkey	1.9
Brazil	1.6
Argentina	1.5
Poland	1.4
Mexico	1.3
South Africa	1.2
Malaysia	1.2
Total	**17.4**

Developments in 2001

Our development work in 2001 will focus mainly on the necessary preparations for integrating other group subsidiaries into the credit risk measurement system. In support of this process, we are developing a state-of-the art, uniform data platform for all subsidiaries. In addition, we are continuing our efforts to integrate country risk measurements into the credit risk model, with the ultimate goal of producing a single, completely integrated system that takes account of all existing portfolio effects. Finally, we will work on continuously improving the methodology and parameterization of our models, thereby refining the Group's program for managing and controlling credit risks as a means of improving earnings-to-risk ratios, thereby enhancing shareholder value.

b) Liquidity risk

Liquidity risk is managed locally for the subsidiaries and centrally for the parent bank with strict attention paid to ensuring compliance with regulatory requirements. Monitoring liquidity is part of the market risk control system. The overriding goal of our liquidity management system is to guarantee the Bank's ability to meet its payment obligations at all times. To this end, we employ a number of powerful control instruments allowing us to respond quickly to market changes. An interdepartmental committee adopts the core principles of the liquidity management program and directs ongoing projects. The committee reports regularly on these actions – and on the Bank's current liquidity and funding situation – to a committee of the Board of Managing Directors.

Liquidity risk in the narrower sense

Day-to-day liquidity management intended to assure the Bank's ability to make payments at all times (liquidity risk in the narrower sense) is performed both by our Group clearing office in Munich and by local units in the corresponding foreign offices. A shared information platform serves to optimize liquidity flows within the Group.

Liquidity principle

HypoVereinsbank's healthy liquidity situation is reflected in the relevant ratio for Liquidity Principle II, which for the parent bank was 1.4 as of December 31, 2000, substantially higher than the required minimum value of one. According to the definition of Liquidity Principle II, the funds available to the Bank exceeded its payment obligations by €34 billion for the following month. The Bank maintained a funds surplus of at least €20 billion at all times throughout the year. We continuously monitor the trend of this liquidity indicator, including our foreign subsidiaries, and actively manage it by assigning minimum variance targets. The liquidity indicators for the domestic Group subsidiaries are locally managed and centrally monitored.

HypoVereinsbank has sufficient access to short-term liquidity in the money markets, where we work with a number of banks and institutional customers with strong credit ratings. In addition, HypoVereinsbank maintains extensive liquidity reserves that can be activated in conjunction with the monetary policy operations of the European System of Central Banks. Day-to-day liquidity management is supported by a wide range of control instruments, including a continuously updated liquidity forecast.

Funding risk

Broad funding basis

We enjoy the advantages of a broad funding basis and excellent product placement capabilities aligned to our strategy of diversifying into various markets, customer groups, and products. These advantages provide us with a secure source of funding for our lending operations and limit the increase in funding costs even under difficult market conditions. With their high credit quality and liquidity, our mortgage-bonds ("Pfandbriefe") continue to be our most important funding instrument. The continuing expansion of our securitization activities will widen the range of funding possibilities available to us even further.

We manage the Bank's funding structure, and optimize it continuously with respect to costs, on the basis of detailed planning and clearly defined targets.

Market liquidity risk

Market liquidity risk is managed by placing strict limitations on those markets which can be included within the individual trading portfolios. In addition, we limit the percentage of individual risks as components of portfolios in these markets. We conduct stress tests to determine the risk potential represented by liquidity risks for selected scenarios, and establish stress limits to contain the maximum loss potential.

c) Market risk

Market risk is defined as the potential loss arising from an adverse change in the prices of our positions in financial markets. Not only do we calculate this risk in the trading book, but we apply the same standards to our investment books, which result from management of our extensive commercial and mortgage banking operations. In the investment book, we distinguish between strategic/discretionary books and flow management books, the former being managed at the parent bank, for instance, by a committee of the Board of Managing Directors (Market Risk and Asset Liability Committee), which makes decisions relative to market risk position taking and asset/liability management on behalf of the full board. Flow management (management of daily cash flows in the commercial and mortgage banking business) is handled directly by the International Markets division for the parent bank, or the Treasury departments for the respective subsidiaries.

Quantification

The value-at-risk method quantifies, with a confidence level of 99%, the maximum loss that could be incurred as a result of market price changes during a holding period of ten trading days. Market risk arises when the prices of interest rates, foreign exchange rates or equity products, and their related derivatives, change.

In 2000, we replaced our former system for measuring interest rate fluctuation risks, installed in Munich and London, with the technologically and methodologically superior Monte-Carlo simulation system (internal model). The system is capable of simulating all relevant risk factors (such as yield curves) under simultaneous consideration of correlation effects. With this approach, the value-at-risk can be estimated for every level of the portfolio hierarchy, from individual positions to the broadest aggregates.

The risks associated with foreign exchange and equity products are calculated statistically on the basis of various conservative assumptions, including an historical consideration period of 250 days, while disregarding correlation effects. Portfolios containing options-related risks are analyzed by application of a standard method known as the scenario-matrix method, prescribed in the Basle Guidelines. We then add together the value-at-risk figures for the individual transactions to arrive at an aggregate value-at-risk for the Bank as a whole.

On this basis, we calculated the average market risk of the Group's main trading positions (including the Bank Austria Group) for last year. These values, broken down by risk type, are shown in the table below. The significant reduction in the value-at-risk figure for interest rate positions as of September 30, 2000 can be attributed to the introduction of our Monte-Carlo simulation method for estimating the interest risks inherent in the trading activities of the parent bank. The new method takes formerly neglected risk-reducing effects fully into account. By using the Monte Carlo simulation method, we have been able to attain significantly more precise daily risk estimates, greater transparency, a wider range of analysis possibilities and a more efficient management of our market risks.

At year-end, the investment book (including the Bank Austria Group) contained market risks of €240 million (year-end 1999: €547 million). The reduction from the previous-year value is due to the elimination of risk positions.

POTENTIAL MARKET RISK OF TRADING ACTIVITIES (VALUE-AT-RISK)

in millions of €	Average 2000*	Dec. 31, 2000	Sep. 30, 2000	Jun. 30, 2000	Mar. 31, 2000	Dec. 31, 1999
Interest rate positions	140	98/45**	114/42**	182	167	104
Foreign exchange positions	44	34	38	44	62	44
Equity/index positions	95	90	84	100	110	65
Total	**280**	**222/169**	**236/164**	**326**	**339**	**213**

* Arithmetic mean according to formerly applied method

** Since Sept. 30, 2000, the risk of interest rate positions has been measured by applying the Monte Carlo simulation method (smaller value-at-risk value)

The methods we use to measure market risk are checked by means of periodic back-testing. We also continually conduct stress tests to determine the potential losses in our positions resulting from extraordinary events and worst-case scenarios. To aid in the active management of market risks, we adopted limits for stress risks in 2000.

Limit monitoring

Market Risk Control has direct access to the front office systems used in trading operations enabling it to monitor the risk situation and compliance with limits on an intraday basis. Any high utilization rates or breaches of limits that occur in sub-portfolios immediately trigger an escalation process, and the reduction of the positions in question is monitored closely. In 2000, no limits were exceeded for any risk type. Market Risk Control subjects all our market risks to constant measurement and limit monitoring, reporting regularly to the Board of Managing Directors on the results.

The risk positions in the investment and trading books are managed by means of a hierarchical limit system that extends all the way down to the department level and limits the leeway for action allowed at each level. The risk limits are approved by the Board of Managing Directors and may not be exceeded. Any losses that occur during the year automatically reduce the limit amount.

Moreover, we cover our market risks throughout the Group with risk capital. The annual amount of risk capital required for this purpose is calculated on the basis of the measured average 10-day value-at-risk, which, after adjusting for portfolio effects, is converted into a one-year period by applying a scaling factor.

Developments in 2001

In 2001, we started to measure and limit the risks associated with changes in bond spreads. Here the strategy of the Bank and the market environment have changed, making it advisable to measure these risks. We are implementing a value-at-risk method hinging on simplified assumptions. We plan to refine this method and ultimately integrate it with our internal model by means of a Monte-Carlo simulation approach, in line with our efforts to extend this internal model to all areas of the Bank.

In conjunction with the transition to an internal model, we will also convert our market risk measurement system at the parent bank to operate under the assumption of a one-day holding period at the start of 2001.

d) Operational risk

Definition of operational risk

Generally speaking, operational risk is inherent in most of the Bank's activities. We define operational risk as the risk of unexpected losses due to human error, flawed management processes, natural and other disasters, technological failures, and changes in the external environment (event risk).

This definition matches in detail those that were developed by the Association of German Banks and various working groups in connection with the new Basle Guidelines. This general definition is complemented by a causality-driven categorization model which we continued to refine in 2000. This model affords detailed insights into the individual risk profiles of HypoVereinsbank's corporate and service divisions, on the basis of which we are able to further optimize our risk management procedures.

Focus on operational risk

In the past, financial institutions have experienced spectacular losses often attributable to the rising complexity of products and processes and the increasingly dynamic pace of change in the banking industry.

Against this backdrop, bank regulators are paying closer attention to operational risk in general and the allocation of regulatory capital to cover it in particular. The growing interest on the part of regulators, combined with our own genuine interest in this matter, reveal how important it is for us to properly manage and control our operational risks.

Operational Risk Control, established for precisely this purpose at the beginning of 1999, focused its attention in 2000 on the following priorities:
- raising employees' awareness of operational risk in all units of the Group;
- developing the organizational framework for operational risk management and control;
- qualitative evaluation of management and control processes, and
- devising an early warning system for operational risks.

We believe that, as a result of this work, we are well prepared to face the challenges of the next few years.

Basic principle: functional separation of risk control and risk management

For operational risks, as for the other risk types, the principle of separating the functions of risk management and risk control is strictly observed. At the current stage of development, one of the main tasks of Risk Control is to develop quantitative and qualitative measurement methods and establish an independent risk measurement capability.

Risk Management, on the other hand, is responsible for managing operational risk, including the adoption of measures to reduce, prevent, or insure these risks. This work is performed by the competent risk managers in our operating units.

Last year, we developed an operational risk framework allowing for complete, comprehensive control and management of these risks. This framework clearly defines the division of responsibilities between management and control and establishes an interdivisional Operational Risk Committee as an additional element of the organizational structure. It also defines the duties of an Operational Risk Manager for each division, responsible for implementing, in close cooperation with Risk Control, the measurement standards and reporting requirements in the divisions.

BASIC
OPERATIONAL RISK ORGANIZATIONAL MODEL



Board of Managing Directors
Operational
Risk Committee
Corporate
divisions
Group divisons
Group divisions
-Legal
-Compliance
-Personnel
Risk Control
Group Audit
Responsibility for
risk management
New: Operational Risk Manager
Standards &
Guidelines
Risk Control
Audit

Quantitative criteria

The quantification of operational risk is still in the early stages of development industry-wide. Although it is true that the risk figures calculated for operational risk are less certain than for more familiar risk types and are hardly comparable from one institution to another, we nonetheless believe that it makes sense to incorporate these risks into our overall risk evaluation system internally at this early stage, in order to ensure adequate, risk-adjusted management.

To quantify this risk, we employ an actuarial model of the type used for a long time in the insurance industry to assess portions of the risks being considered. Other banks, too, consider this method to be state-of-the-art and very promising.

Since being created in 1999, the database for this work has been continually updated and improved, in particular by the development of a data pool. The solid database represents the best possible preparation for the proposed requirement to establish capital coverage for operational risks contained in the new consultation paper of the Basle Committee.

Furthermore, we are actively involved in the development of international data-sharing consortiums, another important source of information relative to loss experience. Starting in 2001, anonymized data from this system will be incorporated into our risk measurement procedures.

Qualitative criteria

Our actuarial model also enables us to consider, in addition to purely quantitative parameters, qualitative factors relatively to the quality of the processes and the internal monitoring systems in the individual divisions.

We developed a survey-based Control Self-Assessment procedure in 2000 to assess control and process quality, and introduced it in the relevant units of HypoVereinsbank. The tool assigns quality scores on the basis of individual risk profiles. Besides being useful for quantitative analysis, these scores also convey a quick, comprehensive picture of the risk situation in the divisions and the action plans undertaken to minimize their risks. It is therefore an important element of the Bank's early warning system for detecting serious risks. In the context of its risk-oriented audits, Group Audit plays an important role in validating the self-assessment of the divisions. The tool is also capable of performing plausibility checks on the basis of inputted indicators.

Application of results

As with the other risk types, the value-at-risk figures for operational risk are an integral part of the risk capital allocated to each division. The value-at-risk and risk capital amounts for the operational risk are derived in the subsidiaries from the risk values of the parent bank.

The need to earn an internal return on the risk capital allocated for operational risk, the increased transparency of information regarding the quantity, amount and distribution of risks and the assigned quality scores all serve to raise the awareness of operating personnel for the importance of these risks. They deliver an incentive for improving process and control quality. By means of internal comparison, moreover, best-practice examples can be identified, quality deficits recognized and the status of control over given risk types characterized.

The operational risk management and control system is just as important for the early detection of potential risks, in time namely to assess their importance and their possible impact on the corporate group. Over the next few years, therefore, we will strive to instill a culture of risk awareness throughout the Group pertinent to operational risk. Another important factor contributing to the early detection of weaknesses and the derivation of appropriate risk management measures is the close cooperation between the risk control unit and the corporate and service divisions for purposes of explicitly defining and delineating risk categories and creating a database for information related to loss experience.

Management of operational risk

The risk management units at the Bank's corporate and service divisions manage operational risk by means of numerous activities, including the following:

- Devising clear strategies for dealing with operational risks.
- Maintaining an extensive internal control system for the Bank's business processes, continuously adapting it to accommodate changing conditions.
- Timely reporting of operational risks to senior management by way of various management information systems; periodically computing quality ratios and developing action plans on this basis.

- Legal risks:

Our Group Legal Department is responsible for managing the legal risks associated with all types of business conducted by the Bank. Organizational changes rendered necessary by changes in the law and court decisions are implemented promptly. Documentation risk is monitored centrally and locally.

No significant risks to the existing business arose in 2000 in connection with legislative changes and high court decisions. New legal precedents relating to the computation of prepayment and non-acceptance penalties for fixed-interest loans will have only a minor impact.

The management of legal risks also entails identifying potential legal conflicts at an early stage of their development and bringing about conflict resolutions on a general level or in specific cases. In its disputes with customers or third parties, the Bank always strives to reach an amicable settlement. Insofar as court proceedings were nonetheless unavoidable last year, the courts ruled in favor of the Bank in the vast majority of cases, including those which customers brought against the Bank in connection with real estate loans brokered by external sales agents. Neither these disputes nor any others with customers or third parties give rise to any particular legal risk for the Bank.

– IT risks:
After the short-lived system availability problems experienced in 1999 due to the heavy merger-related workload, the original service levels were successfully restored in 2000.

In the highly critical area of IT operations, we systematically audited production risks and optimized our systems to reduce the incidence of operational risk:
- We introduced preventative measures and instituted a detailed crisis management plan to prevent or contain system failures, seriously defective data processing and longer-lasting service interruptions in customer-relevant systems (such as online banking and automated teller machines).
- We implemented numerous service management procedures with the aim of detecting, analyzing and correcting defects as quickly as possible, and reached agreement on concrete service levels.
- We optimized emergency procedures and restart processes, so that we can restore system availability as quickly as possible in the event of contingencies (i. e., catastrophes).

Developments in 2001

We took numerous steps to establish an adequate system of operational risk management in 2000 and we intend to build on this work in 2001. High priority is being afforded to the implementation of an expanded organizational structure (Operational Risk Committee, Operational Risk Manager). Furthermore, our reporting rules need to be formulated with greater precision and rigorously implemented. The Control Self-Assessment will be further developed and adapted to accommodate the special conditions prevailing in the various divisions. As part of this work, supplementary indicators will be set up in the relevant systems to aid in verifying the plausibility of submitted self-assessments. We plan to broaden our data sources and materially improve the risk measurement database by tightening the reporting requirements and possibly participating in international data consortiums.

e) Business risk
Business risk is defined as adverse, unexpected changes (meaning against the calculated trend) in business volume and/or margins that cannot be attributed to other risk types. Both types of change can lead to serious revenue losses, thereby diminishing the market value of a company. Business risk is caused by a substantial deterioration of market conditions or unexpectedly strong competition.

Measurement methods refined

In the course of the year, we have continuously refined the methods we employ for measuring business risks. We calculate this risk type on the basis of historical income and cost volatilities, with due consideration paid to correlation effects.

As part of its mission, each corporate division is implicitly responsible for the operational management of its business risk. The best means of accomplishing this goal is the effective management of income and costs. We are employing a uniform, Bankwide profit center report, as well as division-specific control instruments and management information systems.

f) Risks arising from the Bank's own real estate portfolio
We determine the risks of the Bank's own real estate portfolio for both the parent company and the subsidiaries by applying the value-at-risk method based on the market values of the real estate and the fluctuations to which they are subject. The market value volatilities are calculated separately for each region with the aid of historical experience data collected internally, as well as external data.

g) Risks arising from the Bank's shareholdings/financial investments
We monitor the market price fluctuation risk of our shareholdings and investments in listed and unlisted companies, the most important of which being our major financial holdings such as Allianz and Munich Re. Subsidiaries are not included in this risk category, as their risks are already separately identified and recorded in relation to the other risk types.

The methods applied to measure the value-at-risk and determine the risk capital are similar to those applied for equity trading positions. Given the long-term investment character of these holdings, however, we apply average annual prices to determine volatilities. In the case of investments in non-listed companies, we measure the volatility with reference to suitable sector indexes.

Portfolio management

Portfolio management of our shareholdings and investments is handled by the Group Board of Managing Directors on the basis of the strategic goals established in line with the overarching strategy of the Bank of the Regions. The Board also takes profitability considerations into account and carefully weighs the possible opportunities against the estimated risks. Investment and divestment decisions are rendered on the basis of information supplied by the various relevant departments, much of which is gleaned with the aid of our extensive collection of risk control instruments.

h) Strategic risk
Strategic risk results from fundamental management decisions adopted with regard to the Bank's positioning in the market on the basis of its estimation of current and future trends. It is not possible to collate and control a bank's strategic risks using quantitative methods. These types of risks are best handled by way of rigorous follow-up and constant control of strategically important projects, and by means of flexible, innovative action and reaction to market trends.

Consolidation in the banking industry/ integration risks

The continuing process of consolidation in the banking industry, both nationally and internationally, not only creates opportunities but also harbors the general risk that we as a player in this highly competitive process will be forced into a passive role, as opposed to an active one.

By pursuing our nuanced strategy as the Bank of the Regions and by successfully engaging in profitable business lines, we intend to preserve our role as an influential player in the restructuring of the German and the European banking industry.

All the same, the task of bringing complex organizations together, as in the case of corporate mergers, for instance, always entails integration risks which can manifest in the form of technical, personnel-related or corporate culture problems.

The pending merger of HypoVereinsbank with Bank Austria is the second major challenge of this kind we are facing, after the merger of Vereinsbank and HYPO-BANK.

Based on the experience that both institutions have acquired from having integrated numerous banks, we believe that we are well-equipped to successfully master the challenges of the coming merger. With regard to the integration of Bank Austria, for instance, personnel decisions related to the highest management level were adopted already before the end of 2000, with the greater part of the remaining staffing decisions to be completed in the first quarter of 2001. The legal merger of the two national companies is expected to be completed on schedule by the end of 2001, and the business reorientation of these entities is already in the phase of operational implementation.

Realignment of the banking process

The process of consolidation in the international banking industry is ultimately being driven not only by concentration in the financial services sector, but also, more generally, by the realignment of the entire banking process. New communication technologies are making it easier for banks to dissect the value chain, selling products and services either through independent third-party sales agents or purchasing such products and services from third parties for the banks' own selling operations.

Prime examples of this trend can be seen in our decision to sell third-party investment funds and the establishment of the Financial Markets Service Bank as a transaction bank for clearing securities orders for the Group's own banking subsidiaries and for outside banks. Our goal at HypoVereinsbank is to focus to a greater degree, also in our production operations, on those business lines in which we enjoy advantages of scale and competence, enabling us not only to offer superior products and services to our own customers, but also to distribute them through third-party sellers. The strategic risk inherent in this approach lies in the selection of the right business lines and the rigorous implementation of what is deemed to be the correct business model.

Internet and e-business

The explosive development of the Internet represents yet another significant factor influencing our business activities. Many of our customers will gradually change over to electronic distribution channels, but no one today can reliably predict how fast or completely this development will take place, and therefore how quickly and to what extent the core business in the branches will be endangered. We are anticipating this development by systematically refining our multi-channel concept to provide greater quality and convenience in telephone and online banking. We have set up a five-point program with this in mind:

1. We are adding a new customer service center in Saxony to deal with direct sales and hotline queries.
2. We are expanding online banking by relaunching our Internet offering.
3. We are extending mobile banking and deploying cutting-edge technology.
4. We are accelerating transaction and decision-making processes.
5. We are launching a skills offensive in our branches offering advice-heavy services.

At the same time, we are looking to increase the flexibility of our branch network and expect to consolidate 10–15% of our 1,100 or so offices in Germany over the next twelve months.

Within our innovative, multi-optional sales concept, we offer our customers a free choice of sales channels and simultaneously guarantee all-around service.

Besides representing a new distribution channel for our core business, the Internet also opens up entirely new business opportunities – both in financial services and in related business sectors. Indeed, we want to take full advantage of the opportunities of these new business lines and long-term trends, but we also want to limit the associated risks. Therefore, we venture into new business areas only when they would appear to satisfy a genuine need of customers and when we can bring our core competence to bear. To the extent that other skills are required, we seek to collaborate with competent partners. Furthermore, such an investment must also satisfy the criteria of conventional investment analysis (discounted cash flow), as we do not consider alternative methods such as revenue multiples to be a sound basis for making realistic decisions of this type. Thus, we tend to make relatively few investments, but they are well researched and extensively supported by all areas of the Bank. This work is performed by a separate organizational unit, "Markets & Alliances," under the aegis of our Webpower project. (See also the section on Internal Services.)

When identifying and managing the strategic risks inherent in our real estate financing business, we place special importance on the analysis of current and future trends in our target markets. At HypoVereinsbank, this work is handled by a team of specialized experts drawn from the real estate appraisal and consulting sector. This team develops and actively employs not only classical instruments of market analysis but also increasingly complex forecast models as well.

In the domestic market, the elimination of government subsidies is expected to exert an adverse effect on our business. Investment spending in the area of residential housing construction is most likely to contract over the next few years, although the situation will differ markedly from region to region. As a general trend, the focus of activity will increasingly shift away from new construction and towards modernization and remodeling investments. The market for commercial real estate, on the other hand, is essentially on the rise, although here a certain east-west gap can still be observed. The relevant markets have become much more volatile as a whole.

On the international stage, developments will be mixed. Certain markets in Central Europe and the still rather undeveloped markets of Southern and Eastern Europe harbor excellent development prospects. In the United States, on the other hand, early signals are indicative of an economic downturn.

To meet the challenges posed by the future market environment, the Real Estate Customers and Real Estate Finance division is pursuing a strategy of active portfolio management based on quality-oriented growth and greater diversification of the portfolio structure by means of exploiting opportunities in selected, lucrative foreign markets.

The potential risks of this approach will be addressed by means of a restrictive lending policy based on clearly defined Groupwide standards, concentration on counterparties with first-class credit ratings in accordance with the return-on-equity targets established for the entire Bank, the employment of an internal credit quality analysis system specifically designed for real estate finance customers, and finally by means of comprehensive, active quality management. All these measures are aimed to gradually reshape the risk profile of our business in line with our strategic intentions. Finally, the continued development of new areas of competence and business opportunities in the field of real estate investment banking will further enhance our ability to manage the risks associated with conventional real estate financing and contend with the volatilities of these markets.

Within the framework of the Real Estate Lead Competence initiative announced to the public in the autumn of 2000, the aim of which is to strengthen the Bank's core competence in the real estate finance business, we strive to improve the division's risk-return ratio with lasting effect, and thereby bolster our position as a leading European real estate finance bank. These measures are accompanied by a resolute focus on a professional clientele, more efficient processes and an efficient cost structure.

Yet another strategic risk lies in the fact that the success of financial institutions depends very much on their ability to recruit and retain qualified employees, both for managerial and specialist positions. Under the pressure of demographic, economic and business trends, the labor market for qualified employees is becoming tighter.

In light of this problem, the main risk factors relate to the three criteria employees apply when deciding to join or remain with a company: its corporate culture, whether the work is appropriately challenging, and whether it offers a competitive compensation package. At HypoVereinsbank, these issues are seen as crucially important.

Thanks to its clearly defined strategy and its proven ability to pursue this strategy effectively, HypoVereinsbank today has acquired the reputation of being one of the most attractive employers in the German financial sector. The Bank embodies a culture in which performance is encouraged and rewarded. As an internationally active bank, it is poised to expand its business in European markets. The challenges entailed by the Bank's ambitions are likely to attract highly ambitious employees.

Because of its decentralized organization, the Bank offers numerous positions endowed with significant autonomy and freedom of action. The Bank places a high priority on systematic personnel development, the main instrument being the annual employee appraisal process. At this meeting, supervisor and employee not only discuss and reach agreement on specific goals, but they also explore the employee's short and medium-term career development possibilities.

With respect to its compensation system, HypoVereinsbank is both progressive and innovative. All employees are eligible for a bonus, calculated on the basis of clearly defined rules, in relation to their performance. Employees in key positions are increasingly being offered the chance to participate in a long-term incentive program, which not only cements their loyalty to the Bank, but also enables them to have a share in the success of their division and the Bank as a whole. Finally, we offer flexible working conditions which enable our employees to balance their careers with their family lives on a permanent basis.

By increasing the percentage of trainees in the Bank, and by means of systematic continuing education, which is provided by the Bank's own training institution, HVB Akademie, we prepare qualified potential employees for positions in the Bank, and also provide them with ongoing education after they are hired.

On the whole, therefore, we believe we are well-positioned to continue recruiting skilled people in sufficient numbers to secure the future success of the Bank.

4. RISK CONTROL AND RISK MANAGEMENT IN BANK AUSTRIA IN 2000

In the passages to follow, we provide a brief overview of the risk control and management program of Bank Austria, which was legally independent of HypoVereinsbank until November 2000. A detailed description of this program may be found in the annual report of Bank Austria, in the Risk Report section.

Bank Austria identifies, measures, monitors and manages all risks of the Bank Austria Group.

The related duties encompass the development and implementation of risk measurement methods, continuing development and refinement of risk management instruments, the development and maintenance of internal regulations, independent, neutral reporting on the risk profile of the Bank Austria Group and the coordination of the approach taken with the Group's corporate staff departments.

Like HypoVereinsbank, Bank Austria's risk control and risk management functions operate on the basis of the various risk types indicated below:
- Credit risk
- Liquidity risk
- Market risk
- Operational risk
- Business risk
- Risks arising from the Bank's own real estate portfolio
- Risks arising shareholdings/investment portfolio

a) Credit risk

New rating system for corporate customers

In 2000 Bank Austria focused on introducing a new rating system for the entire corporate customers business in Austria and for its branches and subsidiaries in the United States, Britain, Asia, and the CEE nations.

Concurrently with the implementation of the portfolio model, Bank Austria also created the conditions that will enable it to manage its lending portfolio on the basis of risk-return considerations relative to economic capital. Consequently, Bank Austria is also prepared for the upcoming reform of banking regulations, which is being intensively discussed at present in connection with Basle II (acceptance of differentiated regulatory capital coverage depending on customer credit ratings and recognition of internal rating models).

b) Liquidity risk

Thanks to its broad funding base in domestic and international markets, Bank Austria enjoys the advantages of a stable financing structure, which are further enhanced by a detailed, long-term funding strategy. The remaining short-term liquidity risk is quantified on the basis of the total cash flows effected within the Group and compared in the form of a ratio with the Bank's holdings of marketable securities. The payment performance of products for which principal redemption is not contractually stipulated is accounted for by way of empirical analysis of the cash flow structure, carried out under conservative assumptions.

The Bank ensures its ability to meet all its payment obligations on time, while also taking advantage of market opportunities, by means of centralized liquidity management and centralized management of its highly liquid collateral, accepted as such by the central bank.

c) Market risk

Approved risk model

To measure its market risks, Bank Austria employs a specialized, self-developed model based on the variance-covariance approach. Since January 1, 1998, this risk measurement model has been accepted by the regulatory authorities as a full-use model for determining the Bank's capital funding requirements pursuant to the second amended version of the Austrian Banking Act. For calculating capital coverage requirements, the Bank applies the lowest possible multiplier of three, as confirmed by the Austrian National Bank in the expert opinion issued in accordance with Section 26 of the Austrian Banking Act.

Due to the extensive scope and complexity of the domestic banking business, the market risks deriving from the positions of the bank book are also regularly analyzed by way of simulating the volatility of net interest income. Simulation inputs include different interest rate and business volume scenarios as of the reporting date, appropriate assumptions regarding new businesses, customer demands and the general market trends for the market segments which are most relevant for Bank Austria's business. For supplementary analysis, the value-at-risk method is also applied to these positions of the bank book.

d) Operational risk

In answer to the growing importance of this issue, Bank Austria established an Operational Risk Department in 2000. The main duties of this unit especially include raising the awareness of employees for operational risk in all units of the Bank Austria Group, building up a high-quality risk measurement database from internal and external loss experience sources and introducing, as a supplementary measure, qualitative methods such as the Control Self-Assessment for evaluating the control quality and adopting appropriate counter measures.

e) Business risks, risks of own real estate portfolio and financial investments, and overall bank risk

The Bank plans to institute, in addition to the risk measurement capabilities mentioned above, systems for calculating business risks, real estate portfolio risks and financial investment risks and to consolidate all these systems to produce an aggregate risk measurement program for the entire Bank, which will also serve as the basis for risk capital allocation, in line with the HypoVereinsbank system.

5. SUMMARY

Risk management based on risk-return considerations

The assumption of risk is an integral aspect of any business activity. Although risks pose a threat to business success, they are also the indispensable prerequisite for attaining such success. At HypoVereinsbank, the conscious, controlled assumption of risk forms an integral part of the Bank's overall corporate management system based on risk-return considerations, the goal of which is to ensure successful shareholder value management.

To this end, the Bank maintains a comprehensive system of risk identification, measurement, monitoring and management. Regardless of where they occur in the Group, our risks are classified by clearly defined risk types and measured with comparable methods and uniformly establishes parameters (e. g., confidence level of 99%). By aggregating all these risks and risk areas, we can represent the Bank's total risk, which is regularly compared against the capital available to the Bank to support this risk. Furthermore, the rigorously consistent system of measuring risk forms the basis for Groupwide risk capital allocation to cover unexpected losses.

Our risks are quantified and monitored on a continuous basis by an organizationally independent, neutral Group Risk Control unit reporting directly to the Board of Managing Directors. The risk management units in the corporate and service divisions are responsible for the operational management of their risks.

The methods and systems we employ to measure and manage our risks are highly sophisticated and effective, and therefore fulfill all relevant legal and regulatory requirements. Thus, we are well prepared for future regulatory developments of the type anticipated in the new consultation paper recently prepared for purposes of reforming the Basle Capital Adequacy Convention.

Besides advanced measurement methods and systems, however, the Bank relies on the conscious understanding and execution of risk-return considerations throughout the Bank as a prerequisite for the professional assumption and management of risks. Therefore, we have firmly anchored the joint consideration of earnings and risk in our business processes and management systems. In this way, we provide the basis for efficient corporate management and successful value management.

Integration of Bank Austria

The risk measurement and management methods applied by Bank Austria are largely comparable with those employed by HypoVereinsbank. Since the merger in December 2000, project teams composed of representatives from the relevant specialized departments have been working closely with the risk control and risk management units of HypoVereinsbank to ensure appropriate coordination and integration. Thus, we intend to integrate the Bank Austria Group into the risk control and management program of the HypoVereinsbank Group, and subsequently prepare reliable consolidated risk assessments, in the very near future.

CONSOLIDATED INCOME STATEMENT AND APPROPRIATION OF NET INCOME FOR THE YEAR ENDED DECEMBER 31, 2000

EXPENSES/INCOME

	Notes	2000	1999	Change	
		€ millions	€ millions	€ millions	%
Interest and similar income	28	31,106	26,867	+ 4,239	+ 15.7
Interest expense and similar charges	28	25,956	21,822	+ 4,134	+ 18.9
Net interest income	28	5,150	5,045	+ 105	+ 2.1
Provisions for losses on loans and advances	29	1,186	2,472	– 1,286	– 52.0
Net interest income after provisions for losses on loans and advances		3,964	2,573	+ 1,391	+ 54.1
Fee and commission income		2,812	2,196	+ 616	+ 28.1
Fee and commission expense		389	320	+ 69	+ 21.6
Net commission income	30	2,423	1,876	+ 547	+ 29.2
Gains less losses arising from trading securities *(trading profit)*	31	548	401	+ 147	+ 36.7
General administrative expenses	32	4,882	4,570	+ 312	+ 6.8
E-commerce expenses	33	235	—	+ 235	>+ 100.0
Balance of other operating income and expenses	34	55	91	– 36	– 39.6
Operating profit		**1,873**	**371**	**+ 1,502**	**>+ 100.0**
Net income from investments	37	325	985	– 660	– 67.0
Amortization of goodwill	38	89	(70)	+ 19	+ 27.1
Balance of other income and expenses	39	(131)	(238)	+ 107	+ 45.0
Profit from ordinary activities		**1,978**	**1,048**	**+ 930**	**+ 88.7**
Balance of extraordinary income and expenses	40	(126)	(294)	+ 168	+ 57.1
Net income before taxes		**1,852**	**754**	**+ 1,098**	**>+ 100.0**
Income taxes	18, 41	668	315	+ 353	>+ 100.0
Net income		**1,184**	**439**	**+ 745**	**>+ 100.0**
Minority interest in net income		(105)	(80)	– 25	– 31.3
Net income adjusted for minority interest		**1,079**	**359**	**+ 720**	**>+ 100.0**
Transfers to retained earnings		623	—	+ 623	>+ 100.0
Consolidated profit		**456**	**359**	**+ 97**	**+ 27.0**

EARNINGS PER SHARE

	Notes	2000	1999
Earnings per share (in €)	42	2.50	0.86
Earnings per share (in €) (excl. amortization of goodwill)	42	2.71	1.03

The Bank will propose to the Annual General Meeting of Shareholders on May 22, 2001, that the profit available for distribution be used to pay an advance share in profits of €0.08 on each share of non-voting preferred stock (totaling €1.2 million) and a dividend of €0.85 on each eligible share of common stock and each share of non-voting preferred stock.

BALANCE SHEET AT DECEMBER 31, 2000

ASSETS

	Notes	2000	1999	Change	
		€ millions	€ millions	€ millions	%
Cash reserve	6, 44	6,509	5,031	+ 1,478	+ 29.4
Assets held for trading purposes	7, 45	79,296	45,088	+ 34,208	+ 75.9
Placements with, and loans and advances to, other banks	8, 46, 48	91,378	56,209	+ 35,169	+ 62.6
including: Mortgage loans		406	399	+ 7	+ 1.8
Municipal loans		26,080	25,537	+ 543	+ 2.1
Loans and advances to customers	8, 47, 48	424,372	325,771	+ 98,601	+ 30.3
including: Mortgage loans		170,297	159,056	+ 11,241	+ 7.1
Municipal loans		67,977	62,563	+ 5,414	+ 8.7
Total provisions for losses on loans and advances	9, 49	(12,754)	(9,661)	– 3,093	– 32.0
Investments	10, 50	109,512	68,677	+ 40,835	+ 59.5
Property, plant and equipment	11, 51	5,677	4,489	+ 1,188	+ 26.5
Intangible assets	13, 52	3,862	873	+ 2,989	>+100.0
Other assets	53	8,662	6,778	+ 1,884	+ 27.8
Total assets		**716,514**	**503,255**	**+213,259**	**+ 42.4**

SHAREHOLDERS' EQUITY AND LIABILITIES

	Notes	2000	1999	Change	
		€ millions	€ millions	€ millions	%
Deposits from other banks	14, 56	153,217	84,300	+ 68,917	+ 81.8
including: Registered mortgage bonds and public-sector bonds in issue		10,059	10,352	– 293	– 2.8
Amounts owed to other depositors	14, 57	202,093	143,052	+ 59,041	+ 41.3
including: Registered mortgage bonds and public-sector bonds in issue		46,032	45,877	+ 155	+ 0.3
Promissory notes and other liabilities evidenced by paper	14, 58	261,199	214,299	+ 46,900	+ 21.9
including: Registered mortgage bonds and public-sector bonds in issue		134,512	120,221	+ 14,291	+ 11.9
Provisions	15, 59	6,958	3,885	+ 3,073	+ 79.1
Other liabilities	16, 60	50,567	30,185	+ 20,382	+ 67.5
Subordinated capital	61	20,703	13,849	+ 6,854	+ 49.5
Minority interest	62	2,182	1,245	+ 937	+ 75.3
Shareholders' equity	63	19,595	12,440	+ 7,155	+ 57.5
Subscribed capital		1,607	1,265	+ 342	+ 27.0
Additional paid-in capital		13,228	7,146	+ 6,082	+ 85.1
Retained earnings		4,304	3,670	+ 634	+ 17.3
Consolidated profit		456	359	+ 97	+ 27.0
Total shareholders' equity and liabilities		**716,514**	**503,255**	**+213,259**	**+ 42.4**

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY IN 2000

	2000	2000	1999	1999
	€ millions	€ millions	€ millions	€ millions
Shareholders' equity at January 1	**12,440**		**12,236**	
Subscribed capital of HypoVereinsbank AG				
Balance at January 1	1,265		1,063	
Increase in subscribed capital from capital increases against				
non-cash contributions and for employee shares	342		4	
Increase in subscribed capital from capital increase using corporate funds				
pursuant to section 207 (2) 2, German Stock Corporation Act	—		185	
Increase in subscribed capital from conversion of participating certificates	—		13	
Balance at December 31		1,607		1,265
Additional paid-in capital of HypoVereinsbank AG				
Balance at January 1	7,146		7,158	
Transfer of premiums from capital increases against non-cash contributions				
and for employee shares	6,082		100	
Transfer for capital increase using corporate funds	—		(185)	
Transfer of premiums from conversion of participating certificates	—		73	
Balance at December 31		13,228		7,146
Retained earnings				
Balance at January 1	3,670		3,674	
Transfer from net income	623		—	
Changes in group of consolidated companies	49		23	
Effects of changes in foreign exchange rates and other changes	(38)		(27)	
Balance at December 31		4,304		3,670
Consolidated profit				
(= profit of HypoVereinsbank AG available for distribution)				
Balance at January 1	359		341	
Dividend payment of HypoVereinsbank AG	(359)		(341)	
Transfer from net income	456		359	
Balance at December 31		456		359
Shareholders' equity at December 31		**19,595**		**12,440**

Changes in minority interests are shown in the notes.

CASH FLOW STATEMENT[1]

	2000	1999
	€ millions	€ millions
Net income	**1,184**	**439**
Write-downs, depreciation, adjustments and write-ups on bad and doubtful debts and additions to provisions for losses on loans and advances	1,256	2,535
Write-downs and depreciation less write-ups on long-term assets	808	920
Change in other non-cash positions	1,483	883
Profit from the sale of investments, property, plant and equipment	(491)	(1,112)
Other adjustments (mainly income taxes paid and interest received less interest paid and dividends received)	(3,919)	(4,443)
Subtotal	**321**	**(778)**
Change in assets and liabilities from operating activities after correction for non-cash components		
Increase in assets/decrease in liabilities (–)		
Decrease in assets/increase in liabilities (+)		
Assets held for trading purposes	(2,025)	(8,386)
Placements with, and loans and advances to, other banks	8,808	1,803
Loans and advances to customers	(14,732)	(15,279)
Other assets from operating activities	508	(2,232)
Deposits from other banks	534	16,050
Amounts owed to other depositors	2,763	(6,412)
Promissory notes and other liabilities evidenced by paper	14,938	25,005
Other liabilities from operating activities	(3,068)	(1,025)
Income taxes paid	(632)	(794)
Interest received	29,271	26,523
Interest paid	(25,076)	(21,317)
Dividends received	438	329
Extraordinary payments	(82)	(240)
Cash flows from operating activities	**11,966**	**13,247**
Proceeds from the sale of investments	4,894	2,452
Proceeds from the sale of property, plant and equipment	128	308
Payments for the acquisition of investments	(17,287)	(17,691)
Payments for the acquisition of property, plant and equipment	(860)	(1,291)
Effects of the change in the group of companies included in consolidation:	1,635	(109)
Extraordinary payments	(7)	(9)
Cash flows from investing activities	**(11,497)**	**(16,340)**
Proceeds from capital increases	—	190
Dividends paid	(359)	(341)
Subordinated capital and other hybrid capital, net	1,286	3,481
Other financing activities, net	60	(28)
Extraordinary proceeds	—	—
Cash flows from financing activities	**987**	**3,302**
Cash and cash equivalents at end of previous period	**5,031**	**4,824**
+/– Net cash provided/used by operating activities	11,966	13,247
+/– Net cash provided/used by investing activities	(11,497)	(16,340)
+/– Net cash provided/used by financing activities	987	3,302
+/– Effects of exchange rate changes on cash and cash equivalents	22	(2)
Cash and cash equivalents at end of period	**6,509**	**5,031**

[1] cf. detailed description in note

Notes – Contents

Notes

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

EXEMPTING CONSOLIDATED FINANCIAL STATEMENTS PREPARED IN ACCORDANCE WITH IAS

As a globally active company, we prepare our financial statements in accordance with the requirements of the International Accounting Standards Committee (IASC).

This gives the shareholders of the Bayerische Hypo- und Vereinsbank Group (the "Bank" or "HypoVereinsbank") and all other interested parties a reliable and internationally comparable basis for evaluating the Bank and its profitability. HypoVereinsbank's value-oriented approach to management is similarly based on these accounting principles.

The consolidated financial statements for 2000 prepared in accordance with the International Accounting Standards (IAS) are published as exempting financial statements pursuant to Section 292a, German Commercial Code (HGB). The financial statements comply with the applicable EU directives and have the same informative value as consolidated financial statements prepared in accordance with the German Commer-

In formulating the law permitting such exempting financial statements, German legislators, taking the investigation made by the contact committee of the EU Commission looking into compliance of the EU accounting regulations with the IAS, worked on the assumption that, with two exceptions, compliance is fundamentally provided. These exceptions concern the recognition of negative goodwill arising on consolidation on a systematic basis required by IAS 22.62 (revised 1998) (excess of the acquirer's interest in the company to be consolidated over the cost of acquisition) and the requirement to include subsidiaries in consolidation when they have dissimilar business activities, as set forth in IAS 27.14.

Neither of these instances applied at the Bank during the year under review, which means that the consolidated financial statements of HypoVereinsbank prepared in accordance with IAS comply with the accounting policies set forth in the EU directives.

In contrast to the EU directives, the International Accounting Standards only require a few specific items to be included in the balance sheet and income statement. To ensure that the consolidated financial statements comply with the EU directives, the Bank has included the items requiring disclosure under the Bank Accounts Directive in the notes to the consolidated financial statements prepared in accordance with IAS. Accordingly, where they are not already required by IAS, the Bank has provided disclosures required by EU law in the notes to financial statements.

Alongside the requirements of Section 315 (1,2), German Commercial Code, Management's Discussion and Analysis also meets the criteria for a Financial Review set forth in IAS 1 (revised 1997). Also incorporated is a risk report pursuant to Section 315 (1), German Commercial Code, which complies with the provisions set forth in GAS 5-10 and E-GAS 5 defined by the German Accounting Standards Committee (GASC).

In addition to the IASs applied in the prior year, the Bank was required for the first time in fiscal 2000 to implement the provisions set forth in:

- IAS 16 (revised 1998), Property, Plant and Equipment;
- IAS 22 (revised 1998), Business Combinations;
- IAS 28 (revised 1998), Accounting for Investments in Associates;
- IAS 31 (revised 1998), Financial Reporting of Interests in Joint Ventures;
- IAS 36, Impairment of Assets;
- IAS 37, Provisions, Contingent Liabilities and Contingent Assets;
- IAS 38, Intangible Assets;

together with the interpretations of the Standing Interpretation Committee

- SIC-12, Consolidation – Special Purpose Entities;
- SIC-14, Property, Plant and Equipment – Compensation for the Impairment or Loss of Items;
- SIC-16, Share Capital – Reacquired Own Equity Instruments (Treasury Shares);
- SIC-17, Equity – Costs of an Equity Transaction;
- SIC-20, Equity Accounting Method – Recognition of Losses;
- SIC-21, Income Taxes – Recovery of Revalued Non-Depreciable Assets;
- SIC-22, Business Combinations – Subsequent Adjustment of Fair Values and Goodwill Initially Reported;
- SIC-23, Property, Plant and Equipment – Major Inspection or Overhaul Costs;
- SIC-24, Earnings Per Share – Financial Instruments and Other Contracts That May Be Settled in Shares; and
- SIC-25, Income Taxes – Changes in Tax Status of an Enterprise or its Shareholders.

At the same time, the Bank observed the standards adopted by the GASC by the balance sheet date as well as the draft standards E-GAS 7 Statement Showing Changes in Equity and E-GAS 8 Accounting for Investments in Associates.

The exemption permitted under Section 292a, German Commercial Code, requires the main differences between the IAS accounting and consolidation policies and the German accounting legislation to be mentioned. These differences are as follows:

PROHIBITION TO CREATE RESERVES IN A WAY THAT REDUCES INCOME

In contrast to Section 340f and g of the German Commercial Code, IAS 30.44 does not allow reserves for general banking risks to be deducted from income.

DISCLOSURE AT MARKET VALUES OF ASSETS HELD FOR TRADING PURPOSES

Whereas Section 340c (1) in conjunction with Section 252 (1) 4, German Commercial Code, does not permit disclosure of unrealized gains in net income on financial operations, IAS 25.19 allows assets held for trading purposes to be carried at market value at the balance sheet date, irrespective of their realization date. In contrast to German accounting practice, this results in any reserves included in assets held for trading purposes (including derivatives) being recognized as income.

CAPITALIZATION OF INTERNALLY-GENERATED INTANGIBLE ASSETS

IAS 38 requires intangible assets both obtained externally and generated internally to be shown under certain circumstances. Section 246 (1) in conjunction with Section 248 (2), German Commercial Code, on the other hand, prohibits the disclosure of internally-generated intangible assets classified as noncurrent assets.

PROHIBITION TO DEDUCT FROM RETAINED EARNINGS THE EXCESS OF COST OVER NET ASSETS ACQUIRED WHEN CONSOLIDATING INVESTMENTS

Under IAS 22.41 ff. (revised 1998), it is not permitted to deduct goodwill from retained earnings compliant with Section 309 (1) 3, German Commercial Code. Goodwill is capitalized under intangible assets and amortized over its expected useful life.

PROHIBITION TO TAKE DEPRECIATION THAT DOES NOT CORRESPOND TO ACTUAL LOSS OF VALUE

In contrast to German accounting legislation, IAS 4.13 requires depreciable amounts to be calculated irrespective of taxation considerations. Under German commercial legislation, given the accounting principle that any particular method of treatment for tax purposes has to be reflected in the commercial accounts, as set forth in Section 5 (1), German Income Tax Act, depreciation is often taken more with tax considerations in mind, without taking the actual economic loss of value into account. Special depreciation and carrying amounts permitted under German tax provisions are not included in the consolidated financial statements prepared in accordance with IAS.

PROVISIONS

IAS normally only allow provisions to be created for external obligations. Exceptions are permitted in the case of provisions created in conjunction with company acquisitions as set forth in IAS 22.31 (revised 1998), and restructuring provisions as set forth in IAS 37.72, which are to be recorded as liabilities in certain circumstances. Section 249 of the German Commercial Code, on the other hand, lists broader requirements and options for the recognition of expense provisions.

ACCRUALS

In contrast the German Commercial Code, IAS 37 differentiates between provisions and accruals. In the case of accruals, the uncertainty with regard to the timing or amount of the future expenditures is generally far lower than is the case with provisions.

INCORPORATION OF FUTURE DEVELOPMENTS WHEN CALCULATING PENSION OBLIGATIONS

In contrast to the generally static valuation method required by German law (tax-based discount value method compliant with Section 6a, German Income Tax Act), IAS 19 (revised 1998) requires future economic and demographic changes, including for example future salary increases and career trends, to be taken into account dynamically when calculating pension provisions.

This results in the obligations entered into by the disclosing company being reflected more accurately. All other things being equal, this results in higher pension provisions and expenses compared with those calculated under German legal requirements.

RECOGNITION OF DEFERRED TAX ASSETS AND LIABILITIES

Under Sections 274 and 306 of the German Commercial Code, tax provisions are only created for differences between net income shown in the financial statements and net income under tax regulations, which will probably be equalized in later fiscal years (timing concept).

IAS 12 (revised 1996), on the other hand, fundamentally requires deferred tax assets and liabilities to be recognized for every difference in the balance sheet prepared in accordance with IAS and the taxable values (temporary differences), irrespective of when they arise and whether they are likely to be equalized (temporary concept). Under IAS, the requirement to disclose deferred tax assets also applies to the recognition as an asset of sufficiently likely benefits arising from tax losses carried forward.

ACCOUNTING AND VALUATION

1

UNIFORM GROUP ACCOUNTING PRINCIPLES

The separate financial statements of the domestic and foreign subsidiaries are incorporated in the Bank's consolidated financial statements in accordance with uniform principles of accounting and valuation. Figures stated in the financial statements of associated companies are retained unchanged.

2

CONSISTENCY

In accordance with the IAS framework for the preparation and presentation of financial statements together with IAS 1 and 8, the Bank applies the accounting and disclosure policies consistently from one period to the next. Where the Bank effects changes in its accounting policies, any resulting adjustments are normally recognized in the income statement. Where accounting and valuation errors from earlier periods are corrected, the amounts involved are adjusted against retained earnings. Changes in accounting and disclosure policies compared with last year are as follows.

3

CHANGES IN ACCOUNTING POLICIES

The deferral of income and expenses arising from prepayment penalties, buy-back and close-out income has been reversed in accordance with current IAS interpretations. Compliant with IAS 8.54, each adjustment arising from the change has been included in the income statement immediately. Restating the prior year values would result in a 39% rise in net interest income after provisions for losses on loans and advances.

E-commerce expenses are shown separately in the income statement. These expenditures relate to the expansion of the Bank's multi-optional sales channels.

Furthermore, amortization of goodwill is now shown separately in the income statement and no longer under other expenses. This change results from the first application of IAS 38 and GAS 4.

Intangible assets are carried as a separate item in the balance sheet for the first time due to their greater significance. Until now they were carried under other assets.

Compliant with IAS 37, a number of items have been reclassified from provisions to accruals. These include future expenditures that are uncertain in terms of amount and timing, but whose uncertainty is lower than is the case with provisions. Accruals are shown under other assets. Included in the total are, notably, commitments arising from accounts payable with invoices outstanding, short-term liabilities to employees, and other accruals arising from fees and commissions, interest, other operating expenses, and the like. The prior year figures have been adjusted to provide greater comparability.

Apart from this, no major changes in accounting policies were made in 2000.

4

COMPANIES INCLUDED IN CONSOLIDATION

The group of consolidated companies has grown considerably thanks to the acquisition of almost 100% of Bank Austria AG, Vienna. It now encompasses 176 domestic (1999: 152) and 443 foreign (1999: 86) companies. The group of companies included in consolidation has been defined taking into account materiality criteria. All 619 fully consolidated companies prepared their annual financial statements at December 31, 2000. No companies have been consolidated on a pro rata basis. 46 companies, of which 3 are domestic, are accounted for using the equity method.

During the year under review, the Bank continued to implement its Bank of the Regions strategy by merging with Bank Austria AG, Vienna. The first step was for Bank Austria to transfer its operations to a new company (Bank Austria AG) and itself then act only as a holding company (BA Holding AG, Vienna) holding the capital stock of Bank Austria AG.

In a second step on December 8, 2000, BA Holding AG transferred the capital stock of Bank Austria AG to HypoVereinsbank as a non-cash contribution, for which it received 114 million new shares from the capital increase effected by the Bank to complete this transaction. The last step involved BA Holding AG being absorbed into Bank Austria AG on February 2, 2001. As part of this stage, the HypoVereinsbank shares belonging to BA Holding AG were transferred to the latter's shareholders.

The acquisition cost for the purchase of Bank Austria AG totaled €6.6 billion. The merger is accounted for using the purchase method of accounting. The goodwill arising of €2.6 billion is amortized over a period of 20 years on a straight-line basis. Goodwill of €2.1 billion accrued to the Bank in addition to the goodwill of €0.4 billion recorded at source in Bank Austria plus the €0.1 billion of goodwill arising from Powszechny Bank Kredytowy.

The income and expenses of the companies belonging to the Bank Austria subgroup have been included in the Bank's income statement pro rata temporis starting from the time of acquisition.

The Bank Austria Group enjoyed a highly successful fiscal 2000, as the following table shows (the figures shown are taken from the partial consolidated financial statements published by Bank Austria):

Bank Austria	2000	1999
(consolidated financial statements)		
Key indicators (in %)		
Return on equity after taxes	13.1	11.9
Cost-income ratio	66.7	71.7
Ratio of net commission income to operating revenues	29.5	28.7
Operating performance		
Total operating revenues (in € millions)	3,187	2,974
Net income after taxes (in € millions)	615	547
Earnings per share	5.17	4.45
Balance sheet figures (in € billions)		
Total assets	165.0	140.0
Total lending volume	121.7	104.0
Shareholders' equity	4.6	4.4
Key capital ratios compliant with the Austrian Banking Act		
Core capital (in € billions)	4.9	4.5
Equity capital (in € billions)	9.1	7.3
Core capital ratio (in %)	6.1	5.9
Total equity ratio (in %)	10.3	8.7

The Bank Austria Group includes 587 subsidiaries, of which the Bank has fully consolidated 351. 40 companies are valued using the equity method.

Bank Austria AG holds a direct majority interest in the following significant Austrian banks and capital investment companies:

- Creditanstalt AG, Vienna
  The holding in Creditanstalt AG results from the merger of Bank Austria AG and Creditanstalt AG in 1997.

Creditanstalt AG, in turn, holds interests in the following companies, among others:

- CA Wohnbank Aktiengesellschaft, Vienna,
- CA BANKPRIVAT AG, Vienna,
  and
- bank holding company CABET-Holding-Aktiengesellschaft, Vienna,
- Bank Austria Handelsbank Aktiengesellschaft, Vienna,
- Bank Austria Treuhand AG, Vienna,
- Bank Austria Wohnbaubank Aktiengesellschaft, Vienna,
- CAPITAL INVEST, die Kapitalanlagegesellschaft der Bank Austria/Creditanstalt Gruppe GmbH, Vienna,
- Asset Management GmbH, Vienna,
- RINGTURM Kapitalanlagegesellschaft m.b.H., Vienna,
- VISA-SERVICE Kreditkarten Aktiengesellschaft, Vienna.

The strong presence of Bank Austria in Central and Eastern Europe is demonstrated by majority holdings in the following fully consolidated banks.

- Powszechny Bank Kredytowy S.A., Warsaw,
- Górnoslaski Bank Gospodarczy SA, Katowice,
- Bank Austria Creditanstalt Czech Republic a.s., Prague,
- Bank Austria Creditanstalt Slovakia a.s., Bratislava,
- Bank Austria Creditanstalt Hungary Rt., Budapest,
- Bank Austria Creditanstalt Croatia d.d., Zagreb,
- Bank Austria Creditanstalt d.d., Ljubljana,
- Bank Austria Creditanstalt Romania S.A., Bucharest,
- JSCB "Bank Austria Creditanstalt Ukraine," Kiev,
- CB Bank Austria Creditanstalt (Russia) ZAO, Moscow.

The following material majority interests are held by Bank Austria AG in banks with registered offices in western Europe and overseas:

- Bank Austria Creditanstalt Deutschland AG, Munich,
- Bank Austria Creditanstalt (Schweiz) AG, Zurich,
- Bank Austria Creditanstalt American Corporation, New York, and
- Bank Austria Cayman Islands Ltd., Georgetown.

The Bank Austria leasing group encompasses a total of 267 majority-owned companies, while the investment bank segment covers 19 companies.

In addition, Lasallestrasse Bau-, Planungs-, Errichtungs- und Verwertungsgesellschaft m.b.H., which is active in the real estate segment, asset managers MEH Vermögensverwaltungs GmbH, Vienna, and Z.E.H. Vermögensverwaltungs GmbH, Vienna, among others from the Bank Austria Group are majority-owned.

All the companies named are fully consolidated in the consolidated financial statements of the Bank Austria Group, and have similarly been included in the consolidated financial statements of HypoVereinsbank. Bank Austria Commercial Paper LLC, New York, in which we hold a direct stake, is similarly fully consolidated. The following subsidiaries, alongside the companies of the Bank Austria AG subgroup, Vienna, have been included in the consolidated financial statements for the first time:

- HVB America Inc., New York (subgroup),
- PlanetHome AG, Munich, and
- SelfTrade SA, Paris (subgroup).

The Bank's 100% interest in HVB America Inc. (holding company) has been included in the consolidated financial statements for the first time. HVB America Inc. holds 100% of HVB Risk Management Products Inc. and almost 100% of the shares in HVB Structured Finance Inc. HVB Risk Management Products Inc. represents an important partner in the interbank derivatives market, while HVB Structured Finance Inc. is a holding company holding 100% of HVB Realty Capital Inc. HVB Realty Capital Inc.'s operations consist in the securitization of mortgage loans.

The Bank aims to develop new, web-based sales channels to strengthen its position as the leading provider of real estate finance in Europe. To this end, the Bank formed PlanetHome AG, a comprehensive Internet portal providing brokerage services relating to every aspect of real estate. The offering enables customers to find out about buying, selling and rental opportunities as well as financing. The Bank holds a 90.8% interest in PlanetHome AG.

At the end of December 2000, Direkt Anlage Bank AG, Munich, acquired a 57.2% stake in French discount brokerage SelfTrade SA, Paris, by way of a capital increase against a non-cash contribution. The acquisition cost totaled €246 million. The goodwill of €173 million will be amortized over a period of 15 years on a straight-line basis. The following companies, which have been included in the Bank's consolidated financial statements via the Direct Anlage Bank subgroup, are wholly-owned entities of the SelfTrade subgroup:

- SelfTrade Operations Ltd., London
- SelfTrade Services Ltd., London
- SelfTrade Nominees Ltd., London, and
- SelfTrade Vie SA, Paris.

The net loss of the SelfTrade subgroup totaling €46 million (as per IAS) is not reflected in consolidated net income due to the time of initial consolidation.

The Bank's largest subgroups have been included in the consolidated financial statements with the number of companies stated below:

- Bank Austria AG, Vienna: 351 (1999: 0)
- Bayerische Immobilien-Leasing GmbH & Co. Verwaltungs-KG, Munich: 142 (1999: 119)
- Hypo Foreign & Colonial Management (Holdings) Ltd., London: 36 (1999: 35), and
- FGH Bank N.V., Utrecht (held through holding company Assumij B.V., The Hague): 13 (1999 = 18).

Of the Bank's 155 (1999: 70) associated companies and joint ventures, 46 (1999: 5) were included in the consolidated financial statements using the equity method. The remaining associated companies do not have a significant impact on the Bank's assets or financial position, or earnings, and are therefore carried at acquisition cost under investments.

40 companies have been included in the consolidated financial statements using the equity method for the first time as associated companies of the Bank Austria subgroup. These companies are identified accordingly in the list of shareholdings.

Consolidated in this way are, among others,

- Adria Bank Aktiengesellschaft, Vienna,
- Bank für Kärnten und Steiermark Aktiengesellschaft, Klagenfurt,
- Bank für Tirol und Vorarlberg, Innsbruck,
- Bausparkasse Wüstenrot Aktiengesellschaft, Salzburg,
- Investkredit Bank AG, Vienna,
- Oberbank AG, Linz, Oesterreichische Kontrollbank AG, Vienna,
- Union Versicherungs-Aktiengesellschaft, Vienna, and
- CA Versicherungs AG, Vienna.

The recapitalized International Moscow Bank, Moscow, and G+J Business Channel GmbH, Munich, are valued at equity for the first time. G+J Business Channel GmbH, in which Direkt Anlage Bank AG, Munich holds a 40% interest, was created by a retroactive merger of the Bank's former Community Concepts AG subsidiary with an external partner at July 1, 2000. The merger had not been filed in the Commercial Register for the absorbing company by the reporting date.

Further, the Bank has acquired a 49% interest in Bode Grabner Beye AG & Co. KG, Grünwald, a management consultancy specializing in compensation and pension schemes, through HVB Asset Management. This holding is similarly included in the consolidated financial statements at equity.

No longer included in the group of companies valued at equity are AGROB AG & Co. Grundbesitz oHG, Munich, and Towarzystwo Ubezpieczeniowe Compensa S.A., Warsaw. The materiality criteria were not longer met by these companies, or the Group's holding fell to 10.5%.

The Bank continues to hold a 55.2% interest in Brau und Brunnen AG, Berlin and Dortmund. Of this amount, a 21.6% holding is carried under current investments as it was acquired with the intention of reselling and the intention at the balance sheet date was still to resell. The remaining holding of 33.6% is carried under long-term investments.

As in previous years, the real estate project companies are not included in consolidation. The business activities of these companies are built around exploiting their real estate portfolios to the best possible advantage. Their results are incorporated in the financial statements of Bayerische Hypo- und Vereinsbank AG.

A total of 836 subsidiaries, associated companies and joint ventures were neither fully consolidated nor accounted for using the equity method as they do not have a material impact on the Group's assets or financial position, or earnings. The aggregate net income for the year of these companies makes up around 1.9% of consolidated profit, while such companies also provide around 1.6% of consolidated assets. The interests in these companies are carried as investments.

	2000	1999
Total number of subsidiaries	**1,346**	**602**
Consolidated companies	619	238
Non-consolidated companies	727	364
Associated companies and joint ventures	155	70
of which:		
valued at equity	47	5

The full list of participating interests contains all subsidiaries, associated companies and joint ventures – broken down the consolidated financial statements – together with other participating interests. The list forms part of the present consolidated financial statements filed with the Commercial Register in Munich, and can be obtained via the Bank's website at www.hvbgroup.com/ir.

5 PRINCIPLES OF CONSOLIDATION

Consolidation is performed using the benchmark method. The purchase price of a subsidiary is offset against the value of the interest held in the shareholders' equity of the consolidated subsidiary at the time of acquisition. The assets and liabilities of the acquired company are carried at the prorated fair value. Any remaining difference is recognized as goodwill under intangible assets in the balance sheet and amortized over the estimated useful life. The same principles are applied when consolidating associated companies and joint ventures using the equity method. The profit of Bayerische Hypo- und Vereinsbank AG available for distribution is shown as consolidated profit.

Business transactions between consolidated companies are eliminated. Any intermediate profits or losses arising from intercompany transactions have been eliminated, except where of negligible amount or where the cost of calculating the intermediate profit or loss is disproportionately high taking cost-benefit considerations into account.

6

CASH RESERVE

Zero-interest Treasury notes are carried at present value.

7

ASSETS HELD FOR TRADING PURPOSES

Besides assets held for trading purposes, this item includes the positive market values of traded derivatives.

Provided they are held for trading purposes, note loans, registered bonds and Treasury bills are carried as other assets for trading purposes.

Assets held for trading purposes are carried at market value. The carrying value of derivative financial instruments not traded on the stock exchange is calculated using internal price models based on net present value computations and option price models. Gains and losses arising from trading activities are carried in the income statement as gains less losses arising from trading securities, irrespective of whether they are realized or not.

8

PLACEMENTS, LOANS AND ADVANCES

Placements with, and loans and advances to, other banks and customers are carried at their nominal values. Deferred items are created for premiums and discounts. Interest and similar income is no longer recognized when – irrespective of the legal position – an inflow of interest receivables is no longer expected.

9

PROVISIONS FOR LOSSES ON LOANS AND ADVANCES

Anticipated future loan losses, the structure and quality of the loan portfolios, and general economic factors are taken into account when calculating provisions for losses on loans and advances.

Specific loan-loss provisions to the amount of the anticipated loss have been made to cover all identifiable risks arising from domestic and foreign lending operations. Specific loan-loss provisions are reversed as soon as the lending risk has ceased, or used if receivable is classified uncollectible and written off.

The Bank makes general loan-loss provisions and sets up reserves for cross-border loans involving acute transfer risk and guarantees. Country-specific risk provisions are created to cover renegotiated loans, other finance facilities (due in more than one year), and commercial loans (due in less than one year) where payments have been disrupted. Sound assets pledged to the Bank as security reduce the Bank's exposure to loan-loss risk. No loan-loss provisions are created for newly granted loans in countries included as regional components of the Bank's business strategy. The group of countries with acute transfer risk and the size of the corresponding write-down rate are updated regularly to take account of the current risk situation.

Risks related to commitments in foreign currencies have been hedged in the same currency to protect against fluctuations.

Latent lending risks are covered by general provisions. The Bank recognizes loan losses for which adequate specific provisions have not been created, as consumption of general provisions.

10

INVESTMENTS

Compliant with IAS 25, investments are classified as either current or long-term assets, depending on the amount of time they are anticipated to be held. Current investments are not normally held in the portfolio for more than one year and are used primarily to invest liquid assets for a short period of time. They are carried at the lower of cost or market value. Any reductions to market value and reversals of such reductions are recognized as income or expense, as appropriate. In the case of write-ups, the acquisition cost forms the upper value limit. Long-term investments are generally held permanently or, in the case of fixed-interest securities, to maturity, and are carried at updated acquisition cost. In other words, premiums and discounts are added or deducted pro rata temporis. Write-downs are taken where there is a permanent decline in value. If the reasons for the write-down no longer apply, a write-up is recognized totaling no more than the acquisition cost.

Investments in non-consolidated subsidiaries are carried at cost or at the lower carrying amount at the balance sheet date if there is a permanent decline in value. Investments in associated companies are valued using the equity method, provided they are not of minor significance.

11

PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment is valued at acquisition or production cost less scheduled depreciation – insofar as the assets are depreciable – using the straight-line method based on the assets' expected useful lives. Fixtures in rented buildings are depreciated over the term of the rental contract, taking into account any extension options, if this is shorter than the normal useful life of the asset concerned.

Property, plant and equipment	Useful economic life
Buildings	25–50 years
Fixtures in buildings not owned	10–25 years
Computer equipment	3– 5 years
Other plant and office equipment	3–25 years

Non-scheduled depreciation is taken on property, plant and equipment whose value is additionally reduced. Should the reasons for the non-scheduled depreciation no longer apply, a write-up is recognized totaling no more than the updated acquisition or production cost.

Subsequent expenditure relating to an item of property, plant and equipment is capitalized, provided additional future economic benefits will flow to the Bank. Expenditure on repairs or maintenance of property, plant and equipment is recognized as expense in the fiscal year of accrual.

12

LEASE OPERATIONS

The Bank classifies leases on the basis of the distribution of economic risks and rewards arising from a leased asset between lessor and lessee.

The Bank as lessor

Assets held under finance leases are recognized as a receivable at an amount equal to the net investment in the lease. Interest and similar income is recognized on the basis of a constant, periodic rate of return relating to the net investment outstanding.

Assets held under operating leases are recognized as, and valued using the same principles as, property, plant and equipment. Rental income is recognized on a straight line basis over the lease term.

The Bank as lessee

Under a finance lease, the asset is recognized as property, plant and equipment, and the obligation as a liability. The amounts stated are equal to the fair value of the leased asset at the inception of the lease or, if lower, at the present value of the minimum lease payments. In calculating the present value of the minimum lease payments, the interest rate implicit in the lease is applied.

The rental payments are apportioned between the finance charge and the reduction of the outstanding liability. The finance charge reduces the outstanding liability, and the rental payments relating to operating leases are recognized as rental expense. Contracts in which the Bank acts as lessee are comparatively insignificant.

13

INTANGIBLE ASSET

The main item included in intangible assets is goodwill, which is amortized over the assumed useful life of 15 to 20 years. Factors to be considered when estimating the useful life primarily include the strategic orientation and the anticipated future income of the subsidiary. Compliant with IAS 36, the value in use of goodwill is checked regularly, with appropriate write-downs being taken where necessary.

14

LIABILITIES

Liabilities are reported at the amounts to be repaid. Any difference between this amount and the issue amount is shown under prepaid expenses or deferred income, and written down pro rata temporis. However, non-interest-bearing liabilities, such as zero bonds and other discounted paper, are shown at cash value.

15

PROVISIONS

When assessing provisions for uncertain liabilities and anticipated losses on pending transactions, the Bank uses a best estimate compliant with IAS 37.36 ff. Claims against third parties under rights of recourse in conjunction with provisions are insignificant. Long-term provisions are generally discounted.

Compliant with IAS 22.31, the Bank created a provision for the integration of Bank Austria, which increased the level of goodwill.

In accordance with IAS 19 (revised 1998), the Bank uses actuarial principles to determine the provisions for pensions and similar commitments. There have been no changes in the assessment parameters since last year.

The amounts are calculated using the projected unit credit method, taking into account the present value of the defined benefit obligations and unrealized actuarial gains and losses. Causes of such gains and losses include, for example, irregularities in the risk profile (e. g. higher or lower rates of early retirement or mortality than anticipated in the calculation principles applied) or changes in the applicable parameters.

Actuarial gains and losses are recognized in accordance with the corridor method. Under this approach, gains and losses are not recognized as income or expense in subsequent years unless the cumulative gains or losses at the balance sheet date exceed the greater of 10% of the present value of the defined benefit obligation and the assets of an external retirement benefit corporation.

The discount rate is based on the long-term interest rate for first-class, fixed-yield corporate bonds at the balance sheet date. The amount of the provisions recognized in the balance sheet is calculated using the provisions recognized in the prior year plus the pension expense determined at the beginning of the fiscal year less payments for the current fiscal year affecting liquidity.

16

OTHER LIABILITIES

Compliant with IAS 37, accruals are shown under other liabilities. These are liabilities for goods and services provided or received that have been neither paid nor invoiced by the supplier nor formally agreed. This also includes current liabilities to employees, such as flex-time credits and outstanding vacation. Accruals are carried at the amount likely to be used.

17

FOREIGN CURRENCY TRANSLATION

Amounts in foreign currency are translated in accordance with the principles set forth in IAS 21. This standard calls for foreign currency monetary items and spot transactions not completed at the reporting date to be translated into euros at the reporting date using current market rates. Non-monetary items carried at cost are translated using the rate applicable at the time of acquisition.

Non-monetary items carried at fair value are translated using the rate applicable at the time of valuation. Outstanding forward contracts are translated using the forward rate applicable at the balance sheet date.

Income and expense items arising from foreign currency translation are carried in the appropriate items of the income statement.

Where they are not stated in euros, the balance sheet, income and expense items reported by the Bank's foreign subsidiaries are translated using current market rates at the balance sheet date. Foreign-currency gains or losses resulting from consolidation are carried as retained earnings.

18

INCOME TAXES

Income taxes are accounted for in accordance with the principles set forth in IAS 12 (revised 1996). Apart from a few exceptions allowed for in the standard, deferred tax assets and liabilities are recognized for all temporary differences between the values stated in accordance with IAS and values stated for tax-reporting purposes. Deferred tax assets arising from unused losses carried forward for tax-reporting purposes are shown where permitted by IAS 12 (revised 1996).

Since the concept is based on the presumption of future tax assets and liabilities under the liability method, the assets and liabilities are computed using the tax rates that are expected to apply when the differences are reversed.

SEGMENT REPORTING

19

NOTES TO SEGMENT REPORTING BY CORPORATE DIVISION (PRIMARY SEGMENTATION)

The Bank is managed in business segments, which is why they are defined as primary segments (cf. section on corporate divisions elsewhere in this report). A detailed description of the operations and products of the segments served by the Bank is provided in the reports of the six corporate divisions. The divisions operate as autonomous companies with their own equity resources and responsibility for profits and losses. Responsibility for serving customers is the criterion used to delimit corporate divisions. Following the repositioning of the Bank's corporate customer operations, a slight shift in the segment boundaries separating the Private Customers and Professionals and Corporate Customers divisions took place since the third quarter of 2000, with professional customers being transferred from the Corporate Customer division to the Private Customers and Professionals division. The prior year figures have been adjusted accordingly. The function of the Real Estate Workout division and the development of its portfolio are described in the Risk Report.

The Bank's segment reporting is based on its division controlling instrument. The results provided are reconciled with the income statement prepared in accordance with IAS. Net interest income is broken down using the market interest calculation method. Overhead costs are allocated to the correct division according to causation. The Internal Services and Group Services divisions are treated as external providers charging fair market prices to the corporate divisions for their services.

Goodwill arising from the acquisition of companies is allocated to the corporate divisions. Where the commercial activities of an acquired company span more than one segment, the goodwill is distributed in line with the contribution to results expected at the time of acquisition.

Core capital totaling 5.4% is allocated to the individual divisions in accordance with their respective shares of risk assets as set forth in Principle I of the banking supervisory regulations regarding Section 10 of the German Banking Act. The average tied core capital calculated in this way is used to compute the return on investment, which is disclosed under net interest income. In this context, we apply the rate of interest which, according to our empirical observations, represents the average long-term return of a risk-free asset on the capital market. The average tied core capital for each corporate division forms the basis for computing return on equity. When calculating return on equity after taxes, the Bank uses net income excluding minority interest. Income taxes are allocated to the corporate divisions in accordance with the Group tax rate.

Other/consolidation reflects amounts that do not fall under the sphere of responsibility of the corporate divisions as well as cross-segment consolidations. This includes consolidated service companies, and net income from non-consolidated subsidiaries not assigned to the corporate divisions and from the strategic securities portfolio, which is the responsibility of the Board of Managing Directors. Also incorporated under this heading are the amounts resulting from decisions taken with regard to asset/liability management together with extraordinary income and expenses.

INCOME STATEMENT, BROKEN DOWN BY DIVISION

in millions of €	Private Customers and Professionals	Corporate Customers	Real Estate Finance and Real Estate Customers	International Markets	Asset Management	Real Estate Workout	Other/ consolidation	Group
Net interest income								
2000	2,206	1,355	1,478	469	(1)	12	(369)	5,150
1999	2,039	1,235	1,354	500	8	81	(172)	5,045
Provisions for losses on loans and advances								
2000	290	359	561	1	—	(33)	8	1,186
1999	245	416	219	4	—	1,581	7	2,472
Net commission income								
2000	1,423	491	92	238	333	2	(156)	2,423
1999	1,115	341	99	157	241	15	(92)	1,876
Trading profit								
2000	5	7	—	484	(3)	—	55	548
1999	2	—	—	417	(4)	—	(14)	401
General administrative expenses								
2000	2,568	842	574	537	248	53	60	4,882
1999	2,412	864	558	460	195	41	40	4,570
E-commerce expenses								
2000	107	—	—	—	—	—	128	235
1999	—	—	—	—	—	—	—	—
Balance of other operating income and expenses								
2000	(19)	(5)	18	(8)	11	(7)	65	55
1999	52	21	(16)	—	1	(1)	34	91
Operating profit								
2000	650	647	453	645	92	(13)	(601)	1,873
1999	551	317	660	610	51	(1,527)	(291)	371
Net income from investments								
2000	(11)	(40)	28	(46)	(4)	—	398	325
1999	(1)	243	22	(120)	265	—	576	985
Amortization of goodwill								
2000	11	24	4	12	20	—	18	89
1999	6	19	4	9	17	—	15	70
Balance of other income and expenses								
2000	(13)	(5)	(4)	(2)	—	(89)	(18)	(131)
1999	(12)	(5)	(3)	(2)	—	(194)	(22)	(238)
Profit from ordinary activities								
2000	615	578	473	585	68	(102)	(239)	1,978
1999	532	536	675	479	299	(1,721)	[illegible]	[illegible]

INCOME STATEMENT, BROKEN DOWN BY DIVISION (contd.)

in millions of €	Private Customers and Professionals	Corporate Customers	Real Estate Finance and Real Estate Customers	International Markets	Asset Management	Real Estate Workout	Other/ consolidation	Group
Balance of extraordinary income and expenses								
2000	—	—	—	—	—	—	(126)	(126)
1999	—	—	—	—	—	—	(294)	(294)
Net income before taxes								
2000	615	578	473	585	68	(102)	(365)	1,852
1999	532	536	675	479	299	(1,721)	(46)	754

21

KEY RATIOS, BROKEN DOWN BY DIVISION

in %	Private Customers and Professionals	Corporate Customers	Real Estate Finance and Real Estate Customers	International Markets	Asset Management	Real Estate Workout[1]	Group
Cost-income ratio (based on operating revenues)							
2000	71.0	45.6	36.1	45.4	72.9	—	59.7
1999	75.2	54.1	38.8	42.8	79.3	—	61.6
Return on equity before taxes							
2000	20.6	20.0	12.8	35.7	—	—	14.6
1999	18.5	18.1	19.2	34.6	—	—	6.3
Return on equity after taxes							
2000	13.0	12.2	6.7	22.9	—	—	8.5
1999	10.4	10.1	9.9	19.8	—	—	3.0
Return on equity after taxes, net of amortization of goodwill							
2000	13.3	13.0	6.8	23.6	—	—	9.2
1999	10.7	10.7	10.0	20.4	—	—	3.6

[1] Figures for the Real Estate Workout division have no informative value

OPERATING PERFORMANCE, BROKEN DOWN BY DIVISION

in millions of €	Private Customers and Professionals	Corporate Customers	Real Estate Finance and Real Estate Customers	International Markets	Asset Management	Real Estate Workout	Other/ consolidation	Group
Assets held for trading purposes								
2000	119	1,720	—	76,865	—	—	592	79,296
1999	29	2	1	45,056	—	—	—	45,088
Total volume of lending								
2000	112,523	157,818	(167,710)	22,317	163	8,006	(19,374)	449,163
1999	81,884	76,560	158,136	24,792	1	8,535	(310)	349,598
Deposits from other banks								
2000	3,641	27,739	19,339	158,597	62	—	(56,211)	153,217
1999	1,751	7,535	16,606	80,276	42	—	(21,910)	84,300
Amounts owed to other depositors								
2000	88,743	42,685	32,035	44,573	951	256	(7,150)	202,093
1999	51,712	17,160	31,549	44,642	1,348	375	(3,734)	143,052
Promissory notes and other liabilities evidenced by paper								
2000	1,283	1,696	98,443	159,683	—	—	94	261,199
1999	145	—	84,638	129,516	—	—	—	214,299

23

RISK PROVISION RATES, BROKEN DOWN BY DIVISION

in millions of €	Private Customers and Professionals	Corporate Customers	Real Estate Finance and Real Estate Customers	International Markets	Asset Management	Real Estate Workout	Other/ consolidation	Group
Total provisions for losses on loans and advances (€ millions)								
2000	2,426	5,387	1,312	15	—	3,293	321	12,754
1999	1,620	3,198	825	23	—	3,778	217	9,661
Provision rate (%)[1]								
2000	2.06	3.02	0.77	0.05	—	40.58	—	2.64
1999	1.92	3.57	0.51	0.08	—	39.28	—	2.58
Loans put on a non-accrual basis (€ millions)								
2000	1,960	5,132	1,182	3	—	3,990	62	12,329
1999	960	2,031	713	2	—	3,532	43	7,281
Coverage rate for loans put on a non-accrual basis (%)[2]								
2000	124	105	111	—[3]	—	83	—	103
1999	169	157	116	—[3]	—	107	—	133

[1] Ratio of total provisions to total lending (including municipal loans and guarantees)

[2] Ratio of total provisions to loans put on a non-accrual basis

[3] Figures have no informative value

24

RISK POSITIONS, BROKEN DOWN BY DIVISION

in millions of €	Private Customers and Professionals	Corporate Customers	Real Estate Finance and Real Estate Customers	International Markets	Asset Management	Real Estate Workout	Other/ consolidation	Group
Risk assets								
2000	72,414	118,676	83,954	20,834	246	2,954	25,092	324,170
1999	59,233	59,986	73,376	12,125	384	6,855	17,786	229,745
Market risk positions	—	—	—	3,768	—	—	—	3,768
2000								
1999	—	—	—	2,665	—	—	—	2,665

25

CAPITAL, BROKEN DOWN BY DIVISION

in millions of €	Private Customers and Professionals	Corporate Customers	Real Estate Finance and Real Estate Customers	International Markets	Asset Management	Real Estate Workout	Other/ consolidation	Group
Average tied core capital								
2000	3,363	3,259	4,156	1,846	5	233	1,448	14,310
1999	3,085	3,195	3,767	1,485	12	314	1,013	12,871
Average equity capital								
2000	2,984	2,892	3,688	1,638	4	207	1,286	12,699
1999	2,874	2,977	3,509	1,383	11	293	944	11,991

26

EMPLOYEES, BROKEN DOWN BY DIVISION

	2000	1999
Private Customers and Professionals	36,416	19,517
Corporate Customers	10,234	6,195
Real Estate Finance and Real Estate Customers	4,047	4,543
International Markets	2,251	1,223
Asset Management	1,146	791
Real Estate Workout	416	354
Internal Services/Group Services	18,347	13,547
Group	**72,867**	**46,170**

27

SEGMENT REPORTING BY REGION (SECONDARY SEGMENTATION)

Austria is now shown separately in the secondary segmentation and the previous segments “Other euro countries” and “Other western Europe” have been consolidated since the Bank’s activities in Austria and in Central and Eastern Europe have grown considerably through the merger with Bank Austria. Furthermore, amounts arising from consolidation are shown separately alongside the regions. The prior year figures have been adjusted accordingly.

In the comparisons of income for the various segments from the individual regions, it must be borne in mind that the figures for the Bank Austria Group are only shown pro rata temporis starting from the time of initial consolidation at the beginning of December 2000. In addition, amortization of goodwill and refinancing expenses serve to reduce the carrying amount of the participating interest. This notably affects the regions of Austria and Central and Eastern Europe.

The allocation of amounts to regions is based on the head office of the Group company or office involved.

Income statement, broken down by region

in millions of €	Germany	Austria	Other Western Europe	Central and Eastern Europe	Americas	Asia	Consoli-dation	Group
Operating revenues								
2000	6,224	282	770	435	387	80	(2)	8,176
1999	6,076	86	633	275	271	75	(3)	7,413
Provisions for losses on loans and advances								
2000	1,062	45	15	41	39	(16)	—	1,186
1999	2,359	1	6	72	2	32	—	2,472
General administrative expenses								
2000	3,696	228	479	291	144	54	(10)	4,882
1999	3,811	73	340	212	95	46	(7)	4,570
Operating profit								
2000	1,231	9	276	103	204	42	8	1,873
1999	(94)	12	287	(9)	174	(3)	4	371
Profit from ordinary activities								
2000	1,419	8	255	57	183	48	8	1,978
1999	637	4	263	(45)	164	21	4	1,048
Net income before tax								
2000	1,296	5	255	57	183	48	8	1,852
1999	350	(3)	263	(45)	164	21	4	754

Cost-income ratio based on operational earnings, broken down by region

in %	2000	1999
Germany	59.4	62.7
Austria	80.9	84.9
Other Western Europe	62.2	53.7
Central and Eastern Europe	66.9	77.1
Americas	37.2	35.1
Asia	67.5	61.3
Group	**59.7**	**61.6**

Total volume of lending, broken down by region

in millions of €	2000	1999
Germany	306,903	299,583
Austria	73,579	598
Other Western Europe	44,213	36,544
Central and Eastern Europe	(10,671)	3,628
Americas	24,670	8,350
Asia	7,727	4,504
Consolidation	(18,600)	(3,609)

Employees, broken down by region

	2000	1999
Germany	35,293	35,524
Austria	14,838	512
Other Western Europe	2,370	1,835
Central and Eastern Europe	19,501	7,697
Americas	608	369
Asia	257	233
Group	**72,867**	**46,170**

The merger with the Bank Austria Group caused the total number of employees to rise 26,550 in 2000; Austria represents 14,268 of this figure, while 11,963 is attributable to Central and Eastern Europe.

NOTES TO THE CONSOLIDATED INCOME STATEMENT

28

NET INTEREST INCOME

in millions of €	2000	1999
Interest and similar income from		
lending and money market transactions	26,087	23,223
fixed-income securities and government-inscribed debt	4,446	3,007
equity securities and other variable-yield securities	289	195
participating interests	91	71
subsidiaries	39	47
companies valued at equity	32	20
Interest expense and similar charges for		
deposits	13,523	10,785
promissory notes and other liabilities evidenced by paper	11,539	10,148
subordinated capital	358	655
Net income from lease operations	96	72
Total	**5,150**	**5,043**

Interest margin

in %	2000	1999
Based on average risk assets	2.33	2.47
Based on average volume of business	1.06	1.10

29

PROVISIONS FOR LOSSES ON LOANS AND ADVANCES

in millions of €	2000	1999
Additions	2,254	3,729
Reversals	(998)	(1,194)
Payments received for written-off loans	(70)	(63)
Total	**1,186**	**2,472**

30

NET COMMISSION INCOME

in millions of €	2000	1999
Securities and custodial services	1,544	1,167
Foreign trade operations	219	176
Money transfer operations	212	179
Lending operations	254	220
Other service operations	194	134
Total	**2,423**	**1,876**

31

GAINS LESS LOSSES ARISING FROM TRADING SECURITIES (TRADING PROFIT)

in millions of €	2000	1999
Equity contracts	258	264
Interest rate and currency contracts	290	137
Total	**548**	**401**

This item includes interest and dividend income totaling €1,185 million and refinancing costs resulting from trading activities totaling €1,198 million.

32

GENERAL ADMINISTRATIVE EXPENSES

in millions of €	2000	1999
Personnel expense	**2,901**	**2,546**
Wages and salaries	2,274	1,983
Social security costs	340	322
Pension and other employee benefit costs	287	241
Other administrative expenses	**1,434**	**1,548**
Depreciation and amortization	**547**	**476**
on property, plant and equipment	531	472
on other intangible assets, excluding goodwill	16	4
Total	**4,882**	**4,570**

33
E-COMMERCE EXPENSES

The Internet is leading to rapid changes in patterns of customer behavior. In order to better master these changes and expand its multioptional sales channels, the Bank made a special budget available for e-commerce activities this year, showing the expenses in a separate item in the income statement. (See the sections pertaining to the Bank's Webpower projects for more information on e-business activities.)

The expenses totaling €235 million break down into €102 million at the parent bank and €133 million at subsidiaries. These totals relate primarily to expenses arising in conjunction with the sharp rise in the number of online transactions, and expenses for the extension of the range of banking services covered over the Internet and for the creation of an Internet portal offering comprehensive services relating to real estate.

Similar expenses recorded in the prior year accrued again in the year under review, but were immaterial. These were not recorded separately and are carried under general administrative expenses.

34
BALANCE OF OTHER OPERATING INCOME AND EXPENSES

in millions of €	2000	1999
Other operating income	307	412
Other operating expenses	252	321
Total	**55**	**91**

This item includes income totaling €57 million from the reversal of provisions other than provisions for losses on loans and advances, rental income totaling €66 million, and gains on the sale of real estate totaling €46 million.

At €59 million, the expenditures for real estate not used by the Bank in its normal operations represents the largest single item under other operating expenses. Also included are expenses from additions to provisions other than provisions for losses on loans and advances. Moreover, the Bank again considerably increased its contribution to the "Remembrance, Responsibility and the Future" German Economic Foundation Initiative, for which it had created a provision in 1999.

Apart from this, there are no substantial individual items included in other operating expenses.

35
OPERATING REVENUES

Breakdown of operating revenues

in millions of €	2000	1999
Net interest income	5,150	5,045
Net commission income	2,423	1,876
Gains less losses arising from trading securities (trading profit)	548	401
Balance of other operating income and expenses	55	91
Total	**8,176**	**7,413**

36
EFFECTS OF CHANGES IN FOREIGN EXCHANGE RATES

The following table shows the effects of changes in foreign exchange rates on significant items in the income statement. The change in foreign exchanges rates compared with the previous year, notably the weakening of the euro against the dollar, sterling and other important international currencies, boosted net interest income and net commission income, and increased administrative expenses.

in millions of €	Effect	Adjusted changes	
	in € millions	in € millions	in %
Net interest income	+ 38	+ 67	+ 1.3
Net commission income	+ 14	+ 533	+ 28.4
Gains less losses arising from trading securities (trading profit)	+ 5	+ 142	+ 35.4
General administrative expenses	+ 32	+ 280	+ 6.1

37

NET INCOME FROM INVESTMENTS

Net income from the sale and valuation of short- and long-term investments is carried under this item. Net income from long-term investments totaled €354 million. The largest item included are the gains on the sale of part of the Bank's holding of E.ON shares of €290 million. The Bank realized net losses on the sale of short-term investments totaling €29 million.

38

AMORTIZATION OF GOODWILL

€11 million of the change since last year relates to the amortization of goodwill regarding Bank Austria. This corresponds to prorated annual amortization for an amortization period of 20 years.

39

BALANCE OF OTHER INCOME AND EXPENSES

in millions of €	2000	1999
Other income	—	—
Other expenses	131	238
of which:		
Other taxes	27	25
Losses assumed	95	213
Balance of other income and expenses	(131)	(238)

40

BALANCE OF EXTRAORDINARY INCOME AND EXPENSES

in millions of €	2000	1999
Extraordinary income	—	—
Extraordinary expenses	126	294
Balance of extraordinary income and expenses	(126)	(294)

Merger-related expenses to fine-tune computer systems and for a number of integration measures not completed until 2000 accrued for the last time in conjunction with the merger of the former Vereinsbank and the former HYPO-BANK. Thus the total expenditures for this merger since 1997 amounts to €750 million (1997: €96 million; 1998: €234 million; 1999: €294 million; 2000: €126 million).

41

INCOME TAXES

This item breaks down as follows:

in millions of €	2000	1999
Current taxes	504	464
Deferred taxes	164	(149)
Total	**668**	**315**

Deferred tax assets and liabilities result from the creation and reversal of tax deferrals during the year under review. Deferred tax liabilities can be primarily attributed to temporary differences arising or reversing (€57 million) and to changes in tax rates (€98 million).

The differences between computed income tax and recognized income taxes are represented in the following chart.

in millions of €	2000	1999
Net income before taxes	1,852	754
Applicable tax rate	42.2%	42.2%
Computed income taxes	782	318
Tax effects		
arising from prior years and changes in tax rates	150	73
arising from foreign income	(185)	(66)
arising from non-taxable income	(154)	(52)
arising from different tax laws	(30)	(67)
arising from non-deductible expenses	24	77
arising from amortization of goodwill	37	29
arising from other differences	44	3
Recognized income taxes	**668**	**315**

The tax rate applicable in the year under review remained unchanged at 42.2%. The figure comprises the current rate of corporate income tax in Germany of 40% and the solidarity surcharge of 5.5% of corporate income tax. The 45% rate of corporate income tax remains in effect for any dividends received from corporations whose income is subject to the 45% rate of corporate income tax.

The tax effect arising from prior years is attributable among other things to tax expenses for earlier years and revaluations of deferred tax assets and liabilities resulting from changes in tax rates. In the year under review, this item also includes the effects arising in 2000 from the future reduction in the rate of corporate income tax to 25% under the German Tax Reduction Act (Steuersenkungsgesetz).

The effect on tax of foreign income results from the different tax rates applicable in other countries.

The item tax effects arising from different tax laws comprises primarily a reduction in the rate of German corporate income tax applicable to dividends, the non-uniform rates of local income tax applied in Germany, and a reduction in corporate income tax and the solidarity surcharge resulting from the deduction of local income tax. This item also includes the increase of corporate income tax to 45% on dividends received from corporations on net income subject to a corporate income tax rate of 45%.

The deferred tax assets and liabilities result from temporary differences in the following items:

in millions of €	2000	1999
Deferred tax liabilities		
Placements with, and loans and advances to, other banks and customers	137	145
Assets/liabilities held for trading purposes	176	184
Investments	251	36
Property, plant and equipment	156	105
Other assets/liabilities	43	114
Deposits from other banks/amounts owed to other depositors	9	146
Other	40	85
Deferred tax liabilities before netting	**812**	**815**
Netting	(202)	—
Deferred tax liabilities carried	**610**	**815**
Deferred tax assets		
Assets/liabilities held for trading purposes	161	105
Investments	18	24
Property, plant and equipment	145	194
Provisions	661	396
Other assets/liabilities	312	520
Deposits from other banks/amounts owed to other depositors	204	170
Losses carried forward	314	42
Other	32	41
Deferred tax assets before netting	**1,847**	**1,492**
Netting	(202)	—
Deferred tax assets carried	**1,645**	**1,492**

The German Tax Reduction Act fundamentally altered the taxation of German corporations and their shareholders. Starting January 1, 2001, corporations are to be charged a definitive corporate income tax rate of 25%, irrespective of whether the profits are distributed or not. Since the German Tax Reduction Act was already enacted by the balance sheet date, the deferred tax assets and liabilities are, compliant with IAS 12.47 (revised 1996), to be measured using the future rate of corporate income tax. Hence deferred tax assets and liabilities are measured for our domestic companies using a uniform rate of corporate income tax, including the solidarity surcharge, of 26.4% (compared with a standard corporate income rate, including the solidarity surcharge of 42.2% in 1999) and the unchanged rate of municipal trade tax of 18.2%. Given the allowance to deduct municipal trade tax when calculating corporate income tax, this results in a reduction in the total assessment rate for deferred taxes from 52.7% to 39.8%.

The total for current and deferred taxes deducted directly from provisions in the year under review amounts to €29 million (1999: €43 million).

No deferred tax assets have been recognized for tax losses carried forward totaling €686 million, since the criteria for recognition are not met. At the present time, it seems unlikely that the losses carried forward will be used.

42

EARNINGS PER SHARE

	2000	1999
Net income adjusted for minority interest (in € millions)	1,079	359
Net income adjusted for minority interest and before amortization of goodwill (in € millions)	1,168	429
Average number of shares	430,988,701	418,422,203
Earnings per share (in €)	**2.50**	**0.86**
Earnings per share (in €) (excl. amortization of goodwill)	**2.71**	**1.03**

A figure for diluted earnings per share was not calculated as no conversion or option rights were still outstanding at the balance sheet date.

43

STATEMENT OF VALUE ADDED

Creation:

in millions of €	2000	1999
Operating revenues	8,176	7,413
Net income from investments	325	985
Total income	8,501	8,398
Provisions for losses on loans and advances	1,186	2,472
Other administrative expenses	1,434	1,548
E-commerce expenses	235	—
Depreciation and amortization on property, plant and equipment, and goodwill	636	546
Other expenses (excl. taxes)	104	213
Extraordinary expenses	126	294
Value added	**4,780**	**3,325**

Use:

in millions of €	2000	1999
Value added	**4,780**	**3,325**
Employees (personnel expense)	2,901	2,546
Public authorities (taxes)	695	340
HypoVereinsbank shareholders (dividend)	456	359
Minority interest	105	80
Companies	623	—

NOTES TO THE CONSOLIDATED BALANCE SHEET

44

CASH RESERVE

in millions of €	2000	1999
Cash on hand and balances with central banks	5,707	4,170
Treasury bills and other bills eligible for refinancing with central banks	802	861
Treasury bills, zero-interest Treasury notes and similar debt instruments of public-sector entities	294	235
Bills of exchange	508	626
Total	**6,509**	**5,031**

45

ASSETS HELD FOR TRADING PURPOSES

in millions of €	2000	1999
Debt securities and other fixed-income securities	34,494	18,506
Money market instruments	3,958	548
Bonds and notes	30,536	17,958
issued by public-sector borrowers	8,266	4,449
issued by other borrowers	16,385	8,793
own debt securities	5,885	4,716
of which:		
Marketable securities	32,988	18,447
listed	27,156	16,335
unlisted	5,832	2,112
Equity securities and other variable-yield securities	6,884	3,977
Equity securities	6,014	3,668
Investment certificates	637	95
Other	233	214
of which:		
Marketable securities	4,389	3,753
listed	4,060	3,734
unlisted	329	19
Positive market values arising from derivative financial instruments	35,574	20,853
Other assets held for trading purposes	2,344	1,752
Total	**79,296**	**45,088**

Assets held for trading purposes are carried at market value. The difference between market value and the cost of acquisition of listed securities totals €569 million. This is offset by derivatives with negative market values and liabilities held for trading purposes.

Debt securities and other fixed-income securities receivable from subsidiaries and companies in which a participating interest is held

in millions of €	2000	1999
Non-consolidated subsidiaries	—	41
Companies in which a participating interest is held	6	14
Total	**6**	**55**

46

PLACEMENTS WITH, AND LOANS AND ADVANCES TO, OTHER BANKS

Placements with, and loans and advances to, domestic and foreign banks, broken down by type of business

in millions of €	Domestic banks		Foreign banks	
	2000	1999	2000	1999
Loans	27,152	27,490	10,239	5,744
of which: Mortgage loans	405	398	1	1
Municipal loans	25,402	25,139	678	398
Money market transactions	8,400	8,954	39,146	8,441
of which: Reverse repos	1,881	970	7,987	2,574
Other placements, loans and advances	1,681	4,685	4,760	895
Total	**37,233**	**41,129**	**54,145**	**15,080**

Placements with, and loans and advances to, other banks, broken down by maturity

in millions of €	2000	1999
Repayable on demand	6,320	7,860
With agreed maturities	85,058	48,349
up to 3 months	34,578	16,156
from 3 months to 1 year	20,315	5,534
from 1 year to 5 years	14,949	13,720
from 5 years and over	15,216	12,939
Total	**91,378**	**56,209**

Placements with, and loans and advances to, subsidiaries and companies in which a participating interest is held

in millions of €	2000	1999
Non-consolidated subsidiaries	598	64
Companies in which a		
participating interest is held	2,354	378
Total	**2,952**	**442**

47

LOANS AND ADVANCES TO CUSTOMERS

Loans and advances to customers, broken down by type of business

in millions of €	2000	1999
Loans	411,097	315,689
of which:		
Mortgage loans	170,297	159,056
Municipal loans	67,977	62,563
Other loans secured		
by real-estate liens	14,326	15,225
Money market transactions	9,644	8,961
of which:		
Reverse repos	7,325	7,559
Other loans and advances	3,631	1,121
Total	**424,372**	**325,771**

Loans and advances to customers, broken down by location

in millions of €	2000	1999
Domestic customers	281,364	271,891
Foreign customers	143,008	53,880
Total	**424,372**	**325,771**

Loans and advances to customers, broken down by maturity

in millions of €	2000	1999
Repayable on demand	27,531	19,309
With agreed maturities	396,841	306,462
up to 3 months	48,421	35,953
from 3 months to 1 year	32,363	19,914
from 1 year to 5 years	91,574	64,189
from 5 years and over	224,483	186,406
Total	**424,372**	**325,771**

Loans and advances to subsidiaries and companies in which a participating interest is held

in millions of €	2000	1999
Non-consolidated subsidiaries	3,871	2,794
Companies in which a participating		
interest is held	3,449	2,427
Total	**7,320**	**5,221**

Amounts receivable from lease operations (finance leases)

in millions of €	2000	1999
Gross investment value		
(by remaining maturity)		
up to 3 months	207	—
from 3 months to 1 year	559	29
from 1 year to 5 years	1,855	98
from 5 years and over	1,920	251
Total gross investment value	**4,541**	**378**
of which:		
Unguaranteed residual values	820	34
Unearned finance income		
(by remaining maturity)		
up to 3 months	(37)	—
from 3 months to 1 year	(116)	(14)
from 1 year to 5 years	(423)	(49)
from 5 years and over	(546)	(36)
Total unearned finance income	**(1,122)**	**(99)**
Net investment (by remaining maturity)		
up to 3 months	170	—
from 3 months to 1 year	443	15
from 1 year to 5 years	1,432	49
from 5 years and over	1,374	215
Total net investment	**3,419**	**279**

The gross investment in the lease is the aggregate of the minimum lease payments under a finance lease from the standpoint of the lessor and any unguaranteed residual value accruing to the lessor. The minimum lease payments are the payments over the lease term that the lessee can be required to make together with any residual values guaranteed.

The unguaranteed residual value is that portion of the residual value of the leased asset, the realization of which by the lessor is not assured. The residual value of the leased asset is estimated at the inception of the lease.

Unearned finance income is the difference between the lessor's gross investment in the lease and its present value (net investment).

48

LENDING VOLUME

Breakdown by content

in millions of €	2000	1999
Bills, unless shown under loans and advances	675	675
Loans to banks	37,391	33,234
Loans and advances to customers	411,097	315,689
Total	**449,163**	**349,598**
of which:		
Mortgage loans	170,703	159,455
Municipal loans	94,057	88,100

49

PROVISIONS FOR LOSSES ON LOANS AND ADVANCES

Analysis of provisions for losses on loans and advances

in millions of €	Counterparty risk		Country risk		Latent risk		Total		of which: loan-loss provisions	
	2000	1999	2000	1999	2000	1999	2000	1999	2000	1999
Balance at January 1	**8,839**	**7,091**	**307**	**442**	**515**	**450**	**9,661**	**7,983**	**575**	**476**
Changes affecting income										
+ Gross additions	2,044	3,501	79	65	131	163	2,254	3,729	107	227
– Write-backs	896	962	97	228	5	4	998	1,194	91	96
Changes not affecting income										
+/– Changes in the balance due to initial and final consolidations	3,030	47	–	–	132	4	3,162	51	98	–
– Use of existing provisions for losses on loans and advances	1,347	1,152	110	–	80	124	1,537	1,276	5	3
+/– Effects of currency translation and other changes not affecting income	200	314	7	28	5	26	212	368	(79)	(29)
Balance at December 31	**11,870**	**8,839**	**186**	**307**	**698**	**515**	**12,754**	**9,661**	**605**	**575**

Breakdown of provisions for losses on loans and advances

in millions of €	2000	1999
Placements with, and loans and advances to, other banks	240	378
Loans and advances to customers	11,900	8,703
Bills of exchange	9	5
Guarantees and other items	605	575
Total	**12,754**	**9,661**

Loans put on a non-accrual basis

Placements with, and loans and advances to, other banks and customers include loans totaling €12.3 billion (1999: €7.3 billion) put on a non-accrual basis.

The increase can be attributed primarily to the effects of initial consolidation. At the same time, we have extended the definition and adjusted the prior year figure accordingly. The proportion of loans put on a non-accrual basis to the total lending volume rose to 2.55% (1999: 1.94%). Consequently, total provisions for losses on loans and advances amount to 103% (1999: 133%) of the loans put on a non-accrual basis. This resulted in a loss of interest totaling €586 million this year (1999: €355 million).

Risk provision rates[1]

in %	2000	1999
Net addition rate[2]	0.36	0.66
Loan-loss rate[3]	0.39	0.32
Ratio of provisions to total lendings[4]	2.64	2.58

[1] These rates are based on the lending volume (including municipal loans and guarantees)

[2] Net additions = gross additions less write-backs of provisions for counterparty risk, country risk, and latent risk, less payments received for written-off loans. To ensure comparability, the annual figures were used for the initially consolidated Bank Austria Group instead of prorated figures

[3] Loan losses = use of existing provisions for losses on loans and advances less payments received for written-off loans. To ensure comparability, the annual figures were used for the initially consolidated Bank Austria Group instead of prorated figures

[4] Total provisions for losses on loans and advances = provisions for counterparty risk, country risk and latent risk

50

INVESTMENTS

Analysis of investments

in millions of €	2000	1999
Non-consolidated subsidiaries	1,911	549
of which: banks	219	118
financial service institutions	182	17
Companies valued at equity	1,486	486
of which: banks	382	63
financial service institutions	60	—
Participating interests	1,941	1,177
of which: banks	489	281
financial service institutions	149	5
Debt securities and other fixed-income securities	91,909	58,434
of which: long-term investments	40,316	16,155
Equity securities and other variable-yield securities	12,265	8,031
of which: long-term investments	9,558	7,150
Total	**109,512**	**68,677**

Breakdown of carrying amounts at December 31, 2000

in millions of €	Non-consolidated subsidiaries	Companies valued at equity	Participating interests	Debt securities and other fixed-income securities	Equity securities and other variable-yield securities	Total
Marketable securities	557	475	1,062	84,781	9,705	96,580
listed securities	309	475	1,016	78,830	6,676	87,306
unlisted securities	248	—	46	5,951	3,029	9,274

Interest and dividend income totaling €4,897 million was realized on investments. There were no restrictions on the disposal or collection of income from investments.

€14,522 million of the debt securities and other fixed-income securities mature in 2001.

Analysis of long-term investments

in millions of €	Non-consolidated subsidiaries	Companies valued at equity	Participating interests	Debt securities and other fixed-income securities	Equity securities and other variable-yield securities	Total
Acquisition cost						
Balance at Jan. 1, 2000	682	489	1,238	16,156	7,187	25,752
Changes in consolidated group	1,229	994	555	20,590	1,394	24,762
Changes arising from foreign currency translation	1	—	—	1	3	5
Additions	264	23	320	7,506	1,879	9,992
Reclassifications	(3)	13	(17)	(92)	(25)	(124)
Disposals	22	30	32	3,547	778	4,409
Balance at Dec. 31, 2000	2,151	1,489	2,064	40,614	9,660	55,978
Write-ups during fiscal year	—		7	1	3	11
Cumulative change resulting from accounting using the equity method		(3)				(3)
Write-downs						
Balance at Jan. 1, 2000	133		61	1	37	232
Changes in consolidated group	94		65	294	2	455
Changes arising from foreign currency translation	—		—	—	—	—
Write-downs	12		8	4	71	95
Reclassifications	1		(1)	—	—	—
Disposals	—		3	—	5	8
Balance at Dec. 31, 2000	240		130	299	105	774
Carrying amounts						
Balance at Dec. 31, 2000	1,911	1,486	1,941	40,316	9,558	55,212
Balance at Dec. 31, 1999	549	486	1,177	16,155	7,150	25,517

The following tables show the breakdown of debt securities and other fixed-income securities and equity securities and other variable-yield securities:

in millions of €	2000	1999
Debt securities and other		
fixed-income securities	91,909	58,434
Money market instruments	3,094	110
Bonds and notes	88,815	58,324
issued by public-sector borrowers	29,894	18,430
issued by other borrowers	43,636	24,952
own debt securities	15,285	14,942
Equity securities and other		
variable-yield securities	12,265	8,031
of which:		
Equities	7,542	6,706
Investment certificates	3,235	1,292

Debt securities and other fixed-income securities payable to subsidiaries and companies in which a participating interest is held

in millions of €	2000	1999
Non consolidated subsidiaries	11	—
Companies in which a		
participating interest is held	262	94
Total	**273**	**94**

Market value of investments

The market value of the major investments in listed non-banks held by the parent bank and the Group companies in excess of a 5% interest in the capital stock of the company concerned totals €16.3 billion. When compared with the carrying amounts, the resulting upside price potential totals €9.7 billion (1999: €6.0 billion).

The Bank does not have any entrepreneurial objectives with regard to the interests listed below and does not exercise any influence over financial or operational decisions.

Major investments in listed non-banks

	2000 Interest in %	2000 Market value in € millions	1999 Interest in %	1999 Market value in € millions
Agrob AG	52.7	32	52.7	63
Aktienbrauerei Kaufbeuren AG	75.7	9	75.7	11
Allianz AG	6.8	6,628	6.8	5,554
Brau und Brunnen AG	55.2[1]	35	55.2[1]	118
Münchener Rückversicherungs-Gesellschaft AG	13.3	8,956	13.3	5,982
Rheinhold & Mahla Aktiengesellschaft	—	—	12.7	8
Gabriel Sedlmayr Spaten-Franziskaner-Bräu Kommanditgesellschaft auf Aktien	19.0[2]	121	19.7[2]	95
VIAG AG[3]	—	—	5.3[3]	660
Wüstenrot & Württembergische AG	7.6	137	7.6	221
Allgemeine Bauges. – A. Porr AG[4]	32.6	62	—	—
Immotrust Anlagen AG[4]	25.0	17	—	—
Lambacher HITIAG Leinen AG[4]	65.9	10	—	—
Lenzing AG[4 5]	50.1	147	—	—
Unternehmens Invest AG[4]	17.6	13	—	—
Wiener Städtische Allg. Vers. AG[4]	8.0	111	—	—
Total		**16,278**		**12,712**

[1] Of the 55.2% holding, 33.6% is classified as long-term and the remaining 21.6% as current investments

[2] As a percentage of limited partnership capital; percentage of total capital = 11.9% (1999: 12.1%)

[3] This company merged with VEBA AG in 2000 to form E.ON AG. HI-Industriebeteiligungsgesellschaft mbH holds a 1.9% interest in E.ON AG, which is not carried in the Bank's accounts. The Bank holds a 1.8% interest in E.ON AG through HI-Vermögensverwaltungsgesellschaft mbH. This company is not consolidated as the Bank does not hold a majority interest

[4] Held by Bank Austria AG, which was acquired in 2000

[5] Sold in 2001

51 PROPERTY, PLANT AND EQUIPMENT

in millions of €	Land and buildings	Plant and operating equipment	of which: self-produced computer software	Leased assets[1]	Total
Acquisition/production cost					
Balance at Jan. 1, 2000	2,609	3,000	52	1,694	7,303
Changes in consolidated group	1,382	1,178	—	127	2,687
Changes arising from foreign currency translation	7	11	—	1	19
Additions	300	444	68	68	812
Reclassifications	98	(16)	—	(1,133)	(1,051)
Disposals	96	359	—	—	455
Balance at Dec. 31, 2000	4,300	4,258	120	757	9,315
Depreciation					
Balance at Jan. 1, 2000	670	1,596	12	548	2,814
Changes in consolidated group	276	715	—	4	995
Changes arising from foreign currency translation	1	5	—	—	6
Scheduled depreciation	65	462	10	15	542
Non-scheduled depreciation	1	—	—	—	1
Reclassifications	99	(21)	—	(446)	(368)
Disposals	43	309	—	—	352
Balance at Dec. 31, 2000	1,069	2,448	22	121	3,638
Write-ups during fiscal year	—	—	—	—	—
Carrying amounts					
Balance at Dec. 31, 2000	3,231	1,810	98	636	5,677
Balance at Dec. 31, 1999	1,939	1,404	40	1,146	4,489

[1] from operating leases

Plant and operating equipment includes the cost of internal software development totaling €98 million, of which €10 million was depreciated during the year under review. The underlying useful life for straight-line depreciation is five years. Computer development costs are collated and allocated broken down by personnel and other operating expenses, using an internal cost accounting system.

The Bank used land and buildings with a carrying amount of €2,336 million (1999: €1,782 million) in its operations.

Property, plant and equipment includes payments of €193 million made for construction in progress. This item also includes obligations of €78 million for the acquisition of items of property, plant and equipment.

The market value of land and buildings rented to third parties totaled €746 million at the balance sheet date.

The following table shows a breakdown of future minimum lease payments from irrevocable operating leases:

in millions of €	2000	1999
up to 1 year	733	196
from 1 year to 5 years	1,852	270
from 5 years and over	1,212	235
Total	**3,797**	**701**

52

INTANGIBLE ASSETS

Analysis of intangible assets

in millions of €	Goodwill		Other intangible assets
	of which: from subsidiaries	of which: companies valued at equity	
Acquisition/production cost			
Balance at Jan. 1, 2000	1,099	—	22
Changes in consolidated group	2,905	62	315
Changes arising from foreign currency translation	—	—	2
Additions	—	—	48
Reclassifications	(12)	—	—
Disposals	—	—	—
Balance at Dec. 31, 2000	3,992	62	387
Write-ups during fiscal year	—	—	—
Amortization			
Balance at Jan. 1, 2000	238	—	10
Changes in consolidated group	111	—	126
Changes arising from foreign currency translation	—	—	1
Scheduled amortization	85	4	13
Non-scheduled amortization	—	—	3
Reclassifications	(12)	—	—
Disposals	—	—	—
Balance at Dec. 31, 2000	422	4	153
Carrying amounts			
Balance at Dec. 31, 2000	3,570	58	234
Balance at Dec. 31, 1999	861	—	12

Amortization of goodwill is shown in a separate item in the income statement. Amortization of other intangible assets is carried under depreciation and amortization on intangible assets within general administrative expenses.

Due to the initial consolidation of SelfTrade and Bank Austria, goodwill rose €173 million and €2.6 billion, respectively. In addition to the goodwill of €0.4 billion recorded at source in Bank Austria plus the €0.1 billion of goodwill arising from Powszechny Bank Kredytowy, €2.1 billion accrued to the Bank on the acquisition of Bank Austria.

53

OTHER ASSETS

in millions of €	2000	1999
Tax assets	2,089	1,712
Current tax assets	444	220
Deferred tax assets	1,645	1,492
Miscellaneous other assets	4,457	3,234
Prepaid expenses	2,116	1,832
Total	**8,662**	**6,778**

Miscellaneous other assets
This item includes option premiums paid on assets not held for trading purposes as well as checks and notes due. No other material items are contained in miscellaneous other assets.

Prepaid expenses
This item includes:

in millions of €	2000	1999
Discounts on funds borrowed	846	823
Premiums on amounts receivable	359	333

54

SUBORDINATED LIABILITIES

The following asset items include subordinated liabilities as shown:

in millions of €	2000	1999
Placements with, and loans and advances to, other banks	**1,157**	**250**
of which:		
to non-consolidated subsidiaries	6	3
to companies in which a participating interest is held	1	1
Loans and advances to customers	**276**	**498**
of which:		
to non-consolidated subsidiaries	146	124
to companies in which a participating interest is held	22	336
Assets held for trading purposes	**882**	**928**
Debt securities and other fixed-income securities	852	896
Equity securities and other variable-yield securities	9	32
Other assets held for trading purposes	21	—
Investments	**690**	**258**
Debt securities and other fixed-income securities	602	200
Equity securities and other variable-yield securities	88	58
Total	**3,005**	**1,934**

55

REPURCHASE AGREEMENTS

As a seller under repurchase agreements, the Bank entered into sales and repurchase transactions for securities with a carrying amount of €16.3 billion. These securities continued to be capitalized, with the respective compensation received being classified as a liability. For the most part, the agreements include repo transactions conducted on international money markets and open-market transactions with Deutsche Bundesbank.

56

DEPOSITS FROM OTHER BANKS

Deposits from other banks, broken down by type of business

in millions of €	2000	1999
Registered mortgage bonds in issue	6,673	6,523
Registered public-sector bonds in issue	3,386	3,829
Other deposits	143,158	73,948
Total	**153,217**	**84,300**

Deposits from other banks, broken down by location

in millions of €	2000	1999
Domestic banks	41,874	42,960
Foreign banks	111,343	41,340
Total	**153,217**	**84,300**

Deposits from other banks, broken down by maturity

in millions of €	2000	1999
Repayable on demand	11,094	5,247
With agreed maturities	142,123	79,053
up to 3 months	88,948	41,448
from 3 months to 1 year	20,438	16,269
from 1 year to 5 years	12,749	11,248
from 5 years and over	19,988	10,088
Total	**153,217**	**84,300**

Amounts owed to subsidiaries and companies in which a participating interest is held

in millions of €	2000	1999
Non-consolidated subsidiaries	1,079	207
Companies in which a participating interest is held	11,130	201
Total	**12,209**	**408**

57

AMOUNTS OWED TO OTHER DEPOSITORS

Amounts owed to other depositors, broken down by type of business

in millions of €	2000	1999
Savings deposits and home-loan savings deposits	29,979	16,523
Savings deposits	27,848	14,501
Home-loan savings deposits	2,131	2,022
Registered mortgage bonds in issue	30,111	29,077
Registered public-sector bonds in issue	15,921	16,800
Other deposits	126,082	80,652
Total	**202,093**	**143,052**

Amounts owed to other depositors, broken down by location

in millions of €	2000	1999
Domestic depositors	120,600	120,667
Foreign depositors	81,493	22,385
Total	**202,093**	**143,052**

Amounts owed to other depositors, broken down by maturity – Savings deposits and home-loan savings deposits

in millions of €	2000	1999
With agreed maturities		
up to 3 months	13,979	13,694
from 3 months to 1 year	6,133	473
from 1 year to 5 years	5,766	637
from 5 years and over	4,101	1,719
Total	**29,979**	**16,523**

Registered mortgage bonds and public-sector bonds in issue, and other deposits

in millions of €	2000	1999
Repayable on demand	45,705	31,932
With agreed maturities	126,409	94,597
up to 3 months	54,895	32,355
from 3 months to 1 year	9,422	5,153
from 1 year to 5 years	30,501	23,264
from 5 years and over	31,591	33,825
Total	**172,114**	**126,529**

Amounts owed to subsidiaries and companies in which a participating interest is held

in millions of €	2000	1999
Non-consolidated subsidiaries	359	277
Companies in which a participating interest is held	560	185
Total	**919**	**462**

58

PROMISSORY NOTES AND OTHER LIABILITIES EVIDENCED BY PAPER

Promissory notes and other liabilities evidenced by paper, broken down by type of business

in millions of €	2000	1999
Debt securities in issue	241,995	213,450
Mortgage bonds	48,809	45,539
Public-sector bonds	85,703	74,682
Other debt securities	73,353	59,925
Money market instruments	34,130	33,304
Other promissory notes and liabilities evidenced by paper	19,204	849
Acceptances and promissory notes in circulation	1,077	729
Other	18,127	120
Total	**261,199**	**214,299**

Promissory notes and other liabilities evidenced by paper broken down by maturity
Debt securities in issue

in millions of €	2000	1999
With agreed maturities		
up to 3 months	42,557	36,649
from 3 months to 1 year	41,800	40,998
from 1 year to 5 years	112,884	102,103
from 5 years and over	44,754	33,700
Total	**241,995**	**213,450**

Other promissory notes and liabilities evidenced by paper:

in millions of €	2000	1999
With agreed maturities		
up to 3 months	15,433	798
from 3 months to 1 year	1,011	47
from 1 year to 5 years	1,415	4
from 5 years and over	1,345	—
Total	**19,204**	**849**

Promissory notes and other liabilities evidenced by paper payable to subsidiaries and companies in which a participating interest is held

in millions of €	2000	1999
Subsidiaries	641	—
Companies in which a participating interest is held	64	13
Total	**705**	**13**

59

PROVISIONS

in millions of €	2000	1999
Provisions for pensions and similar obligations	4,381	1,894
Tax obligations	1,542	1,407
Current tax liabilities	932	592
Deferred tax liabilities	610	815
Restructuring provisions	255	57
compliant with IAS 22.31	(171)	—
compliant with IAS 35	84	57
Other provisions	780	527
including: long-term liabilities to employees	190	167
Total	**6,958**	**3,885**

Provisions for pensions

The provisions for pensions and similar obligations include the direct commitments to bank employees under company pension plans.

The direct commitments are based in part on final salaries and in part on building-block schemes involving dynamic adjustment of vested rights. In addition, Group companies make contributions for commitments made by independent pension organizations. The pension obligations funded through pension funds or retirement benefit corporations with matching cover are recognized either as defined contribution plans or treated materially as defined contribution obligations in compliance with IAS 19.58 and IAS 19.104. The cost of such plans totaled €55 million (1999: €54 million).

When calculating the amounts of these commitments, the parameters for the discount rate, rate of increase in pension obligations and rate of increase in vested rights were raised slightly compared with last year:

	December 31, 2000
Underlying biometric data	1998 Heubeck standard table (RT 98)
Probability of values (%) in standard tables	
Invalidity	50
Mortality	100
Discount rate	6.25%
Rate of increase in pension obligations	2.0% p.a.
Rate of increase in future compensation and vested rights of employees and early retirees:	3.0% p.a.
Rate of increase over career	0–1.5% p.a.
Increase in the contribution base for state-funded pension plan	2.5% p.a.

The present value of the Bank's defined benefit obligations totaled €3,664 million (1999: €1,795 million).

Unrealized actuarial gains amounted to €10 million (1999: €89 million). The 10% corridor was not exceeded.

Movements in provisions for pension plans shown in the balance sheet are as follows:

in millions of €	
Balance at Jan. 1, 2000	1,894
+/– Changes in consolidated group	2,569
+ Pension expense	155
– Payments affecting liquidity	237
Balance at Dec. 31, 2000	4,381

Pension expense comprises the current service cost of €48 million (1999: €45 million) and interest cost of €107 million (1999: €105 million).

Restructuring and other provisions

in millions of €	Restructuring provisions compliant with IAS 22.31	Restructuring provisions compliant with IAS 37	Other provisions
Balance at Jan. 1, 2000[1]	–	57	527
Changes in consolidated group	–	88	285
Changes arising from foreign currency translation	–	–	–
Provisions	171	–	127
Reclassifications	–	–	6
Amounts used	–	56	135
Reversals	–	5	30
Balance at Dec. 31, 2000	171	84	780

[1] after reclassification of accruals

As part of the integration of Bank Austria in the corporate group, numerous activities are being pooled and reorganized in accordance with the definition of regional competencies, and subsidiaries and offices consolidated. Expenses, notably for the closure of facilities (such as the cost of vacant rented accommodation and key money, expenses for reconversion work) and payments to employees associated with the merger, are expected to accrue at Bank Austria and its subsidiaries in 2001 through 2003, for which the Bank has created a provision of €171 million in the consolidated financial statements in accordance with IAS 22.31 (revised 1998).

The provision of €50 million set up in 1999 compliant with IAS 37 to cover the restructuring of the Bank's corporate customer operations was consumed in full as the related expenses arose as budgeted.

Other provisions include provisions for litigation fees, damages payments, anticipated losses, and long-term liabilities to employees such as service anniversary awards, early retirement or pre-retirement part-time working. Loan-loss provisions are shown as a negative item under provisions for losses on loans and advances on the assets side of the balance sheet.

60

OTHER LIABILITIES

in millions of €	2000	1999
Liabilities held for trading purposes	40,849	24,070
Miscellaneous other liabilities	7,226	3,036
Deferred income	2,492	3,079
Total	**50,567**	**30,185**

Liabilities held for trading purposes

The negative market values arising from derivative financial instruments are carried as liabilities held for trading purposes. Also included here are warrants and certificates issued by the Bank's trading department.

Miscellaneous other liabilities
This item includes mostly assumed losses, option premiums realized on liabilities not held for trading purposes, offsetting balances, and accruals compliant with IAS 37. Accruals include, notably, commitments arising from accounts payable with invoices outstanding, short-term liabilities to employees, and other accruals arising from fees and commissions, interest, other operating expenses, and the like.

Liabilities arising from short securities positions are carried under miscellaneous other liabilities for the first time. Last year, these amounts were carried under deposits from other banks repayable on demand. The prior year figures have been adjusted to improve comparability.

Deferred income
This item includes:

in millions of €	2000	1999
Premiums on funds borrowed	92	79
Discounts on amounts receivable	1,340	1,518

61

SUBORDINATED CAPITAL

in millions of €	2000	1999
Subordinated liabilities	15,897	10,121
Participating certificates outstanding	2,792	1,791
Hybrid capital instruments	2,014	1,937
Total	**20,703**	**13,849**

Subordinated capital, broken down by maturity

in millions of €	2000	1999
With agreed maturities		
up to 3 months	544	621
from 3 months to 1 year	155	435
from 1 year to 5 years	5,469	3,019
from 5 years and over	14,535	9,774
Total	**20,703**	**13,849**

Pursuant to Section 10, par. 4, 5, 5a and 7 of the German Banking Act, subordinated capital (subordinated liabilities, participating certificates outstanding, and hybrid capital instruments) is carried as core capital, supplementary capital and tier III capital for the purposes of banking supervisory regulations.

Subordinated liabilities
Subordinated liabilities include no individual items exceeding 10% of the total amount.

The borrower cannot be obliged to make early repayment in the case of subordinated liabilities. In the event of insolvency or liquidation, subordinated loans are only repaid after all primary creditors have been reimbursed.

The Bank incurred interest expenses of €868 million in connection with subordinated liabilities. This item includes pro rata interest of €371 million.

Subordinated liabilities payable to subsidiaries and companies in which a participating interest is held

in millions of €	2000	1999
Non-consolidated subsidiaries	—	12
Companies in which a participating interest is held	12	5
Total	**12**	**17**

Participating certificates outstanding

The participating certificates outstanding comprise the following major issues:

Issuer	Year of issue	Type	Nominal amount, in € millions	Interest rate	Maturity
Bank Austria AG	1997	Bearer participating certificates	73	6.25	2009
Bayerische Handelsbank AG	1995	Bearer participating certificates	64	variable	2006
Bayerische Hypo- und Vereinsbank AG	1997	Bearer participating certificates	511	6.75	2007
Bayerische Hypo- und Vereinsbank AG	1990	Participating certificates with warrants	256	9.50	2001
Nürnberger Hypothekenbank AG	1999	Bearer participating certificates	70	7.00	2009
Vereins- und Westbank AG	1995	Bearer participating certificates	102	8.50	2006
Vereins- und Westbank AG	1993	Bearer participating certificates	51	7.75	2004
Westfälische Hypothekenbank AG	1998	Bearer participating certificates	51	5.67	2009
Württembergische Hypothekenbank AG	1997	Bearer participating certificates	102	6.75	2007
Württembergische Hypothekenbank AG	1994	Bearer participating certificates	51	7.90	2003

The claims of holders of participating certificates to receive interest payments will be reduced if such a payment would lead to a net loss for the year or accumulated loss. If the Bank records a net loss for the year, the certificate holders participate in the loss through a reduction of their repayment claim. The reduction is in the same proportion as the claim for repayment to the amount of subscribed capital shown in the balance sheet plus retained earnings and additional paid-in capital and participating certificates outstanding.

The repayment from net income in subsequent years will return to the nominal amount. Holders of participating certificates are subordinated creditors and are not entitled to a share of the proceeds on company liquidation.

Hybrid capital instruments

At December 31, 2000, the Bank had hybrid core capital of €2,014 million to bolster its core capital base.

Hybrid capital instruments include issues placed by specially-created subsidiaries in the form of capital contributions from silent partners and preferred shares.

These instruments differ from supplementary capital in that they are subject to more stringent conditions in terms of maturity. The minimum term for capital contributions from silent partners is ten years, while for preferred shares the term is unlimited for the investor. In addition, hybrid capital instruments are not repaid until after supplementary capital (subordinated liabilities and participating certificates outstanding) in the event of bankruptcy.

In contrast to traditional components of core capital such as shares, the claim to a share of profit takes the form of a fixed interest payment in the case of hybrid capital instruments. Moreover, the requirement for unlimited maturity for traditional forms of core capital is watered down for hybrid capital instruments.

Both the German Banking Supervisory Office and the Basle Committee on Banking Supervision have expressly confirmed the recognition of hybrid core capital for banking supervisory purposes. However, the proportion of repayable, hybrid core capital must not exceed 15% of core capital.

62

MINORITY INTEREST

in millions of €	
Balance at January 1, 2000	1,245
Addition from capital increase	95
Transfer from net income	105
Dividend payments	(82)
Changes in consolidated group	814
Changes arising from foreign currency translation and other changes	5
Balance at December 31, 2000	2,132

63

SHAREHOLDERS' EQUITY

The subscribed capital of HypoVereinsbank AG was increased €342 million by using part of the existing authorized capital in order to acquire the shares in Bank Austria. Following the capital increase there are 535.5 million HypoVereinsbank shares.

Analysis of subscribed, authorized and conditional capital of Bayerische Hypo- und Vereinsbank AG

in millions of €	Subscribed capital	Authorized capital	of which: excluding subscription rights	Conditional capital
Balance at January 1, 2000	**1,265**	**510**	**198**	**180**
Reversal of existing authorization as per AGM resolution of May 3, 2000		(510)	(198)	(180)
Increase as per AGM resolution of May 3, 2000		600	600	300
Capital increase against non-cash contributions	342	(342)	(342)	
Balance at December 31, 2000	**1,607**	**258**	**258**	**300**

Breakdown of subscribed capital

At December 31, 2000, the subscribed capital of Bayerische Hypo- und Vereinsbank AG totaled €1,607 million and consisted of the following:

520,935,101 shares	of common bearer stock
14,553,600 shares	of registered non-voting preferred stock

13,524,370 shares of registered common stock were converted into common bearer stock in 2000.

Authorized capital

Year authorized	Original amount in € millions	Amount remaining in € millions	Available until
2000	450	108	May 3, 2005
2000	150	150	May 3, 2005
Balance at Dec. 31, 2000	600	258	

The authorized capital from 1999 lapsed as a result of a resolution adopted by the AGM on May 3, 2000.

Conditional capital

Year authorized	€ millions	End of period
2000	300	May 3, 2005

The existing conditional capital lapsed as a result of a resolution adopted by the AGM on May 3, 2000.

Breakdown of retained earnings

in millions of €	2000	1999
Legal reserve	56	56
Reserve for treasury stock	—	—
other retained earnings	4,248	3,614
Total	**4,304**	**3,670**

64

TREASURY STOCK

At the start of 2000 and at December 31, 2000, neither the Bank nor any controlled companies nor any companies in which a majority interest is held had shares of Bayerische Hypo- und Vereinsbank AG (treasury stock) in their portfolios.

In May 2000, the Annual General Meeting of Shareholders authorized Bayerische Hypo- und Vereinsbank HypoVereinsbank AG to buy and sell, until the conclusion of its next ordinary General Meeting, however not later than October 31, 2001, treasury stock for trading purposes pursuant to Section 71 (1) No. 7 of the German Stock Corporation Act. The acquisition prices must not exceed or undercut by more than 10% the share's average price on the Bavarian Stock Exchange on the three consecutive trading days preceding each acquisition. The shares acquired and held for such purposes must not exceed 5% of Bayerische Hypo- und Vereinsbank AG's capital stock at the end of each day.

At the beginning of 2000, instead of using the capital authorized by the AGM in May 1999, the Bank acquired 566,004 shares of treasury stock with a view to granting employee and performance-related shares. The issue price for the new shares of bearer common stock amounted to €61.47 per share. The Bank's employees and pensioners acquired a total of 226,364 shares, and employees and pensioners of Bank subsidiaries a total of 23,303 shares, at a preferential price of €43.46 per share. The difference between the acquisition price and the issue price has been booked as voluntary fringe benefit under wages and salaries. A further 78,981 shares were issued to employees of the Bank as part of its performance-related compensation schemes instead of an equivalent cash payment. The remaining holding of 237,356 shares of treasury stock was sold in April and December 2000 at an average price of €65.00 per share.

To ensure an orderly market in shares of Bayerische Hypo- und Vereinsbank AG and to facilitate trading as permitted under Section 71 (1) No. 1 of the German Stock Corporation Act, respectively, and in accordance with the applicable legal requirements, a total of 26,488,500 shares of treasury stock were purchased by the Bank at an average price of €63.72 per share, and resold at an average price of €63.88. The proceeds are insignificant and recorded as income. The acquired shares amount to the equivalent of €79 million, or 5% of capital stock.

The highest number of shares of treasury stock held by the Bank, including those earmarked for its employees, on any given day during the year under review was 1,884,160, equivalent to €6 million, or 0.35% of capital stock.

Within the scope of its lending operations, the Bank and its controlled or majority-owned companies had received a total of 948,675 shares of treasury stock as collateral in accordance with Section 71e (1) 2 of the German Stock Corporation Act. This represents €3 million, or 0.2% of capital stock.

65

FOREIGN-CURRENCY ASSETS AND LIABILITIES

Assets denominated in foreign currency totaled the equivalent of €168.0 billion, while liabilities denominated in foreign currency amounted to the equivalent of €188.9 billion. Of these totals, the most important foreign currencies for the Bank are as follows:

in millions of €	2000	1999
Foreign-currency assets	**168,049**	**67,207**
of which: US dollars	95,182	37,452
Japanese yen	17,847	4,036
Swiss francs	17,502	4,950
Foreign-currency liabilities (excl. equity capital)	**188,892**	**82,144**
of which: US dollars	116,052	49,962
Japanese yen	13,614	3,938
Swiss francs	15,802	4,174

Shifts in parities between foreign currencies resulted in changes to total assets of €2,929 million.

The above amounts represent the euro equivalents of all currencies. The differences in amount between assets and liabilities arise as only balance sheet items are shown in the list. Off-balance sheet items, and hence also transactions concluded for hedging purposes, are not included.

66

TRUST BUSINESS

The following tables show the volume of trust business not stated in the consolidated balance sheet.

Trust assets

in millions of €	2000	1999
Placements with, and loans and advances to, other banks	1,182	931
Loans and advances to customers	2,114	432
Equity securities and other variable-yield securities	59	6
Debt securities	6	—
Participating interests	61	18
Property, plant and equipment	145	—
Miscellaneous other assets	18	1
Remaining trust receivables	1	—
Total	**3,586**	**1,388**

Trust liabilities

in millions of €	2000	1999
Deposits from other banks	402	230
Amounts owed to other depositors	2,711	1,156
Liabilities evidenced by paper	308	—
Miscellaneous other liabilities	165	2
Total	**3,586**	**1,388**

67

ASSETS ASSIGNED OR PLEDGED AS SECURITY FOR OWN LIABILITIES

in millions of €	2000	1999
Deposits from other banks	18,707	14,130
Amounts owed to other depositors	1,485	2,004
Total	**20,192**	**16,134**

The assets pledged as security can be broken down as follows:

in millions of €	2000	1999
Assets held for trading purposes	7,941	8,488
Placements with, and loans and advances to, other banks	273	1
Loans and advances to customers	7,217	5,953
Investments	4,761	1,686
Property, plant and equipment	—	6

Assets pledged as security for own liabilities concern mostly funds of the Kreditanstalt für Wiederaufbau and similar institutions, which the Bank has issued as loans in compliance with their conditions.

Without being classified as collateral for specific liabilities, securities worth a nominal €3,592 million were pledged by the Bank as collateral for securities lending transactions performed by Eurex, CEDEL Clearstream Banking, Luxembourg, Clearstream Banking, Frankfurt, and other securities futures exchanges.

NOTES TO THE CASH FLOW STATEMENT

68

NOTES TO ITEMS IN THE CASH FLOW STATEMENT

The cash flow statement shows the cash flows resulting from operating activities, investing activities, and financing activities for the year under review. Operating activities are defined broadly enough to allow the same breakdown as for operating profit.

The cash and cash equivalents shown correspond to the cash reserve item in the balance sheet, and contain cash on hand, balances with central banks, and Treasury bills and other bills eligible for rediscounting with central banks.

Change in other non-cash positions comprises the valuation result on the trading portfolio, additions to net deferred tax assets, changes in provisions (excluding changes in provisions for losses on loans and advances), changes in prorated and deferred taxes, the reversal of premiums and discounts pro rata temporis, changes arising from valuation using the equity method, and minority interests in net income.

During the year under review, no investments in fully consolidated companies were acquired, which resulted in a cash outflow. The investments in Bank Austria AG, Vienna, and SelfTrade SA, Paris, were acquired as part of an exchange of shares.

Changes in the balance of cash and cash equivalents resulting from changes in the group of consolidated companies are shown separately in the cash flow statement.

REPORTING ON FINANCIAL INSTRUMENTS

69

FAIR VALUE OF FINANCIAL INSTRUMENTS

The fair value stated for an on-balance sheet and off-balance sheet financial instrument as defined in IAS 32 is the amount for which the Bank believes the asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm's length transaction.

The fair values are calculated using the market information available at the reporting date and individual company valuation methods.

The fair values of certain financial instruments stated at notional amounts correspond almost exactly to the carrying amounts. This includes such items as cash reserve, liabilities, loans and advances without clear maturities or fixed interest rates. For the remaining liabilities, loans and advances, the anticipated future cash flows are discounted using the current interest rates to give the net present value.

Quoted market prices are stated for exchange-traded securities and derivatives, and listed debt instruments. The fair values of the remaining securities are calculated as part of the net present value expected in the future.

The fair values of single currency and cross-currency swaps and interest rate futures are calculated on the basis of discounted, anticipated future cash flows. In doing so, the Bank applies the market rates applicable for the remaining maturity of the financial instruments. The fair value of forward exchange transactions is computed on the basis of current forward rates stated in comparable contracts. Options are valued using price quotations or generally accepted models used to calculate the price of options.

in billions of €	2000 Carrying amount[1]	2000 Fair value	1999 Carrying amount[1]	1999 Fair value
Assets				
Cash reserve	6.5	6.5	5,0	5,0
Assets held for trading purposes				
incl. associated derivatives	79.3	79.3	45,1	45,1
Placements with, and loans and advances to, other banks				
incl. associated derivatives	90.1	90.6	54,9	54,8
Loans and advances to customers				
incl. associated derivatives	411.6	418.9	316,6	323,6
Investments incl. associated derivatives	101.5	101.7	61,5	61,7
Liabilities				
Deposits from other banks incl. associated derivatives	152.1	151.6	84,3	84,1
Amounts owed to other depositors				
incl. associated derivatives	202.0	204.2	142,7	145,0
Promissory notes and other liabilities evidenced by paper				
incl. associated derivatives	260.3	261.6	213,3	214,4
Subordinated capital	20.2	21.6	13,8	14,4
Liabilities held for trading purposes	40.8	40.8	24,1	24,1
Other items				
Derivatives not assigned	(0.3)	(0.5)	0,2	0,5
Contingent liabilities	51.4	51.4	25,6	25,6
Irrevocable credit commitments	76.2	76.2	52,5	52,5

[1] Not necessarily directly comparable with the carrying amounts shown in the consolidated balance sheet due to specific definitions and methods stated in IAS 32

Investments in non-banks have not been included.

The fair values of irrevocable credit commitments and contingent liabilities are the same as their carrying amounts.

The difference between the fair values and carrying amounts of assets amounts to €8.0 billion, of liabilities €4.4 billion, and of other items – €2 billion. The balance of these values is €3.4 billion (1999: €3.6 billion). This amount varies over the course of time as a result of changes in the valuation parameters applied when calculating fair values – notably changes in interest rates – and changes in the Bank's portfolio of financial instruments.

70

SIGNIFICANT CONCENTRATIONS OF ASSETS AND LIABILITIES

The Bank's lending and deposit-taking operations have a balanced structure and contain no significant concentrations.

Share of loan portfolio, in %	2000	1999
Mortgage loans	38.0	45.6
Housing loans	24.2	30.6
Loans to trade and industry, and other loans	13.8	15.0
Other loans secured by real-estate liens	3.2	4.4
Municipal loans	20.9	25.2
Other loans	37.9	24.8
of which:		
to private individuals	8.8	9.0
Total	**100.0**	**100.0**

The balanced maturity structure of the Bank's deposit-taking operations similarly does not give rise to any significant concentrations of risk.

The Risk Report contains detailed information

OTHER INFORMATION

71

KEY CAPITAL RATIOS (BASED ON GERMAN COMMERCIAL CODE)

Pursuant to Sections 10 and 10a of the German Banking Act in conjunction with Principle I of the German banking supervisory regulations, the core capital ratio (core capital divided by total weighted risk assets) must not be lower than 4%, or 4.4% if revaluation reserves are added, and the equity capital ratio (liable equity divided by total weighted risk assets) must exceed 8%. Moreover, the Bank is required to observe a total equity ratio compliant with Section 2 of Principle I of the German banking supervisory regulations. This figure, which must be at least 8%, is calculated as the ratio of total equity capital to the total of weighted risk assets and eligible amounts for market risk positions and option contracts, multiplied by 12.5.

Pursuant to Section 10 (2), German Banking Act, the Bank's equity capital comprises liable equity and tier III capital totaling €38,546 million.

The liable equity consists of core capital (tier I capital) and supplementary capital (tier II capital) totaling €35,855 million. The supplementary capital includes unrealized reserves pursuant to Section 10 (2b) 1 No. 6 and 7, German Banking Act, accounting for €2,541 million.

Weighted risk assets amounted to €324 billion. The positions subject to price risk comprise currency, commodity, trading-book, and option risks totaling €3,768 million.

Based on financial statements approved by the Supervisory Board, risk assets and price risk positions at December 31, 2000, were as follows:

	2000	1999
Equity capital[1]	in millions of €	
Core capital	21,285	14,640
Supplementary capital	15,559	10,293
of which:		
Unrealized reserves pursuant to Section 10 (2b) 1 No. 6, German Banking Act	2,541	1,614
Deductible items	(989)	(170)
Liable equity	**35,855**	**24,763**
Tier III capital	2,691	1,904
Total equity capital	**38,546**	**26,667**
Weighted risk assets	in billions of €	
Assets	295	210
Off-balance sheet transactions I (traditional)	28	18
Off-balance sheet transactions II (derivatives)	1	2
Total risk assets	**324**	**230**
Price risk positions	in millions of €	
Currency risk	276	255
Commodity risk	0	1
Trading-book risk	3,313	2,354
Option risk	89	55
Own models (Bank Austria)	90	—
Total price risk positions	**3,768**	**2,665**

[1] consolidated in accordance with Section 10a, German Banking Act

At December 31, 2000, the capital ratios (based on financial statements approved by the Supervisory Board) were as follows:

in %	2000	1999
Core capital ratio	6.6	6.4
Equity capital ratio	11.1	10.8
Total equity ratio	10.4	10.1

The ratios according to the BIS rules are as follows:

in %	2000	1999
Core capital ratio	5.4	5.8
Equity capital ratio	10.5	10.4
Total equity ratio	10.0	9.9

The consolidation of a financial institution formed in the first quarter of 2001, via which a portion of the parent bank's strategic shareholdings is hedged and short-term money-market trading is conducted, will help to significantly boost the core capital ratio. Incorporating this construction, the core capital ratio based on the figures at December 31, 2000, is 7.1% under the German Banking Act or 5.9% under BIS rules.

72

CONTINGENT LIABILITIES AND OTHER COMMITMENTS

in millions of €	2000	1999
Contingent liabilities[1]		
Rediscounted bills of exchange	167	69
Guarantees and indemnities		
Loan guarantees	10,139	7,588
Guarantees and indemnity agreements	21,522	16,698
Documentary credits	2,588	1,235
Other commitments		
Commitments arising from sale option to resell transactions	161	2
Irrevocable credit commitments		
Book credits	64,542	52,507
Guarantees	4,114	3,371
Mortgage and municipal loans	6,966	8,783
Bills of exchange	441	352
Delivery obligations arising from securities lending transactions	2,489	1,939
Other commitments	1,642	411
Total	**114,771**	**92,940**

[1] Contingent liabilities are offset by contingent assets to the same amount

Neither contingent liabilities nor other commitments contain any significant items. Commitments under guarantee and indemnity agreements, and irrevocable credit commitments to non-consolidated companies, amounted to €102 million and €95 million respectively.

Other financial commitments, arising particularly from rental, leasing and maintenance agreements, and rental of office space and use of technical equipment, amount to around €577 million each year. The contracts run for standard market periods and no charges have been put off to future years.

The Bank has declared its intent to offset any losses incurred by some of the hotel operating companies in which it holds an indirect majority stake, by means of income subsidies.

As part of real estate financing and development operations, the Bank has assumed rental obligations or undertaken rent guarantees on a case-by-case basis to make fund constructions more marketable – in particular for lease funds and (closed) KG real estate funds offered by the Bank's H.F.S. Hypo-Fondsbeteiligungen für Sachwerte GmbH subsidiary. Identifiable risks arising from such guarantees have been included. The Bank has provided performance guarantees for the holders of shares in bond/money market funds offered by some of its capital investment companies.

Commitments for uncalled payments on shares not fully paid up amounted to €308 million at year-end 2000, and similar liabilities for shares in cooperates totaled €1 million. Under Section 24 of the German Private Limited Companies Act, the Bank was also liable for defaults on such calls in respect of 8 private limited companies for an aggregate of €20 million. In addition, the Bank was co-founder of one corporation, registration of which was still pending on the balance sheet date.

Under Section 26 of the German Private Limited Companies Act and on the basis of its holding in Liquiditäts-Konsortialbank GmbH, Frankfurt am Main, the Bank was liable for calls for additional capital up to €57 million at year-end 2000. In addition, under Article 5 (4) of the Articles of Association, the Bank is jointly and severally liable for any defaults on such calls by member banks of the Berlin-based Association of German Banks.

At the balance sheet date, the Bank had unlimited personal liability arising from shares in 10 partnerships.

Under Section 5 (10) of the by-laws of the Deposit Guarantee Fund, the Bank has undertaken to indemnify the Association of German Banks against any losses it might incur as a result of action taken on behalf of banks in which the Bank has a majority interest. The Bank has made a similar representation for its savings and loan subsidiary in accordance with Section 3 (1) of the by-laws of the Deposit Guarantee Fund for Bank-Related Savings and Loan Associations.

As members of the respective deposit guarantee funds in their country of operation, the following banks assume liability under the applicable regulations:
Bank Austria AG, Vienna,
Bank Austria Creditanstalt Croatia d.d., Zagreb,
Bank Austria Creditanstalt Czech Republik, a.s., Prague,
Bank Austria Creditanstalt d.d., Ljubljana,
Bank Austria Creditanstalt Deutschland AG, Munich,
Bank Austria Creditanstalt Romania S.A., Bucharest,
Bank Austria Creditanstalt Slovakia a.s., Bratislava,
Bank Austria Handelsbank Aktiengesellschaft, Vienna,
Bank Austria Treuhand AG, Vienna,
Bank Austria Wohnbank Aktiengesellschaft, Vienna,
BANKPRIVAT AG,Vienna,
Bank von Ernst & Cie. AG, Berne,
Bank Przemyslowo-Handlowy S.A. (BPH), Cracow,
CA IB Investmentbank AG, Vienna,
CA Wohnbaubank AG, Vienna,
Creditanstalt AG, Vienna,
FGH Bank N.V., Utrecht,
Górnoslaski Bank Gospordarczy S.A., Katowice,
HypoVereinsbank Hungaria Rt., Budapest,
HypoVereinsbank International S.A., Luxembourg,
HypoVereinsbank CZ a.s., Prague,
HypoVereinsbank Hipoteczny S.A., Warsaw,
HypoVereinsbank Slovakia a.s., Bratislava,
Pfandbrief Bank International S.A., Luxembourg,
Powszechny Bank Kredytowy S.A., Warsaw, and
SKWB Schoellerbank AG, Vienna.

73

STATEMENT OF RESPONSIBILITY

Bayerische Hypo- und Vereinsbank AG ensures that, to the extent of its shareholding, the companies set forth below are in a position to meet their contractual obligations except in the event of any political risk:

1. Domestic banks
Bankhaus Gebrüder Bethmann, Frankfurt
Bankhaus Maffei & Co. KGaA, Munich
Bayerische Handelsbank AG, Munich
Direkt Anlage Bank AG, Munich
Financial Markets Service Bank GmbH, Munich
Hanseatische Investitions-Bank GmbH, Hamburg
HypoVereinsbank Bulgaria GmbH, Munich
norisbank Aktiengesellschaft, Nuremberg
Nürnberger Hypothekenbank AG, Nuremberg
Süddeutsche Bodencreditbank AG, Munich
Vereins- und Westbank Aktiengesellschaft, Hamburg
Vereinsbank Victoria Bauspar Aktiengesellschaft, Munich
Westfalenbank Aktiengesellschaft, Bochum
Westfälische Hypothekenbank Aktiengesellschaft, Dortmund
Württembergische Hypothekenbank Aktiengesellschaft, Stuttgart

2. Foreign banks
Banco Inversión S.A., Madrid
Banco Popular Hipotecario S.A., Madrid
Bank Austria Aktiengesellschaft, Vienna
Bank Przemyslowo-Handlowy S.A., Cracow
Bank von Ernst & Cie. AG, Berne
FGH Bank N.V., Utrecht
HVB Jelzálogbank Rt., Budapest
HVB Real Estate Capital France S.A., Paris (formerly BV France)
HypoVereinsbank Bank Hipoteczny SA, Warsaw
HypoVereinsbank CZ a.s., Prague
HypoVereinsbank Hungaria Rt., Budapest
HypoVereinsbank Ireland, Dublin
HypoVereinsbank Luxembourg S.A., Luxembourg
HypoVereinsbank Slovakia a.s., Bratislava
Pfandbrief Bank International S.A., Luxembourg
SKWB Schoellerbank Aktiengesellschaft, Vienna

3. Financial services institutions
HVB Finance (Delaware) Inc., Wilmington
HVB Finanziaria S.p.A., Milan

4. Financial companies
Bayerische Immobilien-Leasing GmbH, Munich[1]
Bayerische Immobilien-Leasing GmbH & Co. Verwaltungs-KG, Munich[1]
HVB Real Estate Capital Ltd., London
WBRM-Holding GmbH, Essen[2]

5. Companies with bank-related auxiliary services
HypoVereinsFinance N.V., Amsterdam

[1] Statement of responsibility given by Bayerische Immobilien Leasing (BIL), subgroup, can be obtained from BIL

[2] 50% holding shown under miscellaneous other assets as there is no intention to retain long-term

74

INFORMATION ON RELATIONSHIPS WITH RELATED PARTIES

Emoluments paid to members of the Supervisory Board, managing directors and senior executives:

in millions of €	2000	1999
Board of Managing Directors of Bayerische Hypo- und Vereinsbank AG	13	10
Supervisory Board of Bayerische Hypo- und Vereinsbank AG	1	1
Former members of the Board of Managing Directors of Bayerische Hypo- und Vereinsbank AG, and their surviving dependents	13	14
Heads of corporate and service divisions of Bayerische Hypo- und Vereinsbank AG	27	26

At December 31, 2000, the Bank had pension provisions for former members of the Board and Managing Directors and their surviving dependents totaling €78 million.

The total amount of loans and advances made to and liabilities assumed for members of the Supervisory Board, managing directors and senior executives at the balance sheet date was as follows:

in millions of €	2000	1999
Board of Managing Directors of Bayerische Hypo- und Vereinsbank AG	7	11
Supervisory Board of Bayerische Hypo- und Vereinsbank AG	6	9
Heads of corporate and service divisions of Bayerische Hypo- und Vereinsbank AG	27	25

75

MORTGAGE BANKING

Analysis of mortgage banking business

in millions of €	2000	1999
New mortgage loan commitments	18,271	23,854
Housing loans	10,101	14,981
Loans to trade and industry, and other loans	8,170	8,873
New municipal loan commitments[1]	18,912	23,911
Total	**37,183**	**47,765**
Disbursements under mortgage loans	18,867	23,912
Disbursements under municipal loans[1]	19,267	24,389
Total	**38,134**	**48,301**
Extensions of mortgage loans	10,915	13,087
Extensions of municipal loans	411	671
Total	**11,326**	**13,758**

[1] Municipal loans and public-sector bonds

Coverage

The following statement of coverage includes the Group mortgage banks hat are subject to the provisions of the German Mortgage Banking Act.

in millions of €	2000	1999
Mortgage bonds		
Standard coverage		
Placements with, and loans and advances to, other banks		
Mortgage loans	377	384
Loans and advances to customers		
Mortgage loans	83,624	77,555
Property, plant and equipment (land charges on land owned)	355	426
Miscellaneous other assets	8	3
Other eligible coverage		
Other placements with, and loans and advances to, other banks	180	305
Loans and advances to customers	—	—
Debt securities and other fixed-income securities	2,661	4,659
Subtotal	**87,205**	**83,332**
Total mortgage bonds requiring cover	83,589	79,920
Excess coverage	**3,616**	**3,412**

in millions of €	2000	1999
Public-sector bonds		
Standard coverage		
Placements with, and loans and other advances to, other bank	25,735	25,390
Mortgage loans	501	567
Municipal loans	25,234	24,823
Loans and advances to customers	54,736	56,046
Mortgage loans	1,589	1,728
Municipal loans	53,147	54,318
Debt securities and other fixed-income securities	26,247	18,660
Other eligible coverage		
Other placements with, and loans and advances to, other banks	—	150
Debt securities and other fixed-income securities	—	—
Subtotal	**106,718**	**100,246**
Total public-sector bonds requiring cover	99,602	94,350
Excess coverage	**7,116**	**5,896**

The statement of coverage shows the extent to which the Bank's senior bond liabilities (mortgage bonds and public-sector bonds) are covered by certain specially secured assets serving as collateral.

Mortgage bonds used to cover for bonds, broken down by type of mortgaged property:

Mortgage loans must not exceed 60% of the lending value of the loaned land and buildings when the assets serving as collateral are calculated.

	2000 in € millions	2000 in %	1999 in € millions	1999 in %
Commercial property	27,075	32.0	25,200	32.1
Residential property	56,166	66.5	52,044	66.3
Undeveloped real estate	337	0.4	258	0.3
Buildings under construction	877	1.0	940	1.2
Agricultural property	61	0.1	64	0.1
Total	**84,516**	**100.0**	**78,506**	**100.0**

76

EMPLOYEES

The average number of people employed by the Bank was as follows:

	2000	1999
Employees (excluding trainees)	45,420	43,703
Full-time	39,303	38,383
Part-time	6,117	5,315
Trainees	1,058	2,056

The employees' total length of service is as follows:

Employees (excl. trainees)	2000 Women	2000 Men	2000 Total
Length of service (in %)			
25 years or more	5.8	8.0	13.8
15 to 25 years	8.6	7.4	16.0
10 to 15 years	9.6	5.6	15.2
5 to 10 years	14.7	8.5	23.2
Less than 5 years	17.8	14.0	31.8

77

OFFICES

Domestic and international offices

	1999	Additions		Reductions		Relocations	2000
		New openings	Expansion of consolidated group	Closures	Consolidations		
Domestic							
Baden-Württemberg	50	2		3	3	– 2	44
Bavaria	529	6	2	12	31	4	498
Berlin	41		1				42
Brandenburg	12						12
Bremen	14						14
Hamburg	61	1		2			60
Hesse	32		1				33
Mecklenburg-Western Pomerania	13						13
Lower Saxony	40						40
North Rhine-Westphalia	50	3		2			51
Rhineland-Palatinate	31				1		30
Saarland	12				1		11
Saxony	54	1		4	4	– 1	46
Saxony-Anhalt	26			1			25
Schleswig-Holstein	89						89
Thuringia	30			1	1	– 1	27
Subtotal	**1,084**	**13**	**4**	**25**	**41**		**1,035**
International							
Austria	17	2	520	1	1		537
Other Western Europe	33	3	12	2	1		45
Central and Eastern Europe	263	30	473	3			763
Americas	10		11				21
Asia	9		9				18
Africa	1		1				2
Subtotal	**333**	**35**	**1,026**	**6**	**2**		**1,386**
Total	**1,417**	**48**	**1,030**	**31**	**43**		**2,421**

Supervisory Board

Kurt F. Viermetz
Chairman

Herbert Betz
Deputy Chairman

Dr. Richard Trautner
Deputy Chairman

Dr. Diethart Breipohl
since January 13, 2000

Heidi Dennl

Volker Doppelfeld

Ernst Eigner

Helmut Gropper

Klaus Grünewald

Heinz-Georg Harbauer

Anton Hofer

Dr. Jochen Holzer
until August 31, 2000

Dr. Edgar Jannott

Max Dietrich Kley

Peter König

Hanns-Peter Kreuser

Christoph Schmidt

Jürgen E. Schrempp

Dr. Siegfried Sellitsch
since January 17, 2001

Professor
Hans-Werner Sinn
since January 13, 2000

Helmut Wunder

Board of Managing Directors

Stephan Bub
since February 1, 2001

Dr. Egbert Eisele

Dr. Stefan Jentzsch
as of May 1, 2001

Dr. Norbert Juchem

Dr. Claus Nolting
since January 1, 2001

Dieter Rampl

Gerhard Randa
since January 1, 2001

Dr. Eberhard Rauch

Dr. Albrecht Schmidt

Dr. Stephan Schüller

Dr. Paul Siebertz

Dr. Wolfgang Sprissler

Munich, March 13, 2001

BAYERISCHE HYPO- UND VEREINSBANK
AKTIENGESELLSCHAFT

The Board of Managing Directors

Bub Eisele Juchem Nolting Rampl Randa

Rauch Schmidt Schüller Siebertz Sprissler

INDEPENDENT AUDITORS' REPORT

We have audited the consolidated financial statements, comprising the balace sheet, the income statement and the statements of changes in shareholders' equity and cash flows as well as the notes to the financial statements prepared by Bayerische Hypo- und Vereinsbank Aktiengesellschaft, Munich, for the business year from January 1 to December 31, 2000. The preparation and the content of the consolidated financial statements in accordance with International Accounting Standards (IAS) are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit of the consolidated financial statements in accordance with German auditing regulations and German generally accepted standards for the audit of financial statements promulgated by the Institut der Wirtschaftsprüfer (IDW) and in supplementary compliance with International Standards on Auditing (ISA). Those standards require that we plan and perform the audit such that it can be assessed with reasonable assurance whether the consolidated financial statements are free of material misstatements. Knowledge of the business activities and the economic and legal environment of the Group and evaluations of possible misstatements are taken into account in the determination of audit procedures. The evidence supporting the amounts and disclosures in the consolidated financial statements are examined on a test basis within the framework of the audit. The audit includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements give a true and fair view of the net assets, financial position, results of operations and cash flows of Bayerische Hypo- und Vereinsbank Aktiengesellschaft, Munich, for the business year in accordance with International Accounting Standards.

Our audit, which also extends to the group management report (Financial Review and Risk Report) prepared by the Company's management for the business year from January 1 to December 31, 2000, has not led to any reservations. In our opinion on the whole the group management report (Financial Review and Risk Report) provides a suitable understanding of the Group's position and suitably presents the risks of future development. In addition, we confirm that the consolidated financial statements and the group management report (Financial Review and Risk Report) for the business year from January 1 to December 31, 2000 satisfy the conditions required for the Company's exemption from its duty to prepare consolidated financial statements and the group management report in accordance with German law.

Munich, March 20, 2001

KPMG Deutsche Treuhand-Gesellschaft
Aktiengesellschaft
Wirtschaftsprüfungsgesellschaft

Wohlmannstetter	Pastor
Wirtschaftsprüfer	Wirtschaftsprüfer

(Independent Auditors)

Executive Boards

HONORARY CHAIRMAN OF THE SUPERVISORY BOARD

DR. MAXIMILIAN HACKL
Former Spokesman of the Board of Managing Directors and former Chairman of the Supervisory Board of Bayerische Vereinsbank Aktiengesellschaft, Krailling

SUPERVISORY BOARD

KURT F. VIERMETZ
Vice Chairman J.P. Morgan & Co. Inc., retired, Rye/New York and Munich, Chairman

HERBERT BETZ
Employee, Bayerische Hypo- und Vereinsbank Aktiengesellschaft, Baldham
Deputy Chairman

DR. RICHARD TRAUTNER
Former member of the Board of Managing Directors of Bayerische Vereinsbank Aktiengesellschaft, Krailling
Deputy Chairman

DR. DIETHART BREIPOHL
Member of the Supervisory Board of Allianz Aktiengesellschaft and former member of the Board of Management of Allianz Aktiengesellschaft, Icking
since January 13, 2000

HEIDI DENNL
Employee, Bayerische Hypo- und Vereinsbank Aktiengesellschaft, Munich

VOLKER DOPPELFELD
Chairman of the Supervisory Board of BMW AG and former member of the Board of Management of BMW AG, Münsing

ERNST EIGNER
Employee, Bayerische Hypo- und Vereinsbank Aktiengesellschaft, Karlsfeld

HELMUT GROPPER
Ministerialdirektor
Deputy department head in the Bavarian State Ministry of Finance, Königsbrunn

KLAUS GRÜNEWALD
Secretary of the Union of Employees in Commerce, Banking and Insurance, Gröbenzell

HEINZ-GEORG HARBAUER
Head of the Bavarian Division of the German Union of Salaried Employees, Munich

ANTON HOFER
Employee, Bayerische Hypo- und Vereinsbank Aktiengesellschaft, Nuremberg

DR. JOCHEN HOLZER
Former Chairman of the Supervisory Board of VIAG Aktiengesellschaft, Munich
until August 31, 2000

DR. EDGAR JANNOTT
Former Chairman of the Managing Board and member of the Supervisory Board of ERGO Versicherungsgruppe AG, Kaarst

MAX DIETRICH KLEY
Deputy Chairman of the Board of Executive Directors of BASF AG, Ludwigshafen

PETER KÖNIG
Employee, Bayerische Hypo- und Vereinsbank Aktiengesellschaft, Munich

HANNS-PETER KREUSER
Employee, Bayerische Hypo- und Vereinsbank Aktiengesellschaft, Munich

CHRISTOPH SCHMIDT
Employee, Vereins- und Westbank Aktiengesellschaft, Schleswig

JÜRGEN E. SCHREMPP
Chairman of the Board of Management of DaimlerChrysler AG, Stuttgart

DR. SIEGFRIED SELLITSCH
Chairman of the Managing Board of Wiener Städtische Allgemeine Versicherung Aktiengesellschaft, Vienna
since January 17, 2001

PROFESSOR HANS-WERNER SINN
President of the Ifo Institute for Economic Research, Gauting
since January 13, 2000

HELMUT WUNDER
Employee, Bayerische Hypo- und Vereinsbank Aktiengesellschaft, Waischenfeld

SUPERVISORY BOARD COMMITTEES*

EXECUTIVE COMMITTEE
Kurt F. Viermetz
Herbert Betz
Dr. Richard Trautner

BUSINESS DEVELOPMENT AND CREDIT COMMITTEE
Kurt F. Viermetz, Chairman
Herbert Betz
Dr. Diethart Breipohl
Dr. Richard Trautner
Helmut Wunder

AUDIT COMMITTEE
Dr. Diethart Breipohl, Chairman
Dr. Edgar Jannott
Helmut Gropper
Anton Hofer
Peter König

TRUST BUSINESS COMMITTEE
Dr. Edgar Jannott, Chairman
Dr. Jochen Holzer,
until August 31, 2000
Christoph Schmidt
Dr. Siegfried Sellitsch,
since January 29, 2001

NEGOTIATING COMMITTEE
Kurt F. Viermetz
Herbert Betz
Peter König
Dr. Richard Trautner

TRUSTEES

Trustees for mortgage banking operations pursuant to Section 29 of the German Mortgage Banking Act

DR. OTTO BEIERL
Ministerialdirigent in the Bavarian State Ministry of Finance, Munich

Deputies

ERWIN HORAK
Ministerialrat (retired)
President of the State Lottery Administration, Munich

DR. ROLAND JÜPTNER
Financial President of the Regional Revenue Office, Munich

ECKEHARD SCHMIDT
Ministerialrat in the Bavarian State Ministry of Finance, Munich

DR. KONRAD TAUBMANN
Certified Public Accountant and Tax Consultant, Munich

BOARD OF MANAGING DIRECTORS

STEPHAN BUB
since February 1, 2001

DR. EGBERT EISELE

DR. STEFAN JENTZSCH
as of May 1, 2001

DR. NORBERT JUCHEM

DR. CLAUS NOLTING
since January 1, 2001

DIETER RAMPL

GERHARD RANDA
since January 1, 2001

DR. EBERHARD RAUCH

DR. ALBRECHT SCHMIDT

DR. STEPHAN SCHÜLLER

DR. PAUL SIEBERTZ

DR. WOLFGANG SPRISSLER

SUMMARY OF ANNUAL FINANCIAL DATA

Operating performance (€ millions)	2000	1999	1998	1997
Net interest income	5,150	5,045	5,035	4,782
Provisions for losses on loans and advances	1,186	2,472	1,659	1,386
Net interest income after provisions for losses on loans and advances	3,964	2,573	3,376	3,396
Net commission income	2,423	1,876	1,631	1,516
Trading profit	548	401	487	458
General administrative expenses	4,882	4,570	4,324	3,957
E-commerce expenses	235	—	—	—
Balance of other operating income and expenses	55	91	91	56
Operating profit	**1,873**	**371**	**1,261**	**1,469**
Net income from investments	325	985	330	176
Amortization of goodwill	89	70	32	29
Balance of other income and expenses	(131)	(238)	(44)	(102)
Profit from ordinary activities	**1,978**	**1,048**	**1,515**	**1,514**
Balance of extraordinary income and expenses	(126)	(294)	(109)	(96)
Net income before taxes	**1,852**	**754**	**1,406**	**1,418**
Income taxes	668	315	629	521
Net income	**1,184**	**439**	**777**	**897**
Minority interest in net income	(105)	(80)	(73)	(69)
Net income adjusted for minority interest	**1,079**	**359**	**704**	**828**
Dividend per share of common stock (€)	0.85	0.85	0.82	[1]
Earnings per share as per IAS (€)	2.50	0.86	1.69	2
Earnings per share as per IAS (€) (excl. amortization of goodwill)	2.71	1.03	1.77	2.07
Key indicators (%)				
Return on equity after taxes	8.5	3.0	6.1	8.5
Return on equity after taxes (excl. amortization of goodwill)	9.2	3.6	6.3	8.8
Cost-income ratio (based on operating revenues)	59.7	61.6	59.7	58.1
Cost-income ratio (based on profit from ordinary activities)	59.0	56.5	57.7	57.7
Ratio of net commission income to operating revenues	29.6	25.3	22.5	22.3
Balance sheet figures (€ billions)				
Total assets	716.5	503.3	460.7	425.7
Total lending volume	449.2	349.6	335.8	311.0
Shareholders' equity	19.6	12.4	12.2	12.0
Key capital ratios compliant with the German Banking Act[2]				
Core capital (€ billions)	21.3	14.6	13.0	11.2
Total equity (€ billions)	38.5	26.7	22.7	—
Risk assets (€ billions)	324.2	229.7	215.9	210.0
Core capital ratio (%)	6.6	6.4	6	5.4
Total equity ratio (%)	10.4	10.1	9.3	—
Share information				
Share price: Year-end (€)	60.30	68.00	66.40	—
High (€)	72.85	69.90	95.00	—
Low (€)	55.30	48.00	55.50	—
Market capitalization (€ billions)	32.3	28.7	27.9	—
Employees	72,867	46,170	39,447	39,608
Branch offices	2,421	1,417	1,420	1,505

[1] former Vereinsbank: €0.82 / former HYPO-BANK: €0.74
[2] as per approved financial statements

SUMMARY OF QUARTERLY FINANCIAL DATA

Operating performance (€ millions)	1st quarter, 2000	2nd quarter, 2000	3rd quarter, 2000	4th quarter, 2000
Net interest income	1,215	1,209	1,247	1,479
Provisions for losses on loans and advances	248	248	291	399
Net interest income after provisions for losses on loans and advances	967	961	956	1,080
Net commission income	693	536	540	654
Trading profit	248	68	189	43
General administrative expenses	1,143	1,167	1,219	1,353
E-commerce expenses	63	62	63	47
Balance of other operating income and expenses	3	17	9	26
Operating profit	**705**	**353**	**412**	**403**
Net income from investments	(22)	255	(33)	125
Amorzation of goodwill	18	20	20	31
Balance of other income and expenses	(23)	(25)	(47)	(36)
Profit from ordinary activities	**642**	**563**	**312**	**461**
Balance of extraordinary income and expenses	(25)	(32)	(32)	(37)
Net income before taxes	**617**	**531**	**280**	**424**
Income taxes	299	226	121	22
Net income	**318**	**305**	**159**	**402**
Minority interest in net income	(30)	(23)	(10)	(42)
Profit	**288**	**282**	**149**	**360**
Earnings per share as per IAS (€)	0.68	0.67	0.35	0.80
Earnings per share as per IAS (€) (excl. amortization of goodwill)	0.73	0.72	0.40	0.86

Key indicators (%)	March 31, 2000	June 30, 2000	Sept. 30, 2000	Dec. 31, 2000
Return on equity after taxes	9.5	9.4	7.9	8.5
Return on equity after taxes (excl. amortization of goodwill)	10.1	10.0	8.6	9.2
Cost-income ratio (based on operating revenues)	52.9	57.9	59.1	59.7
Cost-income ratio (based on profit from ordinary activities)	54.5	55.9	58.6	59.0
Ratio of net commission income to operating revenues	32.1	30.8	29.6	29.6
Balance sheet figures (€ billions)				
Total assets	519.7	539.9	548.2	716.5
Total lending volume	351.1	354.6	361.6	449.2
Shareholder's equity	12.8	12.7	12.9	19.6
Key capital ratios				
Core capital (€ billions)	14.6	14.9	15.0	21.3
Total equity (€ billions)	26.8	27.3	27.4	38.5
Risk assets (€ billions)	231.6	238.0	245.2	324.2
Core capital ratio (%)	6.3	6.3	6.1	6.6
Total equity ratio (%)	9.9	9.8	9.6	10.4
Share information				
Share price (€)	64.20	67.66	62.76	60.30
Market capitalization (€ billions)	27.0	28.5	26.5	32.3

Employees	46,239	45,868	46,321	72,867
Branch offices	1,416	1,408	1,402	2,421

Financial Calendar

IMPORTANT DATES 2001

Preliminary annual results	February 21, 2001
Annual press conference	March 22, 2001
Annual analyst conference	March 22, 2001
Annual General Meeting of Shareholders	May 22, 2001
ICM International Congress Center Munich	
Neue Messe Munich-Riem, 81823 Munich, Germany	
First-quarter earnings	May 22, 2001
Second-quarter earnings	July 26, 2001
Third-quarter earnings	October 25, 2001

IMPORTANT DATES 2002

Preliminary annual results	February 20, 2002
Annual press conference	March 21, 2002
Annual analyst conference	March 21, 2002
Annual General Meeting of Shareholders	May 23, 2002
ICM International Congress Center Munich	
Neue Messe Munich-Riem, 81823 Munich, Germany	
First-quarter earnings	May 23, 2002
Second-quarter earnings	July 25, 2002
Third-quarter earnings	October 24, 2002

CONTACTS

Should you have any questions about the annual report, please contact Group Investor Relations by calling +49 (0)89 378-2 52 76, faxing +49 (0)89 378-2 40 83, or e-mailing ir@hvbgroup.com.

You can call up important company announcements as soon as they have been published by visiting our website at www.hvbgroup.com/IR, where you can also register for our e-mail subscription service.

SHAREHOLDER PUBLICATIONS

Annual Report (English/German), abridged and full version

Annual Report Lexicon (available in German only)

Interim reports (English/German) for the first, second, and third quarters

Environmental Report

For a current list of branches, visit our website at www.hypovereinsbank.com/branches

ORDERING

To order more copies of the annual report or one of the publications listed here, please contact our Reporting Service by calling +49 (0)89 89 50 60 75, or faxing +49 (0)89 89 50 60 30.

This edition of our annual report is prepared for the convenience of our English-speaking readers. It is based on the German original, which takes precedence in all legal aspects.

Published by

Bayerische Hypo- und Vereinsbank
Aktiengesellschaft
Head Office
D-80311 Munich
http://www.hvbgroup.com
Registrar of companies:
Munich HRB 421 48

Layout: Gottschalk+Ash Int'l

Typesetting: SchumacherGebler
Printed by: Druckerei Kriechbaumer

Printed in Germany

